FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Opteum Mortgage Acceptance Corporation	**0001257394**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 31, 2005 Series 2005-1	**333-120965**

____

Name of Person Filing the Document
(If Other than the Registrant)


05003707


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2005
WASH. D.C.
213
SECTION

PROCESSED
FEB 0 7 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPTEUM MORTGAGE ACCEPTANCE CORPORATION

By: Frank Plenskofski
Name: Frank Plenskofski
Title: Vice President and Treasurer

Dated: January 31, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	0

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.



Opteum Mortgage Acceptance Corporation
Asset-Backed Pass-Through Certificates
Series 2005-1*

Approximate Total Offered Size: $796,424,000

Opteum Mortgage Services, LLC
Seller and Servicer

Wells Fargo Home Mortgage, Inc.
Master Servicer

Opteum Mortgage Acceptance Corporation
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)(2)
Class A-1A	$323,860,500	Floating Rate / Super Senior	1m Libor + [ ]%	AAA/Aaa	3.00 / 3.27 Yr
Class A-1B	$35,984,500	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	3.00 / 3.27 Yr
Class A-2	$152,300,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	1.00 / 1.00 Yr
Class A-3	$128,700,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	3.00 / 3.00 Yr
Class A-4	$78,845,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	6.84 / 8.12 Yr
Class M-1	$18,174,000	Floating Rate / Mezz	1m Libor + [ ]%	AA+/Aa1	5.24 / 5.78 Yr
Class M-2	$14,135,000	Floating Rate / Mezz	1m Libor + [ ]%	AA/Aa2	5.24 / 5.73 Yr
Class M-3	$8,885,000	Floating Rate / Mezz	1m Libor + [ ]%	AA-/Aa3	5.23 / 5.67 Yr
Class M-4	$7,270,000	Floating Rate / Mezz	1m Libor + [ ]%	A+/A1	5.23 / 5.61 Yr
Class M-5	$6,462,000	Floating Rate / Mezz	1m Libor + [ ]%	A/A2	5.23 / 5.55 Yr
Class M-6	$6,462,000	Floating Rate / Mezz	1m Libor + [ ]%	A-/A3	5.23 / 5.47 Yr
Class M-7	$5,654,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB+/Baa1	5.23 / 5.34 Yr
Class M-8	$4,846,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB/Baa2	5.17 / 5.17 Yr
Class M-9	$4,846,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB-/Baa3	4.90 / 4.90 Yr
NON-OFFERED CERTIFICATES					
Class M-10	$5,251,000	Floating Rate / Mezz	1m Libor + [ ]%	BB+/Ba1	4.29 / 4.29 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Lead Manager:	**Citigroup Global Markets Inc.**	Expected Pricing Date:	January 21, 2005
Rating Agencies:	S&P / Moody's	Expected Settlement Date:	January 31, 2005
Trustee:	HSBC Bank USA		
Trust Administrator:	Wells Fargo Bank, N.A.		

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6217	Maggie Jiang (212) 723-6404
Ian Wesson (212) 723-6334	Matthew Cherwin (212) 723-6217	Adrian Wu (212) 723-6406
Sabrina Mallick (212) 723-6536	Eliot Rubenzahl (212) 723-6217	

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions: there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-1
Offered Certificates:	Class A-1A, Class A-1B, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates
Non-Offered Certificates:	Class M-10, Class C, Class P and Class R Certificates
Class A Certificates:	Class A-1A, Class A-1B, Class A-2, Class A-3 and Class A-4 Certificates
Class A-1 Certificates:	Class A-1A and Class A-1B Certificates
Class A Sequential Certificates:	Class A-2, Class A-3 and Class A-4 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
Seller and Servicer:	Opteum Financial Services, LLC
Master Servicer:	Wells Fargo Home Mortgage, Inc
Subservicer (Alt-A Mortgage Loans):	Cenlar FSB
Subservicer (Subprime Mortgage Loans):	Option One Mortgage Corporation
Depositor:	Opteum Mortgage Acceptance Corporation
Trustee:	HSBC Bank USA
Trust Administrator:	Wells Fargo Bank, N.A.
Cap Provider:	TBD
PMI Policy Providers:	PMI Mortgage Insurance Co. and United Guaranty Insurance Company
Closing Date:	On or about January 31, 2005
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing February 25, 2005
Cut-off Date:	January 1, 2005
Record Date:	For the Offered Certificates the business day preceding the Distribution Date
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125%.
Servicing Fee:	With respect to each fixed rate mortgage loan, the Servicing Fee Rate ranges from 0.25% to 0.50% per annum. With respect to each adjustable rate mortgage loan, the Servicing Fee Rate ranges from 0.375% to 0.50% per annum; provided that, if any adjustable rate mortgage loan has an initial fixed rate interest period, that rate will range from 0.25% to 0.50% per annum during such initial period.
Administrative Fees:	The Master Servicing Fee, the related Servicing Fees, and the fee payable for those loans which are covered under the PMI Policy.
Denomination:	$100,000 and multiples of $1 in excess thereof
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will be ERISA eligible.
Tax Status:	For Federal Income Tax Purposes, the Offered Certificates will represent ownership of REMIC regular interests and ownership interests in the Interest Rate Cap Agreements.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Interest Payment Delay: The Offered Certificates have a 0 day delay.

Day Count: The Offered Certificates are Actual/360.

Accrued Interest: 0 days. The Offered Certificates will settle flat.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class A-1A	1ml + [ ]	1ml + 2.0x [ ]
Class A-1B	1ml + [ ]	1ml + 2.0x [ ]
Class A-2	1ml + [ ]	1ml + 2.0x [ ]
Class A-3	1ml + [ ]	1ml + 2.0x [ ]
Class A-4	1ml + [ ]	1ml + 2.0x [ ]
Class M-1	1ml + [ ]	1ml + 1.5x [ ]
Class M-2	1ml + [ ]	1ml + 1.5x [ ]
Class M-3	1ml + [ ]	1ml + 1.5x [ ]
Class M-4	1ml + [ ]	1ml + 1.5x [ ]
Class M-5	1ml + [ ]	1ml + 1.5x [ ]
Class M-6	1ml + [ ]	1ml + 1.5x [ ]
Class M-7	1ml + [ ]	1ml + 1.5x [ ]
Class M-8	1ml + [ ]	1ml + 1.5x [ ]
Class M-9	1ml + [ ]	1ml + 1.5x [ ]
Class M-10	1ml + [ ]	1ml + 1.5x [ ]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the aggregate Administrative Fee Rate. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 21.80% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. If the Servicer does not exercise such option, the Master Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 5% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Interest Carry Forward Amount: As of any Distribution Date the sum of: (x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and (y) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount: For any distribution date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Offered Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover the Interest Carry Forward Amounts and Basis Risk Shortfall Carry Forward Amounts on the Offered Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during such Due Period and received or advanced thereto, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the Principal Remittance Amount plus any Excess Interest allocable to principal in order build to or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (i) the Principal Distribution Amount and (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 78.20% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

All distributions of principal to the Class A Certificates on any Distribution Date will be allocated to the Class A-1 Certificates and to the Class A Sequential Certificates on a pro rata basis based on the aggregate Certificate Principal Balances of the Class A-1 Certificates immediately prior to such Distribution Date and the aggregate Certificate Principal Balances of the Class A Sequential Certificates immediately prior to such Distribution Date.

Any allocations of principal to the Class A-1 Certificates will be distributed pro-rata to the Class A-1A and Class A-1B Certificates, based upon the certificate principal balance of each such class.

Any allocations of principal to the Class A Sequential Certificates will be distributed first to the Class A-2 Certificates, second to the Class A-3 Certificates, and third to the Class A-4 Certificates, in each case until the Certificate Principal Balance such class of Certificates has been reduced to zero. Notwithstanding the foregoing, on any Distribution Date on or after which the aggregate Certificate Principal Balance of the Class M Certificates has been reduced to zero, principal will be allocated to the Class A Sequential Certificates on a pro-rata basis.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 17.30% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 13.80% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 11.60% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 9.80% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 8.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 6.60% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 5.20% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) Then to the Class M-8 Certificates, until approximately a 4.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) Then to the Class M-9 Certificates, until approximately a 2.80% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage), and

(x) Then to the Class M-10 Certificates, until approximately a 1.50% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage).

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Distributions: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To the Master Servicer and the Servicer their respective Fees, accrued on the aggregate principal balance of the Mortgage Loans;
2. To the PMI Policy Provider the premium payable on the Mortgage Loans covered under the PMI Policy;
3. To pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amounts from a prior Distribution Date and then to pay interest, excluding any Interest Carry Forward Amounts from prior Distribution Dates, sequentially to the Class M Certificates in the order of their numerical class designations.

4A. Prior to the Stepdown Date or if a Trigger Event is in effect to pay the Principal Distribution Amount as follows:
   1. To pay principal to the Class A-1 and Class A Sequential Certificates as provided above, pro rata, until reduced to zero.
   2. To pay principal to the Class M Certificates from the remaining Principal Distribution Amount in the order of their numerical class designations, in each case until the balance of until such class has been reduced to zero.

4B. On or after the Stepdown Date and if a Trigger Event is not in effect to pay the Principal Distribution Amount as follows:
   1. To pay principal to the Class A Certificates as provided above, the Class A Principal Distribution Amount.
   2. To pay principal to the Class M Certificates, in order of seniority, the respective Class M Principal Distribution Amount for the applicable Distribution Date.

5. To pay any Realized Loss Amounts allocated to the Class A-1B Certificates.
6. To pay the Interest Carry Forward Amounts on the Class M Certificates, sequentially.
7. To pay any Realized Loss Amounts allocated to the Class M Certificates.
8. To the Class A Certificates and then sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, any Basis Risk Shortfall Carry-Forward Amounts to the extent not covered by the Interest Rate Cap Agreement; and
9. To pay any remaining amount to the Class C and Class R Certificates, in accordance with the Pooling and Servicing Agreement.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A***	10.90%	Class A	21.80%
Class M-1	8.65%	Class M-1	17.30%
Class M-2	6.90%	Class M-2	13.80%
Class M-3	5.80%	Class M-3	11.60%
Class M-4	4.90%	Class M-4	9.80%
Class M-5	4.10%	Class M-5	8.20%
Class M-6	3.30%	Class M-6	6.60%
Class M-7	2.60%	Class M-7	5.20%
Class M-8	2.00%	Class M-8	4.00%
Class M-9	1.40%	Class M-9	2.80%
Class M-10	0.75%	Class M-10	1.50%

**Approximate*

***Targeted*

****The Class A-1A Certificates will have additional credit support provided by the Class A-1B Certificates*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date, the Overcollateralization Target Amount (a) prior to the Stepdown Date, is an amount equal to approximately 0.75% of the principal balance of the Mortgage Loans as of the Cut-off date; (b) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (i) approximately 1.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related due period and (ii) 0.50% of the principal balance of the Mortgage Loans as of the Cut-off date; and (c) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Release Amount:

As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over (y) the Overcollateralization Target Amount for such Distribution Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysis or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Interest Rate Cap Agreements:

On the Closing Date, the Trustee will enter into two separate Interest Rate Cap Agreements with the Interest Rate Cap Provider for the benefit of the Class A Certificates and Class M Certificates, respectively. The Interest Rate Cap Provider will be obligated to make monthly payments to the Trustee (based on a notional amount) when one-month LIBOR exceeds the strike rate for the related period. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling rate for the related period. The schedules containing the notional amounts are in the tables on pages 16 and 17.

Stepdown Date:

The earlier to occur of:

(x) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, or

(y) the later to occur of:

- (i) the Distribution Date in February 2008 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 21.80%

Trigger Event:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
February 2005 to January 2008	N/A
February 2008 to January 2009	[1.25%]*
February 2009 to January 2010	[1.75%]*
February 2010 to January 2011	[2.25%]*
February 2011 and thereafter	[2.55%]*

(ii) If the three-month rolling average of 60+ Day Delinquent Loans equals or exceeds 32% of the Senior Enhancement Percentage.

*Subject to Rating Agency approval

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount until reduced to zero, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates, and twelfth, to the Class M-1 Certificates. After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero, a fraction equal to (x) the aggregate Certificate Principal Balance of the Class A-1 Certificates over (y) the aggregate Certificate Principal Balance of all of the Class A Certificates, of any additional losses will be allocated to the Class A-1B Certificates, until the Certificate Principal Balance thereof has been reduced to zero. Losses will not be allocated to the other classes of Class A Certificates; however, there may be insufficient amounts available in the trust fund to reduce the Certificate Principal Balance of these classes to zero on the final Distribution Date.

Mortgage Pool:

The Mortgage Loans will consist of fixed and adjustable rate closed-end Alt-A and Subprime mortgage loans, which accrue interest on an actuarial basis and are secured by first and second lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $807,733,717. There will be approximately 1,398 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $209,894,083 and approximately 2,291 adjustable rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $597,839,633.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, *commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not* addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Primary Mortgage Insurance Policy: As of the Cut-Off Date, approximately 4.70% of the Mortgage Loans will be covered by a lender-paid primary mortgage insurance policy (the "PMI Policy") issued by the PMI Policy Provider. For each of those Mortgage Loans, the PMI Policy Provider provides insurance coverage, subject to certain caveats, down to approximately 78% of the value of the related mortgaged property.

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysis or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1A					
Avg. Life (yrs)	19.81	5.78	**3.00**	1.92	1.32
Window (mo)	1-343	1-179	**1-95**	1-61	1-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class A-1B					
Avg. Life (yrs)	19.81	5.78	**3.00**	1.92	1.32
Window (mo)	1-343	1-179	**1-95**	1-61	1-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class A-2					
Avg. Life (yrs)	13.22	1.78	**1.00**	0.73	0.59
Window (mo)	1-227	1-42	**1-22**	1-15	1-12
Expected Final Mat.	Dec 2023	Jul 2008	**Nov 2006**	Apr 2006	Jan 2006
Class A-3					
Avg. Life (yrs)	22.67	5.98	**3.00**	1.89	1.40
Window (mo)	227-316	42-117	**22-58**	15-32	12-23
Expected Final Mat.	May 2031	Oct 2014	**Nov 2009**	Sep 2007	Dec 2006
Class A-4					
Avg. Life (yrs)	27.90	13.20	**6.84**	4.26	2.60
Window (mo)	316-343	117-179	**58-95**	32-61	23-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-1					
Avg. Life (yrs)	26.01	10.14	**5.24**	4.00	3.57
Window (mo)	261-343	60-179	**38-95**	42-61	43-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-2					
Avg. Life (yrs)	26.01	10.14	**5.24**	3.92	3.57
Window (mo)	261-343	60-179	**38-95**	41-61	43-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-3					
Avg. Life (yrs)	26.01	10.14	**5.23**	3.86	3.57
Window (mo)	261-343	60-179	**37-95**	40-61	43-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-4					
Avg. Life (yrs)	26.01	10.14	**5.23**	3.83	3.56
Window (mo)	261-343	60-179	**37-95**	39-61	42-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-5					
Avg. Life (yrs)	26.01	10.14	**5.23**	3.81	3.48
Window (mo)	261-343	60-179	**37-95**	39-61	41-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-6					
Avg. Life (yrs)	26.01	10.14	**5.23**	3.78	3.41
Window (mo)	261-343	60-179	**37-95**	38-61	40-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-7					
Avg. Life (yrs)	26.01	10.14	**5.23**	3.77	3.35
Window (mo)	261-343	60-179	**37-95**	38-61	39-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-8					
Avg. Life (yrs)	25.98	10.06	**5.17**	3.72	3.28
Window (mo)	261-343	60-179	**37-95**	37-61	38-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-9					
Avg. Life (yrs)	25.83	9.62	**4.90**	3.51	3.15
Window (mo)	261-338	60-167	**37-86**	37-55	38-39
Expected Final Mat.	Mar 2033	Dec 2018	**Mar 2012**	Aug 2009	Apr 2008
Class M-10					
Avg. Life (yrs)	25.26	8.49	**4.29**	3.18	3.09
Window (mo)	261-329	60-141	**37-72**	37-46	37-38
Expected Final Mat.	Jun 2032	Oct 2016	**Jan 2011**	Nov 2008	Mar 2008

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1A					
Avg. Life (yrs)	19.87	6.17	**3.27**	2.11	1.43
Window (mo)	1-358	1-327	**1-217**	1-151	1-109
Expected Final Mat.	Nov 2034	Apr 2032	**Feb 2023**	Aug 2017	Feb 2014
Class A-1B					
Avg. Life (yrs)	19.87	6.17	**3.27**	2.11	1.43
Window (mo)	1-358	1-327	**1-217**	1-151	1-109
Expected Final Mat.	Nov 2034	Apr 2032	**Feb 2023**	Aug 2017	Feb 2014
Class A-2					
Avg. Life (yrs)	13.22	1.78	**1.00**	0.73	0.59
Window (mo)	1-227	1- 42	**1- 22**	1- 15	1- 12
Expected Final Mat.	Dec 2023	Jul 2008	**Nov 2006**	Apr 2006	Jan 2006
Class A-3					
Avg. Life (yrs)	22.67	5.98	**3.00**	1.89	1.40
Window (mo)	227-316	42-117	**22- 58**	15- 32	12- 23
Expected Final Mat.	May 2031	Oct 2014	**Nov 2009**	Sep 2007	Dec 2006
Class A-4					
Avg. Life (yrs)	28.16	14.97	**8.12**	5.11	3.08
Window (mo)	316-358	117-327	**58-217**	32-151	23-109
Expected Final Mat.	Nov 2034	Apr 2032	**Feb 2023**	Aug 2017	Feb 2014
Class M-1					
Avg. Life (yrs)	26.13	10.89	**5.78**	4.34	4.65
Window (mo)	261-355	60-268	**38-158**	42-103	51- 73
Expected Final Mat.	Aug 2034	May 2027	**Mar 2018**	Aug 2013	Feb 2011
Class M-2					
Avg. Life (yrs)	26.13	10.83	**5.73**	4.23	4.14
Window (mo)	261-354	60-255	**38-148**	41- 96	46- 68
Expected Final Mat.	Jul 2034	Apr 2026	**May 2017**	Jan 2013	Sep 2010
Class M-3					
Avg. Life (yrs)	26.12	10.76	**5.67**	4.13	3.89
Window (mo)	261-353	60-242	**37-138**	40- 89	44- 63
Expected Final Mat.	Jun 2034	Mar 2025	**Jul 2016**	Jun 2012	Apr 2010

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-4					
Avg. Life (yrs)	26.11	10.69	**5.62**	4.07	3.75
Window (mo)	261-352	60-232	**37-131**	39- 84	42- 59
Expected Final Mat.	May 2034	May 2024	**Dec 2015**	Jan 2012	Dec 2009
Class M-5					
Avg. Life (yrs)	26.10	10.59	**5.55**	4.01	3.62
Window (mo)	261-351	60-221	**37-124**	39- 79	41- 56
Expected Final Mat.	Apr 2034	Jun 2023	**May 2015**	Aug 2011	Sep 2009
Class M-6					
Avg. Life (yrs)	26.08	10.46	**5.47**	3.92	3.51
Window (mo)	261-349	60-210	**37-117**	38- 74	40- 52
Expected Final Mat.	Feb 2034	Jul 2022	**Oct 2014**	Mar 2011	May 2009
Class M-7					
Avg. Life (yrs)	26.04	10.27	**5.34**	3.83	3.39
Window (mo)	261-347	60-196	**37-107**	38- 68	39- 48
Expected Final Mat.	Dec 2033	May 2021	**Dec 2013**	Sep 2010	Jan 2009
Class M-8					
Avg. Life (yrs)	25.98	10.06	**5.17**	3.72	3.28
Window (mo)	261-343	60-180	**37- 97**	37- 62	38- 44
Expected Final Mat.	Aug 2033	Jan 2020	**Feb 2013**	Mar 2010	Sep 2008
Class M-9					
Avg. Life (yrs)	25.83	9.62	**4.90**	3.51	3.15
Window (mo)	261-338	60-167	**37- 86**	37- 55	38- 39
Expected Final Mat.	Mar 2033	Dec 2018	**Mar 2012**	Aug 2009	Apr 2008
Class M-10					
Avg. Life (yrs)	25.26	8.49	**4.29**	3.18	3.09
Window (mo)	261-329	60-141	**37- 72**	37- 46	37- 38
Expected Final Mat.	Jun 2032	Oct 2016	**Jan 2011**	Nov 2008	Mar 2008

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap - Static Indices

Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)
1	6.95	33	6.15	65	5.98
2	6.21	34	5.95	66	6.18
3	5.61	35	6.14	67	5.98
4	5.80	36	5.95	68	5.98
5	5.63	37	5.95	69	6.18
6	5.82	38	6.36	70	5.99
7	5.64	39	5.95	71	6.19
8	5.64	40	6.15	72	5.99
9	5.83	41	5.96	73	6.00
10	5.64	42	6.16	74	6.64
11	5.83	43	5.96	75	6.00
12	5.65	44	5.96	76	6.20
13	5.65	45	6.16	77	6.01
14	6.26	46	5.97	78	6.21
15	5.66	47	6.17	79	6.01
16	5.85	48	5.97	80	6.01
17	5.66	49	5.97	81	6.22
18	5.85	50	6.62	82	6.02
19	5.67	51	5.98	83	6.22
20	5.67	52	6.18	84	6.02
21	5.87	53	5.98	85	6.02
22	5.75	54	6.18	86	6.44
23	6.03	55	5.99	87	6.03
24	5.93	56	5.99	88	6.23
25	5.93	57	6.19	89	6.03
26	6.57	58	5.99	90	6.24
27	5.94	59	6.16	91	6.04
28	6.14	60	5.96	92	6.04
29	5.94	61	5.97	93	6.25
30	6.14	62	6.61	94	6.05
31	5.95	63	5.97	95	6.25
32	5.95	64	6.17		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 2.50%; 6-Month Libor; 2.9025%
3. Fees include the Master Servicing Fee, the respective Servicer Fees and the Mortgage Insurance Policy Premium for those loans covered under the Policy

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap - Indices @ 20%

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	9.75	10.00	33	9.75	10.00	65	9.75	10.01
2	9.75	10.01	34	9.75	10.01	66	9.74	10.00
3	9.75	10.01	35	9.75	10.00	67	9.74	10.00
4	9.74	10.00	36	9.75	10.00	68	9.75	10.00
5	9.75	10.01	37	9.76	10.00	69	9.74	10.00
6	9.75	10.01	38	9.75	10.00	70	9.75	10.00
7	9.75	10.01	39	9.76	10.01	71	9.75	9.99
8	9.75	10.00	40	9.75	10.00	72	9.74	10.00
9	9.75	10.00	41	9.74	10.00	73	9.75	10.00
10	9.75	10.00	42	9.75	10.01	74	9.75	9.99
11	9.75	10.01	43	9.75	10.00	75	9.75	10.01
12	9.74	10.00	44	9.75	10.00	76	9.75	10.00
13	9.75	10.01	45	9.75	10.00	77	9.74	9.99
14	9.76	10.01	46	9.75	10.00	78	9.75	10.00
15	9.74	10.00	47	9.75	10.01	79	9.75	10.00
16	9.75	10.00	48	9.75	10.00	80	9.74	10.00
17	9.75	10.00	49	9.75	10.00	81	9.75	10.00
18	9.75	10.00	50	9.75	9.99	82	9.75	10.01
19	9.76	10.01	51	9.75	9.99	83	9.75	10.00
20	9.75	10.00	52	9.75	10.00	84	9.74	9.99
21	9.75	10.00	53	9.74	10.00	85	9.75	10.00
22	9.75	10.00	54	9.75	10.00	86	9.75	10.00
23	9.75	10.00	55	9.75	9.99	87	9.75	10.00
24	9.74	10.00	56	9.75	9.99	88	9.75	10.00
25	9.74	10.00	57	9.75	10.00	89	9.75	10.00
26	9.75	10.00	58	9.75	10.00	90	9.74	10.00
27	9.75	10.00	59	9.75	10.00	91	9.74	10.00
28	9.75	10.00	60	9.75	10.00	92	9.75	10.00
29	9.75	10.00	61	9.75	10.01	93	9.74	9.99
30	9.75	10.00	62	9.89	10.00	94	9.74	10.00
31	9.76	10.01	63	9.75	10.00	95	9.75	10.00
32	9.74	10.00	64	9.75	10.00	96	9.75	10.00

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Master Servicing Fee, the respective Servicer Fees and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Proceeds from Interest Rate Caps Included

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Class A Interest Rate Cap Schedule

Period	Class A Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)	Period	Class A Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)
1	719,690,000	6.66	9.46	49	200,507,280	8.24	9.39
2	713,788,974	5.92	9.46	50	195,518,946	9.15	9.39
3	706,410,364	5.32	9.46	51	190,660,943	8.22	9.39
4	697,559,830	5.54	9.46	52	185,929,731	8.50	9.39
5	687,251,731	5.40	9.46	53	181,321,880	8.21	9.38
6	675,509,363	5.61	9.46	54	176,834,031	8.48	9.38
7	662,364,983	5.42	9.46	55	172,462,942	8.18	9.38
8	647,856,322	5.42	9.46	56	168,205,415	8.17	9.38
9	632,032,299	5.61	9.46	57	164,058,375	8.45	9.38
10	614,956,680	5.43	9.46	58	160,018,901	8.16	9.37
11	596,916,163	5.65	9.45	59	156,080,777	8.83	9.37
12	579,022,148	5.47	9.45	60	152,246,094	8.58	9.37
13	561,608,139	5.47	9.45	61	148,510,589	8.57	9.37
14	544,667,579	6.08	9.45	62	144,871,513	9.51	9.37
15	528,187,208	5.47	9.44	63	141,326,233	8.54	9.37
16	512,154,148	5.67	9.44	64	137,872,233	8.83	9.37
17	496,556,012	5.50	9.44	65	134,507,125	8.54	9.37
18	481,380,610	5.71	9.44	66	131,228,642	8.83	9.37
19	466,616,427	5.51	9.44	67	128,034,250	8.52	9.37
20	452,251,574	5.51	9.43	68	124,921,693	8.50	9.37
21	438,274,943	5.71	9.43	69	121,888,777	8.79	9.37
22	424,676,094	5.74	9.43	70	118,933,374	8.48	9.37
23	411,453,138	6.75	9.42	71	116,053,465	8.76	9.37
24	398,594,321	6.77	9.42	72	113,246,991	8.46	9.37
25	386,088,896	6.77	9.42	73	110,511,972	8.44	9.37
26	373,919,281	7.52	9.42	74	107,846,501	9.37	9.37
27	362,076,040	6.76	9.42	75	105,248,727	8.42	9.37
28	350,550,220	7.08	9.42	76	102,716,846	8.70	9.37
29	339,335,449	7.11	9.42	77	100,249,144	8.40	9.37
30	328,421,818	7.44	9.42	78	97,843,877	8.67	9.37
31	317,801,333	7.18	9.42	79	95,499,389	8.37	9.37
32	307,464,195	7.18	9.41	80	93,214,067	8.36	9.37
33	297,402,560	7.42	9.41	81	90,986,345	8.63	9.37
34	287,608,891	7.27	9.41	82	88,814,698	8.33	9.37
35	278,077,737	7.95	9.41	83	86,697,645	8.62	9.37
36	268,801,342	7.82	9.41	84	84,633,737	8.33	9.37
37	259,772,618	7.81	9.41	85	82,621,606	8.31	9.37
38	259,772,618	8.37	9.41	86	80,659,860	8.90	9.37
39	258,427,709	7.80	9.41	87	78,747,173	8.29	9.37
40	251,913,390	8.14	9.40	88	76,882,255	8.56	9.37
41	245,572,271	8.12	9.40	89	75,063,852	8.26	9.37
42	239,398,936	8.49	9.40	90	73,290,743	8.54	9.37
43	233,389,022	8.19	9.40	91	71,561,744	8.24	9.37
44	227,537,357	8.18	9.40	92	69,875,698	8.22	9.37
45	221,839,602	8.46	9.40	93	68,231,482	8.50	9.37
46	216,291,564	8.20	9.40	94	66,628,002	8.20	9.37
47	210,889,691	8.53	9.39	95	65,064,197	8.47	9.37
48	205,629,593	8.25	9.39	96	63,539,032	8.17	9.37

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Class M Interest Rate Cap Schedule

Period	Class M Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)	Period	Class M Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)
1	81,985,000	5.97	9.02	49	51,857,223	7.62	9.02
2	81,985,000	5.22	9.02	50	50,466,613	8.54	9.02
3	81,985,000	4.62	9.02	51	49,112,336	7.61	9.02
4	81,985,000	4.84	9.02	52	47,793,405	7.89	9.03
5	81,985,000	4.70	9.02	53	46,508,863	7.60	9.03
6	81,985,000	4.91	9.02	54	45,257,775	7.88	9.03
7	81,985,000	4.72	9.02	55	44,039,236	7.59	9.03
8	81,985,000	4.73	9.02	56	42,852,355	7.58	9.03
9	81,985,000	4.92	9.02	57	41,696,275	7.86	9.04
10	81,985,000	4.74	9.02	58	40,570,181	7.58	9.04
11	81,985,000	4.96	9.02	59	39,472,341	8.25	9.04
12	81,985,000	4.78	9.02	60	38,403,337	8.00	9.04
13	81,985,000	4.78	9.02	61	37,361,982	7.99	9.05
14	81,985,000	5.40	9.02	62	36,347,508	8.94	9.05
15	81,985,000	4.79	9.02	63	35,359,182	7.97	9.05
16	81,985,000	5.00	9.02	64	34,396,302	8.26	9.05
17	81,985,000	4.83	9.02	65	33,458,202	7.97	9.06
18	81,985,000	5.04	9.02	66	32,544,252	8.26	9.06
19	81,985,000	4.84	9.02	67	31,653,744	7.95	9.06
20	81,985,000	4.85	9.02	68	30,786,049	7.94	9.06
21	81,985,000	5.05	9.02	69	29,940,556	8.23	9.07
22	81,985,000	5.08	9.02	70	29,116,671	7.93	9.07
23	81,985,000	6.10	9.02	71	28,313,832	8.22	9.07
24	81,985,000	6.11	9.02	72	27,531,464	7.91	9.08
25	81,985,000	6.11	9.02	73	26,769,017	7.90	9.08
26	81,985,000	6.87	9.02	74	26,025,957	8.84	9.08
27	81,985,000	6.11	9.02	75	25,301,769	7.88	9.09
28	81,985,000	6.43	9.02	76	24,595,951	8.17	9.09
29	81,985,000	6.46	9.02	77	23,908,024	7.87	9.09
30	81,985,000	6.79	9.02	78	23,237,502	8.15	9.10
31	81,985,000	6.53	9.02	79	22,583,923	7.85	9.10
32	81,985,000	6.53	9.02	80	21,946,839	7.84	9.11
33	81,985,000	6.78	9.02	81	21,325,811	8.12	9.11
34	81,985,000	6.62	9.02	82	20,720,416	7.82	9.12
35	81,985,000	7.31	9.02	83	20,130,240	8.12	9.12
36	81,985,000	7.18	9.02	84	19,554,880	7.83	9.12
37	81,985,000	7.18	9.02	85	18,993,953	7.82	9.13
38	74,168,896	7.76	9.05	86	18,447,072	8.41	9.13
39	67,085,454	7.16	9.02	87	17,913,868	7.81	9.14
40	65,394,397	7.51	9.02	88	17,393,981	8.09	9.15
41	63,748,301	7.48	9.02	89	16,887,060	7.79	9.15
42	62,145,760	7.85	9.02	90	16,392,766	8.07	9.16
43	60,585,641	7.56	9.02	91	15,910,769	7.77	9.16
44	59,066,603	7.55	9.02	92	15,440,746	7.77	9.17
45	57,587,518	7.83	9.02	93	14,982,384	8.05	9.17
46	56,147,299	7.57	9.02	94	14,535,378	7.75	9.18
47	54,745,022	7.90	9.02	95	14,099,432	8.03	9.18
48	53,285,182	7.63	9.02	96	13,674,258	7.74	9.19

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. *The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results.* You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	3.43	33	3.22	65	3.16
2	3.14	34	3.12	66	3.26
3	2.86	35	3.20	67	3.17
4	2.96	36	3.10	68	3.17
5	2.89	37	3.10	69	3.28
6	2.98	38	3.31	70	3.18
7	2.89	39	3.12	71	3.29
8	2.89	40	3.22	72	3.20
9	2.98	41	3.12	73	3.20
10	2.88	42	3.22	74	3.50
11	2.98	43	3.13	75	3.21
12	2.88	44	3.13	76	3.31
13	2.88	45	3.23	77	3.22
14	3.17	46	3.13	78	3.33
15	2.88	47	3.23	79	3.24
16	2.98	48	3.13	80	3.24
17	2.88	49	3.13	81	3.34
18	2.98	50	3.43	82	3.26
19	2.88	51	3.14	83	3.36
20	2.88	52	3.24	84	3.27
21	2.97	53	3.15	85	3.27
22	2.95	54	3.25	86	3.47
23	3.13	55	3.15	87	3.29
24	3.13	56	3.15	88	3.39
25	3.13	57	3.25	89	3.30
26	3.42	58	3.16	90	3.40
27	3.13	59	3.23	91	3.32
28	3.22	60	3.13	92	3.32
29	3.13	61	3.14	93	3.43
30	3.22	62	3.43	94	3.34
31	3.12	63	3.15	95	3.44
32	3.12	64	3.25		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 2.50%; 6-Month Libor; 2.9025%
3. Net WAC (30/360), Bond WAC (ACT/360), Excess (30/360)

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	3.43	33	2.12	65	1.96
2	2.91	34	1.97	66	2.12
3	2.50	35	2.21	67	1.94
4	2.52	36	2.08	68	1.92
5	2.32	37	2.06	69	2.08
6	2.33	38	2.36	70	1.90
7	2.10	39	2.04	71	2.10
8	2.01	40	2.19	72	1.92
9	2.05	41	2.04	73	1.91
10	1.84	42	2.19	74	2.42
11	1.92	43	2.01	75	1.88
12	1.73	44	1.98	76	2.05
13	1.66	45	2.12	77	1.89
14	2.04	46	1.94	78	2.06
15	1.61	47	2.12	79	1.88
16	1.72	48	1.96	80	1.87
17	1.55	49	1.94	81	2.03
18	1.65	50	2.41	82	1.85
19	1.47	51	1.90	83	2.05
20	1.45	52	2.06	84	1.87
21	1.58	53	1.91	85	1.86
22	1.58	54	2.06	86	2.21
23	2.09	55	1.88	87	1.85
24	2.10	56	1.86	88	2.02
25	2.08	57	2.01	89	1.86
26	2.50	58	1.84	90	2.04
27	2.04	59	2.14	91	1.85
28	2.18	60	1.99	92	1.84
29	2.04	61	1.97	93	2.02
30	2.20	62	2.47	94	1.84
31	2.02	63	1.94	95	2.03
32	2.00	64	2.11	96	1.85

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices
3. Net WAC (30/360), Bond WAC (ACT/360), Excess (30/360)

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. *You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of* the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

OPTEUM 2005-1 BREAK-EVEN ANALYSIS

BREAKEVEN (1ST DOLLAR LOSS)

Forwards

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL (yrs.)
M-1	11.89	12.72	11.30
M-2	9.98	11.14	12.56
M-3	8.83	10.12	14.13
M-4	7.91	9.26	15.01
M-5	7.12	8.50	15.77
M-6	6.34	7.71	16.08
M-7	5.68	7.02	16.71
M-8	5.14	6.44	17.34
M-9	4.65	5.90	17.73
M-10	4.25	5.45	17.59

Assumptions

1. Stepdown fail
2. 40% loss severity
3. 6 month lag
4. 1st dollar loss
5. Run at Pricing Speed
7. P&I Advance
8. Forward Curves as of 01/18/2005
9. Proceeds from the Interest Rate Cap Agreements Included
10. Certificates purchased at par

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,689	
Total Outstanding Loan Principle Balance		$807,733,717	
Average Outstanding Loan Principal Balance		$218,957	$9,990 - $1,725,000
WA Coupon		6.114%	3.625% - 13.000%
WA Remaining Term (mo.)		349	167 - 360
WA Combined LTV		77.63%	14.69% - 100.00%
WA FICO*		689	529 – 814
WA Seasoning (mo.)		2	0 - 13
Interest Only Loans		62.53%	
1st Liens		95.97%	
2nd Liens		4.03%	
Simultaneous 2nd Liens		43.38%	
Loan Type			
ARM		74.01%	
Fixed		25.99%	
Geographic Distribution			
	CA	52.99%	
	GA	9.48%	
	NJ	5.98%	
ARM Characteristics			
Gross Margin		3.352%	2.250% - 8.450%
Initial Periodic Cap		3.331%	1.000% - 6.750%
Subsequent Periodic Cap		1.003%	1.000% - 6.000%
Lifetime Maximum Rate		11.632%	8.750% - 18.500%
Lifetime Minimum Rate		3.391%	2.250% - 9.000%

*Zero Values Excluded

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of *the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell* such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	102	$2,518,405.00	0.31%	$24,690.25	10.313%	94.67%	710	N/A
25,000.01 - 50,000.00	281	10,301,053.00	1.27	36,658.55	9.798	94.44	685	0.44
50,000.01 - 75,000.00	234	14,764,347.00	1.83	63,095.50	8.641	86.64	687	12.15
75,000.01 - 100,000.00	244	21,746,517.00	2.69	89,125.07	7.428	80.43	690	38.22
100,000.01 - 125,000.00	289	32,822,237.00	4.06	113,571.75	6.442	78.15	690	58.96
125,000.01 - 150,000.00	326	44,963,188.00	5.56	137,923.89	6.258	78.24	688	56.09
150,000.01 - 175,000.00	267	43,261,291.00	5.35	162,027.31	6.204	78.67	688	58.03
175,000.01 - 200,000.00	259	48,552,233.00	6.01	187,460.36	6.174	76.57	683	61.63
200,000.01 - 225,000.00	222	47,655,460.00	5.90	214,664.23	5.945	77.28	686	56.74
225,000.01 - 250,000.00	199	47,213,544.00	5.84	237,253.99	5.978	77.16	686	63.23
250,000.01 - 275,000.00	195	51,300,965.00	6.35	263,081.87	5.919	78.39	691	66.13
275,000.01 - 300,000.00	194	55,917,485.00	6.92	288,234.46	5.869	77.48	691	65.83
300,000.01 - 325,000.00	119	37,274,685.00	4.61	313,232.65	5.900	79.30	686	65.52
325,000.01 - 359,650.00	160	54,369,937.00	6.73	339,812.11	5.803	78.08	696	73.18
359,650.01 - 500,000.00	394	163,386,693.00	20.21	414,687.04	5.872	77.17	686	65.97
500,000.01 -1,000,000.00	201	128,122,662.00	15.85	637,426.18	5.848	74.63	694	72.41
>1,000,000.00	3	4,130,000.00	0.51	1,376,666.67	5.866	61.73	699	71.67
Total:	***3,689***	***$808,300,702.00***	***100.00%***	***$219,111.06***	***6.115%***	***77.63%***	***689***	***62.49%***

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	103	$2,540,993.13	0.31%	$24,669.84	10.314%	94.70%	710	N/A
25,000.01 - 50,000.00	281	10,312,081.01	1.28	36,697.80	9.783	94.07	685	0.44
50,000.01 - 75,000.00	235	14,844,228.13	1.84	63,166.93	8.631	86.59	687	12.08
75,000.01 - 100,000.00	242	21,577,737.79	2.67	89,164.21	7.431	80.59	690	38.52
100,000.01 - 125,000.00	289	32,795,767.10	4.06	113,480.16	6.442	78.16	690	59.01
125,000.01 - 150,000.00	326	44,923,263.75	5.56	137,801.42	6.257	78.24	688	56.13
150,000.01 - 175,000.00	269	43,575,302.41	5.39	161,989.97	6.207	78.67	688	57.61
175,000.01 - 200,000.00	257	48,169,067.86	5.96	187,428.28	6.169	76.55	684	62.12
200,000.01 - 225,000.00	222	47,619,807.74	5.90	214,503.64	5.945	77.28	686	56.79
225,000.01 - 250,000.00	200	47,430,784.67	5.87	237,153.92	5.988	77.23	686	62.94
250,000.01 - 275,000.00	194	51,019,807.76	6.32	262,988.70	5.909	78.33	691	66.49
275,000.01 - 300,000.00	194	55,880,951.34	6.92	288,046.14	5.869	77.48	691	65.88
300,000.01 - 325,000.00	122	38,223,760.98	4.73	313,309.52	5.909	79.30	686	63.89
325,000.01 - 359,650.00	164	55,880,698.94	6.92	340,735.97	5.817	78.09	694	71.21
359,650.01 - 500,000.00	387	160,763,701.93	19.90	415,410.08	5.865	77.14	686	67.05
500,000.01 -1,000,000.00	201	128,048,097.47	15.85	637,055.21	5.848	74.63	694	72.45
>1,000,000.00	3	4,127,664.70	0.51	1,375,888.23	5.866	61.73	699	71.71
Total:	***3,689***	***$807,733,716.71***	***100.00%***	***$218,957.36***	***6.114%***	***77.63%***	***689***	***62.53%***

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	3	$986,500.00	0.12%	$328,833.33	3.740%	59.52%	702	100.00 %
4.000 - 4.499	72	20,601,076.58	2.55	286,126.06	4.223	71.32	702	98.20
4.500 - 4.999	245	66,009,113.47	8.17	269,424.95	4.748	73.76	703	90.18
5.000 - 5.499	454	123,092,072.63	15.24	271,127.91	5.217	75.32	702	89.48
5.500 - 5.999	772	209,264,636.54	25.91	271,068.18	5.710	75.19	692	72.92
6.000 - 6.499	632	162,356,672.72	20.10	256,893.47	6.190	75.69	688	53.77
6.500 - 6.999	490	107,010,523.28	13.25	218,388.82	6.697	80.98	678	44.14
7.000 - 7.499	226	50,327,918.60	6.23	222,689.91	7.206	82.81	670	37.40
7.500 - 7.999	161	28,014,192.87	3.47	174,001.20	7.680	85.78	664	22.34
8.000 - 8.499	54	6,454,254.55	0.80	119,523.23	8.185	90.46	667	19.22
8.500 - 8.999	65	5,428,019.52	0.67	83,507.99	8.662	89.54	685	3.66
9.000 - 9.499	63	3,423,923.83	0.42	54,348.00	9.145	94.59	689	7.49
9.500 - 9.999	121	5,884,844.20	0.73	48,635.08	9.648	95.95	682	5.25
10.000 - 10.499	81	4,398,242.25	0.54	54,299.29	10.104	96.62	689	N/A
10.500 - 10.999	78	4,842,261.96	0.60	62,080.28	10.636	96.17	685	N/A
11.000 - 11.499	46	2,202,812.30	0.27	47,887.22	11.027	96.65	683	N/A
11.500 - 11.999	37	2,336,386.53	0.29	63,145.58	11.622	96.91	666	N/A
12.000 - 12.499	34	2,522,306.31	0.31	74,185.48	12.067	96.39	673	N/A
12.500 - 12.999	43	1,964,638.75	0.24	45,689.27	12.510	95.39	679	N/A
13.000 - 13.499	12	613,319.82	0.08	51,109.99	13.000	98.50	669	N/A
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	647	$40,633,249.35	5.03%	$62,802.55	9.376%	89.06%	689	0.23%
181 - 240	13	2,536,724.68	0.31	195,132.67	6.029	57.92	673	N/A
241 - 360	3,029	764,563,742.68	94.66	252,414.57	5.941	77.09	689	66.05
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	647	$40,633,249.35	5.03%	$62,802.55	9.376%	89.06%	689	0.23%
181 - 240	13	2,536,724.68	0.31	195,132.67	6.029	57.92	673	N/A
301 - 360	3,029	764,563,742.68	94.66	252,414.57	5.941	77.09	689	66.05
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	3,678	$806,396,222.41	99.83%	$219,248.57	6.114%	77.64%	689	62.60%
7 - 12	8	$928,100.13	0.11	116,012.52	6.309	76.13	716	33.65
13 - 18	3	409,394.17	0.05	136,464.72	6.660	72.49	664	N/A
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	8	$660,261.72	0.08%	$82,532.72	5.734%	19.43%	704	26.50%
25.01 - 30.00	8	1,392,811.56	0.17	174,101.45	5.519	29.10	706	48.82
30.01 - 35.00	10	1,447,014.86	0.18	144,701.49	5.807	31.98	690	26.92
35.01 - 40.00	21	3,780,305.26	0.47	180,014.54	5.795	38.10	705	30.38
40.01 - 45.00	28	6,173,813.27	0.76	220,493.33	5.891	42.84	698	30.13
45.01 - 50.00	36	8,149,397.83	1.01	226,372.16	5.799	47.47	716	31.27
50.01 - 55.00	47	11,726,411.58	1.45	249,498.12	5.750	53.28	696	35.32
55.01 - 60.00	106	27,737,746.75	3.43	261,676.86	5.714	58.25	684	51.82
60.01 - 65.00	110	36,445,291.13	4.51	331,320.83	5.645	63.52	686	59.83
65.01 - 70.00	339	86,308,958.20	10.69	254,598.70	5.486	69.21	692	75.64
70.01 - 75.00	176	43,130,272.62	5.34	245,058.37	5.992	73.80	695	61.76
75.01 - 80.00	1716	448,205,936.48	55.49	261,192.27	5.868	79.75	692	75.55
80.01 - 85.00	45	9,429,454.88	1.17	209,543.44	6.740	84.22	648	30.65
85.01 - 90.00	333	54,005,066.36	6.69	162,177.38	7.187	89.70	664	29.04
90.01 - 95.00	324	36,778,749.06	4.55	113,514.66	7.799	94.75	675	24.17
95.01 - 100.00	382	32,362,225.15	4.01	84,717.87	8.694	99.84	695	N/A
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	2792	$655,959,934.82	81.21%	$ 234,942.67	6.045%	77.91%	686	62.13%
Investor	745	122,788,926.00	15.20	164,817.35	6.442	76.41	702	63.39
Second Home	152	28,984,855.89	3.59	190,689.84	6.308	76.48	705	68.04
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of *the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell* such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Single Family	2082	$471,059,916.83	58.32%	$226,253.56	6.121%	77.74%	686	59.69%
PUD	979	196,149,148.83	24.28	200,356.64	6.012	77.68	694	73.08
Condominium	351	71,040,390.11	8.80	202,394.27	6.002	78.70	695	73.69
2-4 Family	276	69,415,367.48	8.59	251,504.95	6.477	75.62	690	40.68
Manufactured	1	68,893.46	0.01	68,893.46	6.125	88.60	600	N/A
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	2386	$476,073,375.77	58.94%	$199,527.82	6.168%	80.56%	699	68.23%
Cashout Refinance	1136	290,612,115.26	35.98	255,820.52	6.068	73.51	673	53.57
Rate/Term Refinance	167	41,048,225.68	5.08	245,797.76	5.824	72.86	690	59.95
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Stated Income	2,306	$524,004,845.08	64.87%	$227,235.41	6.149%	78.28%	688	65.68%
Full Documentation	719	135,124,773.21	16.73	187,934.32	5.869	77.76	692	63.12
No Documentation	320	71,884,217.68	8.90	224,638.18	6.127	69.86	695	53.72
No Income, Verified Assets	246	56,168,820.15	6.95	228,328.54	6.170	77.36	691	65.70
Reduced Documentation	98	20,551,060.59	2.54	209,704.70	6.656	88.14	670	0.56
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1/6 Arm	1	$384,000.00	0.05%	$384,000.00	5.250%	80.00%	769	100.00 %
2/6 Arm	1408	366,101,897.23	45.32	260,015.55	5.862	79.55	682	70.88
3/6 Arm	357	82,635,056.61	10.23	231,470.75	5.648	75.70	691	87.83
5/6 Arm	377	101,693,278.66	12.59	269,743.44	5.884	76.00	698	76.87
6M Arm	123	39,150,589.39	4.85	318,297.47	5.507	76.47	694	77.72
7/6 Arm	17	5,201,261.42	0.64	305,956.55	5.469	74.80	727	87.14
10/6 Arm	8	2,673,550.00	0.33	334,193.75	5.606	76.27	744	100.00
Fixed Rate	1,398	209,894,083.40	25.99	150,138.83	6.987	76.13	693	27.07
Total:	3,689	$807,733,716.71	100.00%	$218,957.36	6.114%	77.63%	689	62.53%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,291	$597,839,633.31	74.01%	$260,951.39	5.808%	78.16%	688	74.98%
Fixed Rate	1398	209,894,083.40	25.99	150,138.83	6.987	76.13	693	27.07
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1466	$428,053,415.42	52.99%	$291,987.32	5.903%	76.19%	692	70.52%
Georgia	561	76,582,470.89	9.48	136,510.64	6.032	80.33	698	68.95
New Jersey	200	48,332,428.03	5.98	241,662.14	6.609	77.40	670	43.78
Other	327	48,162,280.59	5.96	147,285.26	6.580	82.43	685	45.89
Florida	244	37,882,925.06	4.69	155,257.89	6.571	78.19	691	65.84
Nevada	132	30,622,406.03	3.79	231,987.92	5.689	74.31	697	84.81
New York	119	30,191,078.94	3.74	253,706.55	6.469	76.03	670	29.69
Arizona	131	17,662,485.43	2.19	134,828.13	6.188	80.31	687	69.99
Connecticut	77	15,472,103.13	1.92	200,936.40	6.352	78.05	681	25.47
Colorado	82	14,112,773.19	1.75	172,106.99	6.102	79.77	688	64.73
Pennsylvania	84	11,086,866.61	1.37	131,986.51	6.824	81.69	664	21.81
Washington	63	11,095,764.44	1.37	176,123.25	6.163	81.42	696	71.96
Massachusetts	48	12,119,594.63	1.50	252,491.55	6.099	76.03	678	38.83
Texas	81	9,179,134.36	1.14	113,322.65	6.869	82.49	689	28.85
Illinois	41	8,635,943.17	1.07	210,632.76	7.358	85.96	680	4.31
Maryland	33	8,542,046.79	1.06	258,849.90	6.703	83.76	684	43.83
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	1091	$224,687,312.42	27.82%	$205,946.21	6.544%	79.75%	685	43.54%
6	258	24,206,277.42	3.00	93,822.78	8.082	87.66	679	22.51
12	329	85,556,874.47	10.59	260,051.29	6.043	75.59	693	59.59
24	1104	272,685,552.06	33.76	246,997.78	5.739	77.52	688	78.58
36	744	156,210,213.14	19.34	209,959.96	5.952	75.30	691	70.14
48	1	166,619.00	0.02	166,619.00	5.000	80.00	763	100.00
60	162	44,220,868.20	5.47	272,968.32	5.886	74.26	710	60.68
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. *The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results.* You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
526 - 550	1	$121,457.53	0.02%	$121,457.53	6.875%	96.42%	529	N/A
576 - 600	52	11,391,480.37	1.41	219,066.93	6.974	78.98	588	12.42
601 - 625	210	46,526,144.97	5.76	221,553.07	6.560	80.29	617	36.90
626 - 650	585	128,562,563.94	15.92	219,765.07	6.300	77.07	638	61.00
651 - 675	747	161,823,173.35	20.03	216,630.75	6.195	78.20	664	61.19
676 - 700	714	154,393,112.16	19.11	216,236.85	6.077	78.55	687	66.32
701 - 725	534	116,728,316.80	14.45	218,592.35	5.988	77.27	712	67.55
726 - 750	409	90,262,896.61	11.17	220,691.68	5.943	77.76	738	63.26
751 - 775	277	59,090,822.26	7.32	213,324.27	5.826	75.44	763	75.74
776 - 800	134	31,812,846.82	3.94	237,409.30	5.742	73.63	784	63.93
801 - 825	26	7,020,901.90	0.87	270,034.69	5.739	75.46	805	80.39
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2.000 - 2.499	418	$115,118,529.97	19.26%	$275,403.18	5.604%	75.76%	698	82.58%
2.500 - 2.999	750	198,507,590.91	33.20	264,676.79	5.518	77.99	691	92.13
3.000 - 3.499	428	113,394,753.21	18.97	264,941.01	5.589	76.42	707	93.88
3.500 - 3.999	262	76,369,326.22	12.77	291,485.98	5.879	74.68	675	66.70
4.000 - 4.499	20	4,562,625.65	0.76	228,131.28	5.759	73.53	654	53.62
4.500 - 4.999	6	1,244,596.34	0.21	207,432.72	6.053	77.13	645	59.42
5.000 - 5.499	139	26,106,266.83	4.37	187,814.87	6.810	93.15	688	8.80
5.500 - 5.999	58	12,869,357.80	2.15	221,885.48	6.556	77.61	659	17.13
6.000 - 6.499	128	30,921,328.53	5.17	241,572.88	6.936	87.56	646	9.63
6.500 - 6.999	55	12,555,250.90	2.10	228,277.29	7.217	85.95	621	16.42
7.000 - 7.499	22	5,296,163.52	0.89	240,734.71	7.672	82.88	619	N/A
7.500 - 7.999	1	145,603.69	0.02	145,603.69	8.000	90.00	613	N/A
8.000 - 8.499	4	748,239.74	0.13	187,059.94	8.348	70.85	616	26.73
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysis or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
March 2005	6	$1,620,687.28	0.27%	$270,114.55	5.807%	73.25%	704	83.41%
April 2005	42	14,150,000.56	2.37	336,904.78	5.569	75.66	707	87.02
May 2005	39	13,724,835.14	2.30	351,918.85	5.223	77.09	690	77.91
June 2005	33	8,955,066.41	1.50	271,365.65	5.769	77.58	677	59.96
July 2005	3	700,000.00	0.12	233,333.33	5.779	73.68	712	100.00
November 2005	1	384,000.00	0.06	384,000.00	5.250	80.00	769	100.00
July 2006	2	283,512.46	0.05	141,756.23	7.126	100.00	705	N/A
August 2006	4	969,113.08	0.16	242,278.27	6.465	88.62	662	46.23
September 2006	94	21,784,691.71	3.64	231,752.04	5.749	78.65	681	67.64
October 2006	345	84,227,351.04	14.09	244,137.25	6.166	82.99	688	51.55
November 2006	477	131,334,278.79	21.97	275,333.92	5.786	78.13	683	76.19
December 2006	376	102,282,840.15	17.11	272,028.83	5.757	78.99	678	81.08
January 2007	110	25,220,110.00	4.22	229,273.73	5.733	77.93	675	71.03
September 2007	3	407,700.00	0.07	135,900.00	5.982	77.41	663	100.00
October 2007	52	12,533,944.93	2.10	241,037.40	6.033	76.15	686	77.16
November 2007	149	38,104,574.55	6.37	255,735.40	5.575	76.23	694	89.30
December 2007	119	24,156,845.13	4.04	202,998.70	5.577	75.50	684	89.20
January 2008	34	7,431,992.00	1.24	218,588.00	5.590	72.80	705	93.21
March 2009	1	181,300.00	0.03	181,300.00	5.250	70.00	709	100.00
April 2009	1	133,676.44	0.02	133,676.44	5.625	79.41	741	N/A
July 2009	1	776,750.00	0.13	776,750.00	5.375	63.15	654	100.00
September 2009	10	3,362,501.44	0.56	336,250.14	5.989	77.02	691	74.11
October 2009	65	17,026,187.30	2.85	261,941.34	6.110	77.54	692	73.43
November 2009	183	51,632,665.84	8.64	282,145.71	5.881	75.65	700	76.21
December 2009	86	21,685,942.64	3.63	252,162.12	5.752	75.33	699	76.23
January 2010	30	6,894,255.00	1.15	229,808.50	5.787	78.05	703	91.99
October 2011	1	85,500.00	0.01	85,500.00	6.625	79.17	625	100.00
November 2011	9	2,935,819.14	0.49	326,202.13	5.635	73.12	725	82.68
December 2011	5	1,433,702.28	0.24	286,740.46	5.273	75.29	720	88.80
January 2012	2	746,240.00	0.12	373,120.00	5.063	80.00	757	100.00
November 2014	2	795,050.00	0.13	397,525.00	6.095	80.00	733	100.00
December 2014	3	898,550.00	0.15	299,516.67	5.292	79.99	761	100.00
January 2015	3	979,950.00	0.16	326,650.00	5.498	69.83	739	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
8.500 - 8.999	1	$400,000.00	0.07%	$400,000.00	3.750%	58.31%	733	100.00 %
9.000 - 9.499	4	995,300.00	0.17	248,825.00	4.325	71.92	725	100.00
9.500 - 9.999	41	11,124,971.00	1.86	271,340.76	4.691	72.55	697	71.74
10.000 - 10.499	197	50,776,766.85	8.49	257,750.09	4.842	72.94	700	90.65
10.500 - 10.999	479	127,025,221.66	21.25	265,188.35	5.283	75.33	699	89.74
11.000 - 11.499	451	120,401,844.70	20.14	266,966.40	5.474	76.64	698	90.80
11.500 - 11.999	411	110,664,364.79	18.51	269,256.36	5.812	78.31	684	84.32
12.000 - 12.499	219	60,790,937.17	10.17	277,584.19	6.255	79.50	678	63.71
12.500 - 12.999	177	44,052,292.93	7.37	248,883.01	6.688	82.94	662	41.64
13.000 - 13.499	117	28,576,282.52	4.78	244,241.73	7.138	82.98	660	33.74
13.500 - 13.999	102	22,569,891.95	3.78	221,273.45	7.479	87.82	661	19.31
14.000 - 14.499	35	6,985,478.51	1.17	199,585.10	7.703	94.18	674	14.88
14.500 - 14.999	26	4,627,237.43	0.77	177,970.67	8.020	94.39	683	1.87
15.000 - 15.499	8	1,168,865.32	0.20	146,108.17	8.576	97.06	692	21.94
15.500 - 15.999	3	352,578.03	0.06	117,526.01	9.656	91.23	652	87.68
17.000 - 17.499	3	1,202,355.84	0.20	400,785.28	5.277	80.00	718	39.26
17.500 - 17.999	7	2,670,347.64	0.45	381,478.23	5.863	80.00	678	67.05
18.000 - 18.499	9	3,195,168.43	0.53	355,018.71	6.150	77.64	710	38.06
18.500 - 18.999	1	259,728.54	0.04	259,728.54	5.750	80.00	673	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2.000 - 2.499	418	$115,118,529.97	19.26%	$275,403.18	5.604%	75.76%	698	82.58%
2.500 - 2.999	750	198,507,590.91	33.20	264,676.79	5.518	77.99	691	92.13
3.000 - 3.499	428	113,394,753.21	18.97	264,941.01	5.589	76.42	707	93.88
3.500 - 3.999	262	76,369,326.22	12.77	291,485.98	5.879	74.68	675	66.70
4.000 - 4.499	19	4,267,625.65	0.71	224,611.88	5.818	73.18	658	57.32
4.500 - 4.999	5	1,034,550.00	0.17	206,910.00	6.079	81.17	633	71.49
5.000 - 5.499	120	21,390,922.59	3.58	178,257.69	6.976	95.53	699	5.83
5.500 - 5.999	43	10,099,699.41	1.69	234,876.73	6.377	77.30	659	10.22
6.000 - 6.499	108	25,904,954.90	4.33	239,860.69	6.802	87.07	654	7.30
6.500 - 6.999	64	15,210,755.62	2.54	237,668.06	6.820	85.16	634	17.20
7.000 - 7.499	37	8,618,983.15	1.44	232,945.49	7.234	82.75	612	19.57
7.500 - 7.999	28	6,365,843.05	1.06	227,351.54	7.667	83.33	618	14.59
8.000 - 8.499	4	772,204.59	0.13	193,051.15	8.137	90.98	615	19.56
8.500 - 8.999	4	597,684.04	0.10	149,421.01	8.760	86.59	607	N/A
9.000 - 9.499	1	186,210.00	0.03	186,210.00	9.000	90.00	638	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	95	$29,613,680.81	4.95%	$311,722.96	5.363%	76.07%	695	83.37%
2.000	112	21,078,787.00	3.53	188,203.46	6.697	93.40	707	13.00
3.000	1653	425,069,379.16	71.10	257,150.26	5.749	77.92	684	78.55
4.000	3	527,533.58	0.09	175,844.53	6.211	79.80	668	45.54
5.000	328	86,210,192.62	14.42	262,835.95	5.846	76.36	699	80.51
6.000	98	34,761,815.70	5.81	354,712.41	6.272	78.04	689	49.78
2.500	1	318,515.90	0.05	318,515.90	5.625	80.00	689	N/A
6.750	1	259,728.54	0.04	259,728.54	5.750	80.00	673	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,289	$597,119,203.44	99.88%	$260,864.66	5.807%	78.16%	688	74.99%
2.000	1	488,650.00	0.08	488,650.00	6.625	80.00	710	100.00
6.000	1	231,779.87	0.04	231,779.87	6.250	80.00	675	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,291	
Total Outstanding Loan Principal Balance		$597,839,633	
Average Outstanding Loan Principal Balance		$260,951	$41,169 - $1,725,000
WA Coupon		5.808%	3.625% - 9.750%
WA Remaining Term (mo.)		358	350 - 360
WA Combined LTV		78.16%	19.27% - 100.00%
WA FICO*		688	580 – 814
WA Seasoning (mo.)		2	0 - 10
Interest Only Loans		74.98%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		48.85%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	56.24%	
	GA	8.47%	
	NJ	5.53%	
ARM Characteristics			
Gross Margin		3.352%	2.250% - 8.450%
Initial Periodic Cap		3.331%	1.000% - 6.750%
Subsequent Periodic Cap		1.003%	1.000% - 6.000%
Lifetime Maximum Rate		11.632%	8.750% - 18.500%
Lifetime Minimum Rate		3.391%	2.250% - 9.000%

*Zero Values Excluded

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES - ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
25,000.01 - 50,000.00	8	$363,975.00	0.06%	$45,496.88	7.344%	81.88%	649	N/A
50,000.01 - 75,000.00	49	3,171,471.00	0.53	64,723.90	6.542	73.87	683	44.74
75,000.01 - 100,000.00	111	9,901,021.00	1.66	89,198.39	6.221	77.73	691	65.86
100,000.01 - 125,000.00	176	20,071,186.00	3.36	114,040.83	5.969	78.16	685	74.92
125,000.01 - 150,000.00	223	30,773,781.00	5.14	137,999.02	5.923	80.47	688	70.80
150,000.01 - 175,000.00	189	30,613,893.00	5.12	161,978.27	5.884	79.76	688	70.41
175,000.01 - 200,000.00	180	33,629,601.00	5.62	186,831.12	5.917	77.49	682	74.51
200,000.01 - 225,000.00	175	37,559,534.00	6.28	214,625.91	5.790	78.99	687	66.90
225,000.01 - 250,000.00	164	38,881,721.00	6.50	237,083.66	5.862	78.00	685	69.48
250,000.01 - 275,000.00	147	38,678,693.00	6.47	263,120.36	5.716	78.97	692	73.51
275,000.01 - 300,000.00	165	47,489,990.00	7.94	287,818.12	5.796	78.60	692	73.17
300,000.01 - 325,000.00	105	32,895,385.00	5.50	313,289.38	5.842	80.55	687	71.41
325,000.01 - 359,650.00	135	45,862,337.00	7.67	339,721.01	5.711	78.95	694	79.43
359,650.01 - 500,000.00	304	125,675,498.00	21.01	413,406.24	5.754	78.39	683	76.06
500,000.01 -1,000,000.00	159	100,836,941.00	16.86	634,194.60	5.746	75.50	690	83.64
>1,000,000.00	1	1,725,000.00	0.29	1,725,000.00	5.500	59.48	680	100.00
Total:	**2,291**	**$598,130,027.00**	**100.00%**	**$261,078.14**	**5.808%**	**78.16%**	**688**	**74.95%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
25,000.01 - 50,000.00	8	$363,369.67	0.06%	$45,421.21	7.345%	81.88%	649	N/A
50,000.01 - 75,000.00	50	3,242,915.77	0.54	64,858.32	6.550	72.95	684	43.76
75,000.01 - 100,000.00	110	9,819,529.12	1.64	89,268.45	6.216	78.06	691	66.41
100,000.01 - 125,000.00	176	20,060,814.15	3.36	113,981.90	5.969	78.16	685	74.96
125,000.01 - 150,000.00	223	30,754,633.27	5.14	137,913.15	5.923	80.47	688	70.84
150,000.01 - 175,000.00	191	30,945,890.08	5.18	162,020.37	5.893	79.75	688	69.66
175,000.01 - 200,000.00	178	33,264,882.46	5.56	186,881.36	5.908	77.47	682	75.33
200,000.01 - 225,000.00	175	37,538,173.36	6.28	214,503.85	5.789	78.99	687	66.94
225,000.01 - 250,000.00	164	38,860,508.82	6.50	236,954.32	5.862	78.00	685	69.51
250,000.01 - 275,000.00	147	38,658,782.26	6.47	262,984.91	5.716	78.97	692	73.55
275,000.01 - 300,000.00	165	47,465,099.17	7.94	287,667.27	5.796	78.59	692	73.21
300,000.01 - 325,000.00	106	33,203,820.87	5.55	313,243.59	5.838	80.54	687	70.74
325,000.01 - 359,650.00	139	47,314,660.86	7.91	340,393.24	5.739	78.95	693	77.00
359,650.01 - 500,000.00	299	123,819,974.01	20.71	414,113.63	5.744	78.37	683	77.20
500,000.01 -1,000,000.00	159	100,801,579.44	16.86	633,972.20	5.746	75.49	690	83.67
>1,000,000.00	1	1,725,000.00	0.29	1,725,000.00	5.500	59.48	680	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	3	$986,500.00	0.17%	$328,833.33	3.740%	59.52%	702	100.00%
4.000 - 4.499	72	20,601,076.58	3.45	286,126.06	4.223	71.32	702	98.20
4.500 - 4.999	244	65,801,620.10	11.01	269,678.77	4.747	73.87	703	90.47
5.000 - 5.499	447	120,406,011.35	20.14	269,364.68	5.214	75.62	701	91.47
5.500 - 5.999	627	171,312,136.29	28.66	273,225.10	5.690	77.48	688	83.77
6.000 - 6.499	364	94,734,165.05	15.85	260,258.70	6.197	79.31	683	67.35
6.500 - 6.999	271	63,682,312.73	10.65	234,990.08	6.708	83.35	671	49.75
7.000 - 7.499	139	34,121,881.87	5.71	245,481.16	7.216	83.54	665	36.20
7.500 - 7.999	91	20,022,807.71	3.35	220,030.85	7.683	86.77	658	21.76
8.000 - 8.499	18	3,797,987.79	0.64	210,999.32	8.223	90.65	662	24.42
8.500 - 8.999	10	1,632,107.14	0.27	163,210.71	8.628	84.96	658	12.18
9.000 - 9.499	3	431,876.70	0.07	143,958.90	9.067	92.03	646	59.37
9.500 - 9.999	2	309,150.00	0.05	154,575.00	9.750	90.00	646	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
241 - 360	2,291	$597,839,633.31	100.00%	$260,951.39	5.808%	78.16%	688	74.98%
Total:	**2,291**	**$597,839,633.31**	100.00%	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
301 - 360	2,291	$597,839,633.31	100.00%	$260,951.39	5.808%	78.16%	688	74.98%
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	2,288	$597,393,656.87	99.93%	$261,098.63	5.808%	78.16%	688	74.99%
7 - 12	3	445,976.44	0.07	148,658.81	5.399	75.72	719	70.03
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	1	$105,000.00	0.02%	$105,000.00	4.125%	19.27%	631	100.00%
25.01 - 30.00	3	804,750.50	0.13	268,250.17	5.192	29.49	688	84.50
30.01 - 35.00	4	483,560.88	0.08	120,890.22	5.529	32.28	676	59.56
35.01 - 40.00	7	1,206,791.66	0.20	172,398.81	5.394	38.49	714	67.91
40.01 - 45.00	8	2,125,525.49	0.36	265,690.69	5.583	43.50	675	62.57
45.01 - 50.00	19	4,472,928.52	0.75	235,417.29	5.476	47.39	719	39.65
50.01 - 55.00	22	5,502,915.01	0.92	250,132.50	5.390	53.76	698	53.04
55.01 - 60.00	51	14,856,718.53	2.49	291,308.21	5.367	58.30	681	77.79
60.01 - 65.00	54	18,940,527.85	3.17	350,750.52	5.289	63.49	678	83.00
65.01 - 70.00	271	68,603,151.15	11.48	253,148.16	5.263	69.39	692	88.93
70.01 - 75.00	113	30,758,988.39	5.15	272,203.44	5.856	73.89	695	74.64
75.01 - 80.00	1368	368,468,771.82	61.63	269,348.52	5.742	79.80	691	83.40
80.01 - 85.00	30	7,543,536.55	1.26	251,451.22	6.599	84.41	637	34.20
85.01 - 90.00	155	37,447,228.84	6.26	241,595.02	6.800	89.70	657	32.50
90.01 - 95.00	99	21,108,969.97	3.53	213,221.92	6.741	94.72	667	33.53
95.01 - 100.00	86	15,410,268.15	2.58	179,189.16	7.068	99.78	703	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	1,793	$491,296,907.09	82.18%	$274,008.31	5.763%	78.52%	685	74.65%
Investor	413	86,242,256.64	14.43	208,819.02	6.025	76.41	699	75.61
Second Home	85	20,300,469.58	3.40	238,829.05	5.97	76.83	706	80.34
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Single Family	1,275	$341,565,537.40	57.13%	$267,894.54	5.840%	78.63%	685	71.73%
PUD	623	154,262,006.12	25.80	247,611.57	5.654	76.91	691	86.41
Condominium	241	57,365,865.81	9.60	238,032.64	5.701	78.87	694	82.97
2-4 Family	152	44,646,223.98	7.47	293,725.16	6.234	77.96	683	50.08
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	1521	$380,521,082.94	63.65%	$250,178.23	5.822%	79.91%	697	77.73%
Cashout Refinance	673	191,956,874.95	32.11	285,225.67	5.81	74.96	668	68.86
Rate/Term Refinance	97	25,361,675.42	4.24	261,460.57	5.587	76.15	690	80.10
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Stated Income	1,444	$392,197,785.01	65.60%	$271,605.11	5.813%	78.64%	687	78.13%
Full Documentation	439	98,636,484.04	16.50	224,684.47	5.573	77.52	687	77.04
No Documentation	172	45,729,185.10	7.65	265,867.36	5.921	72.62	699	70.65
No Income, Verified Assets	155	44,850,003.85	7.50	289,354.86	5.880	76.67	690	74.60
Reduced Documentation	81	16,426,175.31	2.75	202,792.29	6.595	89.86	667	0.70
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6M Arm	123	$39,150,589.39	6.55%	$318,297.47	5.507%	76.47%	694	77.72%
1/6 Arm	1	384,000.00	0.06	384,000.00	5.250	80.00	769	100.00
2/6 Arm	1408	366,101,897.23	61.24	260,015.55	5.862	79.55	682	70.88
3/6 Arm	357	82,635,056.61	13.82	231,470.75	5.648	75.70	691	87.83
5/6 Arm	377	101,693,278.66	17.01	269,743.44	5.884	76.00	698	76.87
7/6 Arm	17	5,201,261.42	0.87	305,956.55	5.469	74.80	727	87.14
10/6 Arm	8	2,673,550.00	0.45	334,193.75	5.606	76.27	744	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,291	$597,839,633.31	100.00%	$260,951.39	5.808%	78.16%	688	74.98%
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1004	$336,208,614.97	56.24%	$334,869.14	5.639%	76.91%	690	82.27%
Georgia	293	50,640,055.39	8.47	172,832.95	5.572	79.84	693	87.35
New Jersey	130	33,066,405.91	5.53	254,356.97	6.520	79.67	663	51.65
Florida	142	27,305,912.25	4.57	192,295.16	6.159	77.79	694	77.68
Nevada	109	27,293,345.80	4.57	250,397.67	5.461	73.30	697	90.72
Arizona	92	15,219,452.02	2.55	165,428.83	5.856	79.28	686	80.18
New York	41	11,649,031.94	1.95	284,122.73	6.081	81.29	662	44.09
Colorado	57	11,443,409.51	1.91	200,761.57	5.717	78.41	689	75.21
Connecticut	44	10,547,933.85	1.76	239,725.77	6.040	79.44	687	28.77
Massachusetts	31	8,191,877.61	1.37	264,254.12	5.969	78.48	668	44.35
Washington	39	8,098,160.26	1.35	207,645.13	5.588	80.12	700	85.16
Illinois	30	7,376,410.37	1.23	245,880.35	7.369	87.56	683	5.05
Maryland	24	6,701,538.13	1.12	279,230.76	6.464	84.89	687	48.13
Pennsylvania	39	6,209,689.64	1.04	159,222.81	6.510	81.15	656	28.96
Other	216	37,887,795.66	6.34	175,406.46	6.335	83.60	685	51.45
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	626	$161,937,847.83	27.09%	$258,686.66	6.263%	80.90%	682	54.93%
6	32	11,297,007.64	1.89	353,031.49	6.161	77.95	671	46.51
12	209	58,621,089.22	9.81	280,483.68	5.741	76.52	692	74.43
24	913	239,593,073.08	40.08	262,423.96	5.609	77.89	688	84.27
36	430	102,032,776.14	17.07	237,285.53	5.614	76.08	691	87.65
48	1	166,619.00	0.03	166,619.00	5.000	80.00	763	100.00
60	80	24,191,220.40	4.05	302,390.26	5.553	75.33	706	78.35
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	45	$10,128,675.81	1.69%	$225,081.68	6.989%	80.25%	589	13.97%
601 - 625	155	39,170,466.69	6.55	252,712.69	6.408	81.04	616	40.97
626 - 650	351	93,889,344.18	15.70	267,491.01	5.962	77.53	638	75.99
651 - 675	449	119,763,103.97	20.03	266,732.97	5.839	78.38	664	74.13
676 - 700	453	115,333,678.36	19.29	254,599.73	5.757	78.67	687	79.94
701 - 725	326	86,217,766.24	14.42	264,471.68	5.646	77.79	712	81.19
726 - 750	243	62,975,121.07	10.53	259,156.88	5.604	78.36	738	76.86
751 - 775	169	43,453,182.97	7.27	257,119.43	5.511	75.80	763	85.84
776 - 800	82	21,625,930.13	3.62	263,730.86	5.509	76.64	784	81.94
801 - 825	18	5,282,363.89	0.88	293,464.66	5.494	77.14	806	96.11
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2.000 - 2.499	418	$115,118,529.97	19.26%	$275,403.18	5.604%	75.76%	698	82.58%
2.500 - 2.999	750	198,507,590.91	33.20	264,676.79	5.518	77.99	691	92.13
3.000 - 3.499	428	113,394,753.21	18.97	264,941.01	5.589	76.42	707	93.88
3.500 - 3.999	262	76,369,326.22	12.77	291,485.98	5.879	74.68	675	66.70
4.000 - 4.499	20	4,562,625.65	0.76	228,131.28	5.759	73.53	654	53.62
4.500 - 4.999	6	1,244,596.34	0.21	207,432.72	6.053	77.13	645	59.42
5.000 - 5.499	139	26,106,266.83	4.37	187,814.87	6.810	93.15	688	8.80
5.500 - 5.999	58	12,869,357.80	2.15	221,885.48	6.556	77.61	659	17.13
6.000 - 6.499	128	30,921,328.53	5.17	241,572.88	6.936	87.56	646	9.63
6.500 - 6.999	55	12,555,250.90	2.10	228,277.29	7.217	85.95	621	16.42
7.000 - 7.499	22	5,296,163.52	0.89	240,734.71	7.672	82.88	619	N/A
7.500 - 7.999	1	145,603.69	0.02	145,603.69	8.000	90.00	613	N/A
8.000 - 8.499	4	748,239.74	0.13	187,059.94	8.348	70.85	616	26.73
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. *The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results.* You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
March 2005	6	$1,620,687.28	0.27%	$270,114.55	5.807%	73.25%	704	83.41%
April 2005	42	14,150,000.56	2.37	336,904.78	5.569	75.66	707	87.02
May 2005	39	13,724,835.14	2.30	351,918.85	5.223	77.09	690	77.91
June 2005	33	8,955,066.41	1.50	271,365.65	5.769	77.58	677	59.96
July 2005	3	700,000.00	0.12	233,333.33	5.779	73.68	712	100.00
November 2005	1	384,000.00	0.06	384,000.00	5.250	80.00	769	100.00
July 2006	2	283,512.46	0.05	141,756.23	7.126	100.00	705	N/A
August 2006	4	969,113.08	0.16	242,278.27	6.465	88.62	662	46.23
September 2006	94	21,784,691.71	3.64	231,752.04	5.749	78.65	681	67.64
October 2006	345	84,227,351.04	14.09	244,137.25	6.166	82.99	688	51.55
November 2006	477	131,334,278.79	21.97	275,333.92	5.786	78.13	683	76.19
December 2006	376	102,282,840.15	17.11	272,028.83	5.757	78.99	678	81.08
January 2007	110	25,220,110.00	4.22	229,273.73	5.733	77.93	675	71.03
September 2007	3	407,700.00	0.07	135,900.00	5.982	77.41	663	100.00
October 2007	52	12,533,944.93	2.10	241,037.40	6.033	76.15	686	77.16
November 2007	149	38,104,574.55	6.37	255,735.40	5.575	76.23	694	89.30
December 2007	119	24,156,845.13	4.04	202,998.70	5.577	75.50	684	89.20
January 2008	34	7,431,992.00	1.24	218,588.00	5.590	72.80	705	93.21
March 2009	1	181,300.00	0.03	181,300.00	5.250	70.00	709	100.00
April 2009	1	133,676.44	0.02	133,676.44	5.625	79.41	741	N/A
July 2009	1	776,750.00	0.13	776,750.00	5.375	63.15	654	100.00
September 2009	10	3,362,501.44	0.56	336,250.14	5.989	77.02	691	74.11
October 2009	65	17,026,187.30	2.85	261,941.34	6.110	77.54	692	73.43
November 2009	183	51,632,665.84	8.64	282,145.71	5.881	75.65	700	76.21
December 2009	86	21,685,942.64	3.63	252,162.12	5.752	75.33	699	76.23
January 2010	30	6,894,255.00	1.15	229,808.50	5.787	78.05	703	91.99
October 2011	1	85,500.00	0.01	85,500.00	6.625	79.17	625	100.00
November 2011	9	2,935,819.14	0.49	326,202.13	5.635	73.12	725	82.68
December 2011	5	1,433,702.28	0.24	286,740.46	5.273	75.29	720	88.80
January 2012	2	746,240.00	0.12	373,120.00	5.063	80.00	757	100.00
November 2014	2	795,050.00	0.13	397,525.00	6.095	80.00	733	100.00
December 2014	3	898,550.00	0.15	299,516.67	5.292	79.99	761	100.00
January 2015	3	979,950.00	0.16	326,650.00	5.498	69.83	739	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
8.500 - 8.999	1	$400,000.00	0.07%	$400,000.00	3.750%	58.31%	733	100.00%
9.000 - 9.499	4	995,300.00	0.17	248,825.00	4.325	71.92	725	100.00
9.500 - 9.999	41	11,124,971.00	1.86	271,340.76	4.691	72.55	697	71.74
10.000 - 10.499	197	50,776,766.85	8.49	257,750.09	4.842	72.94	700	90.65
10.500 - 10.999	479	127,025,221.66	21.25	265,188.35	5.283	75.33	699	89.74
11.000 - 11.499	451	120,401,844.70	20.14	266,966.40	5.474	76.64	698	90.80
11.500 - 11.999	411	110,664,364.79	18.51	269,256.36	5.812	78.31	684	84.32
12.000 - 12.499	219	60,790,937.17	10.17	277,584.19	6.255	79.50	678	63.71
12.500 - 12.999	177	44,052,292.93	7.37	248,883.01	6.688	82.94	662	41.64
13.000 - 13.499	117	28,576,282.52	4.78	244,241.73	7.138	82.98	660	33.74
13.500 - 13.999	102	22,569,891.95	3.78	221,273.45	7.479	87.82	661	19.31
14.000 - 14.499	35	6,985,478.51	1.17	199,585.10	7.703	94.18	674	14.88
14.500 - 14.999	26	4,627,237.43	0.77	177,970.67	8.020	94.39	683	1.87
15.000 - 15.499	8	1,168,865.32	0.20	146,108.17	8.576	97.06	692	21.94
15.500 - 15.999	3	352,578.03	0.06	117,526.01	9.656	91.23	652	87.68
17.000 - 17.499	3	1,202,355.84	0.20	400,785.28	5.277	80.00	718	39.26
17.500 - 17.999	7	2,670,347.64	0.45	381,478.23	5.863	80.00	678	67.05
18.000 - 18.499	9	3,195,168.43	0.53	355,018.71	6.150	77.64	710	38.06
18.500 - 18.999	1	259,728.54	0.04	259,728.54	5.750	80.00	673	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2.000 - 2.499	418	$115,118,529.97	19.26%	$275,403.18	5.604%	75.76%	698	82.58%
2.500 - 2.999	750	198,507,590.91	33.20	264,676.79	5.518	77.99	691	92.13
3.000 - 3.499	428	113,394,753.21	18.97	264,941.01	5.589	76.42	707	93.88
3.500 - 3.999	262	76,369,326.22	12.77	291,485.98	5.879	74.68	675	66.70
4.000 - 4.499	19	4,267,625.65	0.71	224,611.88	5.818	73.18	658	57.32
4.500 - 4.999	5	1,034,550.00	0.17	206,910.00	6.079	81.17	633	71.49
5.000 - 5.499	120	21,390,922.59	3.58	178,257.69	6.976	95.53	699	5.83
5.500 - 5.999	43	10,099,699.41	1.69	234,876.73	6.377	77.30	659	10.22
6.000 - 6.499	108	25,904,954.90	4.33	239,860.69	6.802	87.07	654	7.30
6.500 - 6.999	64	15,210,755.62	2.54	237,668.06	6.820	85.16	634	17.20
7.000 - 7.499	37	8,618,983.15	1.44	232,945.49	7.234	82.75	612	19.57
7.500 - 7.999	28	6,365,843.05	1.06	227,351.54	7.667	83.33	618	14.59
8.000 - 8.499	4	772,204.59	0.13	193,051.15	8.137	90.98	615	19.56
8.500 - 8.999	4	597,684.04	0.10	149,421.01	8.760	86.59	607	N/A
9.000 - 9.499	1	186,210.00	0.03	186,210.00	9.000	90.00	638	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	95	$29,613,680.81	4.95%	$311,722.96	5.363%	76.07%	695	83.37%
2.000	112	21,078,787.00	3.53	188,203.46	6.697	93.40	707	13.00
3.000	1653	425,069,379.16	71.10	257,150.26	5.749	77.92	684	78.55
4.000	3	527,533.58	0.09	175,844.53	6.211	79.80	668	45.54
5.000	328	86,210,192.62	14.42	262,835.95	5.846	76.36	699	80.51
6.000	98	34,761,815.70	5.81	354,712.41	6.272	78.04	689	49.78
2.500	1	318,515.90	0.05	318,515.90	5.625	80.00	689	N/A
6.750	1	259,728.54	0.04	259,728.54	5.750	80.00	673	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,289	$597,119,203.44	99.88%	$260,864.66	5.807%	78.16%	688	74.99%
2.000	1	488,650.00	0.08	488,650.00	6.625	80.00	710	100.00
6.000	1	231,779.87	0.04	231,779.87	6.250	80.00	675	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, *commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications* of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,398	
Total Outstanding Loan Principal Balance		$209,894,083	
Average Outstanding Loan Principal Balance		$150,139	$9,990 - $1,235,000
WA Coupon		6.987%	4.990% - 13.000%
WA Remaining Term (mo.)		322	167 - 360
WA Combined LTV		76.13%	14.69% - 100.00%
WA FICO*		693	529 – 813
WA Seasoning (mo.)		2	0 - 13
Interest Only Loans		27.07%	
1st Liens		84.47%	
2nd Liens		15.53%	
Simultaneous 2nd Liens		27.79%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	43.76%	
	GA	12.36%	
	NY	8.83%	

*Zero Values Excluded

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	102	$2,518,405.00	1.20%	$24,690.25	10.313%	94.67%	710	N/A
25,000.01 - 50,000.00	273	9,937,078.00	4.73	36,399.55	9.888	94.90	687	0.46
50,000.01 - 75,000.00	185	11,592,876.00	5.52	62,664.19	9.215	90.13	688	3.23
75,000.01 - 100,000.00	133	11,845,496.00	5.64	89,063.88	8.438	82.70	689	15.12
100,000.01 - 125,000.00	113	12,751,051.00	6.07	112,841.16	7.187	78.14	696	33.84
125,000.01 - 150,000.00	103	14,189,407.00	6.75	137,761.23	6.982	73.42	689	24.18
150,000.01 - 175,000.00	78	12,647,398.00	6.02	162,146.13	6.977	76.01	687	28.05
175,000.01 - 200,000.00	79	14,922,632.00	7.10	188,894.08	6.751	74.50	687	32.59
200,000.01 - 225,000.00	47	10,095,926.00	4.80	214,806.94	6.523	70.93	681	18.96
225,000.01 - 250,000.00	35	8,331,823.00	3.96	238,052.09	6.520	73.26	688	34.06
250,000.01 - 275,000.00	48	12,622,272.00	6.01	262,964.00	6.540	76.61	686	43.49
275,000.01 - 300,000.00	29	8,427,495.00	4.01	290,603.28	6.280	71.20	682	24.50
300,000.01 - 325,000.00	14	4,379,300.00	2.08	312,807.14	6.341	69.91	675	21.30
325,000.01 - 359,650.00	25	8,507,600.00	4.05	340,304.00	6.298	73.36	705	39.50
359,650.01 - 500,000.00	90	37,711,195.00	17.94	419,013.28	6.265	73.12	698	32.34
500,000.01 -1,000,000.00	42	27,285,721.00	12.98	649,660.02	6.223	71.44	709	30.89
>1,000,000.00	2	2,405,000.00	1.14	1,202,500.00	6.128	63.34	713	51.35
Total:	**1,398**	**$210,170,675.00**	**100.00%**	**$150,336.68**	**6.987%**	**76.13%**	**693**	**27.04%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	103	$2,540,993.13	1.21%	$24,669.84	10.314%	94.70%	710	N/A
25,000.01 - 50,000.00	273	9,948,711.34	4.74	36,442.17	9.872	94.51	686	0.46
50,000.01 - 75,000.00	185	11,601,312.36	5.53	62,709.80	9.212	90.40	688	3.23
75,000.01 - 100,000.00	132	11,758,208.67	5.60	89,077.34	8.446	82.70	689	15.23
100,000.01 - 125,000.00	113	12,734,952.95	6.07	112,698.70	7.187	78.15	696	33.88
125,000.01 - 150,000.00	103	14,168,630.48	6.75	137,559.52	6.983	73.42	689	24.21
150,000.01 - 175,000.00	78	12,629,412.33	6.02	161,915.54	6.977	76.01	687	28.09
175,000.01 - 200,000.00	79	14,904,185.40	7.10	188,660.57	6.752	74.50	687	32.63
200,000.01 - 225,000.00	47	10,081,634.38	4.80	214,502.86	6.523	70.93	681	18.99
225,000.01 - 250,000.00	36	8,570,275.85	4.08	238,063.22	6.563	73.75	688	33.11
250,000.01 - 275,000.00	47	12,361,025.50	5.89	263,000.54	6.511	76.34	686	44.41
275,000.01 - 300,000.00	29	8,415,852.17	4.01	290,201.80	6.280	71.20	682	24.53
300,000.01 - 325,000.00	16	5,019,940.11	2.39	313,746.26	6.378	71.12	682	18.58
325,000.01 - 359,650.00	25	8,566,038.08	4.08	342,641.52	6.248	73.32	700	39.23
359,650.01 - 500,000.00	88	36,943,727.92	17.60	419,815.09	6.270	73.02	698	33.01
500,000.01 -1,000,000.00	42	27,246,518.03	12.98	648,726.62	6.223	71.44	709	30.93
>1,000,000.00	2	2,402,664.70	1.14	1,201,332.35	6.129	63.34	713	51.40
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
4.500 - 4.999	1	$207,493.37	0.10%	$207,493.37	4.990%	40.19%	795	N/A
5.000 - 5.499	7	2,686,061.28	1.28	383,723.04	5.318	61.72	723	N/A
5.500 - 5.999	145	37,952,500.25	18.08	261,741.38	5.798	64.85	710	23.96
6.000 - 6.499	268	67,622,507.67	32.22	252,322.79	6.181	70.61	695	34.74
6.500 - 6.999	219	43,328,210.55	20.64	197,845.71	6.680	77.49	688	35.90
7.000 - 7.499	87	16,206,036.73	7.72	186,276.28	7.187	81.30	680	39.92
7.500 - 7.999	70	7,991,385.16	3.81	114,162.65	7.672	83.29	678	23.79
8.000 - 8.499	36	2,656,266.76	1.27	73,785.19	8.132	90.18	674	11.79
8.500 - 8.999	55	3,795,912.38	1.81	69,016.59	8.676	91.51	697	N/A
9.000 - 9.499	60	2,992,047.13	1.43	49,867.45	9.157	94.96	695	N/A
9.500 - 9.999	119	5,575,694.20	2.66	46,854.57	9.642	96.28	684	N/A
10.000 - 10.499	81	4,398,242.25	2.10	54,299.29	10.104	96.62	689	N/A
10.500 - 10.999	78	4,842,261.96	2.31	62,080.28	10.636	96.17	685	N/A
11.000 - 11.499	46	2,202,812.30	1.05	47,887.22	11.027	96.65	683	N/A
11.500 - 11.999	37	2,336,386.53	1.11	63,145.58	11.622	96.91	666	N/A
12.000 - 12.499	34	2,522,306.31	1.20	74,185.48	12.067	96.39	673	N/A
12.500 - 12.999	43	1,964,638.75	0.94	45,689.27	12.510	95.39	679	N/A
13.000 - 13.499	12	613,319.82	0.29	51,109.99	13.000	98.50	669	N/A
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	647	$40,633,249.35	19.36%	$62,802.55	9.376%	89.06%	689	0.23%
181 - 240	13	2,536,724.68	1.21	195,132.67	6.029	57.92	673	N/A
241 - 360	738	166,724,109.37	79.43	225,913.43	6.420	73.26	694	34.03
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	647	$40,633,249.35	19.36%	$62,802.55	9.376%	89.06%	689	0.23%
181 - 240	13	2,536,724.68	1.21	195,132.67	6.029	57.92	673	N/A
301 - 360	738	166,724,109.37	79.43	225,913.43	6.420	73.26	694	34.03
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	1,390	$209,002,565.54	99.58%	$150,361.56	6.988%	76.14%	693	27.19%
7 - 12	5	482,123.69	0.23	96,424.74	7.151	76.50	714	N/A
13 - 18	3	409,394.17	0.20	136,464.72	6.660	72.49	664	N/A
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	7	$555,261.72	0.26%	$79,323.10	6.038%	19.46%	718	12.61%
25.01 - 30.00	5	588,061.06	0.28	117,612.21	5.966	28.57	731	N/A
30.01 - 35.00	6	963,453.98	0.46	160,575.66	5.946	31.83	697	10.54
35.01 - 40.00	14	2,573,513.60	1.23	183,822.40	5.983	37.92	702	12.78
40.01 - 45.00	20	4,048,287.78	1.93	202,414.39	6.053	42.50	710	13.09
45.01 - 50.00	17	3,676,469.31	1.75	216,262.90	6.192	47.57	713	21.08
50.01 - 55.00	25	6,223,496.57	2.97	248,939.86	6.069	52.86	695	19.66
55.01 - 60.00	55	12,881,028.22	6.14	234,200.51	6.116	58.18	687	21.88
60.01 - 65.00	56	17,504,763.28	8.34	312,585.06	6.030	63.56	694	34.77
65.01 - 70.00	68	17,705,807.05	8.44	260,379.52	6.349	68.54	694	24.15
70.01 - 75.00	63	12,371,284.23	5.89	196,369.59	6.330	73.57	694	29.73
75.01 - 80.00	348	79,737,164.66	37.99	229,129.78	6.450	79.52	696	39.26
80.01 - 85.00	15	1,885,918.33	0.90	125,727.89	7.307	83.45	692	16.43
85.01 - 90.00	178	16,557,837.52	7.89	93,021.56	8.060	89.69	680	21.22
90.01 - 95.00	225	15,669,779.09	7.47	69,643.46	9.224	94.79	686	11.55
95.01 - 100.00	296	16,951,957.00	8.08	57,270.13	10.171	99.90	687	N/A
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Investor	332	$36,546,669.36	17.41%	$110,080.33	7.426%	76.42%	708	34.55%
Owner Occupied	999	164,663,027.73	78.45	164,827.86	6.884	76.09	689	24.77
Second Home	67	8,684,386.31	4.14	129,617.71	7.099	75.65	703	39.28
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Single Family	807	$129,494,379.43	61.70%	$160,463.92	6.861%	75.42%	688	27.91%
PUD	356	41,887,142.71	19.96	117,660.51	7.331	80.51	702	23.99
Condominium	110	13,674,524.30	6.51	124,313.86	7.266	77.98	699	34.75
2-4 Family	124	24,769,143.50	11.80	199,751.16	6.914	71.40	701	23.73
Manufactured	1	68,893.46	0.03	68,893.46	6.125	88.60	600	N/A
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Cashout Refinance	463	$98,655,240.31	47.00%	$ 213,078.27	6.570%	70.70%	683	23.83%
Purchase	865	95,552,292.83	45.52	110,465.08	7.546	83.146	704	30.37
Rate/Term Refinance	70	15,686,550.26	7.47	224,093.58	6.207	67.55	689	27.37
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Stated Income	862	$131,807,060.07	62.80%	$152,908.42	7.150%	77.21%	690	28.65%
No Documentation	148	26,155,032.58	12.46	176,723.19	6.486	65.04	689	24.12
No Income, Verified Assets	91	11,318,816.30	5.39	124,382.60	7.317	80.08	695	30.45
Full Documentation	280	36,488,289.17	17.38	130,315.32	6.669	78.39	707	25.49
Reduced Documentation	17	4,124,885.28	1.97	242,640.31	6.898	81.29	679	N/A
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Fixed	1398	$209,894,083.40	100.00%	$150,138.83	6.987%	76.13%	693	27.07%
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Fixed Rate	1398	$209,894,083.40	100.00%	$150,138.83	6.987%	76.13%	693	27.07%
Total:	1,398	$209,894,083.40	100.00%	$150,138.83	6.987%	76.13%	693	27.07%

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	462	$91,844,800.45	43.76%	$ 198,798.27	6.868%	73.54%	699	27.50%
Georgia	268	25,942,415.50	12.36	96,800.06	6.931	81.30	709	33.01
New York	78	18,542,047.00	8.83	237,718.55	6.713	72.72	676	20.65
New Jersey	70	15,266,022.12	7.27	218,086.03	6.801	72.48	685	26.75
Florida	102	10,577,012.81	5.04	103,696.20	7.634	79.24	684	35.25
Connecticut	33	4,924,169.28	2.35	149,217.25	7.019	75.09	669	18.42
Pennsylvania	45	4,877,176.97	2.32	108,381.71	7.224	82.37	673	12.71
Texas	47	4,521,298.46	2.15	96,197.84	7.392	81.85	684	11.08
Massachusetts	17	3,927,717.02	1.87	231,042.18	6.369	70.92	699	27.32
Nevada	23	3,329,060.23	1.59	144,741.75	7.552	82.57	694	36.34
Washington	24	2,997,604.18	1.43	124,900.17	7.715	84.92	685	36.31
Colorado	25	2,669,363.68	1.27	106,774.55	7.754	85.62	684	19.84
Arizona	39	2,443,033.41	1.16	62,641.88	8.256	86.76	690	6.52
Virginia	13	2,302,129.43	1.10	177,086.88	6.671	77.27	679	26.18
Other	152	15,730,232.86	7.49	103,488.37	7.264	79.79	686	29.72
Total:	1,398	$209,894,083.40	100.00%	$150,138.83	6.987%	76.13%	693	27.07%

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	465	$62,749,464.59	29.90%	$134,945.09	7.269%	76.77%	693	14.14%
6	226	12,909,269.78	6.15	57,120.66	9.764	96.16	686	1.52
12	120	26,935,785.25	12.83	224,464.88	6.701	73.55	693	27.29
24	191	33,092,478.98	15.77	173,259.05	6.676	74.89	687	37.44
36	314	54,177,437.00	25.81	172,539.61	6.590	73.83	690	37.16
60	82	20,029,647.80	9.54	244,264.00	6.288	72.97	714	39.33
Total:	1,398	$209,894,083.40	100.00%	$150,138.83	6.987%	76.13%	693	27.07%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
526 - 550	1	$121,457.53	0.06%	$121,457.53	6.875%	96.42%	529	N/A
576 - 600	7	1,262,804.56	0.60	180,400.65	6.852	68.80	586	N/A
601 - 625	55	7,355,678.28	3.50	133,739.61	7.370	76.29	618	15.24
626 - 650	234	34,673,219.76	16.52	148,176.15	7.213	75.85	638	20.44
651 - 675	298	42,060,069.38	20.04	141,141.17	7.210	77.69	664	24.33
676 - 700	261	39,059,433.80	18.61	149,653.00	7.021	78.18	687	26.09
701 - 725	208	30,510,550.56	14.54	146,685.34	6.953	75.78	713	29.02
726 - 750	166	27,287,775.54	13.00	164,384.19	6.726	76.38	739	31.87
751 - 775	108	15,637,639.29	7.45	144,792.96	6.702	74.46	761	47.70
776 - 800	52	10,186,916.69	4.85	195,902.24	6.237	67.25	785	25.69
801 - 825	8	1,738,538.01	0.83	217,317.25	6.484	70.36	805	32.61
Total:	1,398	$209,894,083.40	100.00%	$150,138.83	6.987%	76.13%	693	27.07%

The Information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. *You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of* the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Term Sheet **Public Offering** **Date Prepared: January 19, 2005**



Opteum Mortgage Acceptance Corporation
Asset-Backed Pass-Through Certificates
Series 2005-1*

Approximate Total Offered Size: $801,675,000

Opteum Mortgage Services, LLC
Seller and Servicer

Wells Fargo Home Mortgage, Inc.
Master Servicer

Opteum Mortgage Acceptance Corporation
Depositor

Tranche	Amount[1]	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)[2]
Class A-1	$359,845,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	3.00 / 3.27 Yr
Class A-2	$152,300,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	1.00 / 1.00 Yr
Class A-3	$128,700,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	3.00 / 3.00 Yr
Class A-4	$78,845,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	6.84 / 8.12 Yr
Class M-1	$18,174,000	Floating Rate / Mezz	1m Libor + [ ]%	AA+/Aa1	5.24 / 5.78 Yr
Class M-2	$14,135,000	Floating Rate / Mezz	1m Libor + [ ]%	AA/Aa2	5.24 / 5.73 Yr
Class M-3	$8,885,000	Floating Rate / Mezz	1m Libor + [ ]%	AA-/Aa3	5.23 / 5.67 Yr
Class M-4	$7,270,000	Floating Rate / Mezz	1m Libor + [ ]%	A+/A1	5.23 / 5.61 Yr
Class M-5	$6,462,000	Floating Rate / Mezz	1m Libor + [ ]%	A/A2	5.23 / 5.55 Yr
Class M-6	$6,462,000	Floating Rate / Mezz	1m Libor + [ ]%	A-/A3	5.23 / 5.47 Yr
Class M-7	$5,654,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB+/Baa1	5.23 / 5.34 Yr
Class M-8	$4,846,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB/Baa2	5.17 / 5.17 Yr
Class M-9	$4,846,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB-/Baa3	4.90 / 4.90 Yr
NON-OFFERED CERTIFICATES					
Class M-10	$5,251,000	Floating Rate / Mezz	1m Libor + [ ]%	BB+/Ba1	4.29 / 4.29 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Lead Manager:	**Citigroup Global Markets Inc.**	Expected Pricing Date:	January 21, 2005
Rating Agencies:	S&P / Moody's	Expected Settlement Date:	January 31, 2005
Trustee:	HSBC Bank USA		
Trust Administrator:	Wells Fargo Bank, N.A.		

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6217	Maggie Jiang (212) 723-6404
Ian Wesson (212) 723-6334	Matthew Cherwin (212) 723-6217	Adrian Wu (212) 723-6406
Sabrina Mallick (212) 723-6536	Eliot Rubenzahl (212) 723-6217	

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-1
Offered Certificates:	Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates
Non-Offered Certificates:	Class M-10, Class C, Class P and Class R Certificates
Class A Certificates:	Class A-1, Class A-2, Class A-3 and Class A-4 Certificates
Class A Sequential Certificates:	Class A-2, Class A-3 and Class A-4 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
Seller and Servicer:	Opteum Financial Services, LLC
Master Servicer:	Wells Fargo Home Mortgage, Inc
Subservicer (Alt-A Mortgage Loans):	Cenlar FSB
Subservicer (Subprime Mortgage Loans):	Option One Mortgage Corporation
Depositor:	Opteum Mortgage Acceptance Corporation
Trustee:	HSBC Bank USA
Trust Administrator:	Wells Fargo Bank, N.A.
Cap Provider:	TBD
PMI Policy Providers:	PMI Mortgage Insurance Co. and United Guaranty Insurance Company
Closing Date:	On or about January 31, 2005
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing February 25, 2005
Cut-off Date:	January 1, 2005
Record Date:	For the Offered Certificates the business day preceding the Distribution Date
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125%.
Servicing Fee:	With respect to each fixed rate mortgage loan, the Servicing Fee Rate ranges from 0.25% to 0.50% per annum. With respect to each adjustable rate mortgage loan, the Servicing Fee Rate ranges from 0.375% to 0.50% per annum; provided that, if any adjustable rate mortgage loan has an initial fixed rate interest period, that rate will range from 0.25% to 0.50% per annum during such initial period.
Administrative Fees:	The Master Servicing Fee, the related Servicing Fees, and the fee payable for those loans which are covered under the PMI Policy.
Denomination:	$100,000 and multiples of $1 in excess thereof
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will be ERISA eligible.
Tax Status:	For Federal Income Tax Purposes, the Offered Certificates will represent ownership of REMIC regular interests and ownership interests in the Interest Rate Cap Agreement.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Interest Payment Delay: The Offered Certificates have a 0 day delay.

Day Count: The Offered Certificates are Actual/360.

Accrued Interest: 0 days. The Offered Certificates will settle flat.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class A-1	1ml + [ ]	1ml + 2.0x [ ]
Class A-2	1ml + [ ]	1ml + 2.0x [ ]
Class A-3	1ml + [ ]	1ml + 2.0x [ ]
Class A-4	1ml + [ ]	1ml + 2.0x [ ]
Class M-1	1ml + [ ]	1ml + 1.5x [ ]
Class M-2	1ml + [ ]	1ml + 1.5x [ ]
Class M-3	1ml + [ ]	1ml + 1.5x [ ]
Class M-4	1ml + [ ]	1ml + 1.5x [ ]
Class M-5	1ml + [ ]	1ml + 1.5x [ ]
Class M-6	1ml + [ ]	1ml + 1.5x [ ]
Class M-7	1ml + [ ]	1ml + 1.5x [ ]
Class M-8	1ml + [ ]	1ml + 1.5x [ ]
Class M-9	1ml + [ ]	1ml + 1.5x [ ]
Class M-10	1ml + [ ]	1ml + 1.5x [ ]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the aggregate Administrative Fee Rate. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 21.80% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. If the Servicer does not exercise such option, the Master Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 5% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different a ssumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memo randum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Interest Carry Forward Amount: As of any Distribution Date the sum of: (x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and (y) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount: For any distribution date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Offered Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover the Interest Carry Forward Amounts and Basis Risk Shortfall Carry Forward Amounts on the Offered Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during such Due Period and received or advanced thereto, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the Principal Remittance Amount plus any Excess Interest allocable to principal in order build to or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (i) the Principal Distribution Amount and (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 78.20% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

All distributions of principal to the Class A Certificates on any Distribution Date will be allocated to the Class A-1 Certificates and to the Class A Sequential Certificates on a pro rata basis based on the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the aggregate of the Certificate Principal Balances of the Class A Sequential Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class A Sequential Certificates will be distributed first to the Class A-2 Certificates, second to the Class A-3 Certificates, and third to the Class A-4 Certificates, in each case until the Certificate Principal Balance such class of Certificates has been reduced to zero.

Notwithstanding the foregoing, on any Distribution Date on or after which the aggregate Certificate Principal Balance of the Class M Certificates has been reduced to zero, principal will be allocated to the Class A Certificates on a pro-rata basis.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, *commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications* of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 17.30% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 13.80% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 11.60% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 9.80% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 8.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 6.60% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 5.20% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) Then to the Class M-8 Certificates, until approximately a 4.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) Then to the Class M-9 Certificates, until approximately a 2.80% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage), and

(x) Then to the Class M-10 Certificates, until approximately a 1.50% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage).

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. *The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different a ssumptions could yield substantially different results.* You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memo randum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Distributions: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To the Master Servicer and the Servicer their respective Fees, accrued on the aggregate principal balance of the Mortgage Loans;
2. To the PMI Policy Provider the premium payable on the Mortgage Loans covered under the PMI Policy;
3. To pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amounts from a prior Distribution Date and then to pay interest, excluding any Interest Carry Forward Amounts from prior Distribution Dates, sequentially to the Class M Certificates in the order of their numerical class designations.

4A. Prior to the Stepdown Date or if a Trigger Event is in effect to pay the Principal Distribution Amount as follows:
   1. To pay principal to the Class A-1 and Class A Sequential Certificates as provided above, pro rata, until reduced to zero.
   2. To pay principal to the Class M Certificates from the remaining Principal Distribution Amount in the order of their numerical class designations, in each case until the balance of until such class has been reduced to zero.

4B. On or after the Stepdown Date and if a Trigger Event is not in effect to pay the Principal Distribution Amount as follows:
   1. To pay principal to the Class A Certificates as provided above, the Class A Principal Distribution Amount.
   2. To pay principal to the Class M Certificates, in order of seniority, the respective Class M Principal Distribution Amount for the applicable Distribution Date.

5. To pay the Interest Carry Forward Amounts on the Class M Certificates, sequentially.
6. To pay any Realized Loss Amounts allocated to the Class M Certificates.
7. To the Class A Certificates and then sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, any Basis Risk Shortfall Carry-Forward Amounts to the extent not covered by the Interest Rate Cap Agreement; and
8. To pay any remaining amount to the Class C and Class R Certificates, in accordance with the Pooling and Servicing Agreement.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different a ssumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memo randum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A	10.90%	Class A	21.80%
Class M-1	8.65%	Class M-1	17.30%
Class M-2	6.90%	Class M-2	13.80%
Class M-3	5.80%	Class M-3	11.60%
Class M-4	4.90%	Class M-4	9.80%
Class M-5	4.10%	Class M-5	8.20%
Class M-6	3.30%	Class M-6	6.60%
Class M-7	2.60%	Class M-7	5.20%
Class M-8	2.00%	Class M-8	4.00%
Class M-9	1.40%	Class M-9	2.80%
Class M-10	0.75%	Class M-10	1.50%

**Approximate*
***Targeted*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date, the Overcollateralization Target Amount (a) prior to the Stepdown Date, is an amount equal to approximately 0.75% of the principal balance of the Mortgage Loans as of the Cut-off date; (b) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (i) approximately 1.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related due period and (ii) 0.50% of the principal balance of the Mortgage Loans as of the Cut-off date; and (c) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Release Amount:

As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over (y) the Overcollateralization Target Amount for such Distribution Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Interest Rate Cap Agreements: On the Closing Date, the Trustee will enter into two separate Interest Rate Cap Agreements with the Interest Rate Cap Provider for the benefit of the Class A Certificates and Class M Certificates, respectively. The Interest Rate Cap Provider will be obligated to make monthly payments to the Trustee (based on a notional amount) when one-month LIBOR exceeds the strike rate for the related period. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling rate for the related period. The schedules containing the notional amounts are in the tables on pages 16 and 17.

Stepdown Date: The earlier to occur of:

(x) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, or

(y) the later to occur of:

- (i) the Distribution Date in February 2008 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 21.80%

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
February 2005 to January 2008	N/A
February 2008 to January 2009	1.10%
February 2009 to January 2010	1.50%
February 2010 to January 2011	1.75%
February 2011 and thereafter	1.85%

(ii) If the three-month rolling average of 60+ Day Delinquent Loans equals or exceeds 32% of the Senior Enhancement Percentage.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount until reduced to zero, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates, and eleventh, to the Class M-1 Certificates.

Mortgage Pool: The Mortgage Loans will consist of fixed and adjustable rate closed-end Alt-A and Subprime mortgage loans, which accrue interest on an actuarial basis and are secured by first and second lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $807,733,717. There will be approximately 1,398 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $209,894,083 and approximately 2,291 adjustable rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $597,839,633.

Primary Mortgage Insurance Policy: As of the Cut-Off Date, approximately 4.70% of the Mortgage Loans will be covered by a lender-paid primary mortgage insurance policy (the "PMI Policy") issued by the PMI Policy Provider. For each of those Mortgage Loans, the PMI Policy Provider provides insurance coverage, subject to certain caveats, down to approximately 78% of the value of the related mortgaged property.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1					
Avg. Life (yrs)	19.81	5.78	**3.00**	1.92	1.32
Window (mo)	1-343	1-179	**1-95**	1-61	1-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class A-2					
Avg. Life (yrs)	13.22	1.78	**1.00**	0.73	0.59
Window (mo)	1-227	1-42	**1-22**	1-15	1-12
Expected Final Mat.	Dec 2023	Jul 2008	**Nov 2006**	Apr 2006	Jan 2006
Class A-3					
Avg. Life (yrs)	22.67	5.98	**3.00**	1.89	1.40
Window (mo)	227-316	42-117	**22-58**	15-32	12-23
Expected Final Mat.	May 2031	Oct 2014	**Nov 2009**	Sep 2007	Dec 2006
Class A-4					
Avg. Life (yrs)	27.90	13.20	**6.84**	4.26	2.60
Window (mo)	316-343	117-179	**58-95**	32-61	23-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-1					
Avg. Life (yrs)	26.01	10.14	**5.24**	4.00	3.57
Window (mo)	261-343	60-179	**38-95**	42-61	43-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-2					
Avg. Life (yrs)	26.01	10.14	**5.24**	3.92	3.57
Window (mo)	261-343	60-179	**38-95**	41-61	43-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-3					
Avg. Life (yrs)	26.01	10.14	**5.23**	3.86	3.57
Window (mo)	261-343	60-179	**37-95**	40-61	43-43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different a ssumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memo randum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-4					
Avg. Life (yrs)	26.01	10.14	**5.23**	3.83	3.56
Window (mo)	261-343	60-179	**37- 95**	39- 61	42- 43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-5					
Avg. Life (yrs)	26.01	10.14	**5.23**	3.81	3.48
Window (mo)	261-343	60-179	**37- 95**	39- 61	41- 43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-6					
Avg. Life (yrs)	26.01	10.14	**5.23**	3.78	3.41
Window (mo)	261-343	60-179	**37- 95**	38- 61	40- 43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-7					
Avg. Life (yrs)	26.01	10.14	**5.23**	3.77	3.35
Window (mo)	261-343	60-179	**37- 95**	38- 61	39- 43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-8					
Avg. Life (yrs)	25.98	10.06	**5.17**	3.72	3.28
Window (mo)	261-343	60-179	**37- 95**	37- 61	38- 43
Expected Final Mat.	Aug 2033	Dec 2019	**Dec 2012**	Feb 2010	Aug 2008
Class M-9					
Avg. Life (yrs)	25.83	9.62	**4.90**	3.51	3.15
Window (mo)	261-338	60-167	**37- 86**	37- 55	38- 39
Expected Final Mat.	Mar 2033	Dec 2018	**Mar 2012**	Aug 2009	Apr 2008
Class M-10					
Avg. Life (yrs)	25.26	8.49	**4.29**	3.18	3.09
Window (mo)	261-329	60-141	**37- 72**	37- 46	37- 38
Expected Final Mat.	Jun 2032	Oct 2016	**Jan 2011**	Nov 2008	Mar 2008

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memo randum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1					
Avg. Life (yrs)	19.87	6.17	**3.27**	2.11	1.43
Window (mo)	1-358	1-327	**1-217**	1-151	1-109
Expected Final Mat.	Nov 2034	Apr 2032	**Feb 2023**	Aug 2017	Feb 2014
Class A-2					
Avg. Life (yrs)	13.22	1.78	**1.00**	0.73	0.59
Window (mo)	1-227	1- 42	**1- 22**	1- 15	1- 12
Expected Final Mat.	Dec 2023	Jul 2008	**Nov 2006**	Apr 2006	Jan 2006
Class A-3					
Avg. Life (yrs)	22.67	5.98	**3.00**	1.89	1.40
Window (mo)	227-316	42-117	**22- 58**	15- 32	12- 23
Expected Final Mat.	May 2031	Oct 2014	**Nov 2009**	Sep 2007	Dec 2006
Class A-4					
Avg. Life (yrs)	28.16	14.97	**8.12**	5.11	3.08
Window (mo)	316-358	117-327	**58-217**	32-151	23-109
Expected Final Mat.	Nov 2034	Apr 2032	**Feb 2023**	Aug 2017	Feb 2014
Class M-1					
Avg. Life (yrs)	26.13	10.89	**5.78**	4.34	4.65
Window (mo)	261-355	60-268	**38-158**	42-103	51- 73
Expected Final Mat.	Aug 2034	May 2027	**Mar 2018**	Aug 2013	Feb 2011
Class M-2					
Avg. Life (yrs)	26.13	10.83	**5.73**	4.23	4.14
Window (mo)	261-354	60-255	**38-148**	41- 96	46- 68
Expected Final Mat.	Jul 2034	Apr 2026	**May 2017**	Jan 2013	Sep 2010
Class M-3					
Avg. Life (yrs)	26.12	10.76	**5.67**	4.13	3.89
Window (mo)	261-353	60-242	**37-138**	40- 89	44- 63
Expected Final Mat.	Jun 2034	Mar 2025	**Jul 2016**	Jun 2012	Apr 2010

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-4					
Avg. Life (yrs)	26.11	10.69	**5.61**	4.07	3.75
Window (mo)	261-352	60-232	**37-131**	39- 84	42- 59
Expected Final Mat.	May 2034	May 2024	**Dec 2015**	Jan 2012	Dec 2009
Class M-5					
Avg. Life (yrs)	26.10	10.59	**5.55**	4.01	3.62
Window (mo)	261-351	60-221	**37-124**	39- 79	41- 56
Expected Final Mat.	Apr 2034	Jun 2023	**May 2015**	Aug 2011	Sep 2009
Class M-6					
Avg. Life (yrs)	26.08	10.46	**5.47**	3.92	3.51
Window (mo)	261-349	60-210	**37-117**	38- 74	40- 52
Expected Final Mat.	Feb 2034	Jul 2022	**Oct 2014**	Mar 2011	May 2009
Class M-7					
Avg. Life (yrs)	26.04	10.27	**5.34**	3.83	3.39
Window (mo)	261-347	60-196	**37-107**	38- 68	39- 48
Expected Final Mat.	Dec 2033	May 2021	**Dec 2013**	Sep 2010	Jan 2009
Class M-8					
Avg. Life (yrs)	25.98	10.06	**5.17**	3.72	3.28
Window (mo)	261-343	60-180	**37- 97**	37- 62	38- 44
Expected Final Mat.	Aug 2033	Jan 2020	**Feb 2013**	Mar 2010	Sep 2008
Class M-9					
Avg. Life (yrs)	25.83	9.62	**4.90**	3.51	3.15
Window (mo)	261-338	60-167	**37- 86**	37- 55	38- 39
Expected Final Mat.	Mar 2033	Dec 2018	**Mar 2012**	Aug 2009	Apr 2008
Class M-10					
Avg. Life (yrs)	25.26	8.49	**4.29**	3.18	3.09
Window (mo)	261-329	60-141	**37- 72**	37- 46	37- 38
Expected Final Mat.	Jun 2032	Oct 2016	**Jan 2011**	Nov 2008	Mar 2008

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap - Static Indices

Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)
1	6.95	33	6.15	65	5.98
2	6.21	34	5.95	66	6.18
3	5.61	35	6.14	67	5.98
4	5.80	36	5.95	68	5.98
5	5.63	37	5.95	69	6.18
6	5.82	38	6.36	70	5.99
7	5.64	39	5.95	71	6.19
8	5.64	40	6.15	72	5.99
9	5.83	41	5.96	73	6.00
10	5.64	42	6.16	74	6.64
11	5.83	43	5.96	75	6.00
12	5.65	44	5.96	76	6.20
13	5.65	45	6.16	77	6.01
14	6.26	46	5.97	78	6.21
15	5.66	47	6.17	79	6.01
16	5.85	48	5.97	80	6.01
17	5.66	49	5.97	81	6.22
18	5.85	50	6.62	82	6.02
19	5.67	51	5.98	83	6.22
20	5.67	52	6.18	84	6.02
21	5.87	53	5.98	85	6.02
22	5.75	54	6.18	86	6.44
23	6.03	55	5.99	87	6.03
24	5.93	56	5.99	88	6.23
25	5.93	57	6.19	89	6.03
26	6.57	58	5.99	90	6.24
27	5.94	59	6.16	91	6.04
28	6.14	60	5.96	92	6.04
29	5.94	61	5.97	93	6.25
30	6.14	62	6.61	94	6.05
31	5.95	63	5.97	95	6.25
32	5.95	64	6.17	96	6.05

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 2.50%; 6-Month Libor; 2.9025%
3. Fees include the Master Servicing Fee, the respective Servicer Fees and the Mortgage Insurance Policy Premium for those loans covered under the Policy

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap - Indices @ 20%

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	9.75	10.00	33	9.75	10.00	65	9.75	10.00
2	9.75	10.00	34	9.75	10.00	66	9.75	10.00
3	9.75	10.00	35	9.75	10.00	67	9.75	10.00
4	9.75	10.00	36	9.75	10.00	68	9.75	10.00
5	9.75	10.00	37	9.75	10.00	69	9.75	10.00
6	9.75	10.00	38	9.75	10.00	70	9.75	9.99
7	9.75	10.00	39	9.74	9.99	71	9.75	10.00
8	9.75	10.00	40	9.75	10.00	72	9.75	10.00
9	9.75	10.00	41	9.75	10.00	73	9.75	10.00
10	9.75	10.00	42	9.74	9.99	74	9.75	10.00
11	9.74	10.00	43	9.75	10.00	75	9.74	9.99
12	9.75	10.00	44	9.75	10.00	76	9.75	9.99
13	9.75	10.00	45	9.75	10.00	77	9.75	10.00
14	9.75	10.00	46	9.75	10.00	78	9.75	10.00
15	9.75	10.00	47	9.74	9.99	79	9.74	9.99
16	9.75	10.00	48	9.75	10.00	80	9.75	10.00
17	9.75	10.00	49	9.75	10.00	81	9.75	10.00
18	9.75	10.00	50	9.75	10.00	82	9.74	9.99
19	9.75	10.00	51	9.75	10.00	83	9.74	9.99
20	9.75	10.00	52	9.75	10.00	84	9.75	10.00
21	9.75	10.00	53	9.75	10.00	85	9.75	9.99
22	9.75	10.00	54	9.75	10.00	86	9.74	9.99
23	9.75	10.00	55	9.75	10.00	87	9.74	9.99
24	9.75	10.00	56	9.75	10.00	88	9.75	9.99
25	9.75	10.00	57	9.75	10.00	89	9.74	9.99
26	9.75	10.00	58	9.75	10.00	90	9.75	10.00
27	9.75	10.00	59	9.75	10.00	91	9.75	9.99
28	9.75	10.00	60	9.75	10.00	92	9.74	9.99
29	9.75	10.00	61	9.74	9.99	93	9.75	9.99
30	9.75	10.00	62	9.89	10.00	94	9.75	9.99
31	9.75	10.00	63	9.75	10.00	95	9.74	9.99
32	9.75	10.00	64	9.75	10.00	96	8.55	8.55

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Master Servicing Fee, the respective Servicer Fees and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Proceeds from Interest Rate Caps Included

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Class A Interest Rate Cap Schedule

Period	Class A Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)	Period	Class A Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)
1	719,690,000	6.63	9.43	49	200,177,117	8.28	9.43
2	713,788,974	5.89	9.43	50	195,182,418	9.19	9.43
3	706,410,364	5.29	9.43	51	190,318,656	8.26	9.43
4	697,559,830	5.50	9.43	52	185,582,256	8.54	9.43
5	687,251,390	5.37	9.43	53	180,969,745	8.25	9.43
6	675,507,569	5.58	9.43	54	176,477,747	8.53	9.43
7	662,360,011	5.39	9.43	55	172,102,980	8.23	9.43
8	647,848,299	5.39	9.43	56	167,842,254	8.22	9.43
9	632,021,374	5.58	9.43	57	163,692,469	8.50	9.43
10	614,943,018	5.40	9.43	58	159,650,607	8.22	9.43
11	596,899,770	5.63	9.43	59	155,706,767	8.89	9.43
12	579,003,069	5.44	9.43	60	151,863,744	8.64	9.43
13	561,585,963	5.45	9.43	61	148,120,485	8.63	9.43
14	544,642,496	6.07	9.43	62	144,474,357	9.43	9.43
15	528,159,399	5.45	9.43	63	140,922,727	8.60	9.43
16	512,123,787	5.66	9.43	64	137,463,037	8.89	9.43
17	496,523,138	5.49	9.43	65	134,092,798	8.60	9.43
18	481,345,292	5.70	9.43	66	130,809,592	8.88	9.43
19	466,578,431	5.51	9.43	67	127,611,069	8.57	9.43
20	452,211,078	5.51	9.43	68	124,494,944	8.56	9.43
21	438,232,092	5.71	9.43	69	121,458,995	8.84	9.43
22	424,630,835	5.74	9.43	70	118,501,064	8.54	9.43
23	411,399,863	6.76	9.43	71	115,619,051	8.82	9.43
24	398,524,995	6.77	9.43	72	112,810,915	8.51	9.43
25	386,002,669	6.77	9.43	73	110,074,672	8.50	9.43
26	373,817,130	7.53	9.43	74	107,408,394	9.43	9.43
27	361,958,916	6.77	9.43	75	104,810,204	8.48	9.43
28	350,418,936	7.09	9.43	76	102,278,280	8.76	9.43
29	339,188,360	7.12	9.43	77	99,810,849	8.45	9.43
30	328,258,605	7.45	9.43	78	97,406,187	8.73	9.43
31	317,621,335	7.20	9.43	79	95,062,619	8.43	9.43
32	307,268,448	7.19	9.43	80	92,778,515	8.41	9.43
33	297,192,072	7.44	9.43	81	90,552,291	8.69	9.43
34	287,384,560	7.29	9.43	82	88,382,406	8.39	9.43
35	277,838,130	7.97	9.43	83	86,267,362	8.68	9.43
36	268,545,070	7.84	9.43	84	84,205,611	8.38	9.43
37	259,499,554	7.84	9.43	85	82,195,838	8.37	9.43
38	259,499,554	8.39	9.43	86	80,236,660	8.96	9.43
39	258,189,886	7.83	9.43	87	78,326,738	8.35	9.43
40	251,664,931	8.17	9.43	88	76,464,768	8.62	9.43
41	245,312,869	8.14	9.43	89	74,649,485	8.32	9.43
42	239,128,947	8.52	9.43	90	72,879,655	8.59	9.43
43	233,108,541	8.22	9.43	91	71,154,081	8.29	9.43
44	227,247,161	8.21	9.43	92	69,471,598	8.28	9.43
45	221,540,442	8.49	9.43	93	67,831,071	8.55	9.43
46	215,984,143	8.23	9.43	94	66,231,398	8.25	9.43
47	210,574,141	8.57	9.43	95	64,671,507	8.53	9.43
48	205,306,430	8.29	9.43				

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Class M Interest Rate Cap Schedule

Period	Class M Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)	Period	Class M Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)
1	81,985,000	5.97	9.02	49	51,765,783	7.62	9.02
2	81,985,000	5.23	9.02	50	50,373,384	8.53	9.02
3	81,985,000	4.63	9.02	51	49,017,487	7.60	9.02
4	81,985,000	4.84	9.02	52	47,697,096	7.88	9.02
5	81,985,000	4.71	9.02	53	46,411,241	7.59	9.02
6	81,985,000	4.92	9.02	54	45,158,983	7.87	9.02
7	81,985,000	4.73	9.02	55	43,939,405	7.57	9.02
8	81,985,000	4.73	9.02	56	42,751,620	7.56	9.02
9	81,985,000	4.92	9.02	57	41,594,762	7.84	9.02
10	81,985,000	4.74	9.02	58	40,467,990	7.56	9.02
11	81,985,000	4.97	9.02	59	39,368,545	8.23	9.02
12	81,985,000	4.78	9.02	60	38,297,205	7.98	9.02
13	81,985,000	4.79	9.02	61	37,253,676	7.97	9.02
14	81,985,000	5.41	9.02	62	36,237,225	8.91	9.02
15	81,985,000	4.79	9.02	63	35,247,118	7.94	9.02
16	81,985,000	5.00	9.02	64	34,282,642	8.23	9.02
17	81,985,000	4.83	9.02	65	33,343,102	7.94	9.02
18	81,985,000	5.04	9.02	66	32,427,825	8.22	9.02
19	81,985,000	4.85	9.02	67	31,536,156	7.91	9.02
20	81,985,000	4.85	9.02	68	30,667,457	7.90	9.02
21	81,985,000	5.05	9.02	69	29,821,109	8.18	9.02
22	81,985,000	5.08	9.02	70	28,996,511	7.88	9.02
23	81,985,000	6.10	9.02	71	28,193,076	8.16	9.02
24	81,985,000	6.11	9.02	72	27,410,237	7.85	9.02
25	81,985,000	6.11	9.02	73	26,647,440	7.84	9.02
26	81,985,000	6.87	9.02	74	25,904,147	8.77	9.02
27	81,985,000	6.11	9.02	75	25,179,836	7.82	9.02
28	81,985,000	6.43	9.02	76	24,473,998	8.10	9.02
29	81,985,000	6.46	9.02	77	23,786,139	7.79	9.02
30	81,985,000	6.79	9.02	78	23,115,778	8.07	9.02
31	81,985,000	6.54	9.02	79	22,462,449	7.77	9.02
32	81,985,000	6.53	9.02	80	21,825,697	7.75	9.02
33	81,985,000	6.78	9.02	81	21,205,081	8.03	9.02
34	81,985,000	6.63	9.02	82	20,600,170	7.73	9.02
35	81,985,000	7.31	9.02	83	20,010,548	8.02	9.02
36	81,985,000	7.18	9.02	84	19,435,783	7.72	9.02
37	81,985,000	7.18	9.02	85	18,875,507	7.71	9.02
38	74,156,949	7.73	9.02	86	18,329,337	8.30	9.02
39	67,023,897	7.17	9.02	87	17,796,898	7.69	9.02
40	65,330,074	7.51	9.02	88	17,277,826	7.96	9.02
41	63,681,133	7.48	9.02	89	16,771,770	7.66	9.02
42	62,075,840	7.86	9.02	90	16,278,385	7.93	9.02
43	60,512,994	7.56	9.02	91	15,797,338	7.63	9.02
44	58,991,429	7.55	9.02	92	15,328,303	7.62	9.02
45	57,510,014	7.83	9.02	93	14,870,964	7.89	9.02
46	56,067,645	7.57	9.02	94	14,425,015	7.59	9.02
47	54,663,255	7.91	9.02	95	13,990,156	7.87	9.02
48	53,195,710	7.63	9.02				

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different a ssumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memo randum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	3.42	33	3.21	65	3.15
2	3.14	34	3.11	66	3.25
3	2.85	35	3.20	67	3.16
4	2.96	36	3.10	68	3.17
5	2.88	37	3.10	69	3.27
6	2.98	38	3.31	70	3.18
7	2.88	39	3.12	71	3.28
8	2.88	40	3.21	72	3.19
9	2.97	41	3.12	73	3.19
10	2.88	42	3.22	74	3.49
11	2.97	43	3.12	75	3.21
12	2.88	44	3.12	76	3.31
13	2.88	45	3.22	77	3.22
14	3.16	46	3.12	78	3.32
15	2.88	47	3.22	79	3.23
16	2.97	48	3.13	80	3.24
17	2.87	49	3.13	81	3.34
18	2.97	50	3.43	82	3.25
19	2.87	51	3.13	83	3.35
20	2.87	52	3.23	84	3.26
21	2.97	53	3.14	85	3.27
22	2.95	54	3.24	86	3.47
23	3.12	55	3.14	87	3.28
24	3.12	56	3.15	88	3.38
25	3.12	57	3.25	89	3.30
26	3.41	58	3.15	90	3.40
27	3.12	59	3.22	91	3.31
28	3.22	60	3.13	92	3.32
29	3.12	61	3.13	93	3.42
30	3.22	62	3.43	94	3.33
31	3.12	63	3.14	95	3.43
32	3.12	64	3.24		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 2.50%; 6-Month Libor; 2.9025%
3. Net WAC (30/360), Bond WAC (ACT/360), Excess (30/360)

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysis or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	3.42	33	2.12	65	1.95
2	2.90	34	1.96	66	2.12
3	2.49	35	2.20	67	1.93
4	2.51	36	2.07	68	1.92
5	2.32	37	2.06	69	2.08
6	2.32	38	2.36	70	1.90
7	2.09	39	2.03	71	2.09
8	2.00	40	2.18	72	1.91
9	2.04	41	2.03	73	1.90
10	1.83	42	2.18	74	2.41
11	1.92	43	2.00	75	1.87
12	1.72	44	1.98	76	2.04
13	1.65	45	2.11	77	1.89
14	2.04	46	1.93	78	2.06
15	1.60	47	2.12	79	1.87
16	1.71	48	1.95	80	1.86
17	1.54	49	1.93	81	2.03
18	1.65	50	2.41	82	1.85
19	1.47	51	1.90	83	2.04
20	1.45	52	2.05	84	1.87
21	1.57	53	1.90	85	1.86
22	1.58	54	2.06	86	2.20
23	2.08	55	1.87	87	1.84
24	2.09	56	1.85	88	2.02
25	2.08	57	2.00	89	1.85
26	2.50	58	1.83	90	2.03
27	2.03	59	2.14	91	1.85
28	2.17	60	1.98	92	1.84
29	2.03	61	1.97	93	2.01
30	2.19	62	2.46	94	1.83
31	2.02	63	1.94	95	2.02
32	1.99	64	2.10	96	1.84

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices
3. Net WAC (30/360), Bond WAC (ACT/360), Excess (30/360)

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

OPTEUM 2005-1 BREAK-EVEN ANALYSIS

BREAKEVEN (1ST DOLLAR LOSS)

Forwards

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL (yrs.)
M-1	11.88	12.72	11.34
M-2	9.97	11.13	12.59
M-3	8.82	10.11	14.16
M-4	7.90	9.25	15.05
M-5	7.10	8.48	15.65
M-6	6.33	7.70	16.11
M-7	5.67	7.01	16.73
M-8	5.13	6.43	17.36
M-9	4.63	5.88	17.49
M-10	4.24	5.44	17.63

Assumptions

1. Stepdown fail
2. 40% loss severity
3. 6 month lag
4. 1st dollar loss
5. Run at Pricing Speed
7. P&I Advance
8. Forward Curves as of 01/18/2005
9. Proceeds from the Interest Rate Cap Agreements Included
10. Certificates purchased at par

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,689	
Total Outstanding Loan Principle Balance		$807,733,717	
Average Outstanding Loan Principal Balance		$218,957	$9,990 - $1,725,000
WA Coupon		6.114%	3.625% - 13.000%
WA Remaining Term (mo.)		349	167 - 360
WA Combined LTV		77.63%	14.69% - 100.00%
WA FICO*		689	529 – 814
WA Seasoning (mo.)		2	0 - 13
Interest Only Loans		62.53%	
1st Liens		95.97%	
2nd Liens		4.03%	
Simultaneous 2nd Liens		43.38%	
Loan Type			
ARM		74.01%	
Fixed		25.99%	
Geographic Distribution			
	CA	52.99%	
	GA	9. 48%	
	NJ	5.98%	
ARM Characteristics			
Gross Margin		3.352%	2.250% - 8.450%
Initial Periodic Cap		3.331%	1.000% - 6.750%
Subsequent Periodic Cap		1.003%	1.000% - 6.000%
Lifetime Maximum Rate		11.632%	8.750% - 18.500%
Lifetime Minimum Rate		3.391%	2.250% - 9.000%

*Zero Values Excluded

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES - TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	102	$2,518,405.00	0.31%	$24,690.25	10.313%	94.67%	710	N/A
25,000.01 - 50,000.00	281	10,301,053.00	1.27	36,658.55	9.798	94.44	685	0.44
50,000.01 - 75,000.00	234	14,764,347.00	1.83	63,095.50	8.641	86.64	687	12.15
75,000.01 - 100,000.00	244	21,746,517.00	2.69	89,125.07	7.428	80.43	690	38.22
100,000.01 - 125,000.00	289	32,822,237.00	4.06	113,571.75	6.442	78.15	690	58.96
125,000.01 - 150,000.00	326	44,963,188.00	5.56	137,923.89	6.258	78.24	688	56.09
150,000.01 - 175,000.00	267	43,261,291.00	5.35	162,027.31	6.204	78.67	688	58.03
175,000.01 - 200,000.00	259	48,552,233.00	6.01	187,460.36	6.174	76.57	683	61.63
200,000.01 - 225,000.00	222	47,655,460.00	5.90	214,664.23	5.945	77.28	686	56.74
225,000.01 - 250,000.00	199	47,213,544.00	5.84	237,253.99	5.978	77.16	686	63.23
250,000.01 - 275,000.00	195	51,300,965.00	6.35	263,081.87	5.919	78.39	691	66.13
275,000.01 - 300,000.00	194	55,917,485.00	6.92	288,234.46	5.869	77.48	691	65.83
300,000.01 - 325,000.00	119	37,274,685.00	4.61	313,232.65	5.900	79.30	686	65.52
325,000.01 - 359,650.00	160	54,369,937.00	6.73	339,812.11	5.803	78.08	696	73.18
359,650.01 - 500,000.00	394	163,386,693.00	20.21	414,687.04	5.872	77.17	686	65.97
500,000.01 -1,000,000.00	201	128,122,662.00	15.85	637,426.18	5.848	74.63	694	72.41
>1,000,000.00	3	4,130,000.00	0.51	1,376,666.67	5.866	61.73	699	71.67
Total:	**3,689**	**$808,300,702.00**	**100.00%**	**$219,111.06**	**6.115%**	**77.63%**	**689**	**62.49%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	103	$2,540,993.13	0.31%	$24,669.84	10.314%	94.70%	710	N/A
25,000.01 - 50,000.00	281	10,312,081.01	1.28	36,697.80	9.783	94.07	685	0.44
50,000.01 - 75,000.00	235	14,844,228.13	1.84	63,166.93	8.631	86.59	687	12.08
75,000.01 - 100,000.00	242	21,577,737.79	2.67	89,164.21	7.431	80.59	690	38.52
100,000.01 - 125,000.00	289	32,795,767.10	4.06	113,480.16	6.442	78.16	690	59.01
125,000.01 - 150,000.00	326	44,923,263.75	5.56	137,801.42	6.257	78.24	688	56.13
150,000.01 - 175,000.00	269	43,575,302.41	5.39	161,989.97	6.207	78.67	688	57.61
175,000.01 - 200,000.00	257	48,169,067.86	5.96	187,428.28	6.169	76.55	684	62.12
200,000.01 - 225,000.00	222	47,619,807.74	5.90	214,503.64	5.945	77.28	686	56.79
225,000.01 - 250,000.00	200	47,430,784.67	5.87	237,153.92	5.988	77.23	686	62.94
250,000.01 - 275,000.00	194	51,019,807.76	6.32	262,988.70	5.909	78.33	691	66.49
275,000.01 - 300,000.00	194	55,880,951.34	6.92	288,046.14	5.869	77.48	691	65.88
300,000.01 - 325,000.00	122	38,223,760.98	4.73	313,309.52	5.909	79.30	686	63.89
325,000.01 - 359,650.00	164	55,880,698.94	6.92	340,735.97	5.817	78.09	694	71.21
359,650.01 - 500,000.00	387	160,763,701.93	19.90	415,410.08	5.865	77.14	686	67.05
500,000.01 -1,000,000.00	201	128,048,097.47	15.85	637,055.21	5.848	74.63	694	72.45
>1,000,000.00	3	4,127,664.70	0.51	1,375,888.23	5.866	61.73	699	71.71
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. *The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results.* You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	3	$986,500.00	0.12%	$328,833.33	3.740%	59.52%	702	100.00 %
4.000 - 4.499	72	20,601,076.58	2.55	286,126.06	4.223	71.32	702	98.20
4.500 - 4.999	245	66,009,113.47	8.17	269,424.95	4.748	73.76	703	90.18
5.000 - 5.499	454	123,092,072.63	15.24	271,127.91	5.217	75.32	702	89.48
5.500 - 5.999	772	209,264,636.54	25.91	271,068.18	5.710	75.19	692	72.92
6.000 - 6.499	632	162,356,672.72	20.10	256,893.47	6.190	75.69	688	53.77
6.500 - 6.999	490	107,010,523.28	13.25	218,388.82	6.697	80.98	678	44.14
7.000 - 7.499	226	50,327,918.60	6.23	222,689.91	7.206	82.81	670	37.40
7.500 - 7.999	161	28,014,192.87	3.47	174,001.20	7.680	85.78	664	22.34
8.000 - 8.499	54	6,454,254.55	0.80	119,523.23	8.185	90.46	667	19.22
8.500 - 8.999	65	5,428,019.52	0.67	83,507.99	8.662	89.54	685	3.66
9.000 - 9.499	63	3,423,923.83	0.42	54,348.00	9.145	94.59	689	7.49
9.500 - 9.999	121	5,884,844.20	0.73	48,635.08	9.648	95.95	682	5.25
10.000 - 10.499	81	4,398,242.25	0.54	54,299.29	10.104	96.62	689	N/A
10.500 - 10.999	78	4,842,261.96	0.60	62,080.28	10.636	96.17	685	N/A
11.000 - 11.499	46	2,202,812.30	0.27	47,887.22	11.027	96.65	683	N/A
11.500 - 11.999	37	2,336,386.53	0.29	63,145.58	11.622	96.91	666	N/A
12.000 - 12.499	34	2,522,306.31	0.31	74,185.48	12.067	96.39	673	N/A
12.500 - 12.999	43	1,964,638.75	0.24	45,689.27	12.510	95.39	679	N/A
13.000 - 13.499	12	613,319.82	0.08	51,109.99	13.000	98.50	669	N/A
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	647	$40,633,249.35	5.03%	$62,802.55	9.376%	89.06%	689	0.23%
181 - 240	13	2,536,724.68	0.31	195,132.67	6.029	57.92	673	N/A
241 - 360	3,029	764,563,742.68	94.66	252,414.57	5.941	77.09	689	66.05
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	647	$40,633,249.35	5.03%	$62,802.55	9.376%	89.06%	689	0.23%
181 - 240	13	2,536,724.68	0.31	195,132.67	6.029	57.92	673	N/A
301 - 360	3,029	764,563,742.68	94.66	252,414.57	5.941	77.09	689	66.05
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	3,678	$806,396,222.41	99.83%	$219,248.57	6.114%	77.64%	689	62.60%
7 - 12	8	$928,100.13	0.11	116,012.52	6.309	76.13	716	33.65
13 - 18	3	409,394.17	0.05	136,464.72	6.660	72.49	664	N/A
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	8	$660,261.72	0.08%	$82,532.72	5.734%	19.43%	704	26.50%
25.01 - 30.00	8	1,392,811.56	0.17	174,101.45	5.519	29.10	706	48.82
30.01 - 35.00	10	1,447,014.86	0.18	144,701.49	5.807	31.98	690	26.92
35.01 - 40.00	21	3,780,305.26	0.47	180,014.54	5.795	38.10	705	30.38
40.01 - 45.00	28	6,173,813.27	0.76	220,493.33	5.891	42.84	698	30.13
45.01 - 50.00	36	8,149,397.83	1.01	226,372.16	5.799	47.47	716	31.27
50.01 - 55.00	47	11,726,411.58	1.45	249,498.12	5.750	53.28	696	35.32
55.01 - 60.00	106	27,737,746.75	3.43	261,676.86	5.714	58.25	684	51.82
60.01 - 65.00	110	36,445,291.13	4.51	331,320.83	5.645	63.52	686	59.83
65.01 - 70.00	339	86,308,958.20	10.69	254,598.70	5.486	69.21	692	75.64
70.01 - 75.00	176	43,130,272.62	5.34	245,058.37	5.992	73.80	695	61.76
75.01 - 80.00	1716	448,205,936.48	55.49	261,192.27	5.868	79.75	692	75.55
80.01 - 85.00	45	9,429,454.88	1.17	209,543.44	6.740	84.22	648	30.65
85.01 - 90.00	333	54,005,066.36	6.69	162,177.38	7.187	89.70	664	29.04
90.01 - 95.00	324	36,778,749.06	4.55	113,514.66	7.799	94.75	675	24.17
95.01 - 100.00	382	32,362,225.15	4.01	84,717.87	8.694	99.84	695	N/A
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	2792	$655,959,934.82	81.21%	$ 234,942.67	6.045%	77.91%	686	62.13%
Investor	745	122,788,926.00	15.20	164,817.35	6.442	76.41	702	63.39
Second Home	152	28,984,855.89	3.59	190,689.84	6.308	76.48	705	68.04
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or consitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Single Family	2082	$471,059,916.83	58.32%	$226,253.56	6.121%	77.74%	686	59.69%
PUD	979	196,149,148.83	24.28	200,356.64	6.012	77.68	694	73.08
Condominium	351	71,040,390.11	8.80	202,394.27	6.002	78.70	695	73.69
2-4 Family	276	69,415,367.48	8.59	251,504.95	6.477	75.62	690	40.68
Manufactured	1	68,893.46	0.01	68,893.46	6.125	88.60	600	N/A
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	2386	$476,073,375.77	58.94%	$199,527.82	6.168%	80.56%	699	68.23%
Cashout Refinance	1136	290,612,115.26	35.98	255,820.52	6.068	73.51	673	53.57
Rate/Term Refinance	167	41,048,225.68	5.08	245,797.76	5.824	72.86	690	59.95
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Stated Income	2,306	$524,004,845.08	64.87%	$227,235.41	6.149%	78.28%	688	65.68%
Full Documentation	719	135,124,773.21	16.73	187,934.32	5.869	77.76	692	63.12
No Documentation	320	71,884,217.68	8.90	224,638.18	6.127	69.86	695	53.72
No Income, Verified Assets	246	56,168,820.15	6.95	228,328.54	6.170	77.36	691	65.70
Reduced Documentation	98	20,551,060.59	2.54	209,704.70	6.656	88.14	670	0.56
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1/6 Arm	1	$384,000.00	0.05%	$384,000.00	5.250%	80.00%	769	100.00 %
2/6 Arm	1408	366,101,897.23	45.32	260,015.55	5.862	79.55	682	70.88
3/6 Arm	357	82,635,056.61	10.23	231,470.75	5.648	75.70	691	87.83
5/6 Arm	377	101,693,278.66	12.59	269,743.44	5.884	76.00	698	76.87
6M Arm	123	39,150,589.39	4.85	318,297.47	5.507	76.47	694	77.72
7/6 Arm	17	5,201,261.42	0.64	305,956.55	5.469	74.80	727	87.14
10/6 Arm	8	2,673,550.00	0.33	334,193.75	5.606	76.27	744	100.00
Fixed Rate	1,398	209,894,083.40	25.99	150,138.83	6.987	76.13	693	27.07
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,291	$597,839,633.31	74.01%	$260,951.39	5.808%	78.16%	688	74.98%
Fixed Rate	1398	209,894,083.40	25.99	150,138.83	6.987	76.13	693	27.07
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1466	$428,053,415.42	52.99%	$291,987.32	5.903%	76.19%	692	70.52%
Georgia	561	76,582,470.89	9.48	136,510.64	6.032	80.33	698	68.95
New Jersey	200	48,332,428.03	5.98	241,662.14	6.609	77.40	670	43.78
Other	327	48,162,280.59	5.96	147,285.26	6.580	82.43	685	45.89
Florida	244	37,882,925.06	4.69	155,257.89	6.571	78.19	691	65.84
Nevada	132	30,622,406.03	3.79	231,987.92	5.689	74.31	697	84.81
New York	119	30,191,078.94	3.74	253,706.55	6.469	76.03	670	29.69
Arizona	131	17,662,485.43	2.19	134,828.13	6.188	80.31	687	69.99
Connecticut	77	15,472,103.13	1.92	200,936.40	6.352	78.05	681	25.47
Colorado	82	14,112,773.19	1.75	172,106.99	6.102	79.77	688	64.73
Pennsylvania	84	11,086,866.61	1.37	131,986.51	6.824	81.69	664	21.81
Washington	63	11,095,764.44	1.37	176,123.25	6.163	81.42	696	71.96
Massachusetts	48	12,119,594.63	1.50	252,491.55	6.099	76.03	678	38.83
Texas	81	9,179,134.36	1.14	113,322.65	6.869	82.49	689	28.85
Illinois	41	8,635,943.17	1.07	210,632.76	7.358	85.96	680	4.31
Maryland	33	8,542,046.79	1.06	258,849.90	6.703	83.76	684	43.83
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	1091	$224,687,312.42	27.82%	$205,946.21	6.544%	79.75%	685	43.54%
6	258	24,206,277.42	3.00	93,822.78	8.082	87.66	679	22.51
12	329	85,556,874.47	10.59	260,051.29	6.043	75.59	693	59.59
24	1104	272,685,552.06	33.76	246,997.78	5.739	77.52	688	78.58
36	744	156,210,213.14	19.34	209,959.96	5.952	75.30	691	70.14
48	1	166,619.00	0.02	166,619.00	5.000	80.00	763	100.00
60	162	44,220,868.20	5.47	272,968.32	5.886	74.26	710	60.68
Total:	**3,689**	**$807,733,716.71**	**100.00%**	**$218,957.36**	**6.114%**	**77.63%**	**689**	**62.53%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
526 - 550	1	$121,457.53	0.02%	$121,457.53	6.875%	96.42%	529	N/A
576 - 600	52	11,391,480.37	1.41	219,066.93	6.974	78.98	588	12.42
601 - 625	210	46,526,144.97	5.76	221,553.07	6.560	80.29	617	36.90
626 - 650	585	128,562,563.94	15.92	219,765.07	6.300	77.07	638	61.00
651 - 675	747	161,823,173.35	20.03	216,630.75	6.195	78.20	664	61.19
676 - 700	714	154,393,112.16	19.11	216,236.85	6.077	78.55	687	66.32
701 - 725	534	116,728,316.80	14.45	218,592.35	5.988	77.27	712	67.55
726 - 750	409	90,262,896.61	11.17	220,691.68	5.943	77.76	738	63.26
751 - 775	277	59,090,822.26	7.32	213,324.27	5.826	75.44	763	75.74
776 - 800	134	31,812,846.82	3.94	237,409.30	5.742	73.63	784	63.93
801 - 825	26	7,020,901.90	0.87	270,034.69	5.739	75.46	805	80.39
Total:	3,689	$807,733,716.71	100.00%	$218,957.36	6.114%	77.63%	689	62.53%

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2.000 - 2.499	418	$115,118,529.97	19.26%	$275,403.18	5.604%	75.76%	698	82.58%
2.500 - 2.999	750	198,507,590.91	33.20	264,676.79	5.518	77.99	691	92.13
3.000 - 3.499	428	113,394,753.21	18.97	264,941.01	5.589	76.42	707	93.88
3.500 - 3.999	262	76,369,326.22	12.77	291,485.98	5.879	74.68	675	66.70
4.000 - 4.499	20	4,562,625.65	0.76	228,131.28	5.759	73.53	654	53.62
4.500 - 4.999	6	1,244,596.34	0.21	207,432.72	6.053	77.13	645	59.42
5.000 - 5.499	139	26,106,266.83	4.37	187,814.87	6.810	93.15	688	8.80
5.500 - 5.999	58	12,869,357.80	2.15	221,885.48	6.556	77.61	659	17.13
6.000 - 6.499	128	30,921,328.53	5.17	241,572.88	6.936	87.56	646	9.63
6.500 - 6.999	55	12,555,250.90	2.10	228,277.29	7.217	85.95	621	16.42
7.000 - 7.499	22	5,296,163.52	0.89	240,734.71	7.672	82.88	619	N/A
7.500 - 7.999	1	145,603.69	0.02	145,603.69	8.000	90.00	613	N/A
8.000 - 8.499	4	748,239.74	0.13	187,059.94	8.348	70.85	616	26.73
Total:	2,291	$597,839,633.31	100.00%	$260,951.39	5.808%	78.16%	688	74.98%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
March 2005	6	$1,620,687.28	0.27%	$270,114.55	5.807%	73.25%	704	83.41%
April 2005	42	14,150,000.56	2.37	336,904.78	5.569	75.66	707	87.02
May 2005	39	13,724,835.14	2.30	351,918.85	5.223	77.09	690	77.91
June 2005	33	8,955,066.41	1.50	271,365.65	5.769	77.58	677	59.96
July 2005	3	700,000.00	0.12	233,333.33	5.779	73.68	712	100.00
November 2005	1	384,000.00	0.06	384,000.00	5.250	80.00	769	100.00
July 2006	2	283,512.46	0.05	141,756.23	7.126	100.00	705	N/A
August 2006	4	969,113.08	0.16	242,278.27	6.465	88.62	662	46.23
September 2006	94	21,784,691.71	3.64	231,752.04	5.749	78.65	681	67.64
October 2006	345	84,227,351.04	14.09	244,137.25	6.166	82.99	688	51.55
November 2006	477	131,334,278.79	21.97	275,333.92	5.786	78.13	683	76.19
December 2006	376	102,282,840.15	17.11	272,028.83	5.757	78.99	678	81.08
January 2007	110	25,220,110.00	4.22	229,273.73	5.733	77.93	675	71.03
September 2007	3	407,700.00	0.07	135,900.00	5.982	77.41	663	100.00
October 2007	52	12,533,944.93	2.10	241,037.40	6.033	76.15	686	77.16
November 2007	149	38,104,574.55	6.37	255,735.40	5.575	76.23	694	89.30
December 2007	119	24,156,845.13	4.04	202,998.70	5.577	75.50	684	89.20
January 2008	34	7,431,992.00	1.24	218,588.00	5.590	72.80	705	93.21
March 2009	1	181,300.00	0.03	181,300.00	5.250	70.00	709	100.00
April 2009	1	133,676.44	0.02	133,676.44	5.625	79.41	741	N/A
July 2009	1	776,750.00	0.13	776,750.00	5.375	63.15	654	100.00
September 2009	10	3,362,501.44	0.56	336,250.14	5.989	77.02	691	74.11
October 2009	65	17,026,187.30	2.85	261,941.34	6.110	77.54	692	73.43
November 2009	183	51,632,665.84	8.64	282,145.71	5.881	75.65	700	76.21
December 2009	86	21,685,942.64	3.63	252,162.12	5.752	75.33	699	76.23
January 2010	30	6,894,255.00	1.15	229,808.50	5.787	78.05	703	91.99
October 2011	1	85,500.00	0.01	85,500.00	6.625	79.17	625	100.00
November 2011	9	2,935,819.14	0.49	326,202.13	5.635	73.12	725	82.68
December 2011	5	1,433,702.28	0.24	286,740.46	5.273	75.29	720	88.80
January 2012	2	746,240.00	0.12	373,120.00	5.063	80.00	757	100.00
November 2014	2	795,050.00	0.13	397,525.00	6.095	80.00	733	100.00
December 2014	3	898,550.00	0.15	299,516.67	5.292	79.99	761	100.00
January 2015	3	979,950.00	0.16	326,650.00	5.498	69.83	739	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
8.500 - 8.999	1	$400,000.00	0.07%	$400,000.00	3.750%	58.31%	733	100.00 %
9.000 - 9.499	4	995,300.00	0.17	248,825.00	4.325	71.92	725	100.00
9.500 - 9.999	41	11,124,971.00	1.86	271,340.76	4.691	72.55	697	71.74
10.000 - 10.499	197	50,776,766.85	8.49	257,750.09	4.842	72.94	700	90.65
10.500 - 10.999	479	127,025,221.66	21.25	265,188.35	5.283	75.33	699	89.74
11.000 - 11.499	451	120,401,844.70	20.14	266,966.40	5.474	76.64	698	90.80
11.500 - 11.999	411	110,664,364.79	18.51	269,256.36	5.812	78.31	684	84.32
12.000 - 12.499	219	60,790,937.17	10.17	277,584.19	6.255	79.50	678	63.71
12.500 - 12.999	177	44,052,292.93	7.37	248,883.01	6.688	82.94	662	41.64
13.000 - 13.499	117	28,576,282.52	4.78	244,241.73	7.138	82.98	660	33.74
13.500 - 13.999	102	22,569,891.95	3.78	221,273.45	7.479	87.82	661	19.31
14.000 - 14.499	35	6,985,478.51	1.17	199,585.10	7.703	94.18	674	14.88
14.500 - 14.999	26	4,627,237.43	0.77	177,970.67	8.020	94.39	683	1.87
15.000 - 15.499	8	1,168,865.32	0.20	146,108.17	8.576	97.06	692	21.94
15.500 - 15.999	3	352,578.03	0.06	117,526.01	9.656	91.23	652	87.68
17.000 - 17.499	3	1,202,355.84	0.20	400,785.28	5.277	80.00	718	39.26
17.500 - 17.999	7	2,670,347.64	0.45	381,478.23	5.863	80.00	678	67.05
18.000 - 18.499	9	3,195,168.43	0.53	355,018.71	6.150	77.64	710	38.06
18.500 - 18.999	1	259,728.54	0.04	259,728.54	5.750	80.00	673	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2.000 - 2.499	418	$115,118,529.97	19.26%	$275,403.18	5.604%	75.76%	698	82.58%
2.500 - 2.999	750	198,507,590.91	33.20	264,676.79	5.518	77.99	691	92.13
3.000 - 3.499	428	113,394,753.21	18.97	264,941.01	5.589	76.42	707	93.88
3.500 - 3.999	262	76,369,326.22	12.77	291,485.98	5.879	74.68	675	66.70
4.000 - 4.499	19	4,267,625.65	0.71	224,611.88	5.818	73.18	658	57.32
4.500 - 4.999	5	1,034,550.00	0.17	206,910.00	6.079	81.17	633	71.49
5.000 - 5.499	120	21,390,922.59	3.58	178,257.69	6.976	95.53	699	5.83
5.500 - 5.999	43	10,099,699.41	1.69	234,876.73	6.377	77.30	659	10.22
6.000 - 6.499	108	25,904,954.90	4.33	239,860.69	6.802	87.07	654	7.30
6.500 - 6.999	64	15,210,755.62	2.54	237,668.06	6.820	85.16	634	17.20
7.000 - 7.499	37	8,618,983.15	1.44	232,945.49	7.234	82.75	612	19.57
7.500 - 7.999	28	6,365,843.05	1.06	227,351.54	7.667	83.33	618	14.59
8.000 - 8.499	4	772,204.59	0.13	193,051.15	8.137	90.98	615	19.56
8.500 - 8.999	4	597,684.04	0.10	149,421.01	8.760	86.59	607	N/A
9.000 - 9.499	1	186,210.00	0.03	186,210.00	9.000	90.00	638	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	95	$29,613,680.81	4.95%	$311,722.96	5.363%	76.07%	695	83.37%
2.000	112	21,078,787.00	3.53	188,203.46	6.697	93.40	707	13.00
3.000	1653	425,069,379.16	71.10	257,150.26	5.749	77.92	684	78.55
4.000	3	527,533.58	0.09	175,844.53	6.211	79.80	668	45.54
5.000	328	86,210,192.62	14.42	262,835.95	5.846	76.36	699	80.51
6.000	98	34,761,815.70	5.81	354,712.41	6.272	78.04	689	49.78
2.500	1	318,515.90	0.05	318,515.90	5.625	80.00	689	N/A
6.750	1	259,728.54	0.04	259,728.54	5.750	80.00	673	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,289	$597,119,203.44	99.88%	$260,864.66	5.807%	78.16%	688	74.99%
2.000	1	488,650.00	0.08	488,650.00	6.625	80.00	710	100.00
6.000	1	231,779.87	0.04	231,779.87	6.250	80.00	675	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,291	
Total Outstanding Loan Principal Balance		$597,839,633	
Average Outstanding Loan Principal Balance		$260,951	$41,169 - $1,725,000
WA Coupon		5.808%	3.625% - 9.750%
WA Remaining Term (mo.)		358	350 - 360
WA Combined LTV		78.16%	19.27% - 100.00%
WA FICO*		688	580 – 814
WA Seasoning (mo.)		2	0 - 10
Interest Only Loans		74.98%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		48.85%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	56.24%	
	GA	8.47%	
	NJ	5.53%	
ARM Characteristics			
Gross Margin		3.352%	2.250% - 8.450%
Initial Periodic Cap		3.331%	1.000% - 6.750%
Subsequent Periodic Cap		1.003%	1.000% - 6.000%
Lifetime Maximum Rate		11.632%	8.750% - 18.500%
Lifetime Minimum Rate		3.391%	2.250% - 9.000%

*Zero Values Excluded

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or consitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
25,000.01 - 50,000.00	8	$363,975.00	0.06%	$45,496.88	7.344%	81.88%	649	N/A
50,000.01 - 75,000.00	49	3,171,471.00	0.53	64,723.90	6.542	73.87	683	44.74
75,000.01 - 100,000.00	111	9,901,021.00	1.66	89,198.39	6.221	77.73	691	65.86
100,000.01 - 125,000.00	176	20,071,186.00	3.36	114,040.83	5.969	78.16	685	74.92
125,000.01 - 150,000.00	223	30,773,781.00	5.14	137,999.02	5.923	80.47	688	70.80
150,000.01 - 175,000.00	189	30,613,893.00	5.12	161,978.27	5.884	79.76	688	70.41
175,000.01 - 200,000.00	180	33,629,601.00	5.62	186,831.12	5.917	77.49	682	74.51
200,000.01 - 225,000.00	175	37,559,534.00	6.28	214,625.91	5.790	78.99	687	66.90
225,000.01 - 250,000.00	164	38,881,721.00	6.50	237,083.66	5.862	78.00	685	69.48
250,000.01 - 275,000.00	147	38,678,693.00	6.47	263,120.36	5.716	78.97	692	73.51
275,000.01 - 300,000.00	165	47,489,990.00	7.94	287,818.12	5.796	78.60	692	73.17
300,000.01 - 325,000.00	105	32,895,385.00	5.50	313,289.38	5.842	80.55	687	71.41
325,000.01 - 359,650.00	135	45,862,337.00	7.67	339,721.01	5.711	78.95	694	79.43
359,650.01 - 500,000.00	304	125,675,498.00	21.01	413,406.24	5.754	78.39	683	76.06
500,000.01 -1,000,000.00	159	100,836,941.00	16.86	634,194.60	5.746	75.50	690	83.64
>1,000,000.00	1	1,725,000.00	0.29	1,725,000.00	5.500	59.48	680	100.00
Total:	**2,291**	**$598,130,027.00**	**100.00%**	**$261,078.14**	**5.808%**	**78.16%**	**688**	**74.95%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
25,000.01 - 50,000.00	8	$363,369.67	0.06%	$45,421.21	7.345%	81.88%	649	N/A
50,000.01 - 75,000.00	50	3,242,915.77	0.54	64,858.32	6.550	72.95	684	43.76
75,000.01 - 100,000.00	110	9,819,529.12	1.64	89,268.45	6.216	78.06	691	66.41
100,000.01 - 125,000.00	176	20,060,814.15	3.36	113,981.90	5.969	78.16	685	74.96
125,000.01 - 150,000.00	223	30,754,633.27	5.14	137,913.15	5.923	80.47	688	70.84
150,000.01 - 175,000.00	191	30,945,890.08	5.18	162,020.37	5.893	79.75	688	69.66
175,000.01 - 200,000.00	178	33,264,882.46	5.56	186,881.36	5.908	77.47	682	75.33
200,000.01 - 225,000.00	175	37,538,173.36	6.28	214,503.85	5.789	78.99	687	66.94
225,000.01 - 250,000.00	164	38,860,508.82	6.50	236,954.32	5.862	78.00	685	69.51
250,000.01 - 275,000.00	147	38,658,782.26	6.47	262,984.91	5.716	78.97	692	73.55
275,000.01 - 300,000.00	165	47,465,099.17	7.94	287,667.27	5.796	78.59	692	73.21
300,000.01 - 325,000.00	106	33,203,820.87	5.55	313,243.59	5.838	80.54	687	70.74
325,000.01 - 359,650.00	139	47,314,660.86	7.91	340,393.24	5.739	78.95	693	77.00
359,650.01 - 500,000.00	299	123,819,974.01	20.71	414,113.63	5.744	78.37	683	77.20
500,000.01 -1,000,000.00	159	100,801,579.44	16.86	633,972.20	5.746	75.49	690	83.67
>1,000,000.00	1	1,725,000.00	0.29	1,725,000.00	5.500	59.48	680	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. *You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of* the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	3	$986,500.00	0.17%	$328,833.33	3.740%	59.52%	702	100.00%
4.000 - 4.499	72	20,601,076.58	3.45	286,126.06	4.223	71.32	702	98.20
4.500 - 4.999	244	65,801,620.10	11.01	269,678.77	4.747	73.87	703	90.47
5.000 - 5.499	447	120,406,011.35	20.14	269,364.68	5.214	75.62	701	91.47
5.500 - 5.999	627	171,312,136.29	28.66	273,225.10	5.690	77.48	688	83.77
6.000 - 6.499	364	94,734,165.05	15.85	260,258.70	6.197	79.31	683	67.35
6.500 - 6.999	271	63,682,312.73	10.65	234,990.08	6.708	83.35	671	49.75
7.000 - 7.499	139	34,121,881.87	5.71	245,481.16	7.216	83.54	665	36.20
7.500 - 7.999	91	20,022,807.71	3.35	220,030.85	7.683	86.77	658	21.76
8.000 - 8.499	18	3,797,987.79	0.64	210,999.32	8.223	90.65	662	24.42
8.500 - 8.999	10	1,632,107.14	0.27	163,210.71	8.628	84.96	658	12.18
9.000 - 9.499	3	431,876.70	0.07	143,958.90	9.067	92.03	646	59.37
9.500 - 9.999	2	309,150.00	0.05	154,575.00	9.750	90.00	646	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
241 - 360	2,291	$597,839,633.31	100.00%	$260,951.39	5.808%	78.16%	688	74.98%
Total:	**2,291**	**$597,839,633.31**	100.00%	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
301 - 360	2,291	$597,839,633.31	100.00%	$260,951.39	5.808%	78.16%	688	74.98%
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	2,288	$597,393,656.87	99.93%	$261,098.63	5.808%	78.16%	688	74.99%
7 - 12	3	445,976.44	0.07	148,658.81	5.399	75.72	719	70.03
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	1	$105,000.00	0.02%	$105,000.00	4.125%	19.27%	631	100.00%
25.01 - 30.00	3	804,750.50	0.13	268,250.17	5.192	29.49	688	84.50
30.01 - 35.00	4	483,560.88	0.08	120,890.22	5.529	32.28	676	59.56
35.01 - 40.00	7	1,206,791.66	0.20	172,398.81	5.394	38.49	714	67.91
40.01 - 45.00	8	2,125,525.49	0.36	265,690.69	5.583	43.50	675	62.57
45.01 - 50.00	19	4,472,928.52	0.75	235,417.29	5.476	47.39	719	39.65
50.01 - 55.00	22	5,502,915.01	0.92	250,132.50	5.390	53.76	698	53.04
55.01 - 60.00	51	14,856,718.53	2.49	291,308.21	5.367	58.30	681	77.79
60.01 - 65.00	54	18,940,527.85	3.17	350,750.52	5.289	63.49	678	83.00
65.01 - 70.00	271	68,603,151.15	11.48	253,148.16	5.263	69.39	692	88.93
70.01 - 75.00	113	30,758,988.39	5.15	272,203.44	5.856	73.89	695	74.64
75.01 - 80.00	1368	368,468,771.82	61.63	269,348.52	5.742	79.80	691	83.40
80.01 - 85.00	30	7,543,536.55	1.26	251,451.22	6.599	84.41	637	34.20
85.01 - 90.00	155	37,447,228.84	6.26	241,595.02	6.800	89.70	657	32.50
90.01 - 95.00	99	21,108,969.97	3.53	213,221.92	6.741	94.72	667	33.53
95.01 - 100.00	86	15,410,268.15	2.58	179,189.16	7.068	99.78	703	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	1,793	$491,296,907.09	82.18%	$274,008.31	5.763%	78.52%	685	74.65%
Investor	413	86,242,256.64	14.43	208,819.02	6.025	76.41	699	75.61
Second Home	85	20,300,469.58	3.40	238,829.05	5.97	76.83	706	80.34
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Single Family	1,275	$341,565,537.40	57.13%	$267,894.54	5.840%	78.63%	685	71.73%
PUD	623	154,262,006.12	25.80	247,611.57	5.654	76.91	691	86.41
Condominium	241	57,365,865.81	9.60	238,032.64	5.701	78.87	694	82.97
2-4 Family	152	44,646,223.98	7.47	293,725.16	6.234	77.96	683	50.08
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	1521	$380,521,082.94	63.65%	$250,178.23	5.822%	79.91%	697	77.73%
Cashout Refinance	673	191,956,874.95	32.11	285,225.67	5.81	74.96	668	68.86
Rate/Term Refinance	97	25,361,675.42	4.24	261,460.57	5.587	76.15	690	80.10
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Stated Income	1,444	$392,197,785.01	65.60%	$271,605.11	5.813%	78.64%	687	78.13%
Full Documentation	439	98,636,484.04	16.50	224,684.47	5.573	77.52	687	77.04
No Documentation	172	45,729,185.10	7.65	265,867.36	5.921	72.62	699	70.65
No Income, Verified Assets	155	44,850,003.85	7.50	289,354.86	5.880	76.67	690	74.60
Reduced Documentation	81	16,426,175.31	2.75	202,792.29	6.595	89.86	667	0.70
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6M Arm	123	$39,150,589.39	6.55%	$318,297.47	5.507%	76.47%	694	77.72%
1/6 Arm	1	384,000.00	0.06	384,000.00	5.250	80.00	769	100.00
2/6 Arm	1408	366,101,897.23	61.24	260,015.55	5.862	79.55	682	70.88
3/6 Arm	357	82,635,056.61	13.82	231,470.75	5.648	75.70	691	87.83
5/6 Arm	377	101,693,278.66	17.01	269,743.44	5.884	76.00	698	76.87
7/6 Arm	17	5,201,261.42	0.87	305,956.55	5.469	74.80	727	87.14
10/6 Arm	8	2,673,550.00	0.45	334,193.75	5.606	76.27	744	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,291	$597,839,633.31	100.00%	$260,951.39	5.808%	78.16%	688	74.98%
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications *of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1004	$336,208,614.97	56.24%	$334,869.14	5.639%	76.91%	690	82.27%
Georgia	293	50,640,055.39	8.47	172,832.95	5.572	79.84	693	87.35
New Jersey	130	33,066,405.91	5.53	254,356.97	6.520	79.67	663	51.65
Florida	142	27,305,912.25	4.57	192,295.16	6.159	77.79	694	77.68
Nevada	109	27,293,345.80	4.57	250,397.67	5.461	73.30	697	90.72
Arizona	92	15,219,452.02	2.55	165,428.83	5.856	79.28	686	80.18
New York	41	11,649,031.94	1.95	284,122.73	6.081	81.29	662	44.09
Colorado	57	11,443,409.51	1.91	200,761.57	5.717	78.41	689	75.21
Connecticut	44	10,547,933.85	1.76	239,725.77	6.040	79.44	687	28.77
Massachusetts	31	8,191,877.61	1.37	264,254.12	5.969	78.48	668	44.35
Washington	39	8,098,160.26	1.35	207,645.13	5.588	80.12	700	85.16
Illinois	30	7,376,410.37	1.23	245,880.35	7.369	87.56	683	5.05
Maryland	24	6,701,538.13	1.12	279,230.76	6.464	84.89	687	48.13
Pennsylvania	39	6,209,689.64	1.04	159,222.81	6.510	81.15	656	28.96
Other	216	37,887,795.66	6.34	175,406.46	6.335	83.60	685	51.45
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	626	$161,937,847.83	27.09%	$258,686.66	6.263%	80.90%	682	54.93%
6	32	11,297,007.64	1.89	353,031.49	6.161	77.95	671	46.51
12	209	58,621,089.22	9.81	280,483.68	5.741	76.52	692	74.43
24	913	239,593,073.08	40.08	262,423.96	5.609	77.89	688	84.27
36	430	102,032,776.14	17.07	237,285.53	5.614	76.08	691	87.65
48	1	166,619.00	0.03	166,619.00	5.000	80.00	763	100.00
60	80	24,191,220.40	4.05	302,390.26	5.553	75.33	706	78.35
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	45	$10,128,675.81	1.69%	$225,081.68	6.989%	80.25%	589	13.97%
601 - 625	155	39,170,466.69	6.55	252,712.69	6.408	81.04	616	40.97
626 - 650	351	93,889,344.18	15.70	267,491.01	5.962	77.53	638	75.99
651 - 675	449	119,763,103.97	20.03	266,732.97	5.839	78.38	664	74.13
676 - 700	453	115,333,678.36	19.29	254,599.73	5.757	78.67	687	79.94
701 - 725	326	86,217,766.24	14.42	264,471.68	5.646	77.79	712	81.19
726 - 750	243	62,975,121.07	10.53	259,156.88	5.604	78.36	738	76.86
751 - 775	169	43,453,182.97	7.27	257,119.43	5.511	75.80	763	85.84
776 - 800	82	21,625,930.13	3.62	263,730.86	5.509	76.64	784	81.94
801 - 825	18	5,282,363.89	0.88	293,464.66	5.494	77.14	806	96.11
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2.000 - 2.499	418	$115,118,529.97	19.26%	$275,403.18	5.604%	75.76%	698	82.58%
2.500 - 2.999	750	198,507,590.91	33.20	264,676.79	5.518	77.99	691	92.13
3.000 - 3.499	428	113,394,753.21	18.97	264,941.01	5.589	76.42	707	93.88
3.500 - 3.999	262	76,369,326.22	12.77	291,485.98	5.879	74.68	675	66.70
4.000 - 4.499	20	4,562,625.65	0.76	228,131.28	5.759	73.53	654	53.62
4.500 - 4.999	6	1,244,596.34	0.21	207,432.72	6.053	77.13	645	59.42
5.000 - 5.499	139	26,106,266.83	4.37	187,814.87	6.810	93.15	688	8.80
5.500 - 5.999	58	12,869,357.80	2.15	221,885.48	6.556	77.61	659	17.13
6.000 - 6.499	128	30,921,328.53	5.17	241,572.88	6.936	87.56	646	9.63
6.500 - 6.999	55	12,555,250.90	2.10	228,277.29	7.217	85.95	621	16.42
7.000 - 7.499	22	5,296,163.52	0.89	240,734.71	7.672	82.88	619	N/A
7.500 - 7.999	1	145,603.69	0.02	145,603.69	8.000	90.00	613	N/A
8.000 - 8.499	4	748,239.74	0.13	187,059.94	8.348	70.85	616	26.73
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
March 2005	6	$1,620,687.28	0.27%	$270,114.55	5.807%	73.25%	704	83.41%
April 2005	42	14,150,000.56	2.37	336,904.78	5.569	75.66	707	87.02
May 2005	39	13,724,835.14	2.30	351,918.85	5.223	77.09	690	77.91
June 2005	33	8,955,066.41	1.50	271,365.65	5.769	77.58	677	59.96
July 2005	3	700,000.00	0.12	233,333.33	5.779	73.68	712	100.00
November 2005	1	384,000.00	0.06	384,000.00	5.250	80.00	769	100.00
July 2006	2	283,512.46	0.05	141,756.23	7.126	100.00	705	N/A
August 2006	4	969,113.08	0.16	242,278.27	6.465	88.62	662	46.23
September 2006	94	21,784,691.71	3.64	231,752.04	5.749	78.65	681	67.64
October 2006	345	84,227,351.04	14.09	244,137.25	6.166	82.99	688	51.55
November 2006	477	131,334,278.79	21.97	275,333.92	5.786	78.13	683	76.19
December 2006	376	102,282,840.15	17.11	272,028.83	5.757	78.99	678	81.08
January 2007	110	25,220,110.00	4.22	229,273.73	5.733	77.93	675	71.03
September 2007	3	407,700.00	0.07	135,900.00	5.982	77.41	663	100.00
October 2007	52	12,533,944.93	2.10	241,037.40	6.033	76.15	686	77.16
November 2007	149	38,104,574.55	6.37	255,735.40	5.575	76.23	694	89.30
December 2007	119	24,156,845.13	4.04	202,998.70	5.577	75.50	684	89.20
January 2008	34	7,431,992.00	1.24	218,588.00	5.590	72.80	705	93.21
March 2009	1	181,300.00	0.03	181,300.00	5.250	70.00	709	100.00
April 2009	1	133,676.44	0.02	133,676.44	5.625	79.41	741	N/A
July 2009	1	776,750.00	0.13	776,750.00	5.375	63.15	654	100.00
September 2009	10	3,362,501.44	0.56	336,250.14	5.989	77.02	691	74.11
October 2009	65	17,026,187.30	2.85	261,941.34	6.110	77.54	692	73.43
November 2009	183	51,632,665.84	8.64	282,145.71	5.881	75.65	700	76.21
December 2009	86	21,685,942.64	3.63	252,162.12	5.752	75.33	699	76.23
January 2010	30	6,894,255.00	1.15	229,808.50	5.787	78.05	703	91.99
October 2011	1	85,500.00	0.01	85,500.00	6.625	79.17	625	100.00
November 2011	9	2,935,819.14	0.49	326,202.13	5.635	73.12	725	82.68
December 2011	5	1,433,702.28	0.24	286,740.46	5.273	75.29	720	88.80
January 2012	2	746,240.00	0.12	373,120.00	5.063	80.00	757	100.00
November 2014	2	795,050.00	0.13	397,525.00	6.095	80.00	733	100.00
December 2014	3	898,550.00	0.15	299,516.67	5.292	79.99	761	100.00
January 2015	3	979,950.00	0.16	326,650.00	5.498	69.83	739	100.00
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
8.500 - 8.999	1	$400,000.00	0.07%	$400,000.00	3.750%	58.31%	733	100.00%
9.000 - 9.499	4	995,300.00	0.17	248,825.00	4.325	71.92	725	100.00
9.500 - 9.999	41	11,124,971.00	1.86	271,340.76	4.691	72.55	697	71.74
10.000 - 10.499	197	50,776,766.85	8.49	257,750.09	4.842	72.94	700	90.65
10.500 - 10.999	479	127,025,221.66	21.25	265,188.35	5.283	75.33	699	89.74
11.000 - 11.499	451	120,401,844.70	20.14	266,966.40	5.474	76.64	698	90.80
11.500 - 11.999	411	110,664,364.79	18.51	269,256.36	5.812	78.31	684	84.32
12.000 - 12.499	219	60,790,937.17	10.17	277,584.19	6.255	79.50	678	63.71
12.500 - 12.999	177	44,052,292.93	7.37	248,883.01	6.688	82.94	662	41.64
13.000 - 13.499	117	28,576,282.52	4.78	244,241.73	7.138	82.98	660	33.74
13.500 - 13.999	102	22,569,891.95	3.78	221,273.45	7.479	87.82	661	19.31
14.000 - 14.499	35	6,985,478.51	1.17	199,585.10	7.703	94.18	674	14.88
14.500 - 14.999	26	4,627,237.43	0.77	177,970.67	8.020	94.39	683	1.87
15.000 - 15.499	8	1,168,865.32	0.20	146,108.17	8.576	97.06	692	21.94
15.500 - 15.999	3	352,578.03	0.06	117,526.01	9.656	91.23	652	87.68
17.000 - 17.499	3	1,202,355.84	0.20	400,785.28	5.277	80.00	718	39.26
17.500 - 17.999	7	2,670,347.64	0.45	381,478.23	5.863	80.00	678	67.05
18.000 - 18.499	9	3,195,168.43	0.53	355,018.71	6.150	77.64	710	38.06
18.500 - 18.999	1	259,728.54	0.04	259,728.54	5.750	80.00	673	N/A
Total:	2,291	$597,839,633.31	100.00%	$260,951.39	5.808%	78.16%	688	74.98%

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2.000 - 2.499	418	$115,118,529.97	19.26%	$275,403.18	5.604%	75.76%	698	82.58%
2.500 - 2.999	750	198,507,590.91	33.20	264,676.79	5.518	77.99	691	92.13
3.000 - 3.499	428	113,394,753.21	18.97	264,941.01	5.589	76.42	707	93.88
3.500 - 3.999	262	76,369,326.22	12.77	291,485.98	5.879	74.68	675	66.70
4.000 - 4.499	19	4,267,625.65	0.71	224,611.88	5.818	73.18	658	57.32
4.500 - 4.999	5	1,034,550.00	0.17	206,910.00	6.079	81.17	633	71.49
5.000 - 5.499	120	21,390,922.59	3.58	178,257.69	6.976	95.53	699	5.83
5.500 - 5.999	43	10,099,699.41	1.69	234,876.73	6.377	77.30	659	10.22
6.000 - 6.499	108	25,904,954.90	4.33	239,860.69	6.802	87.07	654	7.30
6.500 - 6.999	64	15,210,755.62	2.54	237,668.06	6.820	85.16	634	17.20
7.000 - 7.499	37	8,618,983.15	1.44	232,945.49	7.234	82.75	612	19.57
7.500 - 7.999	28	6,365,843.05	1.06	227,351.54	7.667	83.33	618	14.59
8.000 - 8.499	4	772,204.59	0.13	193,051.15	8.137	90.98	615	19.56
8.500 - 8.999	4	597,684.04	0.10	149,421.01	8.760	86.59	607	N/A
9.000 - 9.499	1	186,210.00	0.03	186,210.00	9.000	90.00	638	100.00
Total:	2,291	$597,839,633.31	100.00%	$260,951.39	5.808%	78.16%	688	74.98%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	95	$29,613,680.81	4.95%	$311,722.96	5.363%	76.07%	695	83.37%
2.000	112	21,078,787.00	3.53	188,203.46	6.697	93.40	707	13.00
3.000	1653	425,069,379.16	71.10	257,150.26	5.749	77.92	684	78.55
4.000	3	527,533.58	0.09	175,844.53	6.211	79.80	668	45.54
5.000	328	86,210,192.62	14.42	262,835.95	5.846	76.36	699	80.51
6.000	98	34,761,815.70	5.81	354,712.41	6.272	78.04	689	49.78
2.500	1	318,515.90	0.05	318,515.90	5.625	80.00	689	N/A
6.750	1	259,728.54	0.04	259,728.54	5.750	80.00	673	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,289	$597,119,203.44	99.88%	$260,864.66	5.807%	78.16%	688	74.99%
2.000	1	488,650.00	0.08	488,650.00	6.625	80.00	710	100.00
6.000	1	231,779.87	0.04	231,779.87	6.250	80.00	675	N/A
Total:	**2,291**	**$597,839,633.31**	**100.00%**	**$260,951.39**	**5.808%**	**78.16%**	**688**	**74.98%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,398	
Total Outstanding Loan Principal Balance		$209,894,083	
Average Outstanding Loan Principal Balance		$150,139	$9,990 - $1,235,000
WA Coupon		6.987%	4.990% - 13.000%
WA Remaining Term (mo.)		322	167 - 360
WA Combined LTV		76.13%	14.69% - 100.00%
WA FICO*		693	529 – 813
WA Seasoning (mo.)		2	0 - 13
Interest Only Loans		27.07%	
1st Liens		84.47%	
2nd Liens		15.53%	
Simultaneous 2nd Liens		27.79%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	43.76%	
	GA	12.36%	
	NY	8.83%	

*Zero Values Excluded

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES - FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	102	$2,518,405.00	1.20%	$24,690.25	10.313%	94.67%	710	N/A
25,000.01 - 50,000.00	273	9,937,078.00	4.73	36,399.55	9.888	94.90	687	0.46
50,000.01 - 75,000.00	185	11,592,876.00	5.52	62,664.19	9.215	90.13	688	3.23
75,000.01 - 100,000.00	133	11,845,496.00	5.64	89,063.88	8.438	82.70	689	15.12
100,000.01 - 125,000.00	113	12,751,051.00	6.07	112,841.16	7.187	78.14	696	33.84
125,000.01 - 150,000.00	103	14,189,407.00	6.75	137,761.23	6.982	73.42	689	24.18
150,000.01 - 175,000.00	78	12,647,398.00	6.02	162,146.13	6.977	76.01	687	28.05
175,000.01 - 200,000.00	79	14,922,632.00	7.10	188,894.08	6.751	74.50	687	32.59
200,000.01 - 225,000.00	47	10,095,926.00	4.80	214,806.94	6.523	70.93	681	18.96
225,000.01 - 250,000.00	35	8,331,823.00	3.96	238,052.09	6.520	73.26	688	34.06
250,000.01 - 275,000.00	48	12,622,272.00	6.01	262,964.00	6.540	76.61	686	43.49
275,000.01 - 300,000.00	29	8,427,495.00	4.01	290,603.28	6.280	71.20	682	24.50
300,000.01 - 325,000.00	14	4,379,300.00	2.08	312,807.14	6.341	69.91	675	21.30
325,000.01 - 359,650.00	25	8,507,600.00	4.05	340,304.00	6.298	73.36	705	39.50
359,650.01 - 500,000.00	90	37,711,195.00	17.94	419,013.28	6.265	73.12	698	32.34
500,000.01 -1,000,000.00	42	27,285,721.00	12.98	649,660.02	6.223	71.44	709	30.89
>1,000,000.00	2	2,405,000.00	1.14	1,202,500.00	6.128	63.34	713	51.35
Total:	**1,398**	**$210,170,675.00**	**100.00%**	**$150,336.68**	**6.987%**	**76.13%**	**693**	**27.04%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	103	$2,540,993.13	1.21%	$24,669.84	10.314%	94.70%	710	N/A
25,000.01 - 50,000.00	273	9,948,711.34	4.74	36,442.17	9.872	94.51	686	0.46
50,000.01 - 75,000.00	185	11,601,312.36	5.53	62,709.80	9.212	90.40	688	3.23
75,000.01 - 100,000.00	132	11,758,208.67	5.60	89,077.34	8.446	82.70	689	15.23
100,000.01 - 125,000.00	113	12,734,952.95	6.07	112,698.70	7.187	78.15	696	33.88
125,000.01 - 150,000.00	103	14,168,630.48	6.75	137,559.52	6.983	73.42	689	24.21
150,000.01 - 175,000.00	78	12,629,412.33	6.02	161,915.54	6.977	76.01	687	28.09
175,000.01 - 200,000.00	79	14,904,185.40	7.10	188,660.57	6.752	74.50	687	32.63
200,000.01 - 225,000.00	47	10,081,634.38	4.80	214,502.86	6.523	70.93	681	18.99
225,000.01 - 250,000.00	36	8,570,275.85	4.08	238,063.22	6.563	73.75	688	33.11
250,000.01 - 275,000.00	47	12,361,025.50	5.89	263,000.54	6.511	76.34	686	44.41
275,000.01 - 300,000.00	29	8,415,852.17	4.01	290,201.80	6.280	71.20	682	24.53
300,000.01 - 325,000.00	16	5,019,940.11	2.39	313,746.26	6.378	71.12	682	18.58
325,000.01 - 359,650.00	25	8,566,038.08	4.08	342,641.52	6.248	73.32	700	39.23
359,650.01 - 500,000.00	88	36,943,727.92	17.60	419,815.09	6.270	73.02	698	33.01
500,000.01 -1,000,000.00	42	27,246,518.03	12.98	648,726.62	6.223	71.44	709	30.93
>1,000,000.00	2	2,402,664.70	1.14	1,201,332.35	6.129	63.34	713	51.40
Total:	1,398	$209,894,083.40	100.00%	$150,138.83	6.987%	76.13%	693	27.07%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memo randum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
4.500 - 4.999	1	$207,493.37	0.10%	$207,493.37	4.990%	40.19%	795	N/A
5.000 - 5.499	7	2,686,061.28	1.28	383,723.04	5.318	61.72	723	N/A
5.500 - 5.999	145	37,952,500.25	18.08	261,741.38	5.798	64.85	710	23.96
6.000 - 6.499	268	67,622,507.67	32.22	252,322.79	6.181	70.61	695	34.74
6.500 - 6.999	219	43,328,210.55	20.64	197,845.71	6.680	77.49	688	35.90
7.000 - 7.499	87	16,206,036.73	7.72	186,276.28	7.187	81.30	680	39.92
7.500 - 7.999	70	7,991,385.16	3.81	114,162.65	7.672	83.29	678	23.79
8.000 - 8.499	36	2,656,266.76	1.27	73,785.19	8.132	90.18	674	11.79
8.500 - 8.999	55	3,795,912.38	1.81	69,016.59	8.676	91.51	697	N/A
9.000 - 9.499	60	2,992,047.13	1.43	49,867.45	9.157	94.96	695	N/A
9.500 - 9.999	119	5,575,694.20	2.66	46,854.57	9.642	96.28	684	N/A
10.000 - 10.499	81	4,398,242.25	2.10	54,299.29	10.104	96.62	689	N/A
10.500 - 10.999	78	4,842,261.96	2.31	62,080.28	10.636	96.17	685	N/A
11.000 - 11.499	46	2,202,812.30	1.05	47,887.22	11.027	96.65	683	N/A
11.500 - 11.999	37	2,336,386.53	1.11	63,145.58	11.622	96.91	666	N/A
12.000 - 12.499	34	2,522,306.31	1.20	74,185.48	12.067	96.39	673	N/A
12.500 - 12.999	43	1,964,638.75	0.94	45,689.27	12.510	95.39	679	N/A
13.000 - 13.499	12	613,319.82	0.29	51,109.99	13.000	98.50	669	N/A
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	647	$40,633,249.35	19.36%	$62,802.55	9.376%	89.06%	689	0.23%
181 - 240	13	2,536,724.68	1.21	195,132.67	6.029	57.92	673	N/A
241 - 360	738	166,724,109.37	79.43	225,913.43	6.420	73.26	694	34.03
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	647	$40,633,249.35	19.36%	$62,802.55	9.376%	89.06%	689	0.23%
181 - 240	13	2,536,724.68	1.21	195,132.67	6.029	57.92	673	N/A
301 - 360	738	166,724,109.37	79.43	225,913.43	6.420	73.26	694	34.03
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	1,390	$209,002,565.54	99.58%	$150,361.56	6.988%	76.14%	693	27.19%
7 - 12	5	482,123.69	0.23	96,424.74	7.151	76.50	714	N/A
13 - 18	3	409,394.17	0.20	136,464.72	6.660	72.49	664	N/A
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	7	$555,261.72	0.26%	$79,323.10	6.038%	19.46%	718	12.61%
25.01 - 30.00	5	588,061.06	0.28	117,612.21	5.966	28.57	731	N/A
30.01 - 35.00	6	963,453.98	0.46	160,575.66	5.946	31.83	697	10.54
35.01 - 40.00	14	2,573,513.60	1.23	183,822.40	5.983	37.92	702	12.78
40.01 - 45.00	20	4,048,287.78	1.93	202,414.39	6.053	42.50	710	13.09
45.01 - 50.00	17	3,676,469.31	1.75	216,262.90	6.192	47.57	713	21.08
50.01 - 55.00	25	6,223,496.57	2.97	248,939.86	6.069	52.86	695	19.66
55.01 - 60.00	55	12,881,028.22	6.14	234,200.51	6.116	58.18	687	21.88
60.01 - 65.00	56	17,504,763.28	8.34	312,585.06	6.030	63.56	694	34.77
65.01 - 70.00	68	17,705,807.05	8.44	260,379.52	6.349	68.54	694	24.15
70.01 - 75.00	63	12,371,284.23	5.89	196,369.59	6.330	73.57	694	29.73
75.01 - 80.00	348	79,737,164.66	37.99	229,129.78	6.450	79.52	696	39.26
80.01 - 85.00	15	1,885,918.33	0.90	125,727.89	7.307	83.45	692	16.43
85.01 - 90.00	178	16,557,837.52	7.89	93,021.56	8.060	89.69	680	21.22
90.01 - 95.00	225	15,669,779.09	7.47	69,643.46	9.224	94.79	686	11.55
95.01 - 100.00	296	16,951,957.00	8.08	57,270.13	10.171	99.90	687	N/A
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Investor	332	$36,546,669.36	17.41%	$110,080.33	7.426%	76.42%	708	34.55%
Owner Occupied	999	164,663,027.73	78.45	164,827.86	6.884	76.09	689	24.77
Second Home	67	8,684,386.31	4.14	129,617.71	7.099	75.65	703	39.28
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memo randum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Single Family	807	$129,494,379.43	61.70%	$160,463.92	6.861%	75.42%	688	27.91%
PUD	356	41,887,142.71	19.96	117,660.51	7.331	80.51	702	23.99
Condominium	110	13,674,524.30	6.51	124,313.86	7.266	77.98	699	34.75
2-4 Family	124	24,769,143.50	11.80	199,751.16	6.914	71.40	701	23.73
Manufactured	1	68,893.46	0.03	68,893.46	6.125	88.60	600	N/A
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Cashout Refinance	463	$98,655,240.31	47.00%	$ 213,078.27	6.570%	70.70%	683	23.83%
Purchase	865	95,552,292.83	45.52	110,465.08	7.546	83.146	704	30.37
Rate/Term Refinance	70	15,686,550.26	7.47	224,093.58	6.207	67.55	689	27.37
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Stated Income	862	$131,807,060.07	62.80%	$152,908.42	7.150%	77.21%	690	28.65%
No Documentation	148	26,155,032.58	12.46	176,723.19	6.486	65.04	689	24.12
No Income, Verified Assets	91	11,318,816.30	5.39	124,382.60	7.317	80.08	695	30.45
Full Documentation	280	36,488,289.17	17.38	130,315.32	6.669	78.39	707	25.49
Reduced Documentation	17	4,124,885.28	1.97	242,640.31	6.898	81.29	679	N/A
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Fixed	1398	$209,894,083.40	100.00%	$150,138.83	6.987%	76.13%	693	27.07%
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Fixed Rate	1398	$209,894,083.40	100.00%	$150,138.83	6.987%	76.13%	693	27.07%
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	462	$91,844,800.45	43.76%	$ 198,798.27	6.868%	73.54%	699	27.50%
Georgia	268	25,942,415.50	12.36	96,800.06	6.931	81.30	709	33.01
New York	78	18,542,047.00	8.83	237,718.55	6.713	72.72	676	20.65
New Jersey	70	15,266,022.12	7.27	218,086.03	6.801	72.48	685	26.75
Florida	102	10,577,012.81	5.04	103,696.20	7.634	79.24	684	35.25
Connecticut	33	4,924,169.28	2.35	149,217.25	7.019	75.09	669	18.42
Pennsylvania	45	4,877,176.97	2.32	108,381.71	7.224	82.37	673	12.71
Texas	47	4,521,298.46	2.15	96,197.84	7.392	81.85	684	11.08
Massachusetts	17	3,927,717.02	1.87	231,042.18	6.369	70.92	699	27.32
Nevada	23	3,329,060.23	1.59	144,741.75	7.552	82.57	694	36.34
Washington	24	2,997,604.18	1.43	124,900.17	7.715	84.92	685	36.31
Colorado	25	2,669,363.68	1.27	106,774.55	7.754	85.62	684	19.84
Arizona	39	2,443,033.41	1.16	62,641.88	8.256	86.76	690	6.52
Virginia	13	2,302,129.43	1.10	177,086.88	6.671	77.27	679	26.18
Other	152	15,730,232.86	7.49	103,488.37	7.264	79.79	686	29.72
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	465	$62,749,464.59	29.90%	$134,945.09	7.269%	76.77%	693	14.14%
6	226	12,909,269.78	6.15	57,120.66	9.764	96.16	686	1.52
12	120	26,935,785.25	12.83	224,464.88	6.701	73.55	693	27.29
24	191	33,092,478.98	15.77	173,259.05	6.676	74.89	687	37.44
36	314	54,177,437.00	25.81	172,539.61	6.590	73.83	690	37.16
60	82	20,029,647.80	9.54	244,264.00	6.288	72.97	714	39.33
Total:	**1,398**	**$209,894,083.40**	**100.00%**	**$150,138.83**	**6.987%**	**76.13%**	**693**	**27.07%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Opteum and its affiliates. Neither Opteum nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information. All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memo randum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
526 - 550	1	$121,457.53	0.06%	$121,457.53	6.875%	96.42%	529	N/A
576 - 600	7	1,262,804.56	0.60	180,400.65	6.852	68.80	586	N/A
601 - 625	55	7,355,678.28	3.50	133,739.61	7.370	76.29	618	15.24
626 - 650	234	34,673,219.76	16.52	148,176.15	7.213	75.85	638	20.44
651 - 675	298	42,060,069.38	20.04	141,141.17	7.210	77.69	664	24.33
676 - 700	261	39,059,433.80	18.61	149,653.00	7.021	78.18	687	26.09
701 - 725	208	30,510,550.56	14.54	146,685.34	6.953	75.78	713	29.02
726 - 750	166	27,287,775.54	13.00	164,384.19	6.726	76.38	739	31.87
751 - 775	108	15,637,639.29	7.45	144,792.96	6.702	74.46	761	47.70
776 - 800	52	10,186,916.69	4.85	195,902.24	6.237	67.25	785	25.69
801 - 825	8	1,738,538.01	0.83	217,317.25	6.484	70.36	805	32.61
Total:	***1,398***	***$209,894,083.40***	***100.00%***	***$150,138.83***	***6.987%***	***76.13%***	***693***	***27.07%***

OPTEUM 2005-1 NO INCOME DOCUMENTATION COLLATERAL TABLES

Original Principal Balances of Mortgage Loans

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
0.01 - 25,000.00	12	$300,000.00	0.23	25,000.00	10.177	94.99	728	N/A
25,000.01 - 50,000.00	29	$1,033,999.00	0.81	35,655.14	9.565	89.38	700	N/A
50,000.01 - 75,000.00	27	$1,781,300.00	1.39	65,974.07	8.178	76.54	709	23.16
75,000.01 - 100,000.00	29	$2,625,257.00	2.05	90,526.10	7.584	77.22	703	20.28
100,000.01 - 125,000.00	40	$4,481,232.00	3.50	112,030.80	6.517	70.52	694	52.29
125,000.01 - 150,000.00	64	$8,908,942.00	6.95	139,202.22	6.164	70.13	690	58.25
150,000.01 - 175,000.00	51	$8,284,405.00	6.46	162,439.31	6.051	70.91	684	46.71
175,000.01 - 200,000.00	38	$7,156,830.00	5.58	188,337.63	6.227	71.88	692	49.40
200,000.01 - 225,000.00	46	$9,892,019.00	7.72	215,043.89	5.918	70.36	688	45.57
225,000.01 - 250,000.00	25	$5,958,400.00	4.65	238,336.00	6.297	69.16	693	51.75
250,000.01 - 275,000.00	28	$7,342,644.00	5.73	262,237.29	5.898	77.41	699	63.79
275,000.01 - 300,000.00	36	$10,325,870.00	8.06	286,829.72	5.915	73.19	703	66.40
300,000.01 - 325,000.00	20	$6,290,250.00	4.91	314,512.50	6.202	75.83	695	64.79
325,000.01 - 359,650.00	22	$7,504,500.00	5.86	341,113.64	5.790	75.57	708	73.28
359,650.01 - 500,000.00	75	$31,434,191.00	24.53	419,122.55	6.032	73.31	687	64.27
500,000.01 -1,000,000.00	24	$14,824,900.00	11.57	617,704.17	5.991	73.51	700	72.36
Total:	566	$128,144,739.00	100.00	226,404.13	6.146	73.15	694	58.93

Principal Balances of Mortgage Loans as of Cutoff Date

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
0.01 - 25,000.00	12	$299,657.75	0.23	24,971.48	10.176	94.99	728	N/A
25,000.01 - 50,000.00	29	$1,033,004.64	0.81	35,620.85	9.565	89.38	700	N/A
50,000.01 - 75,000.00	27	$1,779,873.84	1.39	65,921.25	8.179	76.54	709	23.18
75,000.01 - 100,000.00	29	$2,622,374.74	2.05	90,426.72	7.584	77.23	703	20.30
100,000.01 - 125,000.00	40	$4,476,719.19	3.50	111,917.98	6.516	70.52	694	52.35
125,000.01 - 150,000.00	64	$8,902,773.42	6.95	139,105.83	6.164	70.14	690	58.29
150,000.01 - 175,000.00	51	$8,277,147.25	6.46	162,297.00	6.051	70.92	684	46.75
175,000.01 - 200,000.00	38	$7,151,213.85	5.58	188,189.84	6.227	71.89	692	49.44
200,000.01 - 225,000.00	46	$9,883,521.06	7.72	214,859.15	5.918	70.36	688	45.61
225,000.01 - 250,000.00	25	$5,954,080.17	4.65	238,163.21	6.297	69.16	693	51.79
250,000.01 - 275,000.00	28	$7,338,127.11	5.73	262,075.97	5.897	77.41	699	63.83
275,000.01 - 300,000.00	36	$10,319,906.69	8.06	286,664.07	5.915	73.20	703	66.44
300,000.01 - 325,000.00	21	$6,608,812.98	5.16	314,705.38	6.205	75.96	696	61.67
325,000.01 - 359,650.00	23	$7,895,666.78	6.17	343,289.86	5.778	74.53	704	69.65
359,650.01 - 500,000.00	73	$30,693,272.71	23.97	420,455.79	6.035	73.50	687	65.82
500,000.01 -1,000,000.00	24	$14,816,885.65	11.57	617,370.24	5.991	73.51	700	72.40
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Current Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
3.500 - 3.999	1	$400,000.00	0.31	400,000.00	3.750	58.31	733	100.00
4.000 - 4.499	8	$2,125,624.00	1.66	265,703.00	4.250	59.23	715	89.65
4.500 - 4.999	21	$5,774,203.30	4.51	274,962.06	4.789	69.44	708	78.52
5.000 - 5.499	63	$15,875,726.67	12.40	251,995.66	5.234	68.71	707	88.38
5.500 - 5.999	130	$34,175,994.40	26.69	262,892.26	5.733	70.29	695	68.07
6.000 - 6.499	139	$34,981,580.57	27.32	251,666.05	6.170	71.91	689	47.11
6.500 - 6.999	83	$17,949,155.48	14.02	216,254.89	6.672	77.45	689	52.44
7.000 - 7.499	36	$8,213,387.76	6.41	228,149.66	7.199	82.63	682	43.14
7.500 - 7.999	18	$4,587,037.14	3.58	254,835.40	7.589	81.45	680	39.98
8.000 - 8.499	7	$563,847.56	0.44	80,549.65	8.117	92.73	689	N/A
8.500 - 8.999	5	$462,373.23	0.36	92,474.65	8.611	73.00	688	24.31
9.000 - 9.499	7	$310,399.98	0.24	44,342.85	9.114	87.44	692	N/A
9.500 - 9.999	11	$384,440.18	0.30	34,949.11	9.643	94.76	708	N/A
10.000 - 10.499	11	$472,357.92	0.37	42,941.63	10.077	95.02	697	N/A
10.500 - 10.999	9	$678,776.02	0.53	75,419.56	10.730	95.22	704	N/A
11.000 - 11.499	5	$201,104.06	0.16	40,220.81	11.000	96.90	699	N/A
11.500 - 11.999	2	$178,324.83	0.14	89,162.42	11.568	100.00	652	N/A
12.000 - 12.499	2	$349,725.74	0.27	174,862.87	12.000	94.21	675	N/A
12.500 - 12.999	6	$316,136.35	0.25	52,689.39	12.500	98.15	680	N/A
13.000 - 13.499	2	$52,842.64	0.04	26,421.32	13.000	100.00	735	N/A
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Original Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 180	73	$5,461,682.94	4.27	74,817.57	8.856	81.27	703	N/A
181 - 240	6	$1,058,132.74	0.83	176,355.46	5.911	53.44	662	N/A
241 - 360	487	$121,533,222.15	94.91	249,554.87	6.026	72.96	694	62.14
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Stated Remaining Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
121 - 180	73	$5,461,682.94	4.27	74,817.57	8.856	81.27	703	N/A
181 - 240	6	$1,058,132.74	0.83	176,355.46	5.911	53.44	662	N/A
301 - 360	487	$121,533,222.15	94.91	249,554.87	6.026	72.96	694	62.14
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Seasoning of Mortgage Loans

				AVG	WA	WA	WA	IO
Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 006	564	$127,664,511.01	99.70	226,355.52	6.143	73.14	694	59.15
007 - 012	1	$80,785.80	0.06	80,785.80	11.500	100.00	683	N/A
013 - 018	1	$307,741.02	0.24	307,741.02	5.875	67.83	663	N/A
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Combined Loan-to-Value Ratios of Mortgage Loans

				AVG	WA	WA	WA	IO
Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
0.01 - 25.00	4	$285,000.00	0.22	71,250.00	5.450	19.90	718	61.40
25.01 - 30.00	1	$181,645.32	0.14	181,645.32	6.125	29.12	754	N/A
30.01 - 35.00	6	$1,108,176.28	0.87	184,696.05	5.573	31.86	687	35.15
35.01 - 40.00	15	$2,474,010.41	1.93	164,934.03	5.718	38.17	695	39.75
40.01 - 45.00	10	$2,339,769.69	1.83	233,976.97	5.737	43.70	688	54.28
45.01 - 50.00	19	$3,936,007.52	3.07	207,158.29	5.705	46.87	695	33.82
50.01 - 55.00	24	$5,019,824.64	3.92	209,159.36	5.777	53.08	691	39.70
55.01 - 60.00	33	$7,278,529.13	5.68	220,561.49	5.684	58.27	691	45.68
60.01 - 65.00	39	$11,749,040.86	9.18	301,257.46	5.595	63.76	691	63.53
65.01 - 70.00	33	$8,671,219.93	6.77	262,764.24	5.899	68.94	687	53.25
70.01 - 75.00	18	$4,687,361.86	3.66	260,408.99	6.287	74.39	719	59.65
75.01 - 80.00	260	$68,859,753.88	53.77	264,845.21	6.127	79.72	694	65.70
80.01 - 85.00	4	$526,521.60	0.41	131,630.40	6.602	83.66	714	21.46
85.01 - 90.00	31	$4,994,802.23	3.90	161,122.65	7.254	89.86	683	68.82
90.01 - 95.00	44	$4,457,267.98	3.48	101,301.55	7.657	94.85	700	53.48
95.01 - 100.00	25	$1,484,106.50	1.16	59,364.26	10.558	99.99	705	N/A
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Owner Occupancy of Mortgage Loans

				AVG	WA	WA	WA	IO
Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Owner Occupied	473	$109,362,433.06	85.40	231,210.22	6.104	73.13	691	59.01
Investor	72	$14,526,862.86	11.34	201,761.98	6.407	72.45	709	62.13
Second Home	21	$4,163,741.91	3.25	198,273.42	6.324	76.16	704	47.10
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Property Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Single Family	323	$74,905,335.82	58.50	231,905.06	6.124	72.90	690	57.37
Pud	159	$32,759,290.26	25.58	206,033.27	6.137	74.53	700	65.02
Condominium	48	$10,539,359.41	8.23	219,569.99	6.203	73.56	702	68.95
2-4 Family	36	$9,849,052.34	7.69	273,584.79	6.279	70.00	688	40.44
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Loan Purpose of Mortgage Loans

				AVG	WA	WA	WA	IO
Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Purchase	338	$70,640,782.62	55.17	208,996.40	6.341	79.36	696	61.85
Refi/Cashout	204	$51,573,825.36	40.28	252,812.87	5.912	65.35	690	55.49
Refi/No Cashout	24	$5,838,429.85	4.56	243,267.91	5.842	66.83	694	55.00
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Document Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
No Income, No Asset	320	$71,884,217.68	56.14	224,638.18	6.127	69.86	695	53.72
No Ratio	246	$56,168,820.15	43.86	228,328.54	6.170	77.36	691	65.70
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Product Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6M Arm	40	$13,834,023.82	10.80	345,850.60	5.939	78.68	689	65.03
2/6 Arm	168	$45,490,714.76	35.52	270,778.06	5.902	75.76	691	69.85
3/6 Arm	58	$13,136,543.70	10.26	226,492.13	5.719	68.96	709	88.06
5/6 Arm	60	$17,792,906.67	13.89	296,548.44	6.007	72.93	697	73.63
7/6 Arm	1	$325,000.00	0.25	325,000.00	5.750	65.00	690	100.00
Fixed Rate	239	$37,473,848.88	29.26	156,794.35	6.737	69.58	691	26.03
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Index Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6 Mo Libor	327	$90,579,188.95	70.74	277,000.58	5.901	74.63	695	72.60
Fixed Rate	239	$37,473,848.88	29.26	156,794.35	6.737	69.58	691	26.03
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Geographical Distribution of Mortgages Loans

				AVG	WA	WA	WA	IO
State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
California	275	$80,453,545.06	62.83	292,558.35	6.093	72.61	690	57.86
Georgia	94	$11,504,324.19	8.98	122,386.43	6.140	80.42	700	67.30
Florida	51	$9,163,588.63	7.16	179,678.21	6.430	72.87	714	69.32
New Jersey	23	$5,295,256.72	4.14	230,228.55	6.315	63.40	700	64.03
Nevada	18	$4,715,852.47	3.68	261,991.80	5.914	73.52	705	89.27
New York	16	$3,313,190.29	2.59	207,074.39	6.268	62.17	705	12.92
Colorado	13	$2,097,486.14	1.64	161,345.09	5.812	79.58	702	59.34
Pennsylvania	12	$1,722,730.80	1.35	143,560.90	6.563	78.84	696	35.16
Washington	8	$1,369,625.65	1.07	171,203.21	5.943	82.45	701	66.06
Other	56	$8,417,437.88	6.57	150,311.39	6.351	74.59	685	48.57
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Prepay Term for Mortgage Loans

				AVG	WA	WA	WA	IO
Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
No Penalty	102	$17,117,117.84	13.37	167,814.88	6.609	70.58	706	54.74
6	51	$10,816,851.09	8.45	212,095.12	6.643	80.16	680	41.72
12	59	$15,922,532.32	12.43	269,873.43	6.162	73.20	690	41.83
24	168	$42,316,698.08	33.05	251,885.11	5.865	74.06	692	69.29
36	152	$34,492,684.74	26.94	226,925.56	6.031	70.74	699	63.26
60	34	$7,387,153.76	5.77	217,269.23	6.452	74.76	679	51.88
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Fico Scores of Mortgage Loans

				AVG	WA	WA	WA	IO
Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
601 - 625	20	$4,817,212.22	3.76	240,860.61	6.493	73.21	622	33.41
626 - 650	80	$19,086,010.99	14.90	238,575.14	6.378	71.57	639	54.02
651 - 675	134	$30,586,809.17	23.89	228,259.77	6.199	73.33	664	52.24
676 - 700	104	$23,972,284.01	18.72	230,502.73	6.125	74.78	689	62.97
701 - 725	80	$17,614,712.13	13.76	220,183.90	5.982	71.99	712	57.73
726 - 750	64	$13,241,458.14	10.34	206,897.78	5.970	75.45	738	62.18
751 - 775	47	$10,999,353.14	8.59	234,028.79	5.984	69.92	762	75.87
776 - 800	31	$6,209,498.03	4.85	200,306.39	6.137	74.40	785	69.41
801 - 825	6	$1,525,700.00	1.19	254,283.33	6.030	75.10	806	96.07
Total:	566	$128,053,037.83	100.00	226,242.12	6.146	73.15	694	58.97

Margins of Mortgage Loans

				AVG	WA	WA	WA	IO
Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2.000 - 2.499	55	$16,726,854.13	18.47	304,124.62	5.700	67.53	706	76.52
2.500 - 2.999	126	$30,683,479.71	33.87	243,519.68	5.581	75.16	701	89.33
3.000 - 3.499	48	$11,253,765.64	12.42	234,453.45	5.864	75.47	713	93.81
3.500 - 3.999	91	$30,561,415.35	33.74	335,839.73	6.312	77.36	678	45.22
4.000 - 4.499	2	$506,650.00	0.56	253,325.00	5.986	78.88	665	100.00
4.500 - 4.999	1	$261,600.00	0.29	261,600.00	6.625	80.00	627	100.00
5.000 - 5.499	3	$472,999.12	0.52	157,666.37	6.993	87.03	665	62.26
6.000 - 6.499	1	$112,425.00	0.12	112,425.00	8.500	75.55	660	100.00
Total:	327	$90,579,188.95	100.00	277,000.58	5.901	74.63	695	72.60

Next Rate Change Dates of Mortgage Loans

				AVG	WA	WA	WA	IO
Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
April 2005	13	$4,782,735.06	5.28	367,902.70	5.820	77.36	696	86.61
May 2005	9	$2,996,624.11	3.31	332,958.23	5.892	80.41	701	60.47
June 2005	18	$6,054,664.65	6.68	336,370.26	6.055	78.87	678	50.24
September 2006	6	$1,563,104.95	1.73	260,517.49	5.826	80.57	670	76.50
October 2006	29	$7,747,137.44	8.55	267,142.67	6.214	77.42	685	70.79
November 2006	66	$18,251,266.04	20.15	276,534.33	5.977	75.56	699	55.47
December 2006	53	$14,489,206.33	16.00	273,381.25	5.705	75.34	690	82.49
January 2007	14	$3,440,000.00	3.80	245,714.29	5.660	72.65	678	87.70
October 2007	8	$1,270,356.91	1.40	158,794.61	6.634	76.12	681	67.61
November 2007	18	$4,261,021.32	4.70	236,723.41	5.895	73.60	708	81.98

December 2007	25	$5,239,245.47	5.78	209,569.82	5.399	66.37	704	92.57
January 2008	7	$2,365,920.00	2.61	337,988.57	5.620	62.52	739	100.00
July 2009	1	$776,750.00	0.86	776,750.00	5.375	63.15	654	100.00
October 2009	10	$3,698,766.44	4.08	369,876.64	6.422	79.13	671	56.79
November 2009	30	$8,347,275.16	9.22	278,242.51	5.943	69.44	702	72.26
December 2009	15	$3,522,195.07	3.89	234,813.00	5.968	73.94	712	77.93
January 2010	4	$1,447,920.00	1.60	361,980.00	5.755	80.00	721	100.00
November 2011	1	$325,000.00	0.36	325,000.00	5.750	65.00	690	100.00
Total:	327	$90,579,188.95	100.00	277,000.58	5.901	74.63	695	72.60

Maximum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
8.500 - 8.999	1	$400,000.00	0.44	400,000.00	3.750	58.31	733	100.00
9.000 - 9.499	1	$179,000.00	0.20	179,000.00	4.375	35.80	802	100.00
9.500 - 9.999	4	$1,045,420.47	1.15	261,355.12	4.748	58.76	699	62.74
10.000 - 10.499	32	$8,275,259.71	9.14	258,601.87	5.017	61.23	700	90.59
10.500 - 10.999	52	$14,021,428.88	15.48	269,642.86	5.374	71.50	712	85.64
11.000 - 11.499	52	$13,519,898.64	14.93	259,998.05	5.588	73.85	707	87.31
11.500 - 11.999	64	$17,389,240.82	19.20	271,706.89	5.880	76.24	691	82.67
12.000 - 12.499	51	$14,602,727.03	16.12	286,327.98	6.197	78.45	684	66.59
12.500 - 12.999	28	$8,014,435.03	8.85	286,229.82	6.721	79.47	683	60.26
13.000 - 13.499	16	$4,479,543.33	4.95	279,971.46	7.193	80.54	671	17.24
13.500 - 13.999	9	$3,081,273.57	3.40	342,363.73	7.585	80.48	668	31.05
14.000 - 14.499	1	$112,000.00	0.12	112,000.00	7.250	80.00	762	100.00
17.000 - 17.499	3	$1,202,355.84	1.33	400,785.28	5.277	80.00	718	39.26
17.500 - 17.999	5	$1,925,860.36	2.13	385,172.07	5.875	80.00	679	86.32
18.000 - 18.499	7	$2,071,016.73	2.29	295,859.53	6.123	79.08	699	15.26
18.500 - 18.999	1	$259,728.54	0.29	259,728.54	5.750	80.00	673	N/A
Total:	327	$90,579,188.95	100.00	277,000.58	5.901	74.63	695	72.60

Minimum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2.000 - 2.499	55	$16,726,854.13	18.47	304,124.62	5.700	67.53	706	76.52
2.500 - 2.999	126	$30,683,479.71	33.87	243,519.68	5.581	75.16	701	89.33
3.000 - 3.499	48	$11,253,765.64	12.42	234,453.45	5.864	75.47	713	93.81
3.500 - 3.999	91	$30,561,415.35	33.74	335,839.73	6.312	77.36	678	45.22
4.000 - 4.499	2	$506,650.00	0.56	253,325.00	5.986	78.88	665	100.00
4.500 - 4.999	1	$261,600.00	0.29	261,600.00	6.625	80.00	627	100.00
5.000 - 5.499	3	$472,999.12	0.52	157,666.37	6.993	87.03	665	62.26
6.000 - 6.499	1	$112,425.00	0.12	112,425.00	8.500	75.55	660	100.00
Total:	327	$90,579,188.95	100.00	277,000.58	5.901	74.63	695	72.60

Initial Periodic Rate Caps of Mortgage Loans

				AVG	WA	WA	WA	IO
Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
1.000	26	$8,784,988.35	9.70	337,884.17	5.944	78.25	689	62.97
2.000	1	$112,000.00	0.12	112,000.00	7.250	80.00	762	100.00
3.000	187	$45,982,786.09	50.77	245,897.25	5.660	73.24	701	86.61
5.000	48	$13,406,721.21	14.80	279,306.69	5.817	71.28	704	81.84
6.000	64	$22,032,964.76	24.32	344,265.07	6.433	78.02	679	42.31
6.750	1	$259,728.54	0.29	259,728.54	5.750	80.00	673	N/A
Total:	327	$90,579,188.95	100.00	277,000.58	5.901	74.63	695	72.60

Subsequent Periodic Rate Caps of Mortgage Loans

				AVG	WA	WA	WA	IO
Subsequent Periodic Rate Cap	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
1.000	326	$90,347,409.08	99.74	277,139.29	5.900	74.61	695	72.79
6.000	1	$231,779.87	0.26	231,779.87	6.250	80.00	675	N/A
Total:	327	$90,579,188.95	100.00	277,000.58	5.901	74.63	695	72.60

Breakeven Analysis for Opteum 2005-1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. 1st dollar loss
2. Stepdown fail
3. 6 month lag
4. Run to Maturity
5. P&I Advance
6. Forwards as of 1-18-2005
7. Deal Settles 1-31-2005
8. Pricing Speeds as provided by KBC (100% PPV on ARMs 10% CPR on Fixed)

FAIL

40% LOSS SEVERITY

CLASS A-1	CDR	Coll Loss(%)	WAL
Forwards	13.47	15.16	2.75
Forwards + 300	8.70	11.14	3.14

70% LOSS SEVERITY

CLASS A-1	CDR	Coll Loss(%)	WAL
Forwards	6.75	16.03	3.28
Forwards + 300	4.35	11.18	3.59

Breakeven Analysis for Opteum 2005-1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. 1st dollar loss
2. Stepdown fail
3. 6 month lag
4. Run to Maturity
5. P&I Advance
6. Forwards as of 1-18-2005
7. Deal Settles 1-31-2005
8. Pricing Speeds as provided by KBC (100% PPV on ARMs 10% CPR on Fixed)

FAIL

40% LOSS SEVERITY

CLASS A-1	CDR	Coll Loss(%)	WAL
Forwards	13.49	15.17	2.75
Forwards + 300	8.71	11.15	3.14

70% LOSS SEVERITY

CLASS A-1	CDR	Coll Loss(%)	WAL
Forwards	6.76	16.05	3.28
Forwards + 300	4.36	11.20	3.59

1) Breakevens for the A4 tranche

Biggest concern I have is available funds cap risk so please provide us with breakeven CDRs, breakeven cum. losses, discount margins and WAL, to first dollar of loss, assuming the following:

1. 45% loss severity,
2. failing triggers,
3. 12 mo. lag,
4. run to maturity at 75%, 100% and 125% of pricing speed,
5. 4 forward LIBOR scenarios: fwd LIBOR, fwd LIBOR+100, fwd LIBOR+200 and fwd LIBOR+300.

SEE ATTACHMENT

2) Rating agency expected losses

S&P – 1.40%
Moody's – 1.90%

3) Percent Silent Seconds – 43.38%

4) CLTV on the aggregate pool including the silent seconds – 85.22%

5) Strats on the 2nd liens & IO's - see attachment

6) Percent I/O's – 62.53%

7) DTI's – see attachment

8) Any fixed rate balloons? – yes; all of the second liens (4.03% of the total pool) are fixed balloons

Breakeven Analysis for Opteum 2005-1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. 1st dollar loss
2. Stepdown fail
3. 12 month lag
4. Run to Maturity
5. P&I Advance
6. Forwards as of 1-18-2005
7. Deal Settles 1-31-2005

50% OF PRICING

40% LOSS SEVERITY

CLASS M-3	CDR	Coll Loss(%)	WAL
Forwards	6.88	13.41	22.49
Forwards + 200	4.48	9.72	24.35

CLASS M-6	CDR	Coll Loss(%)	WAL
Forwards	5.32	11.08	24.62
Forwards + 200	3.17	7.31	26.25

50% LOSS SEVERITY

CLASS M-3	CDR	Coll Loss(%)	WAL
Forwards	5.36	13.93	23.53
Forwards + 200	3.50	9.94	25.04

CLASS M-6	CDR	Coll Loss(%)	WAL
Forwards	4.20	11.51	25.39
Forwards + 200	2.50	7.45	26.50

60% LOSS SEVERITY

CLASS M-3	CDR	Coll Loss(%)	WAL
Forwards	4.39	14.31	24.19
Forwards + 200	2.87	10.08	25.43

CLASS M-6	CDR	Coll Loss(%)	WAL
Forwards	3.47	11.80	25.88
Forwards + 200	2.07	7.56	26.80

100% OF PRICING

40% LOSS SEVERITY

CLASS M-3	CDR	Coll Loss(%)	WAL
Forwards	8.21	9.54	14.50
Forwards + 200	5.75	7.10	15.64

CLASS M-6	CDR	Coll Loss(%)	WAL
Forwards	5.74	7.08	16.44
Forwards + 200	3.53	4.62	17.58

50% LOSS SEVERITY

CLASS M-3	CDR	Coll Loss(%)	WAL
Forwards	6.41	9.73	15.28
Forwards + 200	4.49	7.16	16.20

CLASS M-6	CDR	Coll Loss(%)	WAL
Forwards	4.53	7.21	16.93
Forwards + 200	2.79	4.65	17.96

60% LOSS SEVERITY

CLASS M-3	CDR	Coll Loss(%)	WAL
Forwards	5.25	9.84	15.69
Forwards + 200	3.68	7.19	16.49

CLASS M-6	CDR	Coll Loss(%)	WAL
Forwards	3.74	7.29	17.23
Forwards + 200	2.30	4.66	18.05

OPTEUM 2005-1 ALT-A COLLATERAL TABLES

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
0.01 - 25,000.00	102	$2,518,405.00	0.33	24,690.25	10.313	94.67	710	N/A
25,000.01 - 50,000.00	276	$10,081,921.00	1.32	36,528.70	9.852	94.82	687	0.45
50,000.01 - 75,000.00	219	$13,795,911.00	1.80	62,995.03	8.744	87.23	690	13.00
75,000.01 - 100,000.00	228	$20,277,887.00	2.65	88,938.10	7.477	81.24	693	40.99
100,000.01 - 125,000.00	276	$31,334,637.00	4.09	113,531.29	6.434	78.26	692	61.76
125,000.01 - 150,000.00	307	$42,355,553.00	5.53	137,965.97	6.211	78.15	691	59.54
150,000.01 - 175,000.00	249	$40,318,182.00	5.27	161,920.41	6.141	78.44	692	62.26
175,000.01 - 200,000.00	240	$44,998,233.00	5.88	187,492.64	6.106	76.74	688	66.50
200,000.01 - 225,000.00	207	$44,435,810.00	5.80	214,665.75	5.887	77.40	689	60.85
225,000.01 - 250,000.00	190	$45,088,444.00	5.89	237,307.60	5.957	77.22	687	66.21
250,000.01 - 275,000.00	185	$48,650,965.00	6.35	262,978.19	5.888	78.37	695	69.73
275,000.01 - 300,000.00	179	$51,555,285.00	6.73	288,018.35	5.842	77.63	695	71.40
300,000.01 - 325,000.00	103	$32,283,125.00	4.22	313,428.40	5.775	78.35	694	75.65
325,000.01 - 359,650.00	153	$52,004,337.00	6.79	339,897.63	5.772	77.73	696	76.51
359,650.01 - 500,000.00	370	$153,795,743.00	20.08	415,664.17	5.817	76.80	690	70.08
500,000.01 -1,000,000.00	201	$128,122,662.00	16.73	637,426.18	5.848	74.63	694	72.41
>1,000,000.00	3	$4,130,000.00	0.54	1,376,666.67	5.866	61.73	699	71.67
Total:	3,488	$765,747,100.00	100.00	219,537.59	6.082	77.52	692	65.96

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
0.01 - 25,000.00	103	$2,540,993.13	0.33	24,669.84	10.314	94.70	710	N/A
25,000.01 - 50,000.00	276	$10,093,123.32	1.32	36,569.29	9.837	94.44	687	0.45
50,000.01 - 75,000.00	220	$13,876,747.92	1.81	63,076.13	8.733	87.17	690	12.92
75,000.01 - 100,000.00	226	$20,110,310.32	2.63	88,983.67	7.480	81.41	693	41.33
100,000.01 - 125,000.00	276	$31,309,782.50	4.09	113,441.24	6.433	78.26	692	61.81
125,000.01 - 150,000.00	307	$42,318,748.83	5.53	137,846.09	6.210	78.15	691	59.59
150,000.01 - 175,000.00	251	$40,633,867.95	5.31	161,887.92	6.145	78.44	692	61.78
175,000.01 - 200,000.00	238	$44,618,818.89	5.83	187,474.03	6.101	76.73	688	67.06
200,000.01 - 225,000.00	207	$44,403,621.88	5.80	214,510.25	5.886	77.40	689	60.90
225,000.01 - 250,000.00	191	$45,308,050.51	5.92	237,214.92	5.968	77.29	687	65.89
250,000.01 - 275,000.00	184	$48,371,768.09	6.32	262,890.04	5.877	78.31	695	70.13
275,000.01 - 300,000.00	179	$51,525,325.53	6.73	287,850.98	5.841	77.62	695	71.45
300,000.01 - 325,000.00	106	$33,237,260.36	4.34	313,559.06	5.789	78.39	694	73.48
325,000.01 - 359,650.00	154	$52,438,198.30	6.85	340,507.78	5.770	77.62	696	75.88
359,650.01 - 500,000.00	366	$152,262,984.17	19.90	416,019.08	5.815	76.81	690	70.79
500,000.01 -1,000,000.00	201	$128,048,097.47	16.73	637,055.21	5.848	74.63	694	72.45
>1,000,000.00	3	$4,127,664.70	0.54	1,375,888.23	5.866	61.73	699	71.71
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
3.500 - 3.999	3	$986,500.00	0.13	328,833.33	3.740	59.52	702	100.00
4.000 - 4.499	72	$20,601,076.58	2.69	286,126.06	4.223	71.32	702	98.20
4.500 - 4.999	243	$65,506,620.10	8.56	269,574.57	4.746	73.84	703	90.87
5.000 - 5.499	450	$121,947,775.39	15.94	270,995.06	5.216	75.42	702	90.32
5.500 - 5.999	744	$202,659,071.19	26.48	272,391.22	5.708	75.10	693	75.30
6.000 - 6.499	594	$154,382,478.35	20.17	259,903.16	6.189	75.54	689	56.55
6.500 - 6.999	434	$95,505,939.24	12.48	220,059.77	6.685	80.96	683	49.46
7.000 - 7.499	192	$42,618,906.82	5.57	221,973.47	7.200	82.88	679	44.16
7.500 - 7.999	129	$21,635,221.10	2.83	167,714.89	7.675	87.26	676	28.93
8.000 - 8.499	52	$6,168,650.86	0.81	118,627.90	8.192	90.76	669	20.11
8.500 - 8.999	61	$5,081,388.90	0.66	83,301.46	8.655	89.80	691	3.91
9.000 - 9.499	62	$3,366,923.22	0.44	54,305.21	9.144	94.68	691	7.62
9.500 - 9.999	121	$5,884,844.20	0.77	48,635.08	9.648	95.95	682	5.25
10.000 - 10.499	81	$4,398,242.25	0.57	54,299.29	10.104	96.62	689	N/A
10.500 - 10.999	78	$4,842,261.96	0.63	62,080.28	10.636	96.17	685	N/A
11.000 - 11.499	46	$2,202,812.30	0.29	47,887.22	11.027	96.65	683	N/A
11.500 - 11.999	37	$2,336,386.53	0.31	63,145.58	11.622	96.91	666	N/A
12.000 - 12.499	34	$2,522,306.31	0.33	74,185.48	12.067	96.39	673	N/A
12.500 - 12.999	43	$1,964,638.75	0.26	45,689.27	12.510	95.39	679	N/A
13.000 - 13.499	12	$613,319.82	0.08	51,109.99	13.000	98.50	669	N/A
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
000 - 180	645	$40,425,379.54	5.28	62,675.01	9.386	89.16	689	0.23
181 - 240	10	$1,849,800.70	0.24	184,980.07	6.013	58.24	680	N/A
241 - 360	2,833	$722,950,183.63	94.48	255,188.91	5.897	76.92	692	69.85
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
121 - 180	645	$40,425,379.54	5.28	62,675.01	9.386	89.16	689	0.23
181 - 240	10	$1,849,800.70	0.24	184,980.07	6.013	58.24	680	N/A
301 - 360	2,833	$722,950,183.63	94.48	255,188.91	5.897	76.92	692	69.85
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
000 - 006	3,478	$764,168,650.69	99.86	219,714.97	6.081	77.52	692	66.06
007 - 012	7	$647,319.01	0.08	92,474.14	6.682	81.87	699	48.25
013 - 018	3	$409,394.17	0.05	136,464.72	6.660	72.49	664	N/A
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
0.01 - 25.00	8	$660,261.72	0.09	82,532.72	5.734	19.43	704	26.50
25.01 - 30.00	8	$1,392,811.56	0.18	174,101.45	5.519	29.10	706	48.82
30.01 - 35.00	9	$1,348,105.23	0.18	149,789.47	5.759	31.94	687	28.89
35.01 - 40.00	21	$3,780,305.26	0.49	180,014.54	5.795	38.10	705	30.38
40.01 - 45.00	24	$5,431,598.46	0.71	226,316.60	5.853	43.05	703	34.24
45.01 - 50.00	34	$7,834,834.23	1.02	230,436.30	5.765	47.50	720	32.53
50.01 - 55.00	45	$11,414,828.41	1.49	253,662.85	5.712	53.24	699	36.29
55.01 - 60.00	94	$25,649,821.16	3.35	272,870.44	5.640	58.28	689	56.04
60.01 - 65.00	99	$34,519,158.94	4.51	348,678.37	5.600	63.54	687	63.17
65.01 - 70.00	328	$84,251,978.53	11.01	256,865.79	5.455	69.22	694	77.48
70.01 - 75.00	156	$39,534,182.59	5.17	253,424.25	5.963	73.86	699	67.37
75.01 - 80.00	1,663	$436,438,034.92	57.03	262,440.19	5.849	79.76	693	77.58
80.01 - 85.00	32	$6,378,229.95	0.83	199,319.69	6.773	84.25	664	45.31
85.01 - 90.00	261	$37,450,238.70	4.89	143,487.50	7.290	89.73	673	41.88
90.01 - 95.00	324	$36,778,749.06	4.81	113,514.66	7.799	94.75	675	24.17
95.01 - 100.00	382	$32,362,225.15	4.23	84,717.87	8.694	99.84	695	N/A
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
Owner Occupied	2,639	$622,169,840.23	81.31	235,759.70	6.011	77.79	689	65.50
Investor	701	$114,648,323.15	14.98	163,549.68	6.413	76.29	706	67.89
Second Home	148	$28,407,200.49	3.71	191,940.54	6.286	76.42	707	69.42
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
Single Family	1,953	$443,792,269.35	57.99	227,236.19	6.082	77.66	689	63.36
Pud	969	$194,163,206.96	25.37	200,374.83	6.007	77.64	694	73.83
Condominium	335	$67,984,866.93	8.88	202,939.90	5.972	78.60	697	77.00
2-4 Family	230	$59,216,127.17	7.74	257,461.42	6.448	74.81	695	47.68
Manufactured	1	$68,893.46	0.01	68,893.46	6.125	88.60	600	N/A
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
Purchase	2,332	$464,937,839.94	60.76	199,373.00	6.146	80.46	700	69.86
Refi/Cashout	994	$260,264,416.94	34.01	261,835.43	6.010	73.00	677	59.82
Refi/No Cashout	162	$40,023,106.99	5.23	247,056.22	5.793	72.73	691	61.48
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
Stated Income	2,187	$497,021,379.68	64.95	227,261.72	6.108	78.22	691	69.25
Full Doc	637	$119,599,885.77	15.63	187,754.92	5.805	77.45	698	71.31
No Doc	320	$71,884,217.68	9.39	224,638.18	6.127	69.86	695	53.72
No Income, Verified Assets	246	$56,168,820.15	7.34	228,328.54	6.170	77.36	691	65.70
Reduced	98	$20,551,060.59	2.69	209,704.70	6.656	88.14	670	0.56
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
6M Arm	123	$39,150,589.39	5.12	318,297.47	5.507	76.47	694	77.72
1/6 Arm	1	$384,000.00	0.05	384,000.00	5.250	80.00	769	100.00
2/6 Arm	1,269	$335,608,984.10	43.86	264,467.28	5.779	79.35	687	77.32
3/6 Arm	348	$80,765,000.43	10.55	232,083.33	5.625	75.66	692	89.87
5/6 Arm	377	$101,693,278.66	13.29	269,743.44	5.884	76.00	698	76.87
7/6 Arm	17	$5,201,261.42	0.68	305,956.55	5.469	74.80	727	87.14
10/6 Arm	8	$2,673,550.00	0.35	334,193.75	5.606	76.27	745	100.00
Fixed Rate	1345	$199,748,699.87	26.10	148,512.04	7.012	76.25	695	28.45
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
6 Mo Libor	2,143	$565,476,664.00	73.90	263,871.52	5.753	77.96	691	79.27
Fixed Rate	1,345	$199,748,699.87	26.10	148,512.04	7.011	76.25	695	28.45
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
California	1,456	$425,152,850.27	55.56	292,000.58	5.893	76.14	692	71.00
Georgia	559	$76,375,519.65	9.98	136,628.84	6.029	80.31	698	69.13
Florida	236	$36,706,685.02	4.80	155,536.80	6.559	78.14	693	67.94
New Jersey	142	$35,435,834.22	4.63	249,548.13	6.520	77.01	685	59.72
Nevada	132	$30,622,406.03	4.00	231,987.92	5.689	74.31	697	84.81
New York	79	$20,687,024.38	2.70	261,861.07	6.499	75.13	683	43.33
Arizona	131	$17,662,485.43	2.31	134,828.13	6.188	80.31	687	69.99
Colorado	82	$14,112,773.19	1.84	172,106.99	6.102	79.77	688	64.73
Washington	63	$11,095,764.44	1.45	176,123.25	6.163	81.42	696	71.96
Connecticut	50	$10,017,436.01	1.31	200,348.72	6.238	77.20	688	39.34
Texas	81	$9,179,134.36	1.20	113,322.65	6.869	82.49	689	28.85
Illinois	40	$8,547,943.17	1.12	213,698.58	7.371	86.02	681	4.36
Massachusetts	34	$8,384,105.02	1.10	246,591.32	5.929	74.33	692	56.13
Pennsylvania	63	$7,833,839.78	1.02	124,346.66	6.808	82.06	677	30.87
Other	340	$53,411,562.90	6.98	157,092.83	6.585	82.53	689	48.39
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
No Penalty	997	$203,810,811.24	26.63	204,424.08	6.519	79.70	691	48.00
6	256	$23,707,515.11	3.10	92,607.48	8.112	87.71	680	22.99
12	297	$77,613,904.39	10.14	261,326.28	6.011	75.63	697	65.69
24	1,047	$261,635,205.71	34.19	249,890.36	5.698	77.33	690	81.90
36	728	$154,070,440.22	20.13	211,635.22	5.934	75.25	691	71.11
48	1	$166,619.00	0.02	166,619.00	5.000	80.00	763	100.00
60	162	$44,220,868.20	5.78	272,968.32	5.886	74.26	710	60.68
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
526 - 550	1	$121,457.53	0.02	121,457.53	6.875	96.42	529	N/A
576 - 600	8	$2,197,635.10	0.29	274,704.39	7.174	86.73	587	64.39
601 - 625	161	$35,758,579.72	4.67	222,102.98	6.460	80.02	619	48.02
626 - 650	542	$120,160,523.81	15.70	221,698.38	6.255	76.86	638	65.27
651 - 675	715	$154,867,154.71	20.24	216,597.42	6.188	78.05	664	63.93
676 - 700	702	$151,683,149.53	19.82	216,072.86	6.074	78.60	687	67.50
701 - 725	528	$115,449,493.25	15.09	218,654.34	5.983	77.20	712	68.30
726 - 750	405	$88,950,824.82	11.62	219,631.67	5.938	77.66	738	64.19
751 - 775	269	$57,622,170.75	7.53	214,208.81	5.818	75.35	763	77.67
776 - 800	131	$31,393,472.75	4.10	239,644.83	5.743	73.83	784	64.79
801 - 825	26	$7,020,901.90	0.92	270,034.69	5.739	75.46	805	80.39
Total:	3,488	$765,225,363.87	100.00	219,388.01	6.081	77.52	692	66.01

Margins of Mortgage Loans

Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
2.000 - 2.499	418	$115,118,529.97	20.36	275,403.18	5.604	75.76	698	82.58
2.500 - 2.999	750	$198,507,590.91	35.10	264,676.79	5.518	77.99	691	92.13
3.000 - 3.499	428	$113,394,753.21	20.05	264,941.01	5.589	76.42	707	93.88
3.500 - 3.999	262	$76,369,326.22	13.51	291,485.98	5.879	74.68	675	66.70
4.000 - 4.499	19	$4,267,625.65	0.75	224,611.88	5.818	73.18	658	57.32
4.500 - 4.999	4	$739,550.00	0.13	184,887.50	6.549	82.17	647	100.00
5.000 - 5.499	122	$22,045,376.25	3.90	180,699.81	6.999	95.68	696	10.42
5.500 - 5.999	30	$7,460,449.47	1.32	248,681.65	6.801	77.11	662	29.54
6.000 - 6.499	85	$21,621,644.01	3.82	254,372.28	7.012	89.85	650	13.77
6.500 - 6.999	23	$5,431,814.53	0.96	236,165.85	7.238	88.55	636	37.95
8.000 - 8.499	2	$520,003.78	0.09	260,001.89	8.173	63.30	623	38.46
Total:	2,143	$565,476,664.00	100.00	263,871.52	5.753	77.96	691	79.27

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
March 2005	6	$1,620,687.28	0.29	270,114.55	5.807	73.25	704	83.41
April 2005	42	$14,150,000.56	2.50	336,904.78	5.569	75.67	707	87.02
May 2005	39	$13,724,835.14	2.43	351,918.85	5.223	77.09	690	77.91
June 2005	33	$8,955,066.41	1.58	271,365.65	5.769	77.58	677	59.96
July 2005	3	$700,000.00	0.12	233,333.33	5.779	73.68	712	100.00
November 2005	1	$384,000.00	0.07	384,000.00	5.250	80.00	769	100.00
July 2006	2	$283,512.46	0.05	141,756.23	7.126	100.00	705	N/A
August 2006	4	$969,113.08	0.17	242,278.27	6.465	88.62	662	46.23
September 2006	94	$21,784,691.71	3.85	231,752.04	5.749	78.65	681	67.64
October 2006	344	$83,913,591.54	14.84	243,934.86	6.162	82.98	688	51.74

November 2006	421	$118,312,504.69	20.92	281,027.33	5.653	77.68	690	84.58
December 2006	321	$91,058,140.62	16.10	283,670.22	5.636	78.67	683	91.07
January 2007	83	$19,287,430.00	3.41	232,378.67	5.536	76.99	687	92.87
September 2007	3	$407,700.00	0.07	135,900.00	5.982	77.41	663	100.00
October 2007	52	$12,533,944.93	2.22	241,037.40	6.033	76.15	686	77.16
November 2007	146	$37,705,532.95	6.67	258,257.08	5.561	76.29	695	90.25
December 2007	114	$22,950,330.55	4.06	201,318.69	5.526	75.30	686	93.89
January 2008	33	$7,167,492.00	1.27	217,196.73	5.547	72.53	708	96.65
March 2009	1	$181,300.00	0.03	181,300.00	5.250	70.00	709	100.00
April 2009	1	$133,676.44	0.02	133,676.44	5.625	79.41	741	N/A
July 2009	1	$776,750.00	0.14	776,750.00	5.375	63.15	654	100.00
September 2009	10	$3,362,501.44	0.59	336,250.14	5.989	77.02	691	74.11
October 2009	65	$17,026,187.30	3.01	261,941.34	6.110	77.54	692	73.43
November 2009	183	$51,632,665.84	9.13	282,145.71	5.881	75.65	700	76.21
December 2009	86	$21,685,942.64	3.83	252,162.12	5.752	75.34	699	76.23
January 2010	30	$6,894,255.00	1.22	229,808.50	5.787	78.05	703	91.99
October 2011	1	$85,500.00	0.02	85,500.00	6.625	79.17	625	100.00
November 2011	9	$2,935,819.14	0.52	326,202.13	5.635	73.12	725	82.68
December 2011	5	$1,433,702.28	0.25	286,740.46	5.273	75.29	720	88.80
January 2012	2	$746,240.00	0.13	373,120.00	5.063	80.00	757	100.00
November 2014	2	$795,050.00	0.14	397,525.00	6.095	80.00	733	100.00
December 2014	3	$898,550.00	0.16	299,516.67	5.292	79.99	761	100.00
January 2015	3	$979,950.00	0.17	326,650.00	5.498	69.83	739	100.00
Total:	2,143	$565,476,664.00	100.00	263,871.52	5.753	77.96	691	79.27

Maximum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**CURRENT BALANCE**	**GROSS CPN**	**combltv**	**FICO**	**% of**
8.500 - 8.999	1	$400,000.00	0.07	400,000.00	3.750	58.31	733	100.00
9.000 - 9.499	4	$995,300.00	0.18	248,825.00	4.325	71.92	725	100.00
9.500 - 9.999	41	$11,124,971.00	1.97	271,340.76	4.691	72.55	697	71.74
10.000 - 10.499	197	$50,776,766.85	8.98	257,750.09	4.842	72.94	700	90.65
10.500 - 10.999	478	$126,730,221.66	22.41	265,125.99	5.283	75.32	699	89.95
11.000 - 11.499	450	$120,006,798.36	21.22	266,681.77	5.475	76.65	698	91.10
11.500 - 11.999	392	$106,273,524.21	18.79	271,105.93	5.813	78.28	686	87.80
12.000 - 12.499	190	$55,018,541.00	9.73	289,571.27	6.258	79.61	680	70.40
12.500 - 12.999	134	$34,977,451.76	6.19	261,025.76	6.666	83.14	669	52.44
13.000 - 13.499	88	$21,901,318.22	3.87	248,878.62	7.106	82.63	676	44.02
13.500 - 13.999	79	$17,183,850.85	3.04	217,517.10	7.417	89.33	675	25.36
14.000 - 14.499	34	$6,839,874.82	1.21	201,172.79	7.697	94.27	675	15.19
14.500 - 14.999	24	$4,399,001.47	0.78	183,291.73	7.982	94.72	687	1.96
15.000 - 15.499	8	$1,168,865.32	0.21	146,108.17	8.576	97.06	692	21.94
15.500 - 15.999	3	$352,578.03	0.06	117,526.01	9.656	91.23	652	87.68
17.000 - 17.499	3	$1,202,355.84	0.21	400,785.28	5.277	80.00	718	39.26
17.500 - 17.999	7	$2,670,347.64	0.47	381,478.23	5.863	80.00	678	67.05
18.000 - 18.499	9	$3,195,168.43	0.57	355,018.71	6.150	77.64	710	38.06
18.500 - 18.999	1	$259,728.54	0.05	259,728.54	5.750	80.00	673	N/A
Total:	2,143	$565,476,664.00	100.00	263,871.52	5.753	77.96	691	79.27

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
2.000 - 2.499	418	$115,118,529.97	20.36	275,403.18	5.604	75.76	698	82.58
2.500 - 2.999	750	$198,507,590.91	35.10	264,676.79	5.518	77.99	691	92.13
3.000 - 3.499	428	$113,394,753.21	20.05	264,941.01	5.589	76.42	707	93.88
3.500 - 3.999	262	$76,369,326.22	13.51	291,485.98	5.879	74.68	675	66.70
4.000 - 4.499	19	$4,267,625.65	0.75	224,611.88	5.818	73.18	658	57.32
4.500 - 4.999	4	$739,550.00	0.13	184,887.50	6.549	82.17	647	100.00
5.000 - 5.499	119	$20,995,876.25	3.71	176,435.93	7.009	95.96	700	5.94
5.500 - 5.999	24	$5,708,858.83	1.01	237,869.12	6.838	76.04	673	18.09
6.000 - 6.499	80	$20,421,276.48	3.61	255,265.96	6.954	89.46	652	9.26
6.500 - 6.999	20	$5,847,196.70	1.03	292,359.84	6.929	89.78	634	44.74
7.000 - 7.499	8	$1,944,018.85	0.34	243,002.36	7.203	77.99	618	86.76
7.500 - 7.999	5	$979,801.95	0.17	195,960.39	7.614	85.11	618	94.80
8.000 - 8.499	3	$626,600.90	0.11	208,866.97	8.169	91.21	615	24.11
8.500 - 8.999	2	$369,448.08	0.07	184,724.04	8.767	85.67	613	N/A
9.000 - 9.499	1	$186,210.00	0.03	186,210.00	9.000	90.00	638	100.00
Total:	2,143	$565,476,664.00	100.00	263,871.52	5.753	77.96	691	79.27

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
1.000	95	$29,613,680.81	5.24	311,722.96	5.363	76.07	695	83.37
2.000	112	$21,078,787.00	3.73	188,203.46	6.697	93.40	707	13.00
2.500	1	$318,515.90	0.06	318,515.90	5.625	80.00	689	N/A
3.000	1,505	$392,706,409.85	69.45	260,934.49	5.664	77.62	688	85.03
4.000	3	$527,533.58	0.09	175,844.53	6.211	79.80	668	45.54
5.000	328	$86,210,192.62	15.25	262,835.95	5.846	76.36	699	80.51
6.000	98	$34,761,815.70	6.15	354,712.41	6.272	78.04	689	49.78
6.750	1	$259,728.54	0.05	259,728.54	5.750	80.00	673	N/A
Total:	2,143	$565,476,664.00	100.00	263,871.52	5.753	77.96	691	79.27

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
1.000	2,141	$564,756,234.13	99.87	263,781.52	5.752	77.96	691	79.29
2.000	1	$488,650.00	0.09	488,650.00	6.625	80.00	710	100.00
6.000	1	$231,779.87	0.04	231,779.87	6.250	80.00	675	N/A
Total:	2,143	$565,476,664.00	100.00	263,871.52	5.753	77.96	691	79.27

Breakeven Analysis for Opteum 2005-1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. 1st dollar loss
2. Stepdown fail
3. Run to Maturity
4. 40% Loss Severity
5. 12 month lag
6. P&I Advance
7. Forwards as of 1-18-2005
8. Deal Settles 1-31-2005
9. Certificates purchased at par

75% PPV

CLASS A-4	CDR	Coll Loss(%)	WAL
Forwards	12.14	15.54	7.59
Forwards + 100	10.64	14.20	7.93
Forwards + 200	9.26	12.87	8.27
Forwards + 300	8.20	11.76	8.56

100% PPV

CLASS A-4	CDR	Coll Loss(%)	WAL
Forwards	13.92	14.27	6.00
Forwards + 100	12.43	13.15	6.21
Forwards + 200	11.08	12.07	6.41
Forwards + 300	10.15	11.29	6.56

125% PPV

CLASS A-4	CDR	Coll Loss(%)	WAL
Forwards	15.76	13.45	4.93
Forwards + 100	14.29	12.50	5.06
Forwards + 200	13.01	11.62	5.19
Forwards + 300	12.21	11.06	5.26

OPTEUM 2005-1 COLLATERAL TABLES (LOANS WITH ROLL DATES 10/06-12/06)

Combined Loan-to-Value Ratios of Mortgage Loans

				AVG	WA	WA	WA	IO
Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
30.01 - 35.00	2	$120,765.02	0.04	60,382.51	6.252	31.14	714	N/A
35.01 - 40.00	3	$387,291.66	0.12	129,097.22	5.538	38.40	659	N/A
40.01 - 45.00	3	$537,968.75	0.17	179,322.92	6.011	42.62	623	N/A
45.01 - 50.00	8	$1,391,137.00	0.44	173,892.13	5.657	47.34	684	37.09
50.01 - 55.00	12	$2,991,458.49	0.94	249,288.21	5.443	54.13	702	67.66
55.01 - 60.00	19	$5,403,352.44	1.70	284,386.97	5.353	58.14	659	74.93
60.01 - 65.00	15	$3,942,515.48	1.24	262,834.37	5.226	62.99	671	74.15
65.01 - 70.00	145	$36,219,382.31	11.40	249,788.84	5.255	69.42	691	92.22
70.01 - 75.00	50	$13,406,490.62	4.22	268,129.81	5.944	73.89	688	71.31
75.01 - 80.00	672	$193,542,474.13	60.89	288,009.63	5.711	79.81	687	83.41
80.01 - 85.00	22	$5,485,550.37	1.73	249,343.20	6.707	84.57	635	26.15
85.01 - 90.00	115	$27,988,826.71	8.81	243,381.10	6.847	89.76	652	28.88
90.01 - 95.00	57	$12,704,675.23	4.00	222,889.04	6.866	94.68	665	23.52
95.01 - 100.00	75	$13,722,581.77	4.32	182,967.76	7.084	99.82	704	N/A
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Fico Scores of Mortgage Loans

				AVG	WA	WA	WA	IO
Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
576 - 600	35	$8,070,725.81	2.54	230,592.17	7.113	79.82	588	17.53
601 - 625	108	$27,771,954.10	8.74	257,147.72	6.470	81.21	616	41.34
626 - 650	178	$49,449,166.90	15.56	277,804.31	6.079	79.56	637	68.26
651 - 675	239	$63,432,436.39	19.96	265,407.68	5.903	79.65	664	71.50
676 - 700	249	$63,431,937.37	19.96	254,746.74	5.765	80.08	687	79.19
701 - 725	164	$45,739,517.82	14.39	278,899.50	5.671	79.32	711	79.96
726 - 750	100	$25,404,723.79	7.99	254,047.24	5.689	80.35	738	73.33
751 - 775	77	$20,759,341.55	6.53	269,601.84	5.325	77.65	762	83.89
776 - 800	39	$11,288,802.36	3.55	289,456.47	5.514	77.97	784	82.07
801 - 825	9	$2,495,863.89	0.79	277,318.21	5.382	81.85	805	91.77
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Debt to Income of Mortgage Loans

				AVG	WA	WA	WA	IO
Debt to Income	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Not Available	186	$49,800,591.18	15.67	267,745.11	6.015	77.03	691	61.37
0.01 - 25.00	113	$26,242,660.66	8.26	232,235.94	5.551	75.55	695	84.20
25.01 - 30.00	81	$21,162,458.13	6.66	261,264.92	5.682	78.77	697	83.98
30.01 - 35.00	164	$41,492,878.38	13.05	253,005.36	5.854	81.35	681	72.08
35.01 - 40.00	263	$70,079,349.79	22.05	266,461.41	5.813	79.93	683	77.58
40.01 - 45.00	253	$72,272,613.39	22.74	285,662.50	5.847	81.42	679	73.78
45.01 - 50.00	116	$30,911,213.09	9.73	266,475.97	6.242	81.56	667	50.62
50.01 - 55.00	18	$5,196,604.99	1.63	288,700.28	6.225	78.14	657	52.62
55.01 - 60.00	2	$430,622.73	0.14	215,311.37	6.667	86.52	675	N/A
60.01 - 65.00	2	$255,477.64	0.08	127,738.82	5.983	78.86	641	N/A
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

OPTEUM 2005-1 COLLATERAL TABLES (LOANS WITH ROLL DATES 10/06-12/06)

Original Principal Balances of Mortgage Loans

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
25,000.01 - 50,000.00	8	$363,975.00	0.11	45,496.88	7.344	81.88	649	N/A
50,000.01 - 75,000.00	30	$1,901,504.00	0.60	63,383.47	6.657	74.18	675	28.67
75,000.01 - 100,000.00	58	$5,172,572.00	1.63	89,182.28	6.320	78.66	684	61.97
100,000.01 - 125,000.00	72	$8,299,934.00	2.61	115,276.86	6.085	78.82	678	58.81
125,000.01 - 150,000.00	95	$13,115,931.00	4.12	138,062.43	6.151	81.89	677	52.80
150,000.01 - 175,000.00	83	$13,392,114.00	4.21	161,350.77	6.024	82.36	687	60.29
175,000.01 - 200,000.00	91	$17,098,789.00	5.38	187,898.78	6.124	79.49	678	66.24
200,000.01 - 225,000.00	114	$24,458,994.00	7.69	214,552.58	5.881	80.36	688	64.19
225,000.01 - 250,000.00	88	$20,824,952.00	6.55	236,647.18	5.854	79.74	684	70.33
250,000.01 - 275,000.00	76	$19,957,913.00	6.28	262,604.12	5.734	80.28	680	69.75
275,000.01 - 300,000.00	92	$26,561,065.00	8.35	288,707.23	5.942	80.35	690	66.01
300,000.01 - 325,000.00	63	$19,723,688.00	6.20	313,074.41	5.869	81.88	676	63.40
325,000.01 - 359,650.00	77	$26,221,154.00	8.25	340,534.47	5.697	80.04	692	79.41
359,650.01 - 500,000.00	178	$73,274,418.00	23.04	411,654.03	5.813	79.76	677	73.82
500,000.01 -1,000,000.00	73	$47,654,308.00	14.98	652,798.74	5.780	76.77	687	88.63
Total:	1,198	$318,021,311.00	100.00	265,460.19	5.877	79.70	683	71.19

Principal Balances of Mortgage Loans as of Cutoff Date

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
25,000.01 - 50,000.00	8	$363,369.67	0.11	45,421.21	7.345	81.88	649	N/A
50,000.01 - 75,000.00	30	$1,899,301.22	0.60	63,310.04	6.657	74.18	675	28.70
75,000.01 - 100,000.00	58	$5,168,627.77	1.63	89,114.27	6.320	78.65	684	62.02
100,000.01 - 125,000.00	72	$8,292,753.83	2.61	115,177.14	6.085	78.82	678	58.86
125,000.01 - 150,000.00	95	$13,103,359.56	4.12	137,930.10	6.151	81.88	677	52.85
150,000.01 - 175,000.00	85	$13,730,378.73	4.32	161,533.87	6.042	82.26	686	58.80
175,000.01 - 200,000.00	89	$16,739,030.84	5.27	188,079.00	6.110	79.50	678	67.67
200,000.01 - 225,000.00	114	$24,442,754.70	7.69	214,410.13	5.881	80.36	688	64.24
225,000.01 - 250,000.00	88	$20,814,109.07	6.55	236,523.97	5.853	79.73	684	70.37
250,000.01 - 275,000.00	76	$19,945,769.55	6.28	262,444.34	5.733	80.27	680	69.80
275,000.01 - 300,000.00	92	$26,543,105.53	8.35	288,512.02	5.942	80.35	690	66.05
300,000.01 - 325,000.00	63	$19,711,527.41	6.20	312,881.39	5.869	81.87	676	63.44
325,000.01 - 359,650.00	81	$27,646,712.49	8.70	341,317.44	5.739	80.31	690	75.31
359,650.01 - 500,000.00	174	$71,800,947.20	22.59	412,649.12	5.798	79.64	678	75.33
500,000.01 -1,000,000.00	73	$47,642,722.41	14.99	652,640.03	5.780	76.77	687	88.65
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Current Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
3.500 - 3.999	2	$586,500.00	0.18	293,250.00	3.733	60.35	681	100.00
4.000 - 4.499	40	$11,700,414.58	3.68	292,510.36	4.255	72.59	699	98.70
4.500 - 4.999	139	$38,393,196.23	12.08	276,210.04	4.749	75.49	705	96.92
5.000 - 5.499	232	$66,072,318.25	20.79	284,794.48	5.206	77.33	698	93.15
5.500 - 5.999	273	$76,243,562.86	23.99	279,280.45	5.692	78.83	685	83.47
6.000 - 6.499	156	$40,432,319.15	12.72	259,181.53	6.202	80.14	679	61.96
6.500 - 6.999	159	$38,966,976.49	12.26	245,075.32	6.744	84.16	663	37.81
7.000 - 7.499	96	$23,702,150.32	7.46	246,897.40	7.235	84.44	654	31.74
7.500 - 7.999	76	$17,014,823.74	5.35	223,879.26	7.666	86.76	659	23.47
8.000 - 8.499	14	$2,766,964.90	0.87	197,640.35	8.221	93.41	661	3.04
8.500 - 8.999	7	$1,294,416.76	0.41	184,916.68	8.636	85.97	656	N/A
9.000 - 9.499	2	$361,676.70	0.11	180,838.35	9.056	92.43	638	51.49
9.500 - 9.999	2	$309,150.00	0.10	154,575.00	9.750	90.00	646	100.00
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Original Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
241 - 360	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Stated Remaining Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
301 - 360	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Seasoning of Mortgage Loans

				AVG	WA	WA	WA	IO
Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 006	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Combined Loan-to-Value Ratios of Mortgage Loans

				AVG	WA	WA	WA	IO
Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
30.01 - 35.00	2	$120,765.02	0.04	60,382.51	6.252	31.14	714	N/A
35.01 - 40.00	3	$387,291.66	0.12	129,097.22	5.538	38.40	659	N/A
40.01 - 45.00	3	$537,968.75	0.17	179,322.92	6.011	42.62	623	N/A
45.01 - 50.00	8	$1,391,137.00	0.44	173,892.13	5.657	47.34	684	37.09
50.01 - 55.00	12	$2,991,458.49	0.94	249,288.21	5.443	54.13	702	67.66
55.01 - 60.00	19	$5,403,352.44	1.70	284,386.97	5.353	58.14	659	74.93
60.01 - 65.00	15	$3,942,515.48	1.24	262,834.37	5.226	62.99	671	74.15
65.01 - 70.00	145	$36,219,382.31	11.40	249,788.84	5.255	69.42	691	92.22
70.01 - 75.00	50	$13,406,490.62	4.22	268,129.81	5.944	73.89	688	71.31
75.01 - 80.00	672	$193,542,474.13	60.89	288,009.63	5.711	79.81	687	83.41
80.01 - 85.00	22	$5,485,550.37	1.73	249,343.20	6.707	84.57	635	26.15
85.01 - 90.00	115	$27,988,826.71	8.81	243,381.10	6.847	89.76	652	28.88
90.01 - 95.00	57	$12,704,675.23	4.00	222,889.04	6.866	94.68	665	23.52
95.01 - 100.00	75	$13,722,581.77	4.32	182,967.76	7.084	99.82	704	N/A
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Owner Occupancy of Mortgage Loans

				AVG	WA	WA	WA	IO
Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Owner Occupied	955	$266,942,395.28	83.99	279,520.83	5.841	80.29	681	70.81
Investor	206	$42,296,426.78	13.31	205,322.46	6.113	77.00	693	70.78
Second Home	37	$8,605,647.92	2.71	232,585.08	5.844	74.61	697	86.72
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Property Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Single Family	704	$186,376,430.90	58.64	264,739.25	5.906	80.27	680	68.08
Pud	262	$69,609,454.07	21.90	265,684.94	5.679	77.84	689	85.61
Condominium	131	$32,672,376.67	10.28	249,407.46	5.703	80.54	691	80.34
2-4 Family	101	$29,186,208.34	9.19	288,972.36	6.355	79.52	680	46.89
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Loan Purpose of Mortgage Loans

				AVG	WA	WA	WA	IO
Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Purchase	790	$202,938,137.49	63.85	256,883.72	5.867	80.75	694	74.40
Refi/Cashout	372	$105,821,214.53	33.29	284,465.63	5.919	77.62	662	64.98
Refi/No Cashout	36	$9,085,117.96	2.86	252,364.39	5.608	80.45	675	73.37
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Document Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Stated Income	811	$225,233,988.54	70.86	277,723.78	5.877	80.08	683	75.23
Full Doc	174	$39,082,049.59	12.30	224,609.48	5.602	78.22	673	74.95
No Income, Verified Assets	69	$20,675,791.88	6.51	299,649.16	5.894	77.30	690	72.30
No Doc	79	$19,811,817.93	6.23	250,782.51	5.957	74.31	697	63.66
Reduced	65	$13,040,822.04	4.10	200,628.03	6.557	89.58	672	0.88
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Product Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2/6 Arm	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Index Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6 Mo Libor	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Geographical Distribution of Mortgages Loans

				AVG	WA	WA	WA	IO
State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
California	554	$183,175,350.75	57.63	330,641.43	5.604	78.40	688	83.43
New Jersey	82	$20,831,138.19	6.55	254,038.27	6.662	80.20	653	48.88
Georgia	88	$14,605,548.78	4.60	165,972.15	5.789	81.17	683	91.62
Nevada	57	$14,166,773.78	4.46	248,539.89	5.456	73.18	696	88.68
Florida	63	$11,979,975.64	3.77	190,158.34	6.375	79.63	683	70.08
Connecticut	29	$7,114,006.75	2.24	245,310.58	6.099	81.14	693	26.69
Colorado	32	$6,766,175.40	2.13	211,442.98	5.810	78.36	684	78.01
Arizona	38	$6,359,591.38	2.00	167,357.67	5.790	81.50	683	72.97
New York	24	$6,138,439.35	1.93	255,768.31	6.633	83.88	639	18.47
Massachusetts	23	$5,761,887.00	1.81	250,516.83	6.076	80.60	667	37.78
Maryland	18	$5,677,261.88	1.79	315,403.44	6.629	87.08	689	47.75
Illinois	23	$5,597,830.65	1.76	243,383.94	7.347	88.58	678	N/A
Pennsylvania	27	$4,332,839.64	1.36	160,475.54	6.721	83.07	654	15.10
Other	140	$25,337,650.79	7.97	180,983.22	6.365	85.57	677	41.76
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Prepay Term for Mortgage Loans

				AVG	WA	WA	WA	IO
Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
No Penalty	389	$96,699,555.66	30.42	248,584.98	6.496	83.62	676	43.74
6	9	$2,883,943.23	0.91	320,438.14	6.262	77.27	662	36.06
12	119	$34,631,945.01	10.90	291,024.75	5.745	76.70	687	72.62
24	596	$162,346,169.51	51.08	272,392.90	5.571	78.23	686	85.41
36	65	$16,099,803.82	5.07	247,689.29	5.466	78.55	678	93.44
48	1	$166,619.00	0.05	166,619.00	5.000	80.00	763	100.00
60	19	$5,016,433.75	1.58	264,022.83	5.896	77.45	711	80.87
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Fico Scores of Mortgage Loans

				AVG	WA	WA	WA	IO
Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
576 - 600	35	$8,070,725.81	2.54	230,592.17	7.113	79.82	588	17.53
601 - 625	108	$27,771,954.10	8.74	257,147.72	6.470	81.21	616	41.34
626 - 650	178	$49,449,166.90	15.56	277,804.31	6.079	79.56	637	68.26
651 - 675	239	$63,432,436.39	19.96	265,407.68	5.903	79.65	664	71.50
676 - 700	249	$63,431,937.37	19.96	254,746.74	5.765	80.08	687	79.19
701 - 725	164	$45,739,517.82	14.39	278,899.50	5.671	79.32	711	79.96
726 - 750	100	$25,404,723.79	7.99	254,047.24	5.689	80.35	738	73.33
751 - 775	77	$20,759,341.55	6.53	269,601.84	5.325	77.65	762	83.89

776 - 800	39	$11,288,802.36	3.55	289,456.47	5.514	77.97	784	82.07
801 - 825	9	$2,495,863.89	0.79	277,318.21	5.382	81.85	805	91.77
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Debt to Income of Mortgage Loans

				AVG	WA	WA	WA	IO
Debt to Income	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Not Available	186	$49,800,591.18	15.67	267,745.11	6.015	77.03	691	61.37
0.01 - 25.00	113	$26,242,660.66	8.26	232,235.94	5.551	75.55	695	84.20
25.01 - 30.00	81	$21,162,458.13	6.66	261,264.92	5.682	78.77	697	83.98
30.01 - 35.00	164	$41,492,878.38	13.05	253,005.36	5.854	81.35	681	72.08
35.01 - 40.00	263	$70,079,349.79	22.05	266,461.41	5.813	79.93	683	77.58
40.01 - 45.00	253	$72,272,613.39	22.74	285,662.50	5.847	81.42	679	73.78
45.01 - 50.00	116	$30,911,213.09	9.73	266,475.97	6.242	81.56	667	50.62
50.01 - 55.00	18	$5,196,604.99	1.63	288,700.28	6.225	78.14	657	52.62
55.01 - 60.00	2	$430,622.73	0.14	215,311.37	6.667	86.52	675	N/A
60.01 - 65.00	2	$255,477.64	0.08	127,738.82	5.983	78.86	641	N/A
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Margins of Mortgage Loans

				AVG	WA	WA	WA	IO
Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2.000 - 2.499	81	$22,420,536.43	7.05	276,796.75	5.736	78.29	695	82.59
2.500 - 2.999	406	$122,292,900.88	38.48	301,214.04	5.401	78.12	688	93.81
3.000 - 3.499	253	$66,271,874.13	20.85	261,944.17	5.635	77.58	705	95.38
3.500 - 3.999	131	$36,059,242.00	11.34	275,261.39	5.930	74.74	673	62.58
4.000 - 4.499	6	$1,069,867.79	0.34	178,311.30	5.867	75.40	657	46.66
4.500 - 4.999	3	$733,596.34	0.23	244,532.11	6.212	77.12	648	46.15
5.000 - 5.499	113	$21,395,729.45	6.73	189,342.74	6.867	94.90	690	6.78
5.500 - 5.999	41	$9,062,301.09	2.85	221,031.73	6.637	77.37	665	18.38
6.000 - 6.499	98	$23,460,196.21	7.38	239,389.76	6.864	87.24	642	7.89
6.500 - 6.999	43	$9,517,329.26	2.99	221,333.24	7.295	84.97	619	16.75
7.000 - 7.499	19	$4,867,052.97	1.53	256,160.68	7.657	82.41	621	N/A
7.500 - 7.999	1	$145,603.69	0.05	145,603.69	8.000	90.00	613	N/A
8.000 - 8.499	3	$548,239.74	0.17	182,746.58	8.749	86.28	606	N/A
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Next Rate Change Dates of Mortgage Loans

				AVG	WA	WA	WA	IO
Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
October 2006	345	$84,227,351.04	26.50	244,137.25	6.166	82.99	688	51.55
November 2006	477	$131,334,278.79	41.32	275,333.92	5.786	78.13	683	76.19
December 2006	376	$102,282,840.15	32.18	272,028.83	5.757	78.99	678	81.08
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Maximum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
9.500 - 9.999	3	$894,500.00	0.28	298,166.67	4.169	67.11	677	100.00
10.000 - 10.499	46	$13,288,636.60	4.18	288,883.40	4.371	73.47	704	97.30
10.500 - 10.999	151	$41,479,477.06	13.05	274,698.52	4.829	75.78	705	95.11
11.000 - 11.499	231	$65,306,505.43	20.55	282,712.14	5.232	77.11	697	93.55
11.500 - 11.999	258	$72,429,908.22	22.79	280,736.08	5.709	78.38	683	85.77
12.000 - 12.499	139	$37,225,102.17	11.71	267,806.49	6.214	79.67	677	66.21
12.500 - 12.999	133	$33,654,090.15	10.59	253,038.27	6.679	83.04	660	40.71
13.000 - 13.499	86	$21,521,056.75	6.77	250,244.85	7.140	83.45	653	32.52
13.500 - 13.999	84	$19,072,911.67	6.00	227,058.47	7.445	87.66	662	20.94
14.000 - 14.499	27	$5,256,311.36	1.65	194,678.20	7.662	95.98	670	1.60
14.500 - 14.999	24	$4,401,972.05	1.38	183,415.50	7.988	94.93	684	N/A
15.000 - 15.499	7	$1,098,665.32	0.35	156,952.19	8.541	97.51	692	16.95
15.500 - 15.999	3	$352,578.03	0.11	117,526.01	9.656	91.23	652	87.68
17.000 - 17.499	2	$730,355.84	0.23	365,177.92	5.375	80.00	685	N/A
17.500 - 17.999	1	$263,460.36	0.08	263,460.36	5.875	80.00	705	N/A
18.000 - 18.499	2	$609,210.43	0.19	304,605.22	6.125	80.00	683	N/A
18.500 - 18.999	1	$259,728.54	0.08	259,728.54	5.750	80.00	673	N/A
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
2.000 - 2.499	81	$22,420,536.43	7.05	276,796.75	5.736	78.29	695	82.59
2.500 - 2.999	406	$122,292,900.88	38.48	301,214.04	5.401	78.12	688	93.81
3.000 - 3.499	253	$66,271,874.13	20.85	261,944.17	5.635	77.58	705	95.38
3.500 - 3.999	131	$36,059,242.00	11.34	275,261.39	5.930	74.74	673	62.58
4.000 - 4.499	6	$1,069,867.79	0.34	178,311.30	5.867	75.40	657	46.66
4.500 - 4.999	2	$338,550.00	0.11	169,275.00	7.335	82.27	637	100.00
5.000 - 5.499	100	$18,243,543.99	5.74	182,435.44	6.987	96.44	700	2.20
5.500 - 5.999	30	$7,237,711.90	2.28	241,257.06	6.492	78.73	670	12.30
6.000 - 6.499	77	$17,602,945.37	5.54	228,609.68	6.729	86.99	653	2.09
6.500 - 6.999	50	$12,061,666.56	3.79	241,233.33	6.859	84.75	630	19.07
7.000 - 7.499	30	$7,013,581.55	2.21	233,786.05	7.233	83.73	611	21.20
7.500 - 7.999	25	$5,936,732.50	1.87	237,469.30	7.654	82.97	620	15.65
8.000 - 8.499	2	$511,422.84	0.16	255,711.42	8.089	90.00	598	N/A
8.500 - 8.999	4	$597,684.04	0.19	149,421.01	8.760	86.59	607	N/A
9.000 - 9.499	1	$186,210.00	0.06	186,210.00	9.000	90.00	638	100.00
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
2.000	92	$16,491,972.07	5.19	179,260.57	7.017	97.59	702	N/A
2.500	1	$318,515.90	0.10	318,515.90	5.625	80.00	689	N/A
3.000	1,061	$285,588,233.36	89.85	269,168.93	5.773	78.76	682	77.73
4.000	2	$406,503.58	0.13	203,251.79	6.385	82.72	672	29.32
6.000	41	$14,779,516.53	4.65	360,476.01	6.612	77.73	675	29.07
6.750	1	$259,728.54	0.08	259,728.54	5.750	80.00	673	N/A
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
1.000	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23
Total:	1,198	$317,844,469.98	100.00	265,312.58	5.877	79.70	683	71.23

Deal Name: Opteum 2005-1

Detailed collateral Info

WA DTI

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	ELTV	% of Full Doc	% of No Doc	% of Primary Owner	% Single Family	% of IO loans	% Cashout	DTI
Aggregated		807,733,716.71	218,957.36	100.00	6.115	349	689	77.63	-	16.73	8.90	81.21	58.32	62.53	35.98	36.41
700-800k		16,648,268.93	756,739.50	2.06	5.938	358	683	70.03	-	N/A	4.57	76.95	58.68	68.02	50.35	39.26
800-900k		9,275,653.59	843,241.24	1.15	5.968	358	720	71.10	-	9.16	0.00	82.67	56.48	81.66	54.62	34.41
900k-$1MM		13,511,010.62	965,072.19	1.67	5.762	358	686	72.95	-	21.56	6.74	78.70	49.88	85.97	50.23	37.90
$1.1-1.2MM		1,167,664.70	1,167,664.70	0.14	6.000	358	730	61.58	-	N/A	0.00	100.00	N/A	N/A	100.00	31.10
$1.2-1.3MM		1,235,000.00	1,235,000.00	0.15	6.250	359	696	65.00	-	N/A	0.00	100.00	100.00	100.00	100.00	44.40
1.5-2		1,725,000.00	1,725,000.00	0.21	5.500	359	680	59.48	-	N/A	0.00	100.00	N/A	100.00	100.00	45.20

Breakeven Analysis for Opteum 2005-1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. 1st dollar loss
2. Stepdown fail
3. 12 month lag
4. Run to Maturity
5. P&I Advance
6. Forwards as of 1-18-2005
7. Deal Settles 1-31-2005

65% OF PRICING

45% LOSS SEVERITY

CLASS M-7	CDR	Coll Loss(%)	WAL
Forwards	4.36	8.87	22.77
Forwards + 200	2.48	5.44	24.34

CLASS M-9	CDR	Coll Loss(%)	WAL
Forwards	3.78	7.86	23.80
Forwards + 200	1.91	4.29	25.25

55% LOSS SEVERITY

CLASS M-7	CDR	Coll Loss(%)	WAL
Forwards	3.54	9.08	23.39
Forwards + 200	2.02	5.52	24.78

CLASS M-9	CDR	Coll Loss(%)	WAL
Forwards	3.08	8.05	23.96
Forwards + 200	1.56	4.35	25.45

100% OF PRICING

45% LOSS SEVERITY

CLASS M-7	CDR	Coll Loss(%)	WAL
Forwards	4.50	6.45	17.36
Forwards + 200	2.61	3.94	18.49

CLASS M-9	CDR	Coll Loss(%)	WAL
Forwards	3.61	5.30	18.14
Forwards + 200	1.77	2.73	19.32

55% LOSS SEVERITY

CLASS M-7	CDR	Coll Loss(%)	WAL
Forwards	3.65	6.54	17.71
Forwards + 200	2.12	3.96	18.78

CLASS M-9	CDR	Coll Loss(%)	WAL
Forwards	2.94	5.37	18.34
Forwards + 200	1.44	2.74	19.39

OPTEUM 2005-1 DTI COLLATERAL TABLE

Debt to Income of Mortgage Loans

				AVG	WA	WA	WA	IO
Debt to Income	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Not Available	644	$148,485,987.47	18.38	230,568.30	6.153	74.10	693	56.09
0.01 - 25.00	370	$71,656,461.11	8.87	193,666.11	5.855	74.23	706	71.97
25.01 - 30.00	316	$68,452,889.86	8.47	216,623.07	6.060	77.44	699	65.37
30.01 - 35.00	510	$109,048,520.39	13.50	213,820.63	6.065	78.89	691	66.34
35.01 - 40.00	747	$158,071,811.39	19.57	211,608.85	6.131	79.11	689	67.06
40.01 - 45.00	794	$170,409,030.78	21.10	214,620.95	6.170	80.15	682	62.63
45.01 - 50.00	249	$65,276,112.64	8.08	262,153.06	6.262	78.48	674	51.12
50.01 - 55.00	43	$11,980,663.79	1.48	278,620.09	5.993	72.27	663	50.01
55.01 - 60.00	9	$2,966,735.46	0.37	329,637.27	6.839	76.20	679	9.57
60.01 - 65.00	5	$1,090,033.03	0.13	218,006.61	5.902	76.61	652	56.92
65.01 - 70.00	2	$295,470.79	0.04	147,735.40	5.575	66.96	743	57.57
Total:	3,689	$807,733,716.71	100.00	218,957.36	6.114	77.63	689	62.53

Deal Info	
Deal Name	Opteum 05-1
Bloomberg Ticker:	
Asset Class:	Subprime
Issuer:	Opteum
Trustee:	Wells Fargo
Lead Manager(s)	Citigroup
Month:	
To Roll	30
Remaining Term	349
Remaining IO Term	112

Key

- Cells in red font are calculations and should be left alone.
- Significant Loans qualifiers are list below each bucket

(i) Fill in top 15 states only, combine the remaining in the "Other" Bucket.
(ii) Extend Fixed / Floating bucket to include all loan types also separate 2/28 from Interest Only (IO) 2/28 and so on. If the concentration of IO's is greater than 20% please fill out the IO template.

FICO BUCKET														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
FICO	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
NA	N/A	-	0.00%	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
=<500	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
>500 =<520	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
>520 =<540	1	121,458	0.02%	121,458	6.88	529	96.42	42.00	0.00	0.00	0.00	0.02	0.00	0.00
>540 =<560	-	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
>560 =<580	3	727,839	0.09%	242,613	6.66	580	77.15	37.89	0.00	0.00	0.09	0.00	0.00	0.06
>580 =<600	49	10,663,641	1.32%	217,625	7.00	589	79.11	38.83	0.10	0.32	1.05	0.01	0.00	0.11
>600 =<620	114	26,021,626	3.22%	228,260	6.69	612	80.80	39.85	0.27	0.42	2.12	0.17	0.08	0.62
>620 =<640	439	95,199,765	11.79%	216,856	6.38	631	77.75	38.27	1.67	1.69	6.51	1.16	0.97	7.07
>640 =<660	483	106,777,063	13.22%	221,071	6.20	651	76.84	37.40	1.65	2.14	6.09	0.85	1.29	8.24
>660 =<680	676	148,203,333	18.35%	219,236	6.15	671	78.81	37.40	2.86	3.03	6.59	1.81	1.65	11.30
>680 =<700	544	115,103,209	14.25%	211,587	6.09	690	78.51	36.40	2.61	2.79	4.20	1.36	1.17	9.53
>700 =<750	943	206,991,213	25.63%	219,503	5.97	723	77.48	35.23	6.58	4.96	6.92	2.04	2.29	16.83
>750	437	97,924,571	12.12%	224,084	5.79	773	74.86	33.14	3.06	2.06	2.41	0.81	1.45	8.76
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

FICO Mean: 689 Median: Standard Deviation:

LTV BUCKET														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
=<50	115	23,020,765	2.85%	200,181	5.80	705	41.99	32.45	0.54	0.46	1.97	0.00	1.18	0.87
>50 =<55	58	13,354,208	1.65%	230,245	5.69	696	54.09	30.81	0.27	0.15	1.10	0.00	0.59	0.67
>55 =<60	101	28,195,037	3.49%	279,159	5.68	685	58.82	36.17	0.61	1.05	2.67	0.00	0.60	1.82
>60 =<65	113	36,863,237	4.56%	326,223	5.69	685	64.03	36.77	0.57	0.39	3.70	0.00	1.19	2.76
>65 =<70	337	85,161,874	10.54%	252,706	5.50	692	69.43	34.41	3.30	2.68	4.97	0.00	0.58	7.90
>70 =<75	189	43,995,367	5.45%	232,780	6.00	695	74.15	36.46	1.79	0.87	2.74	0.00	0.27	3.46
>75 =<80	1,693	444,832,233	55.07%	262,748	5.87	692	79.78	36.60	9.13	8.75	12.79	0.54	3.62	41.65
>80 =<85	48	9,718,801	1.20%	202,475	6.76	649	84.40	38.20	0.16	0.33	0.84	0.57	0.02	0.36
>85 =<90	330	53,514,731	6.63%	162,166	7.19	664	89.74	37.66	1.57	1.71	3.44	2.95	0.44	1.94
>90 =<95	327	37,065,418	4.59%	113,350	7.80	675	94.77	37.91	0.73	0.66	1.61	2.49	0.38	1.10
>95 <100	57	3,877,322	0.48%	68,023	8.97	692	99.07	36.62	0.02	0.05	0.03	0.16	0.00	0.00
=>100	321	28,134,723	3.48%	87,647	8.66	696	100.00	38.00	0.11	0.29	0.12	1.51	0.02	0.00
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

LTV Mean: 77.63 Median: Standard Deviation:

DTI BUCKET

DTI	Deal Size # Loans	Deal Size Balance	Deal Size %	WA Loan Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Not Available	644	148485987.5	18.38%	230,568	6.15	693	74.10		2.65	3.01	7.33	1.47	8.90	10.31
=<20	162	30,221,984	3.74%	186,555	5.93	713	73.72	14.04	1.68	0.82	0.95	0.24	0.00	2.47
>20 =<25	208	41,434,477	5.13%	199,204	5.80	700	74.60	22.73	1.45	0.64	1.96	0.29	0.00	3.91
>25 =<30	316	68,452,890	8.47%	216,623	6.06	699	77.44	27.65	1.59	0.98	2.61	0.55	0.00	5.54
>30 =<35	510	109,048,520	13.50%	213,821	6.07	691	78.89	32.85	2.69	2.03	4.42	0.80	0.00	8.96
>35 =<40	747	158,071,811	19.57%	211,609	6.13	689	79.10	37.65	3.09	3.73	6.31	1.90	0.00	13.12
>40 =<45	794	170,409,031	21.10%	214,621	6.17	682	80.15	42.48	3.34	4.14	7.52	2.23	0.00	13.21
>45 =<50	249	65,276,113	8.08%	262,153	6.26	674	78.48	47.24	1.60	1.38	3.84	0.66	0.00	4.13
>50 =<55	43	11,980,664	1.48%	278,620	5.99	663	72.27	52.83	0.51	0.54	0.76	0.03	0.00	0.74
>55 =<60	9	2,966,735	0.37%	329,637	6.84	679	76.20	56.69	0.16	0.12	0.15	0.02	0.00	0.04
>60	7	1,385,504	0.17%	197,929	5.83	671	74.55	63.94	0.04	0.00	0.13	0.02	0.00	0.10
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

DTI Mean: 36.41 Median: Standard Deviation:

PURPOSE BUCKET

Purpose	Deal Size # Loans	Deal Size Balance	Deal Size %	WA Loan Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Purchase	2,386	476,073,376	58.94%	199,528	6.17	699	80.56	36.00	13.47	9.89		4.96	3.83	40.21
Refi (Cash out)	1,136	290,612,115	35.98%	255,821	6.07	673	73.51	37.37	4.49	6.84	35.98	2.74	4.47	19.27
Refi (no Cash)	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A	N/A	N/A
Refi (Rate Term)	167	41,048,226	5.08%	245,798	5.82	690	72.86	34.65	0.83	0.67		0.52	0.60	3.05
Consolidation	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A	N/A	N/A
Other	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A	N/A	N/A
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

OCCUPANCY BUCKET

Occ Type	Deal Size # Loans	Deal Size Balance	Deal Size %	WA Loan Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Primary (OOC)	2,792	655,959,935	81.21%	234,943	6.05	686	77.91	36.85		12.21	31.49	6.97	8.23	50.46
Investment	745	122,788,926	15.20%	164,817	6.44	702	76.41	34.61	15.20	4.86	3.77	1.01	0.44	9.64
2nd / Vacation	152	28,984,856	3.59%	190,690	6.31	705	76.48	34.66	3.59	0.33	0.72	0.24	0.23	2.44
Rental	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

DOCUMENTATION BUCKET

Doc Type	Deal Size # Loans	Deal Size Balance	Deal Size %	WA Loan Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Full	719	135,124,773	16.73%	187,934	5.87	692	77.76	36.38	4.14	2.94	5.70	0.65		10.56
Alternative	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Limited	98	20,551,061	2.54%	209,705	6.66	670	88.14	39.37	0.00	0.19	1.61	1.61		0.01
Stated	2,306	524,004,845	64.87%	227,235	6.15	688	78.28	36.32	12.33	11.74	22.29	5.05		42.61
No Ratio	246	56,168,820	6.95%	228,329	6.17	691	77.36	N/A	1.64	1.38	1.91	0.23		N/A
NINA	320	71,884,218	8.90%	224,638	6.13	695	69.86	N/A	0.67	1.14	4.47	0.68	8.90	4.78
No Doc	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

PROPERTY BUCKET														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
Property Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Single Family	2,082	471,059,917	58.32%	226,254	6.12	686	77.74	36.75	8.81	0.00	23.09	5.42	5.38	34.81
PUD	979	196,149,149	24.28%	200,357	6.01	694	77.68	35.08	4.79	0.00	6.05	1.46	2.38	17.75
2-4 Unit	276	69,415,367	8.59%	251,505	6.48	690	75.62	37.77	3.74	8.59	4.31	0.87	0.53	3.50
Townhouse	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Condo	351	71,040,390	8.80%	202,394	6.00	695	78.70	36.46	1.45	8.80	2.53	0.46	0.61	6.48
MH	1	68,893	0.01%	68,893	6.13	600	88.60	42.30	0.00	0.01	0.00	0.01	0.00	0.00
Other	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

PRINCIPAL BUCKET														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
UPB	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
=<50	384	12,853,074	1.59%	33,472	9.89	690	94.19	34.85	0.59	0.24	0.26	0.04	0.05	0.01
>50 =<75	235	14,844,228	1.84%	63,167	8.63	687	86.59	35.38	0.53	0.46	0.38	0.18	0.11	0.22
>75 =<100	242	21,577,738	2.67%	89,164	7.43	690	80.59	34.92	1.07	0.39	0.69	0.29	0.23	1.03
>100 =<125	289	32,795,767	4.06%	113,480	6.44	690	78.16	34.62	1.42	0.38	0.96	0.43	0.32	2.40
>125 =<150	326	44,923,264	5.56%	137,801	6.26	688	78.24	36.29	1.63	0.59	1.40	0.91	0.69	3.12
>150 =<200	526	91,744,370	11.36%	174,419	6.19	686	77.56	35.64	2.61	1.79	3.78	1.37	1.25	6.81
>200 =<250	422	95,050,592	11.77%	225,238	5.97	686	77.26	36.70	1.86	2.37	4.53	1.09	1.24	7.04
>250 =<300	388	106,900,759	13.23%	275,517	5.89	691	77.89	37.01	2.11	3.35	4.73	1.40	1.30	8.76
>300 =<350	243	78,833,693	9.76%	324,418	5.85	691	78.83	37.00	1.40	2.14	3.56	0.88	0.71	6.81
>350 =<400	231	86,770,879	10.74%	375,632	5.85	686	77.73	36.35	1.62	1.99	4.10	0.65	1.08	7.16
>400 =<450	101	42,790,947	5.30%	423,673	5.85	681	77.61	37.13	0.63	0.83	2.35	0.16	0.48	3.57
>450 =<500	98	46,472,643	5.75%	474,211	5.92	694	75.68	35.23	0.48	0.71	1.99	0.30	0.70	3.76
>500 =<600	104	56,609,924	7.01%	544,326	5.82	695	77.20	36.98	1.08	1.06	2.39	0.20	0.20	5.17
>600 =<700	50	32,003,240	3.96%	640,065	5.86	692	74.22	36.25	0.73	0.40	1.84	0.23	0.24	2.54
=>700	50	43,562,598	5.39%	871,252	5.88	693	70.37	37.87	1.03	0.70	3.02	0.09	0.31	4.14
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

* In $1,000

Min 9,990 Max 1,725,000

State Concentration Bucket (i)														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
State*	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
California	1,466	428,053,415	52.99%	291,987	5.90	692	76.19	36.47	8.29	9.91	20.02	1.61	5.27	37.37
Georgia	561	76,582,471	9.48%	136,511	6.03	698	80.33	34.94	1.76	0.38	0.81	0.68	0.51	6.54
New Jersey	200	48,332,428	5.98%	241,662	6.61	670	77.40	39.26	1.05	2.25	3.33	0.78	0.62	2.62
Florida	244	37,882,925	4.69%	155,258	6.57	691	78.19	35.06	1.73	0.78	1.35	0.61	0.77	3.09
Nevada	132	30,622,406	3.79%	231,988	5.69	697	74.31	32.41	0.91	0.16	1.33	0.26	0.31	3.22
New York	119	30,191,079	3.74%	253,707	6.47	670	76.03	41.08	0.84	1.04	2.07	0.29	0.38	1.11
Arizona	131	17,662,485	2.19%	134,828	6.19	687	80.31	30.89	0.86	0.11	0.41	0.25	0.06	1.53
Connecticut	77	15,472,103	1.92%	200,936	6.35	681	78.05	39.94	0.44	0.62	0.91	0.10	0.13	0.49
Colorado	82	14,112,773	1.75%	172,107	6.10	688	79.77	37.71	0.27	0.13	0.61	0.27	0.06	1.13
Massachusetts	48	12,119,595	1.50%	252,492	6.10	678	76.03	34.86	0.23	0.54	0.82	0.05	0.09	0.58
Washington	63	11,095,764	1.37%	176,123	6.16	696	81.42	37.54	0.19	0.22	0.42	0.14	0.06	0.99
Pennsylvania	84	11,086,867	1.37%	131,987	6.82	664	81.69	34.36	0.28	0.10	0.62	0.29	0.21	0.30
Texas	81	9,179,134	1.14%	113,323	6.87	689	82.49	38.02	0.31	0.05	0.12	0.24	0.04	0.33
Illinois	41	8,635,943	1.07%	210,633	7.36	680	85.96	37.80	0.08	0.31	0.43	0.67	0.02	0.05
Maryland	33	8,542,047	1.06%	258,850	6.70	684	83.76	37.18	0.23	0.07	0.48	0.29	0.04	0.46
Other	327	48,162,281	5.96%	147,285	6.58	685	82.43	36.05	1.31	0.73	2.25	1.71	0.32	2.74
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

*Separate California into North and South if possible.

California Breakdown	# Loans	Deal Size Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
NON-CA	2,223	379,680,301	122.04%	170,796	6.35	686	79.26	36.35	10.50	7.49	15.96	6.61	3.63	25.16
CA North	384	116,934,316	14.48%	304,516	5.86	694	76.25	36.93	2.51	1.32	5.05	0.58	1.79	10.79
CA South	1,082	311,119,100	38.52%	287,541	5.92	691	76.16	36.31	5.78	8.59	14.98	1.03	3.48	26.58
	3,689	807,733,717	175.03%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

FIXED / FLOATING (ii)

Type	# Loans	Deal Size Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Fixed	1,155	153,070,131	18.95%	132,528	7.20	689	76.50	37.02	3.61	3.45	9.30	1.52	2.46	0.00
Fixed IO	243	56,823,952	7.03%	233,843	6.42	703	75.12	34.97	1.99	1.32	2.91	0.70	0.78	7.03
6m ARM	29	8,723,263	1.08%	300,802	5.96	676	75.70	36.66	0.32	0.37	0.20	0.01	0.08	0.00
2/28	480	106,593,376	13.20%	222,070	6.70	663	84.51	39.32	1.93	2.99	5.80	3.89	0.93	0.00
3/27	48	10,054,059	1.24%	209,460	6.17	684	75.62	35.58	0.22	0.11	0.67	0.05	0.12	0.00
5/25	74	23,520,661	2.91%	317,847	5.96	699	75.49	33.12	0.57	0.49	0.73	0.23	0.53	0.00
7/23	3	669,121	0.08%	223,040	5.87	747	76.18	48.30	0.06	0.00	0.00	0.00	0.00	0.00
6m ARM IO	94	30,427,326	3.77%	323,695	5.38	699	76.69	36.57	0.70	0.31	0.61	0.05	0.57	3.77
1/29 IO	1	384,000	0.05%	384,000	5.25	769	80.00	43.90	0.00	0.00	0.00	0.00	0.00	0.05
2/28 IO	928	259,508,521	32.13%	279,643	5.52	690	77.52	35.71	5.44	5.72	9.93	1.13	1.86	32.13
3/27 IO	309	72,580,998	8.99%	234,890	5.58	692	75.71	36.73	1.92	1.39	2.67	0.23	0.83	8.99
5/25 IO	303	78,172,618	9.68%	257,995	5.86	698	76.16	35.86	1.80	1.20	2.96	0.41	0.74	9.68
7/23 IO	14	4,532,140	0.56%	323,724	5.41	724	74.60	29.47	0.14	0.04	0.20	0.00	0.00	0.56
10/20 IO	8	2,673,550	0.33%	334,194	5.61	744	76.27	34.18	0.09	0.00	0.00	0.00	0.00	0.33
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

Type	# Loans	Deal Size Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
First	3,081	775,147,160	95.97%	251,589	5.94	689	76.87	36.41	17.87	16.78	35.20	8.22	8.78	62.53
Second	608	32,586,557	4.03%	53,596	10.23	687	95.78	36.39	0.92	0.62	0.78	0.00	0.12	0.00
Third	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other	N/A	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

PREPAYMENT BUCKET

Type	# Loans	Deal Size Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
None	1,091	224,687,312	27.82%	205,946	6.54	685	79.75	37.21	4.55	5.92	11.05	5.44	1.59	12.11
6 Months	258	24,206,277	3.00%	93,823	8.08	679	87.66	37.54	0.66	0.46	0.40	0.00	0.45	0.67
1 Year	329	85,556,874	10.59%	260,051	6.04	693	75.59	35.79	2.60	1.86	3.81	0.38	1.06	6.31
2 Year	1,104	272,685,552	33.76%	246,998	5.74	688	77.52	36.12	5.93	5.97	11.06	0.98	2.58	26.53
3 Year	744	156,210,213	19.34%	209,960	5.95	691	75.30	36.48	3.93	2.66	7.52	1.16	2.84	13.56
5 Year	162	44,220,868	5.47%	272,968	5.89	710	74.26	34.43	1.10	0.53	2.14	0.26	0.37	3.32
Other	1	166,619	0.02%	166,619	5.00	763	80.00	42.50	0.02	0.00	0.00	0.00	0.00	0.02
TOTAL	3,689	807,733,717	100.00%	218,957	6.11	689	77.63	36.41	18.79	17.40	35.98	8.22	8.90	62.53

INDEX BUCKET

Type	Deal Size: # Loans	Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
					Weighted Average Collateral Characteristics									
Libor - 6 Month	2,291	597,839,633	74.01%	260,951	5.81	688	78.16	36.40	13.19	12.63	23.76	6.01	5.66	55.50
Fixed	1,398	209,894,083	25.99%	150,139	6.99	693	76.13	36.45	5.60	4.77	12.21	2.21	3.24	7.03
			0.00%											
			0.00%											
			0.00%											
			0.00%											
			0.00%											
			0.00%											
Other			0.00%											
TOTAL	**3,689**	**807,733,717**	**100.00%**	**218,957**	**6.11**	**689**	**77.63**	**36.41**	**18.79**	**17.40**	**35.98**	**8.22**	**8.90**	**62.53**

List all reset rates

MORTGAGE INSURANCE (MI)

Type	Deal Size: # Loans	Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
					Weighted Average Collateral Characteristics									
=>80 LTV with MI	331	64,284,061	7.96%	194,212	6.83	687	92.71	37.39	1.25	1.26	2.48	7.96	0.68	2.51
>80 LTV without MI	763	70,525,311	0.0873126	92,432	8.45	662	93.20	38.40	1.34	1.78	3.74	0.00	0.20	0.89
<80 LTV with MI	6	2,118,672	0.002623	353,112	7.09	693	79.57	40.69	0.00	0.08	0.26	0.26	0.00	0.00
Not covered by MI	2,589	670,805,673	0.8304787	259,098	5.80	692	74.54	36.07	16.20	14.27	29.49	0.00	8.02	59.13
Other	-	-	0	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	**3,689**	**807,733,717**	**100.00%**	**218,957**	**6.11**	**689**	**77.63**	**36.41**	**18.79**	**17.40**	**35.98**	**8.22**	**8.90**	**62.53**

MI coverage based on FICO and LTV buckets

FICO	Loan-to-Value (LTV): =<50	>50 =<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
NA	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
=<500	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
>500 =<550	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.00
>550 =<600	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00
>600 =<625	0.00	0.00	0.00	0.00	0.00	0.00	0.08	0.03	0.14	0.11	0.02	0.00
>625 =<650	0.00	0.00	0.00	0.00	0.00	0.00	0.06	0.15	0.68	0.62	0.00	0.00
>650 =<675	0.00	0.00	0.00	0.00	0.00	0.00	0.14	0.08	0.54	0.42	0.04	0.46
>675 =<700	0.00	0.00	0.00	0.00	0.00	0.00	0.05	0.10	0.53	0.70	0.02	0.38
>700 =<725	0.00	0.00	0.00	0.00	0.00	0.00	0.06	0.04	0.60	0.33	0.04	0.24
>725 =<750	0.00	0.00	0.00	0.00	0.00	0.00	0.04	0.07	0.18	0.18	0.03	0.23
>750 <800	0.00	0.00	0.00	0.00	0.00	0.00	0.11	0.09	0.28	0.08	0.00	0.20
=>800	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.03	0.02	0.00

Master Servicer: Wells Fargo
Backup Servicer:

	%	Name
Primary Servicer (s):	95	Cenlar FSB
2	5	Option One
3		
4		
5		
6		
7		
8		
9		
10		

	%	Name
Originator (s)	47.54	Homestar Conduit
2	30.66	Homestar Wholesale
3	21.80	Homestar Retail
4		
5		
6		
7		
8		
9		
10		

If there are more then 10 Servicers or Originator please list them ALL:

Significant Loan Breakdown*														
	Deal Size		LTV Significant Loans (i)			Doc Significant Loans (ii)			DTI Significant Loans (iv)			Property Significant Loans (iii)		
FICO	Balance	%		Balance	%		Balance	%		Balance	%		Balance	%
NA	-	0.00%	Loan to Value (LTV) > 80	-	0.00	All No DOC, No Ratio and NINA	-	0.00	Debt To Income (DTI) >40		0.00	All Property Types except SF and PUD		0.00
=<500	-	0.00%		-	0.00		-	0.00			0.00			0.00
>500 =<520	-	0.00%		-	0.00		-	0.00			0.00			0.00
>520 =<540	121,458	0.02%		121,458	0.00		0.00	0.00		0.00	0.00		0.00	0.00
>540 =<560	-	0.00%		-	0.00		0.00	0.00		0.00	0.00		0.00	0.00
>560 =<580	727,839	0.09%		495,000	0.00		0.00	0.00		0.00	0.00		0.00	0.00
>580 =<600	10,663,641	1.32%		4,890,891	0.01		0.00	0.00		0.00	0.00		0.00	0.00
>600 =<620	26,021,626	3.22%		10,735,133	0.01		86229.00	0.00		0.00	0.00		0.00	0.00
>620 =<640	95,199,765	11.79%		16,096,526	0.02		1433084.00	0.00		0.00	0.00		0.00	0.00
>640 =<660	106,777,063	13.22%		12,517,582	0.02		584738.00	0.00		0.00	0.00		0.00	0.00
>660 =<680	148,203,333	18.35%		18,531,637	0.02		2127240.00	0.00		0.00	0.00		0.00	0.00
>680 =<700	115,103,209	14.25%		12,038,561	0.01		437984.00	0.00		0.00	0.00		0.00	0.00
>700 =<750	206,991,213	25.63%		19,208,763	0.02		2705274.00	0.00		0.00	0.00		0.00	0.00
=>750	97,924,571	12.12%		6,309,508	0.01		850440.00	0.00		0.00	0.00		0.00	0.00
TOTAL	**807,733,717**	**100.00%**	Flow →	**100,945,059**	**0.12**	Flow →	**8224989.00**	**0.01**	Flow →	**0.00**	**0.00**	Flow →	**0.00**	**0.00**

Buckets should flow from one Signifier to the next Signifier see diagram below for flow chart:



Aggregate Collateral
LTV Significant Loans
Doc Significant Loans
DTI Significant Loans
Property Significant Loans

** Cells in red font are calculations and should be left alone.*

(i) Loans with LTV >80 should be placed in each corresponding bucket
(ii) Significant Documentation should consist of No doc, No Ratio and NINA loans.
(iii) Property Significant loans will consist of everything that is not Single Family and (PUD).
(iv) DTI Significant loans should consist of loans with a DTI >40

Breakeven Analysis for Opteum 2005-1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. 1st dollar loss
2. Stepdown fail
3. 12 month lag
4. Run to Maturity
5. P&I Advance
6. Forwards as of 1-18-2005
7. Deal Settles 1-31-2005
8. Loss Severity as defined by Fortis (50% severity for 1st Liens, 100% severity for 2nd Liens)

75% PPV

CLASS A-3	CDR	Coll Loss(%)	WAL
Forwards	11.20	19.27	3.48
Forwards + 100	9.98	17.78	3.59
Forwards + 200	8.87	16.33	3.69
Forwards + 300	8.00	15.13	3.77

CLASS M-7	CDR	Coll Loss(%)	WAL
Forwards	3.75	8.13	21.48
Forwards + 100	2.90	6.49	22.12
Forwards + 200	2.13	4.90	22.66
Forwards + 300	1.53	3.60	23.12

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	3.45	7.56	22.29
Forwards + 100	2.60	5.88	22.77
Forwards + 200	1.85	4.30	23.33
Forwards + 300	1.27	3.02	23.93

100% PPV

CLASS A-3	CDR	Coll Loss(%)	WAL
Forwards	13.39	18.20	2.76
Forwards + 100	12.05	16.86	2.82
Forwards + 200	10.97	15.72	2.87
Forwards + 300	10.23	14.91	2.90

CLASS M-7	CDR	Coll Loss(%)	WAL
Forwards	3.83	6.53	17.63
Forwards + 100	2.97	5.18	18.06
Forwards + 200	2.22	3.96	18.60
Forwards + 300	1.69	3.06	18.96

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	3.44	5.92	18.25
Forwards + 100	2.60	4.58	18.89
Forwards + 200	1.86	3.35	19.20
Forwards + 300	1.35	2.47	19.75

125% PPV

CLASS A-3	CDR	Coll Loss(%)	WAL
Forwards	15.75	17.64	2.30
Forwards + 100	14.47	16.56	2.33
Forwards + 200	13.35	15.57	2.35
Forwards + 300	12.84	15.11	2.36

CLASS M-7	CDR	Coll Loss(%)	WAL
Forwards	3.94	5.49	14.86
Forwards + 100	3.09	4.38	15.15
Forwards + 200	2.37	3.42	15.54
Forwards + 300	1.92	2.79	15.74

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	3.47	4.88	15.50
Forwards + 100	2.64	3.78	15.80
Forwards + 200	1.93	2.81	16.02
Forwards + 300	1.50	2.20	16.42

Bond	Per	Date	Balance	Coupon	Interest	Principal	Loss	Cash Flow
A-2	0	1/31/2005	152,300,000.00	2.66	0	0	0	0
A-2	1	2/25/2005	149,349,487.06	2.66	281,331.94	2,950,512.94	0	3,231,844.88
A-2	2	3/25/2005	145,660,182.06	2.66	308,987.49	3,689,305.00	0	3,998,292.50
A-2	3	4/25/2005	141,234,915.02	2.66	333,642.74	4,425,267.04	0	4,758,909.78
A-2	4	5/25/2005	136,080,695.04	2.66	313,070.73	5,154,219.98	0	5,467,290.71
A-2	5	6/25/2005	130,208,784.66	2.66	311,700.39	5,871,910.37	0	6,183,610.77
A-2	6	7/25/2005	123,635,005.31	2.66	288,629.47	6,573,779.35	0	6,862,408.82
A-2	7	8/25/2005	116,379,149.59	2.66	283,192.85	7,255,855.72	0	7,539,048.57
A-2	8	9/25/2005	108,465,686.78	2.66	266,572.91	7,913,462.81	0	8,180,035.72
A-2	9	10/25/2005	99,926,509.08	2.66	240,432.27	8,539,177.70	0	8,779,609.98
A-2	10	11/25/2005	90,904,885.01	2.66	228,887.22	9,021,624.07	0	9,250,511.29
A-2	11	12/25/2005	81,956,534.13	2.66	201,505.83	8,948,350.88	0	9,149,856.71
A-2	12	1/25/2006	73,247,981.53	2.66	187,725.99	8,708,552.60	0	8,896,278.59
A-2	13	2/25/2006	64,776,247.72	2.66	167,778.57	8,471,733.81	0	8,639,512.38
A-2	14	3/25/2006	56,534,699.55	2.66	134,014.86	8,241,548.17	0	8,375,563.03
A-2	15	4/25/2006	48,516,893.26	2.66	129,495.87	8,017,806.29	0	8,147,302.16
A-2	16	5/25/2006	40,716,569.03	2.66	107,545.78	7,800,324.23	0	7,907,870.01
A-2	17	6/25/2006	33,127,645.64	2.66	93,263.56	7,588,923.39	0	7,682,186.95
A-2	18	7/25/2006	25,744,215.34	2.66	73,432.95	7,383,430.30	0	7,456,863.25
A-2	19	8/25/2006	18,560,538.83	2.66	58,968.56	7,183,676.51	0	7,242,645.07
A-2	20	9/25/2006	11,571,045.75	2.66	42,513.95	6,989,493.08	0	7,032,007.02
A-2	21	10/25/2006	4,770,417.37	2.66	25,649.15	6,800,628.38	0	6,826,277.54
A-2	22	11/25/2006	0	2.66	10,926.91	4,770,417.37	0	4,781,344.27
A-2		Totals:			4,089,269.99	152,300,000.00	0	156,389,269.99

OPTEUM 2005-1 INTEREST ONLY COLLATERAL TABLES

Original Principal Balances of Mortgage Loans

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
25,000.01 - 50,000.00	1	$45,600.00	0.01	45,600.00	8.125	95.00	626	100.00
50,000.01 - 75,000.00	27	$1,793,154.00	0.36	66,413.11	6.351	70.19	695	100.00
75,000.01 - 100,000.00	93	$8,312,126.00	1.65	89,377.70	6.103	76.33	700	100.00
100,000.01 - 125,000.00	170	$19,351,773.00	3.83	113,833.96	5.937	77.46	697	100.00
125,000.01 - 150,000.00	183	$25,217,605.00	4.99	137,801.12	5.758	77.96	695	100.00
150,000.01 - 175,000.00	155	$25,103,502.00	4.97	161,958.08	5.701	76.91	695	100.00
175,000.01 - 200,000.00	160	$29,921,999.00	5.92	187,012.49	5.774	76.67	691	100.00
200,000.01 - 225,000.00	126	$27,041,292.00	5.35	214,613.43	5.557	77.49	694	100.00
225,000.01 - 250,000.00	126	$29,851,304.00	5.91	236,915.11	5.713	76.64	691	100.00
250,000.01 - 275,000.00	129	$33,923,069.00	6.72	262,969.53	5.552	77.27	699	100.00
275,000.01 - 300,000.00	128	$36,812,821.00	7.29	287,600.16	5.638	76.80	695	100.00
300,000.01 - 325,000.00	78	$24,421,887.00	4.84	313,101.12	5.570	78.22	698	100.00
325,000.01 - 359,650.00	117	$39,790,119.00	7.88	340,086.49	5.593	77.26	699	100.00
359,650.01 - 500,000.00	260	$107,785,863.00	21.34	414,561.01	5.605	77.27	692	100.00
500,000.01 -1,000,000.00	145	$92,770,991.00	18.37	639,799.94	5.710	75.00	692	100.00
>1,000,000.00	2	$2,960,000.00	0.59	1,480,000.00	5.813	61.78	687	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Principal Balances of Mortgage Loans as of Cutoff Date

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
25,000.01 - 50,000.00	1	$45,600.00	0.01	45,600.00	8.125	95.00	626	100.00
50,000.01 - 75,000.00	27	$1,793,154.00	0.36	66,413.11	6.351	70.19	695	100.00
75,000.01 - 100,000.00	93	$8,312,126.00	1.65	89,377.70	6.103	76.33	700	100.00
100,000.01 - 125,000.00	170	$19,351,773.00	3.83	113,833.96	5.937	77.46	697	100.00
125,000.01 - 150,000.00	183	$25,217,605.00	4.99	137,801.12	5.758	77.96	695	100.00
150,000.01 - 175,000.00	155	$25,103,502.00	4.97	161,958.08	5.701	76.91	695	100.00
175,000.01 - 200,000.00	160	$29,921,999.00	5.92	187,012.49	5.774	76.67	691	100.00
200,000.01 - 225,000.00	126	$27,041,292.00	5.35	214,613.43	5.557	77.49	694	100.00
225,000.01 - 250,000.00	126	$29,851,304.00	5.91	236,915.11	5.713	76.64	691	100.00
250,000.01 - 275,000.00	129	$33,923,069.00	6.72	262,969.53	5.552	77.27	699	100.00
275,000.01 - 300,000.00	128	$36,812,821.00	7.29	287,600.16	5.638	76.80	695	100.00
300,000.01 - 325,000.00	78	$24,421,887.00	4.84	313,101.12	5.570	78.22	698	100.00
325,000.01 - 359,650.00	117	$39,790,119.00	7.88	340,086.49	5.593	77.26	699	100.00
359,650.01 - 500,000.00	260	$107,785,863.00	21.34	414,561.01	5.605	77.27	692	100.00
500,000.01 -1,000,000.00	145	$92,770,991.00	18.37	639,799.94	5.710	75.00	692	100.00
>1,000,000.00	2	$2,960,000.00	0.59	1,480,000.00	5.813	61.78	687	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
3.500 - 3.999	3	$986,500.00	0.20	328,833.33	3.740	59.52	702	100.00
4.000 - 4.499	70	$20,229,286.00	4.00	288,989.80	4.221	71.36	702	100.00
4.500 - 4.999	220	$59,528,096.00	11.79	270,582.25	4.741	74.35	702	100.00
5.000 - 5.499	404	$110,137,856.00	21.81	272,618.46	5.210	75.75	702	100.00
5.500 - 5.999	554	$152,604,499.00	30.21	275,459.38	5.686	76.75	692	100.00
6.000 - 6.499	329	$87,296,426.00	17.28	265,338.68	6.177	77.36	689	100.00
6.500 - 6.999	203	$47,236,070.00	9.35	232,690.00	6.630	80.33	686	100.00
7.000 - 7.499	75	$18,820,917.00	3.73	250,945.56	7.165	80.32	687	100.00
7.500 - 7.999	30	$6,258,585.00	1.24	208,619.50	7.576	83.96	670	100.00
8.000 - 8.499	6	$1,240,485.00	0.25	206,747.50	8.185	84.59	659	100.00
8.500 - 8.999	2	$198,825.00	0.04	99,412.50	8.663	81.83	654	100.00
9.000 - 9.499	2	$256,410.00	0.05	128,205.00	9.034	90.00	652	100.00
9.500 - 9.999	2	$309,150.00	0.06	154,575.00	9.750	90.00	646	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
000 - 180	1	$92,000.00	0.02	92,000.00	6.500	78.63	805	100.00
241 - 360	1,899	$505,011,105.00	99.98	265,935.28	5.672	76.70	694	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
121 - 180	1	$92,000.00	0.02	92,000.00	6.500	78.63	805	100.00
301 - 360	1,899	$505,011,105.00	99.98	265,935.28	5.672	76.70	694	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
000 - 006	1,898	$504,790,805.00	99.94	265,959.33	5.672	76.70	694	100.00
007 - 012	2	$312,300.00	0.06	156,150.00	5.302	74.14	709	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Combined Loan-to-Value Ratios of Mortgage Loans

				AVG	WA	WA	WA	IO
Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
0.01 - 25.00	2	$175,000.00	0.03	87,500.00	4.875	19.56	693	100.00
25.01 - 30.00	2	$680,000.00	0.13	340,000.00	5.044	29.45	684	100.00
30.01 - 35.00	2	$389,500.00	0.08	194,750.00	5.233	32.74	656	100.00
35.01 - 40.00	6	$1,148,500.00	0.23	191,416.67	5.491	38.53	733	100.00
40.01 - 45.00	6	$1,860,000.00	0.37	310,000.00	5.536	43.61	699	100.00
45.01 - 50.00	10	$2,548,500.00	0.50	254,850.00	5.568	47.40	745	100.00
50.01 - 55.00	14	$4,142,050.00	0.82	295,860.71	5.267	53.47	716	100.00
55.01 - 60.00	47	$14,375,000.00	2.85	305,851.06	5.377	58.28	699	100.00
60.01 - 65.00	55	$21,805,960.00	4.32	396,472.00	5.417	63.80	686	100.00
65.01 - 70.00	258	$65,282,094.00	12.92	253,031.37	5.244	69.42	695	100.00
70.01 - 75.00	102	$26,635,893.00	5.27	261,136.21	5.861	73.84	701	100.00
75.01 - 80.00	1,269	$338,598,559.00	67.04	266,823.14	5.708	79.78	694	100.00
80.01 - 85.00	11	$2,890,040.00	0.57	262,730.91	6.439	84.32	644	100.00
85.01 - 90.00	70	$15,684,404.00	3.11	224,062.91	6.597	89.78	680	100.00
90.01 - 95.00	46	$8,887,605.00	1.76	193,208.80	6.443	94.85	686	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Owner Occupancy of Mortgage Loans

				AVG	WA	WA	WA	IO
Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Owner Occupied	1,427	$407,544,888.00	80.69	285,595.58	5.600	76.84	691	100.00
Investor	386	$77,836,540.00	15.41	201,649.07	5.965	75.92	706	100.00
Second Home	87	$19,721,677.00	3.90	226,685.94	6.003	76.88	711	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Property Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Single Family	1,000	$281,167,691.00	55.67	281,167.69	5.683	76.75	693	100.00
Pud	594	$143,351,619.00	28.38	241,332.69	5.603	76.55	694	100.00
Condominium	216	$52,347,631.00	10.36	242,350.14	5.584	77.61	698	100.00
2-4 Family	90	$28,236,164.00	5.59	313,735.16	6.069	75.19	696	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Loan Purpose of Mortgage Loans

				AVG	WA	WA	WA	IO
Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Purchase	1,307	$324,807,063.00	64.31	248,513.44	5.689	78.69	701	100.00
Refi/Cashout	499	$155,688,330.00	30.82	312,000.66	5.648	73.03	679	100.00
Refi/No Cashout	94	$24,607,712.00	4.87	261,784.17	5.596	73.60	689	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Document Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Stated Income	1227	$344,180,008.00	68.14	280,505.30	5.666	77.16	693	100.00
Full Doc	388	$85,289,696.00	16.89	219,818.80	5.539	76.76	694	100.00
No Doc	154	$38,614,840.00	7.64	250,745.71	5.875	72.28	705	100.00
No Income, Verfied Asset	130	$36,903,561.00	7.31	283,873.55	5.820	76.85	694	100.00
Reduced	1	$115,000.00	0.02	115,000.00	5.875	65.71	617	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Product Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6M Arm	94	$30,427,326.00	6.02	323,694.96	5.377	76.69	699	100.00
1/6 Arm	1	$384,000.00	0.08	384,000.00	5.250	80.00	769	100.00
2/6 Arm	928	$259,508,521.00	51.38	279,642.80	5.519	77.52	690	100.00
3/6 Arm	309	$72,580,998.00	14.37	234,889.96	5.576	75.71	692	100.00
5/6 Arm	303	$78,172,618.00	15.48	257,995.44	5.862	76.16	698	100.00
7/6 Arm	14	$4,532,140.00	0.90	323,724.29	5.409	74.60	724	100.00
10/6 Arm	8	$2,673,550.00	0.53	334,193.75	5.606	76.27	745	100.00
Fixed Rate	243	$56,823,952.00	11.25	233,843.42	6.416	75.12	703	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Index Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6 Mo Libor	1,657	$448,279,153.00	88.75	270,536.60	5.577	76.90	693	100.00
Fixed Rate	243	$56,823,952.00	11.25	233,843.42	6.416	75.12	703	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
California	889	$301,850,937.00	59.76	339,539.86	5.563	76.21	694	100.00
Georgia	318	$52,800,281.00	10.45	166,038.62	5.688	79.49	693	100.00
Nevada	104	$25,970,058.00	5.14	249,712.10	5.453	73.52	699	100.00
Florida	130	$24,940,243.00	4.94	191,848.02	6.092	77.01	700	100.00
New Jersey	77	$21,161,924.00	4.19	274,830.18	6.333	78.88	682	100.00
Arizona	78	$12,361,606.00	2.45	158,482.13	5.648	76.47	692	100.00
Colorado	44	$9,135,787.00	1.81	207,631.52	5.604	76.27	687	100.00
New York	21	$8,964,000.00	1.77	426,857.14	5.924	75.98	686	100.00
Washington	37	$7,984,447.00	1.58	215,795.86	5.574	79.04	705	100.00
Other	202	$39,933,822.00	7.91	197,692.19	5.989	77.24	695	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
No Penalty	339	$97,821,219.00	19.37	288,558.17	5.899	76.64	692	100.00
6	14	$5,450,020.00	1.08	389,287.14	6.081	79.88	666	100.00
12	176	$50,982,542.00	10.09	289,673.53	5.731	76.66	701	100.00
24	792	$214,286,610.00	42.42	270,563.90	5.518	77.38	693	100.00
36	488	$109,564,759.00	21.69	224,517.95	5.730	76.01	693	100.00
48	1	$166,619.00	0.03	166,619.00	5.000	80.00	763	100.00
60	90	$26,831,336.00	5.31	298,125.96	5.644	73.62	708	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
576 - 600	4	$1,415,150.00	0.28	353,787.50	6.977	85.77	583	100.00
601 - 625	62	$17,170,454.00	3.40	276,942.81	5.881	78.92	621	100.00
626 - 650	296	$78,428,962.00	15.53	264,962.71	5.819	76.17	638	100.00
651 - 675	360	$99,011,628.00	19.60	275,032.30	5.727	76.80	664	100.00
676 - 700	394	$102,386,928.00	20.27	259,865.30	5.653	77.47	687	100.00
701 - 725	292	$78,852,708.00	15.61	270,043.52	5.612	76.98	712	100.00
726 - 750	216	$57,097,347.00	11.30	264,339.57	5.607	76.93	738	100.00
751 - 775	177	$44,757,667.00	8.86	252,868.18	5.520	74.67	763	100.00
776 - 800	81	$20,338,361.00	4.03	251,090.88	5.446	75.18	785	100.00
801 - 825	18	$5,643,900.00	1.12	313,550.00	5.556	74.42	805	100.00
Total:	1,900	$505,103,105.00	100.00	265,843.74	5.672	76.70	694	100.00

Margins of Mortgage Loans

				AVG	WA	WA	WA	IO
Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2.000 - 2.499	345	$95,066,894.00	21.21	275,556.21	5.591	76.15	698	100.00
2.500 - 2.999	679	$182,893,029.00	40.80	269,356.45	5.496	78.14	691	100.00
3.000 - 3.499	397	$106,453,784.00	23.75	268,145.55	5.556	76.58	706	100.00
3.500 - 3.999	181	$50,939,595.00	11.36	281,434.23	5.561	73.32	674	100.00
4.000 - 4.499	11	$2,446,300.00	0.55	222,390.91	5.823	73.52	684	100.00
4.500 - 4.999	4	$739,550.00	0.16	184,887.50	6.549	82.17	647	100.00
5.000 - 5.499	9	$2,297,400.00	0.51	255,266.67	7.100	87.28	646	100.00
5.500 - 5.999	10	$2,203,910.00	0.49	220,391.00	6.977	82.31	636	100.00
6.000 - 6.499	11	$2,977,325.00	0.66	270,665.91	7.302	84.73	646	100.00
6.500 - 6.999	9	$2,061,366.00	0.46	229,040.67	7.220	84.03	627	100.00
8.000 - 8.499	1	$200,000.00	0.04	200,000.00	7.250	28.57	643	100.00
Total:	1,657	$448,279,153.00	100.00	270,536.60	5.577	76.90	693	100.00

Next Rate Change Dates of Mortgage Loans

				AVG	WA	WA	WA	IO
Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
March 2005	5	$1,351,850.00	0.30	270,370.00	5.843	74.88	723	100.00
April 2005	35	$12,313,685.00	2.75	351,819.57	5.523	76.08	710	100.00
May 2005	30	$10,692,600.00	2.39	356,420.00	5.013	77.15	694	100.00
June 2005	21	$5,369,191.00	1.20	255,675.76	5.599	78.01	677	100.00
July 2005	3	$700,000.00	0.16	233,333.33	5.779	73.68	712	100.00
November 2005	1	$384,000.00	0.09	384,000.00	5.250	80.00	769	100.00
August 2006	2	$448,000.00	0.10	224,000.00	6.174	80.00	661	100.00
September 2006	60	$14,734,280.00	3.29	245,571.33	5.404	74.70	690	100.00
October 2006	158	$43,417,061.00	9.69	274,791.53	5.443	75.58	697	100.00
November 2006	348	$100,068,345.00	22.32	287,552.72	5.519	77.77	693	100.00
December 2006	285	$82,928,085.00	18.50	290,975.74	5.571	78.73	683	100.00
January 2007	75	$17,912,750.00	4.00	238,836.67	5.536	77.47	689	100.00
September 2007	3	$407,700.00	0.09	135,900.00	5.982	77.41	663	100.00
October 2007	39	$9,670,660.00	2.16	247,965.64	5.862	75.03	686	100.00
November 2007	129	$34,027,430.00	7.59	263,778.53	5.516	76.29	695	100.00
December 2007	106	$21,547,716.00	4.81	203,280.34	5.534	75.95	685	100.00
January 2008	32	$6,927,492.00	1.55	216,484.13	5.575	72.96	706	100.00
March 2009	1	$181,300.00	0.04	181,300.00	5.250	70.00	709	100.00
July 2009	1	$776,750.00	0.17	776,750.00	5.375	63.15	654	100.00
September 2009	8	$2,492,100.00	0.56	311,512.50	5.760	73.48	702	100.00
October 2009	53	$12,502,398.00	2.79	235,894.30	5.952	76.61	701	100.00
November 2009	141	$39,346,907.00	8.78	279,056.08	5.840	76.29	701	100.00
December 2009	71	$16,530,808.00	3.69	232,828.28	5.896	75.41	690	100.00
January 2010	28	$6,342,355.00	1.41	226,512.68	5.844	79.21	699	100.00
October 2011	1	$85,500.00	0.02	85,500.00	6.625	79.17	625	100.00

November 2011	7	$2,427,300.00	0.54	346,757.14	5.518	71.68	724	100.00
December 2011	4	$1,273,100.00	0.28	318,275.00	5.323	76.70	710	100.00
January 2012	2	$746,240.00	0.17	373,120.00	5.063	80.00	757	100.00
November 2014	2	$795,050.00	0.18	397,525.00	6.095	80.00	733	100.00
December 2014	3	$898,550.00	0.20	299,516.67	5.292	79.99	761	100.00
January 2015	3	$979,950.00	0.22	326,650.00	5.498	69.83	739	100.00
Total:	1,657	$448,279,153.00	100.00	270,536.60	5.577	76.90	693	100.00

Maximum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
8.500 - 8.999	1	$400,000.00	0.09	400,000.00	3.750	58.31	733	100.00
9.000 - 9.499	4	$995,300.00	0.22	248,825.00	4.325	71.92	725	100.00
9.500 - 9.999	31	$7,980,499.00	1.78	257,435.45	4.667	74.09	681	100.00
10.000 - 10.499	179	$46,027,568.00	10.27	257,137.25	4.811	72.86	699	100.00
10.500 - 10.999	433	$113,992,511.00	25.43	263,262.15	5.256	75.50	700	100.00
11.000 - 11.499	401	$109,326,642.00	24.39	272,635.02	5.439	76.88	699	100.00
11.500 - 11.999	339	$93,312,871.00	20.82	275,259.21	5.801	78.46	688	100.00
12.000 - 12.499	132	$38,732,487.00	8.64	293,427.93	6.232	79.09	679	100.00
12.500 - 12.999	67	$18,342,795.00	4.09	273,773.06	6.658	81.18	673	100.00
13.000 - 13.499	31	$9,641,244.00	2.15	311,007.87	7.171	79.00	678	100.00
13.500 - 13.999	22	$4,357,576.00	0.97	198,071.64	7.579	84.28	656	100.00
14.000 - 14.499	4	$1,039,300.00	0.23	259,825.00	8.104	81.63	673	100.00
14.500 - 14.999	1	$86,400.00	0.02	86,400.00	8.875	90.00	646	100.00
15.000 - 15.499	2	$256,410.00	0.06	128,205.00	9.034	90.00	652	100.00
15.500 - 15.999	2	$309,150.00	0.07	154,575.00	9.750	90.00	646	100.00
17.000 - 17.499	1	$472,000.00	0.11	472,000.00	5.125	80.00	770	100.00
17.500 - 17.999	5	$1,790,400.00	0.40	358,080.00	5.857	80.00	676	100.00
18.000 - 18.499	2	$1,216,000.00	0.27	608,000.00	6.218	76.30	726	100.00
Total:	1,657	$448,279,153.00	100.00	270,536.60	5.577	76.90	693	100.00

Minimum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2.000 - 2.499	345	$95,066,894.00	21.21	275,556.21	5.591	76.15	698	100.00
2.500 - 2.999	679	$182,893,029.00	40.80	269,356.45	5.496	78.14	691	100.00
3.000 - 3.499	397	$106,453,784.00	23.75	268,145.55	5.556	76.58	706	100.00
3.500 - 3.999	181	$50,939,595.00	11.36	281,434.23	5.561	73.32	674	100.00
4.000 - 4.499	11	$2,446,300.00	0.55	222,390.91	5.823	73.52	684	100.00
4.500 - 4.999	4	$739,550.00	0.16	184,887.50	6.549	82.17	647	100.00
5.000 - 5.499	6	$1,247,900.00	0.28	207,983.33	7.355	84.93	683	100.00
5.500 - 5.999	6	$1,032,610.00	0.23	172,101.67	7.179	79.22	664	100.00
6.000 - 6.499	7	$1,890,475.00	0.42	270,067.86	7.263	82.60	651	100.00
6.500 - 6.999	8	$2,616,250.00	0.58	327,031.25	6.600	85.12	625	100.00
7.000 - 7.499	7	$1,686,630.00	0.38	240,947.14	7.234	79.21	619	100.00

7.500 - 7.999	4	$928,876.00	0.21	232,219.00	7.613	88.08	617	100.00
8.000 - 8.499	1	$151,050.00	0.03	151,050.00	8.125	95.00	619	100.00
9.000 - 9.499	1	$186,210.00	0.04	186,210.00	9.000	90.00	638	100.00
Total:	1,657	$448,279,153.00	100.00	270,536.60	5.577	76.90	693	100.00

Initial Periodic Rate Caps of Mortgage Loans

				AVG	WA	WA	WA	IO
Initial Periodic Rate Caps	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**CURRENT BALANCE**	**GROSS CPN**	**combltv**	**FICO**	**% of**
1.000	78	$24,687,616.00	5.51	316,507.90	5.263	76.43	698	100.00
2.000	9	$2,741,100.00	0.61	304,566.67	4.905	68.12	739	100.00
3.000	1,249	$333,901,499.00	74.49	267,335.07	5.523	76.98	691	100.00
4.000	2	$240,230.00	0.05	120,115.00	5.129	69.26	685	100.00
5.000	272	$69,403,918.00	15.48	255,161.46	5.880	76.70	698	100.00
6.000	47	$17,304,790.00	3.86	368,187.02	5.976	78.28	704	100.00
Total:	1,657	$448,279,153.00	100.00	270,536.60	5.577	76.90	693	100.00

Subsequent Periodic Rate Caps of Mortgage Loans

				AVG	WA	WA	WA	IO
Subsequent Periodic Rate Caps	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**CURRENT BALANCE**	**GROSS CPN**	**combltv**	**FICO**	**% of**
1.000	1,656	$447,790,503.00	99.89	270,404.89	5.576	76.89	693	100.00
2.000	1	$488,650.00	0.11	488,650.00	6.625	80.00	710	100.00
Total:	1,657	$448,279,153.00	100.00	270,536.60	5.577	76.90	693	100.00

OPTEUM 2005-1 INVESTOR PROPERTY COLLATERAL TABLES

Original Principal Balances of Mortgage Loans

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
0.01 - 25,000.00	64	$1,587,299.00	1.29	24,801.55	10.381	93.86	712	N/A
25,000.01 - 50,000.00	64	$2,224,572.00	1.81	34,758.94	10.155	91.16	695	2.05
50,000.01 - 75,000.00	62	$3,903,803.00	3.18	62,964.56	8.273	81.01	695	31.86
75,000.01 - 100,000.00	91	$8,058,303.00	6.56	88,552.78	6.872	75.99	704	53.77
100,000.01 - 125,000.00	81	$9,157,956.00	7.45	113,061.19	6.501	75.80	703	76.75
125,000.01 - 150,000.00	76	$10,376,787.00	8.45	136,536.67	6.431	76.94	699	61.88
150,000.01 - 175,000.00	52	$8,454,074.00	6.88	162,578.35	6.166	77.53	712	71.13
175,000.01 - 200,000.00	47	$8,907,779.00	7.25	189,527.21	6.240	73.57	689	66.16
200,000.01 - 225,000.00	28	$5,991,750.00	4.88	213,991.07	6.299	75.55	684	49.78
225,000.01 - 250,000.00	28	$6,655,573.00	5.42	237,699.04	6.334	76.27	689	71.34
250,000.01 - 275,000.00	27	$7,079,377.00	5.76	262,199.15	5.871	76.03	709	77.92
275,000.01 - 300,000.00	22	$6,344,630.00	5.16	288,392.27	6.125	75.79	694	67.93
300,000.01 - 325,000.00	15	$4,696,800.00	3.82	313,120.00	5.930	77.61	693	73.06
325,000.01 - 359,650.00	20	$6,766,900.00	5.51	338,345.00	5.954	74.05	712	80.23
359,650.01 - 500,000.00	44	$17,672,850.00	14.38	401,655.68	6.285	75.60	697	61.44
500,000.01 -1,000,000.00	24	$14,990,950.00	12.20	624,622.92	6.090	74.99	722	63.91
Total:	745	$122,869,403.00	100.00	164,925.37	6.442	76.41	702	63.35

Principal Balances of Mortgage Loans as of Cutoff Date

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
0.01 - 25,000.00	64	$1,585,912.35	1.29	24,779.88	10.381	93.86	712	N/A
25,000.01 - 50,000.00	64	$2,221,167.81	1.81	34,705.75	10.155	91.16	695	2.05
50,000.01 - 75,000.00	62	$3,899,443.71	3.18	62,894.25	8.273	81.01	695	31.89
75,000.01 - 100,000.00	91	$8,052,885.74	6.56	88,493.25	6.872	75.99	704	53.81
100,000.01 - 125,000.00	81	$9,153,331.87	7.45	113,004.10	6.501	75.80	703	76.79
125,000.01 - 150,000.00	76	$10,369,821.68	8.45	136,445.02	6.430	76.94	699	61.92
150,000.01 - 175,000.00	52	$8,450,359.29	6.88	162,506.91	6.165	77.53	712	71.16
175,000.01 - 200,000.00	47	$8,903,153.69	7.25	189,428.80	6.240	73.57	689	66.20
200,000.01 - 225,000.00	28	$5,988,570.34	4.88	213,877.51	6.299	75.55	684	49.81
225,000.01 - 250,000.00	28	$6,652,282.59	5.42	237,581.52	6.334	76.28	689	71.38
250,000.01 - 275,000.00	27	$7,077,459.97	5.76	262,128.15	5.870	76.02	709	77.94
275,000.01 - 300,000.00	22	$6,339,980.65	5.16	288,180.94	6.125	75.79	694	67.98
300,000.01 - 325,000.00	16	$5,016,134.72	4.09	313,508.42	5.999	77.77	696	68.41
325,000.01 - 359,650.00	19	$6,439,659.16	5.24	338,929.43	5.901	73.75	710	84.31
359,650.01 - 500,000.00	44	$17,659,629.23	14.38	401,355.21	6.285	75.60	697	61.49
500,000.01 -1,000,000.00	24	$14,979,133.20	12.20	624,130.55	6.089	74.99	722	63.96
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Current Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
4.000 - 4.499	13	$3,130,100.00	2.55	240,776.92	4.225	69.96	685	100.00
4.500 - 4.999	30	$6,509,869.00	5.30	216,995.63	4.737	69.54	714	96.56
5.000 - 5.499	51	$10,973,216.67	8.94	215,161.11	5.209	71.76	721	93.26
5.500 - 5.999	106	$23,787,662.90	19.37	224,411.91	5.715	74.36	701	73.52
6.000 - 6.499	141	$29,790,273.66	24.26	211,278.54	6.210	74.21	702	67.70
6.500 - 6.999	129	$21,226,595.06	17.29	164,547.25	6.660	79.01	707	55.75
7.000 - 7.499	53	$10,224,394.76	8.33	192,913.11	7.159	78.20	689	49.48
7.500 - 7.999	46	$7,646,270.66	6.23	166,223.28	7.642	79.33	682	34.81
8.000 - 8.499	9	$871,470.75	0.71	96,830.08	8.065	84.26	670	45.61
8.500 - 8.999	16	$2,071,290.28	1.69	129,455.64	8.623	86.95	693	9.60
9.000 - 9.499	17	$592,479.81	0.48	34,851.75	9.107	88.84	711	11.85
9.500 - 9.999	31	$1,439,224.68	1.17	46,426.60	9.634	91.51	701	21.48
10.000 - 10.499	20	$825,378.21	0.67	41,268.91	10.064	93.63	698	N/A
10.500 - 10.999	18	$721,775.57	0.59	40,098.64	10.654	92.44	701	N/A
11.000 - 11.499	16	$635,783.50	0.52	39,736.47	11.033	93.22	706	N/A
11.500 - 11.999	7	$469,206.09	0.38	67,029.44	11.635	93.38	686	N/A
12.000 - 12.499	15	$735,863.86	0.60	49,057.59	12.127	95.32	696	N/A
12.500 - 12.999	24	$1,017,594.27	0.83	42,399.76	12.519	92.90	692	N/A
13.000 - 13.499	3	$120,476.27	0.10	40,158.76	13.000	93.99	695	N/A
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Original Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 180	165	$7,843,004.07	6.39	47,533.36	9.821	83.99	708	1.17
181 - 240	2	$529,270.30	0.43	264,635.15	6.100	65.83	653	N/A
241 - 360	578	$114,416,651.63	93.18	197,952.68	6.212	75.94	702	67.95
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Stated Remaining Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
121 - 180	165	$7,843,004.07	6.39	47,533.36	9.821	83.99	708	1.17
181 - 240	2	$529,270.30	0.43	264,635.15	6.100	65.83	653	N/A
301 - 360	578	$114,416,651.63	93.18	197,952.68	6.212	75.94	702	67.95
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Seasoning of Mortgage Loans

				AVG	WA	WA	WA	IO
Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 006	741	$122,372,498.76	99.66	165,145.07	6.441	76.43	702	63.61
007 - 012	2	$51,663.31	0.04	25,831.66	10.966	97.59	684	N/A
013 - 018	2	$364,763.93	0.30	182,381.97	6.129	69.73	666	N/A
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Combined Loan-to-Value Ratios of Mortgage Loans

				AVG	WA	WA	WA	IO
Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
0.01 - 25.00	2	$188,759.65	0.15	94,379.83	5.068	17.24	644	55.63
25.01 - 30.00	3	$389,309.24	0.32	129,769.75	5.934	29.44	726	N/A
30.01 - 35.00	1	$94,714.87	0.08	94,714.87	6.000	30.45	704	N/A
35.01 - 40.00	5	$797,792.92	0.65	159,558.58	5.830	38.42	702	24.69
40.01 - 45.00	4	$641,621.35	0.52	160,405.34	6.342	41.12	726	N/A
45.01 - 50.00	4	$1,315,733.62	1.07	328,933.41	5.905	48.05	749	71.06
50.01 - 55.00	5	$1,267,542.65	1.03	253,508.53	5.785	54.19	700	53.25
55.01 - 60.00	23	$4,591,787.81	3.74	199,642.95	5.824	58.27	686	72.59
60.01 - 65.00	16	$3,551,996.46	2.89	221,999.78	5.967	63.25	699	32.03
65.01 - 70.00	103	$21,087,345.64	17.17	204,731.51	5.638	69.69	703	74.03
70.01 - 75.00	59	$9,811,595.76	7.99	166,298.23	6.294	74.12	714	57.65
75.01 - 80.00	293	$61,907,694.56	50.42	211,289.06	6.295	79.53	702	72.20
80.01 - 85.00	7	$1,045,548.15	0.85	149,364.02	6.435	84.09	675	39.52
85.01 - 90.00	112	$11,019,686.78	8.97	98,390.06	7.954	89.89	687	39.60
90.01 - 95.00	88	$4,351,215.90	3.54	49,445.64	9.825	94.89	706	16.30
95.01 - 100.00	20	$726,580.64	0.59	36,329.03	10.920	99.80	719	N/A
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Owner Occupancy of Mortgage Loans

				AVG	WA	WA	WA	IO
Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Investor	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Property Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Single Family	365	$56,976,309.51	46.40	156,099.48	6.408	76.68	700	65.01
2-4 Family	136	$30,194,503.39	24.59	222,018.41	6.630	76.33	694	46.71
Pud	195	$26,559,845.02	21.63	136,204.33	6.418	77.28	710	79.00
Condominium	49	$9,058,268.08	7.38	184,862.61	6.100	72.47	718	62.98
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Loan Purpose of Mortgage Loans

				AVG	WA	WA	WA	IO
Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Purchase	561	$86,471,581.20	70.42	154,138.29	6.556	78.49	708	65.88
Refi/Cashout	155	$30,439,068.27	24.79	196,381.09	6.177	71.55	685	55.29
Refi/No Cashout	29	$5,878,276.53	4.79	202,699.19	6.133	71.05	693	68.74
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Document Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Stated Income	469	$80,538,995.70	65.59	171,724.94	6.465	76.06	698	62.75
Full Doc	204	$27,723,067.44	22.58	135,897.39	6.393	79.52	709	65.89
No Income, Verified Assets	54	$10,971,807.52	8.94	203,181.62	6.370	74.53	709	69.92
No Doc	18	$3,555,055.34	2.90	197,503.07	6.522	66.03	708	38.10
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Product Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6M Arm	22	$7,157,760.17	5.83	325,352.74	5.390	75.92	702	66.84
2/6 Arm	238	$48,610,744.78	39.59	204,246.83	6.106	76.98	693	70.91
3/6 Arm	75	$13,713,023.36	11.17	182,840.31	5.893	74.05	704	92.47
5/6 Arm	72	$15,367,709.19	12.52	213,440.41	6.201	77.33	711	80.62
7/6 Arm	6	$1,393,019.14	1.13	232,169.86	5.820	72.44	712	63.50
Fixed Rate	332	$36,546,669.36	29.76	110,080.33	7.426	76.42	708	34.55
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Index Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6 Mo Libor	413	$86,242,256.64	70.24	208,819.02	6.025	76.41	699	75.61
Fixed Rate	332	$36,546,669.36	29.76	110,080.33	7.426	76.42	708	34.55
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Geographical Distribution of Mortgages Loans

				AVG	WA	WA	WA	IO
State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
California	233	$59,188,567.40	48.20	254,028.19	6.164	74.32	706	63.66
Georgia	115	$10,512,500.33	8.56	91,413.05	6.613	79.69	698	81.21
New Jersey	37	$8,187,326.87	6.67	221,279.10	7.014	79.69	675	49.10
Florida	71	$8,041,819.80	6.55	113,265.07	6.804	76.13	708	75.47
New York	32	$6,218,249.90	5.06	194,320.31	6.556	78.60	669	44.03
Arizona	46	$5,038,890.81	4.10	109,541.10	6.161	79.92	710	82.44
Nevada	22	$4,102,223.34	3.34	186,464.70	6.029	75.35	715	84.35
Connecticut	22	$3,592,973.28	2.93	163,316.97	6.914	76.45	695	8.47
Texas	27	$2,378,747.00	1.94	88,101.74	7.233	79.94	701	47.86
Colorado	11	$1,925,534.11	1.57	175,048.56	6.264	81.01	706	91.81
Massachusetts	5	$1,752,074.28	1.43	350,414.86	6.284	72.61	705	83.25
Pennsylvania	20	$1,609,545.44	1.31	80,477.27	6.951	76.64	676	28.73
North Carolina	17	$1,419,250.10	1.16	83,485.30	7.536	77.13	706	30.01
Washington	9	$1,356,702.54	1.10	150,744.73	6.516	76.63	738	75.65
Other	78	$7,464,520.80	6.08	95,698.98	6.980	79.86	708	61.52
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Prepay Term for Mortgage Loans

				AVG	WA	WA	WA	IO
Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
No Penalty	178	$29,441,545.58	23.98	165,401.94	6.800	79.14	698	51.04
6	66	$5,086,096.86	4.14	77,062.07	8.241	85.11	708	14.66
12	95	$18,137,943.34	14.77	190,925.72	6.188	73.14	705	70.50
24	207	$37,562,399.20	30.59	181,460.87	6.156	76.62	697	73.94
36	163	$25,752,428.82	20.97	157,990.36	6.333	74.04	707	67.45
48	1	$166,619.00	0.14	166,619.00	5.000	80.00	763	100.00
60	35	$6,641,893.20	5.41	189,768.38	6.244	74.59	717	59.71
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Fico Scores of Mortgage Loans

				AVG	WA	WA	WA	IO
Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
576 - 600	5	$842,531.31	0.69	168,506.26	7.324	69.48	588	N/A
601 - 625	20	$3,191,233.77	2.60	159,561.69	6.959	76.73	615	19.63
626 - 650	97	$15,467,983.18	12.60	159,463.74	6.364	75.63	637	67.37
651 - 675	119	$19,324,064.10	15.74	162,387.09	6.763	77.57	665	52.90
676 - 700	138	$22,665,393.85	18.46	164,241.98	6.311	77.69	687	69.65
701 - 725	128	$21,182,136.52	17.25	165,485.44	6.507	76.31	712	64.40
726 - 750	108	$19,432,996.68	15.83	179,935.15	6.299	76.83	738	66.81
751 - 775	87	$11,486,167.73	9.35	132,024.92	6.306	74.50	765	73.26
776 - 800	34	$7,664,976.56	6.24	225,440.49	6.260	75.85	784	57.82
801 - 825	9	$1,531,442.30	1.25	170,160.26	6.399	67.46	807	85.38
Total:	745	$122,788,926.00	100.00	164,817.35	6.442	76.42	702	63.39

Margins of Mortgage Loans

				AVG	WA	WA	WA	IO
Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2.000 - 2.499	76	$16,095,161.14	18.66	211,778.44	6.126	77.16	704	84.16
2.500 - 2.999	134	$27,413,690.87	31.79	204,579.78	5.875	75.77	701	87.28
3.000 - 3.499	109	$23,282,777.64	27.00	213,603.46	5.686	75.98	709	92.78
3.500 - 3.999	37	$9,407,275.84	10.91	254,250.70	6.147	75.41	706	41.71
4.000 - 4.499	5	$1,071,722.40	1.24	214,344.48	6.276	76.85	669	66.10
4.500 - 4.999	1	$76,950.00	0.09	76,950.00	9.750	90.00	669	100.00
5.000 - 5.499	8	$1,780,770.11	2.06	222,596.26	6.901	81.87	669	53.54
5.500 - 5.999	10	$1,737,858.06	2.02	173,785.81	6.352	79.58	684	11.49
6.000 - 6.499	19	$2,531,327.52	2.94	133,227.76	6.968	80.67	677	10.81
6.500 - 6.999	7	$1,146,724.44	1.33	163,817.78	7.291	72.59	614	N/A
7.000 - 7.499	7	$1,697,998.62	1.97	242,571.23	7.625	77.56	614	N/A
Total:	413	$86,242,256.64	100.00	208,819.02	6.025	76.41	699	75.61

Next Rate Change Dates of Mortgage Loans

				AVG	WA	WA	WA	IO
Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
March 2005	2	$492,500.00	0.57	246,250.00	6.600	77.57	778	100.00
April 2005	3	$1,003,379.00	1.16	334,459.67	5.490	69.03	757	61.99
May 2005	11	$4,170,961.19	4.84	379,178.29	5.184	77.22	687	73.16
June 2005	5	$1,310,919.98	1.52	262,184.00	5.566	75.89	685	33.41
July 2005	1	$180,000.00	0.21	180,000.00	5.000	80.00	652	100.00
August 2006	1	$304,000.00	0.35	304,000.00	6.375	80.00	637	100.00
September 2006	10	$2,062,968.00	2.39	206,296.80	6.161	76.91	726	100.00

October 2006	40	$8,170,731.76	9.47	204,268.29	5.949	76.44	699	77.49
November 2006	92	$19,117,496.73	22.17	207,798.88	6.241	76.71	690	66.96
December 2006	74	$15,008,198.29	17.40	202,813.49	6.041	77.66	695	71.99
January 2007	21	$3,947,350.00	4.58	187,969.05	5.974	76.57	681	54.90
September 2007	1	$105,700.00	0.12	105,700.00	7.500	70.00	670	100.00
October 2007	10	$1,932,767.63	2.24	193,276.76	5.904	73.49	701	87.39
November 2007	36	$7,336,362.32	8.51	203,787.84	5.890	74.50	702	90.51
December 2007	21	$3,228,383.41	3.74	153,732.54	5.810	72.41	704	97.15
January 2008	7	$1,109,810.00	1.29	158,544.29	5.986	77.18	731	100.00
September 2009	4	$1,182,000.00	1.37	295,500.00	5.814	76.01	716	100.00
October 2009	19	$3,751,081.62	4.35	197,425.35	6.037	75.87	734	95.16
November 2009	30	$6,831,507.57	7.92	227,716.92	6.296	77.40	699	59.05
December 2009	9	$1,372,535.00	1.59	152,503.89	6.674	81.18	711	100.00
January 2010	10	$2,230,585.00	2.59	223,058.50	6.100	77.89	703	100.00
October 2011	1	$85,500.00	0.10	85,500.00	6.625	79.17	625	100.00
November 2011	4	$965,519.14	1.12	241,379.79	5.862	73.51	716	47.33
December 2011	1	$342,000.00	0.40	342,000.00	5.500	67.72	724	100.00
Total:	413	$86,242,256.64	100.00	208,819.02	6.025	76.41	699	75.61

Maximum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
9.500 - 9.999	3	$564,000.00	0.65	188,000.00	4.588	62.92	685	100.00
10.000 - 10.499	24	$5,560,788.00	6.45	231,699.50	4.650	68.79	709	100.00
10.500 - 10.999	61	$13,382,272.53	15.52	219,381.52	5.287	73.08	709	91.91
11.000 - 11.499	85	$17,506,484.36	20.30	205,958.64	5.728	74.91	707	85.29
11.500 - 11.999	92	$18,152,482.01	21.05	197,309.59	6.016	78.82	700	86.56
12.000 - 12.499	57	$13,543,685.23	15.70	237,608.51	6.325	78.11	699	63.98
12.500 - 12.999	37	$6,123,624.88	7.10	165,503.38	6.694	81.04	678	58.23
13.000 - 13.499	19	$3,972,840.23	4.61	209,096.85	7.187	75.97	682	51.61
13.500 - 13.999	20	$4,325,304.55	5.02	216,265.23	7.620	79.21	677	30.28
14.000 - 14.499	2	$185,922.73	0.22	92,961.37	8.068	76.95	700	45.31
14.500 - 14.999	5	$928,014.37	1.08	185,602.87	8.555	84.61	687	9.31
15.000 - 15.499	1	$70,200.00	0.08	70,200.00	9.125	90.00	688	100.00
15.500 - 15.999	2	$309,150.00	0.36	154,575.00	9.750	90.00	646	100.00
17.500 - 17.999	1	$616,487.28	0.71	616,487.28	5.875	80.00	672	N/A
18.000 - 18.499	3	$741,271.93	0.86	247,090.64	6.110	75.91	735	N/A
18.500 - 18.999	1	$259,728.54	0.30	259,728.54	5.750	80.00	673	N/A
Total:	413	$86,242,256.64	100.00	208,819.02	6.025	76.41	699	75.61

Minimum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2.000 - 2.499	76	$16,095,161.14	18.66	211,778.44	6.126	77.16	704	84.16
2.500 - 2.999	134	$27,413,690.87	31.79	204,579.78	5.875	75.77	701	87.28
3.000 - 3.499	109	$23,282,777.64	27.00	213,603.46	5.686	75.98	709	92.78
3.500 - 3.999	37	$9,407,275.84	10.91	254,250.70	6.147	75.41	706	41.71
4.000 - 4.499	5	$1,071,722.40	1.24	214,344.48	6.276	76.85	669	66.10
4.500 - 4.999	1	$76,950.00	0.09	76,950.00	9.750	90.00	669	100.00
5.000 - 5.499	6	$1,092,265.38	1.27	182,044.23	7.630	81.59	695	87.29
5.500 - 5.999	4	$888,154.73	1.03	222,038.68	6.117	82.73	640	22.48
6.000 - 6.499	13	$2,018,332.04	2.34	155,256.31	6.652	77.79	686	13.56
6.500 - 6.999	14	$2,051,203.54	2.38	146,514.54	6.715	82.23	674	N/A
7.000 - 7.499	6	$1,097,280.14	1.27	182,880.02	7.219	71.81	613	N/A
7.500 - 7.999	7	$1,697,998.62	1.97	242,571.23	7.625	77.56	614	N/A
8.500 - 8.999	1	$49,444.30	0.06	49,444.30	8.875	90.00	624	N/A
Total:	413	$86,242,256.64	100.00	208,819.02	6.025	76.41	699	75.61

Initial Periodic Rate Caps of Mortgage Loans

				AVG	WA	WA	WA	IO
Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
1.000	18	$5,684,742.19	6.59	315,819.01	5.270	76.35	696	79.74
3.000	322	$63,897,895.36	74.09	198,440.67	5.990	75.93	697	78.32
4.000	1	$119,200.00	0.14	119,200.00	4.625	68.51	714	100.00
5.000	62	$12,935,034.73	15.00	208,629.59	6.326	78.38	706	81.28
6.000	9	$3,345,655.82	3.88	371,739.54	6.874	78.14	723	N/A
6.750	1	$259,728.54	0.30	259,728.54	5.750	80.00	673	N/A
Total:	413	$86,242,256.64	100.00	208,819.02	6.025	76.41	699	75.61

Subsequent Periodic Rate Caps of Mortgage Loans

				AVG	WA	WA	WA	IO
Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
1.000	413	$86,242,256.64	100.00	208,819.02	6.025	76.41	699	75.61
Total:	413	$86,242,256.64	100.00	208,819.02	6.025	76.41	699	75.61

NO PREAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.98	7.72	5.33
CDR - Yield Break	8.69	6.35	4.14
% Cum Loss 1st $ Principal Loss	9.53	7.08	4.62
CDR - 1st $ Principal Loss	8.20	5.74	3.53
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.25	7.85	5.37
CDR - Yield Break	7.18	5.25	3.42
% Cum Loss 1st $ Principal Loss	9.76	7.19	4.64
CDR - 1st $ Principal Loss	6.77	4.74	2.92
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.51	7.98	5.41
CDR - Yield Break	5.67	4.14	2.70
% Cum Loss 1st $ Principal Loss	9.98	7.29	4.66
CDR - 1st $ Principal Loss	5.34	3.74	2.30
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.96	6.79	4.57
CDR - Yield Break	7.60	5.46	3.49
% Cum Loss 1st $ Principal Loss	8.54	6.23	3.99
CDR - 1st $ Principal Loss	7.17	4.95	3.01
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.34	7.03	4.72
CDR - Yield Break	6.39	4.60	2.95
% Cum Loss 1st $ Principal Loss	8.88	6.44	4.11
CDR - 1st $ Principal Loss	6.02	4.17	2.54
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.72	7.27	4.87
CDR - Yield Break	5.18	3.73	2.41
% Cum Loss 1st $ Principal Loss	9.21	6.65	4.23
CDR - 1st $ Principal Loss	4.87	3.38	2.07

PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	6.18	7.87	8.72
CDR - Yield Break	7.70	5.01	3.00
% Cum Loss 1st $ Principal Loss	5.89	7.21	7.45
CDR - 1st $ Principal Loss	7.31	4.53	2.50
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	5.68	7.07	7.62
CDR - Yield Break	7.03	4.43	2.56
% Cum Loss 1st $ Principal Loss	5.41	6.48	6.56
CDR - 1st $ Principal Loss	6.67	4.02	2.16

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.30	6.97	4.54
CDR - Yield Break	7.96	5.63	3.47
% Cum Loss 1st $ Principal Loss	8.83	6.39	3.92
CDR - 1st $ Principal Loss	7.47	5.09	2.95
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.54	7.09	4.58
CDR - Yield Break	6.59	4.66	2.88
% Cum Loss 1st $ Principal Loss	9.04	6.48	3.94
CDR - 1st $ Principal Loss	6.18	4.21	2.44
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.77	7.20	4.62
CDR - Yield Break	5.21	3.69	2.28
% Cum Loss 1st $ Principal Loss	9.24	6.56	3.95
CDR - 1st $ Principal Loss	4.89	3.33	1.93
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.34	6.12	3.91
CDR - Yield Break	6.97	4.85	2.94
% Cum Loss 1st $ Principal Loss	7.91	5.62	3.39
CDR - 1st $ Principal Loss	6.54	4.40	2.52
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.69	6.34	4.04
CDR - Yield Break	5.87	4.09	2.49
% Cum Loss 1st $ Principal Loss	8.23	5.81	3.49
CDR - 1st $ Principal Loss	5.51	3.71	2.13
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.03	6.56	4.17
CDR - Yield Break	4.76	3.33	2.04
% Cum Loss 1st $ Principal Loss	8.54	6.00	3.58
CDR - 1st $ Principal Loss	4.47	3.02	1.74

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	5.46	7.11	7.97
CDR - Yield Break	6.74	4.46	2.70
% Cum Loss 1st $ Principal Loss	5.16	6.50	6.76
CDR - 1st $ Principal Loss	6.34	4.03	2.24
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	5.01	6.38	6.98
CDR - Yield Break	6.15	3.95	2.32
% Cum Loss 1st $ Principal Loss	4.74	5.84	5.93
CDR - 1st $ Principal Loss	5.79	3.58	1.93

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.67	6.30	3.87
CDR - Yield Break	7.30	5.01	2.91
% Cum Loss 1st $ Principal Loss	8.23	5.80	3.31
CDR - 1st $ Principal Loss	6.86	4.56	2.46
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.88	6.41	3.90
CDR - Yield Break	6.05	4.16	2.42
% Cum Loss 1st $ Principal Loss	8.42	5.88	3.33
CDR - 1st $ Principal Loss	5.69	3.78	2.04
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.09	6.51	3.93
CDR - Yield Break	4.80	3.30	1.92
% Cum Loss 1st $ Principal Loss	8.61	5.96	3.35
CDR - 1st $ Principal Loss	4.51	3.00	1.62
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.77	5.54	3.32
CDR - Yield Break	6.40	4.33	2.47
% Cum Loss 1st $ Principal Loss	7.37	5.11	2.88
CDR - 1st $ Principal Loss	6.02	3.95	2.12
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.09	5.74	
CDR - Yield Break	5.40	3.66	
% Cum Loss 1st $ Principal Loss	7.66	5.28	2.97
CDR - 1st $ Principal Loss	5.07	3.34	1.80
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.41	5.93	
CDR - Yield Break	4.39	2.98	
% Cum Loss 1st $ Principal Loss	7.95	5.45	3.05
CDR - 1st $ Principal Loss	4.12	2.72	1.47

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	4.81	6.42	7.27
CDR - Yield Break	5.89	3.98	2.43
% Cum Loss 1st $ Principal Loss	4.54	5.90	6.19
CDR - 1st $ Principal Loss	5.54	3.62	2.03
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	4.42	5.77	6.37
CDR - Yield Break	5.38	3.53	2.09
% Cum Loss 1st $ Principal Loss	4.17	5.30	5.42
CDR - 1st $ Principal Loss	5.06	3.22	1.75

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.07	5.72	3.26
CDR - Yield Break	6.70	4.49	2.42
% Cum Loss 1st $ Principal Loss	7.61	5.24	2.73
CDR - 1st $ Principal Loss	6.25	4.07	2.00
Loss Severity: 50%	explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.27	5.82	3.29
CDR - Yield Break	5.56	3.73	2.01
% Cum Loss 1st $ Principal Loss	7.78	5.32	2.74
CDR - 1st $ Principal Loss	5.19	3.38	1.66
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.46	5.91	3.31
CDR - Yield Break	4.42	2.97	1.60
% Cum Loss 1st $ Principal Loss	7.94	5.39	2.75
CDR - 1st $ Principal Loss	4.12	2.69	1.32
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.23	5.02	2.80
CDR - Yield Break	5.88	3.88	2.06
% Cum Loss 1st $ Principal Loss	6.82	4.63	2.36
CDR - 1st $ Principal Loss	5.49	3.54	1.72
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.52	5.20	2.90
CDR - Yield Break	4.96	3.28	1.75
% Cum Loss 1st $ Principal Loss	7.08	4.79	2.43
CDR - 1st $ Principal Loss	4.63	3.00	1.46
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.81	5.38	2.99
CDR - Yield Break	4.04	2.68	1.44
% Cum Loss 1st $ Principal Loss	7.34	4.95	2.49
CDR - 1st $ Principal Loss	3.77	2.45	1.19

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	4.20	5.82	6.60
CDR - Yield Break	5.10	3.57	2.18
% Cum Loss 1st $ Principal Loss	3.93	5.33	5.72
CDR - 1st $ Principal Loss	4.75	3.24	1.86
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	3.86	5.23	5.79
CDR - Yield Break	4.66	3.17	1.88
% Cum Loss 1st $ Principal Loss	3.60	4.82	5.00
CDR - 1st $ Principal Loss	4.34	2.90	1.60

Collateral Analysis

Opteum 2005-1

FICO Low	FICO High	LTV	Wtd Avg Current Balance	(Denominator in Col E % is total collateral supporting my tranche) Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
					All other % - Use ROW TOTALS AS the DENOMINATOR											
500	524	> 65%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
525	549	> 65%	121,457.53	0.02	6.875	N/A	529	42.00	96.42	N/A	100.00	100.00	100.00	N/A	N/A	N/A
550	574	> 65%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
575	599	> 70%	237,634.67	1.06	7.017	N/A	588	38.80	84.14	61.11	15.74	96.54	38.25	2.55	59.20	16.54
600	624	> 70%	219,316.02	4.59	6.641	6.78	616	39.13	83.50	70.32	19.72	93.53	22.38	11.31	58.56	38.22
625	649	> 70%	204,706.71	11.38	6.523	13.20	637	37.78	82.60	62.64	22.56	86.17	19.34	3.29	65.97	60.87
650	674	> 80%	117,768.38	3.38	7.920	46.39	663	39.92	93.89	57.94	19.49	84.31	16.73	7.56	67.44	15.59
675	699	> 80%	113,239.44	2.87	7.872	59.44	686	36.34	94.33	60.14	25.35	85.23	7.78	14.32	69.12	14.75
700	724	> 80%	122,046.57	2.27	7.732	58.27	712	37.18	94.28	53.38	21.80	75.06	16.74	6.04	62.57	33.48
725	749	> 85%	89,995.19	1.25	7.501	49.63	737	36.56	95.48	52.13	23.65	76.32	15.66	17.63	55.77	19.26
750	774	> 85%	96,832.18	0.73	7.679	58.47	762	33.76	94.92	60.96	31.55	73.37	13.83	10.83	73.09	21.11
775	799	> 85%	73,058.24	0.22	7.906	61.31	785	32.55	94.93	74.98	23.60	65.18	9.50	N/A	59.90	25.50
800	max	> 85%	106,186.41	0.07	6.969	78.75	805	34.11	96.39	21.25	78.75	78.75	9.40	26.86	11.85	51.89

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	392,057.27	0.19	5.440	N/A	646	54.98	61.70	50.58	N/A	100.00	20.18	7.99	71.82	49.42
65%	69%	> 50%	239,953.97	0.27	5.695	N/A	655	56.08	68.20	6.94	61.70	44.16	32.59	N/A	67.41	79.87
70%	74%	> 50%	278,153.94	0.21	5.946	N/A	705	56.33	70.85	45.96	10.19	59.56	43.93	N/A	56.07	20.26
75%	79%	> 50%	249,874.89	0.15	5.938	N/A	677	56.04	78.14	75.99	N/A	62.02	52.43	N/A	47.57	44.10
80%	84%	> 50%	306,490.38	0.65	6.518	4.16	660	53.69	80.00	64.33	4.16	66.20	26.17	4.16	69.67	52.30
85%	89%	> 50%	209,863.03	0.08	6.355	N/A	621	52.28	86.87	74.11	N/A	23.59	100.00	N/A	N/A	N/A
90%	94%	> 50%	200,797.31	0.12	6.691	N/A	667	52.81	90.00	63.00	N/A	39.85	100.00	N/A	N/A	N/A
95%	99%	> 50%	206,165.60	0.05	7.675	48.09	633	58.51	95.00	100.00	N/A	100.00	N/A	51.91	48.09	N/A
100%	max	> 50%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
25%	29%	< 550	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
30%	34%	< 575	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35%	39%	< 600	162,821.05	0.14	7.314	N/A	589	37.89	76.49	66.68	N/A	71.08	19.12	N/A	80.88	N/A
40%	44%	< 625	235,522.23	1.34	6.555	N/A	611	42.00	82.40	70.45	14.66	97.98	23.61	8.56	67.83	41.13
45%	49%	< 650	264,395.57	2.29	6.603	6.48	621	46.50	78.36	76.17	10.92	85.87	17.27	6.77	75.96	33.94
50%	54%	< 675	286,436.03	0.82	6.035	5.00	640	51.56	75.90	51.15	11.66	72.03	35.17	1.24	63.60	47.27
55%	max	< 700	275,334.30	0.38	6.675	9.50	648	58.46	77.47	43.91	24.44	65.88	24.32	16.57	59.11	24.32

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
525	549	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
550	574	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
575	599	240,772.63	0.86	7.206	N/A	588	40.17	78.18	62.63	8.37	92.17	N/A	3.13	96.87	13.18	9.19	14.28	N/A
600	624	234,704.61	3.86	6.658	7.49	615	38.73	80.98	71.72	18.50	92.10	N/A	15.31	84.69	30.64	41.85	6.13	4.47
625	649	225,280.63	10.57	6.379	10.90	637	37.46	77.98	60.59	24.51	83.65	N/A	3.97	96.03	59.91	48.38	2.97	7.60
650	674	218,872.71	13.47	6.271	10.23	663	38.11	79.57	62.88	19.94	86.14	N/A	3.08	96.92	63.95	51.99	5.44	3.65
675	699	224,353.30	14.00	6.091	10.86	686	36.40	79.06	58.43	23.31	83.34	N/A	3.42	96.58	65.43	54.90	4.20	4.17
700	724	224,926.45	9.83	6.056	10.61	710	36.19	78.83	62.38	20.47	76.00	N/A	2.17	97.83	69.23	62.19	1.19	4.36
725	749	232,961.22	6.89	5.983	9.03	737	34.56	78.85	53.90	22.92	73.15	N/A	3.38	96.62	64.38	61.83	2.37	3.56
750	774	231,405.50	5.27	5.847	9.96	761	33.25	76.63	50.23	30.68	81.18	N/A	2.26	97.74	75.85	61.39	2.19	2.98
775	799	239,684.32	2.20	5.703	5.28	784	31.12	74.04	55.70	19.62	68.98	N/A	1.34	98.66	74.04	66.05	3.48	2.43
800	max	310,884.13	0.46	5.659	3.82	805	31.65	75.32	74.97	19.45	67.89	N/A	3.82	96.18	76.99	53.45	N/A	N/A

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
525	549	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
550	574	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
575	599	353,787.50	0.18	6.977	N/A	583	35.94	85.77	75.97	N/A	100.00	34.98	N/A	65.02	100.00	80.33	N/A	N/A
600	624	286,127.66	2.05	5.869	1.27	621	39.28	78.79	63.59	31.82	95.42	32.67	0.69	56.94	100.00	60.39	4.41	1.01
625	649	262,112.23	9.25	5.838	5.82	638	36.77	76.43	56.18	30.19	83.45	18.60	N/A	68.47	100.00	53.63	1.96	6.49
650	674	277,123.34	12.28	5.725	3.04	662	37.46	76.66	58.41	26.79	88.09	13.46	N/A	70.12	100.00	60.65	2.35	4.40
675	699	257,929.71	12.36	5.660	3.43	686	36.18	77.45	51.70	28.04	82.71	12.01	N/A	74.12	100.00	61.68	1.34	3.49
700	724	269,175.86	10.23	5.599	6.63	710	35.91	76.94	57.72	28.82	76.30	19.26	N/A	66.51	100.00	63.54	1.16	3.72
725	749	262,981.41	6.84	5.578	3.04	737	33.96	76.82	56.72	23.18	68.00	20.19	N/A	64.91	100.00	57.65	2.02	8.17
750	774	258,053.75	6.10	5.569	2.53	762	32.98	75.00	49.89	35.73	78.67	17.54	N/A	65.53	100.00	59.08	1.06	5.38
775	799	250,809.28	2.55	5.441	3.09	785	31.55	75.23	52.48	23.82	69.49	15.19	N/A	63.85	100.00	62.12	2.53	3.32
800	max	313,550.00	0.70	5.556	4.88	805	28.07	74.42	64.04	32.28	76.83	23.14	N/A	50.89	100.00	46.90	N/A	20.26

Breakeven Analysis for Opteum 2005-1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. 1st dollar loss
2. Stepdown fail
3. Run to Maturity
4. 45% Loss Severity
5. 12 month lag
6. P&I Advance
7. Forwards as of 1-18-2005
8. Deal Settles 1-31-2005
9. Certificates purchased at par

75% PPV

CLASS A-4	CDR	Coll Loss(%)	WAL	DM
Forwards	10.45	15.77	7.95	50.23
Forwards + 100	9.16	14.35	8.27	49.87
Forwards + 200	7.97	12.95	8.59	47.88
Forwards + 300	7.06	11.80	8.87	42.41

100% PPV

CLASS A-4	CDR	Coll Loss(%)	WAL	DM
Forwards	12.01	14.42	6.26	50.84
Forwards + 100	10.72	13.24	6.45	50.43
Forwards + 200	9.55	12.11	6.63	48.81
Forwards + 300	8.75	11.31	6.78	46.73

125% PPV

CLASS A-4	CDR	Coll Loss(%)	WAL	DM
Forwards	13.62	13.55	5.11	50.89
Forwards + 100	12.35	12.55	5.23	50.57
Forwards + 200	11.24	11.65	5.35	49.99
Forwards + 300	10.55	11.07	5.42	50.34

Breakeven Analysis for Opteum 2005-1

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.

DEAL : HMAC05.1
SETTLE: 20050131

ASSUME: PRICE 100 FAIL DELAY 12 ADVANCE
ASSUME: DEFAULT OUTSIDE PREPAY

BOND LOSS($) - BREAKEVEN

CLASS M-3	CDR	Coll Loss(%)	WAL	Bond Loss($)	Bond Loss(%)
LOSS 40 FWD PPC 75	7.71	10.88	17.17	0.00	0.00
LOSS 40 FWD PPC 100	8.46	9.37	13.66	0.00	0.00
LOSS 40 FWD PPC 135	9.62	8.08	10.27	0.00	0.00
LOSS 65 FWD PPC 75	4.54	11.49	18.96	0.00	0.00
LOSS 65 FWD PPC 100	4.99	9.72	14.94	0.00	0.00
LOSS 65 FWD PPC 135	5.68	8.24	10.97	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 75	5.38	8.17	18.63	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 100	6.02	7.05	14.65	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 135	7.19	6.27	10.73	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 75	3.20	8.48	19.84	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 100	3.57	7.20	15.51	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 135	4.27	6.34	11.42	0.00	0.00

CLASS M-6	CDR	Coll Loss(%)	WAL	Bond Loss($)	Bond Loss(%)
LOSS 40 FWD PPC 75	5.65	8.49	19.33	0.00	0.00
LOSS 40 FWD PPC 100	5.89	6.91	15.39	0.00	0.00
LOSS 40 FWD PPC 135	6.30	5.57	11.52	0.00	0.00
LOSS 65 FWD PPC 75	3.40	8.94	20.65	0.00	0.00
LOSS 65 FWD PPC 100	3.54	7.14	16.18	0.00	0.00
LOSS 65 FWD PPC 135	3.79	5.67	12.04	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 75	3.52	5.68	20.67	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 100	3.65	4.52	16.43	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 135	4.07	3.73	12.10	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 75	2.14	5.89	21.43	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 100	2.21	4.62	16.91	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 135	2.46	3.76	12.51	0.00	0.00

CLASS M-7	CDR	Coll Loss(%)	WAL	Bond Loss($)	Bond Loss(%)
LOSS 40 FWD PPC 75	5.08	7.78	19.85	0.00	0.00
LOSS 40 FWD PPC 100	5.19	6.19	15.92	0.00	0.00
LOSS 40 FWD PPC 135	5.41	4.85	12.06	0.00	0.00
LOSS 65 FWD PPC 75	3.08	8.19	21.20	0.00	0.00
LOSS 65 FWD PPC 100	3.14	6.40	16.69	0.00	0.00
LOSS 65 FWD PPC 135	3.27	4.93	12.43	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 75	3.03	4.97	21.47	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 100	3.02	3.80	16.91	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 135	3.25	3.02	12.57	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 75	1.85	5.14	22.01	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 100	1.84	3.88	17.41	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 135	1.97	3.04	12.83	0.00	0.00

CLASS M-8	CDR	Coll Loss(%)	WAL	Bond Loss($)	Bond Loss(%)
LOSS 40 FWD PPC 75	4.62	5.59	16.48	0.00	0.00
LOSS 40 FWD PPC 100	4.67	4.24	12.50	0.00	0.00
LOSS 40 FWD PPC 135	2.82	7.56	21.78	0.00	0.00
LOSS 65 FWD PPC 75	2.81	5.78	17.18	0.00	0.00
LOSS 65 FWD PPC 100	2.84	4.31	12.95	0.00	0.00
LOSS 65 FWD PPC 135	2.63	4.38	22.04	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 75	2.50	3.19	17.48	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 100	2.57	2.41	13.12	0.00	0.00
LOSS 40 LIB FLAT MO 1-12, SPIKE 400 PPC 135	1.62	4.54	22.63	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 75	1.53	3.25	17.90	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 100	1.57	2.44	13.45	0.00	0.00
LOSS 65 LIB FLAT MO 1-12, SPIKE 400 PPC 135					

OPTEUM 2005-1 SECOND LIEN COLLATERAL TABLES

Original Principal Balances of Mortgage Loans

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
0.01 - 25,000.00	102	$2,518,405.00	7.72	24,690.25	10.313	94.67	710	N/A
25,000.01 - 50,000.00	261	$9,392,076.00	28.79	35,984.97	10.030	96.14	687	N/A
50,000.01 - 75,000.00	138	$8,553,792.00	26.22	61,984.00	10.057	96.70	686	N/A
75,000.01 - 100,000.00	58	$5,144,994.00	15.77	88,706.79	10.608	96.68	678	N/A
100,000.01 - 125,000.00	20	$2,199,750.00	6.74	109,987.50	10.171	94.34	683	N/A
125,000.01 - 150,000.00	13	$1,781,550.00	5.46	137,042.31	10.241	96.58	698	N/A
150,000.01 - 175,000.00	7	$1,126,400.00	3.45	160,914.29	10.754	96.58	697	N/A
175,000.01 - 200,000.00	5	$972,150.00	2.98	194,430.00	10.022	83.06	673	N/A
200,000.01 - 225,000.00	2	$432,000.00	1.32	216,000.00	10.495	94.73	688	N/A
225,000.01 - 250,000.00	1	$250,000.00	0.77	250,000.00	12.000	94.34	681	N/A
250,000.01 - 275,000.00	1	$252,000.00	0.77	252,000.00	12.000	100.00	668	N/A
Total:	608	$32,623,117.00	100.00	53,656.44	10.232	95.78	687	N/A

Principal Balances of Mortgage Loans as of Cutoff Date

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as *of Cut-off Date*	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
0.01 - 25,000.00	103	$2,540,993.13	7.80	24,669.84	10.314	94.70	710	N/A
25,000.01 - 50,000.00	260	$9,354,405.96	28.71	35,978.48	10.029	96.14	687	N/A
50,000.01 - 75,000.00	138	$8,544,317.86	26.22	61,915.35	10.057	96.70	686	N/A
75,000.01 - 100,000.00	58	$5,140,519.29	15.77	88,629.64	10.608	96.68	678	N/A
100,000.01 - 125,000.00	20	$2,197,244.83	6.74	109,862.24	10.171	94.34	683	N/A
125,000.01 - 150,000.00	13	$1,779,983.02	5.46	136,921.77	10.241	96.58	698	N/A
150,000.01 - 175,000.00	7	$1,124,646.91	3.45	160,663.84	10.753	96.58	697	N/A
175,000.01 - 200,000.00	5	$971,118.07	2.98	194,223.61	10.023	83.06	673	N/A
200,000.01 - 225,000.00	2	$431,689.19	1.32	215,844.60	10.495	94.73	688	N/A
225,000.01 - 250,000.00	1	$249,783.25	0.77	249,783.25	12.000	94.34	681	N/A
250,000.01 - 275,000.00	1	$251,855.08	0.77	251,855.08	12.000	100.00	668	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Current Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6.500 - 6.999	4	$149,270.16	0.46	37,317.54	6.607	94.75	710	N/A
7.000 - 7.499	7	$336,797.77	1.03	48,113.97	7.188	95.64	730	N/A
7.500 - 7.999	19	$946,261.72	2.90	49,803.25	7.661	90.68	724	N/A
8.000 - 8.499	22	$1,099,110.83	3.37	49,959.58	8.151	95.25	700	N/A
8.500 - 8.999	50	$3,072,942.66	9.43	61,458.85	8.682	92.20	702	N/A
9.000 - 9.499	58	$2,890,095.86	8.87	49,829.24	9.157	95.15	698	N/A
9.500 - 9.999	117	$5,212,109.67	15.99	44,547.95	9.652	96.93	682	N/A
10.000 - 10.499	81	$4,398,242.25	13.50	54,299.29	10.104	96.62	689	N/A
10.500 - 10.999	78	$4,842,261.96	14.86	62,080.28	10.636	96.17	685	N/A
11.000 - 11.499	46	$2,202,812.30	6.76	47,887.22	11.027	96.65	683	N/A
11.500 - 11.999	37	$2,336,386.53	7.17	63,145.58	11.622	96.91	666	N/A
12.000 - 12.499	34	$2,522,306.31	7.74	74,185.48	12.067	96.39	673	N/A
12.500 - 12.999	43	$1,964,638.75	6.03	45,689.27	12.510	95.39	679	N/A
13.000 - 13.499	12	$613,319.82	1.88	51,109.99	13.000	98.50	669	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Original Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 180	607	$32,513,290.30	99.78	53,563.90	10.236	95.80	687	N/A
241 - 360	1	$73,266.29	0.22	73,266.29	8.750	89.94	674	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Stated Remaining Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
121 - 180	607	$32,513,290.30	99.78	53,563.90	10.236	95.80	687	N/A
301 - 360	1	$73,266.29	0.22	73,266.29	8.750	89.94	674	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Seasoning of Mortgage Loans

				AVG	WA	WA	WA	IO
Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 006	604	$32,409,477.24	99.46	53,658.07	10.227	95.77	687	N/A
007 - 012	3	$132,449.11	0.41	44,149.70	11.292	99.06	683	N/A
013 - 018	1	$44,630.24	0.14	44,630.24	11.000	95.00	652	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Combined Loan-to-Value Ratios of Mortgage Loans

				AVG	WA	WA	WA	IO
Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
45.01 - 50.00	1	$29,823.47	0.09	29,823.47	10.000	47.26	647	N/A
50.01 - 55.00	1	$199,756.82	0.61	199,756.82	8.500	54.55	685	N/A
55.01 - 60.00	1	$41,173.79	0.13	41,173.79	9.000	57.07	708	N/A
65.01 - 70.00	2	$137,503.60	0.42	68,751.80	8.761	68.80	738	N/A
75.01 - 80.00	6	$547,861.71	1.68	91,310.29	8.901	78.83	672	N/A
80.01 - 85.00	3	$285,671.55	0.88	95,223.85	10.136	82.55	654	N/A
85.01 - 90.00	108	$5,081,056.52	15.59	47,046.82	9.872	89.66	680	N/A
90.01 - 95.00	192	$9,622,794.09	29.53	50,118.72	10.579	94.78	689	N/A
95.01 - 100.00	294	$16,640,915.04	51.07	56,601.75	10.224	99.92	688	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Owner Occupancy of Mortgage Loans

				AVG	WA	WA	WA	IO
Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Owner Occupied	421	$25,119,473.49	77.09	59,666.21	10.049	96.51	683	N/A
Investor	153	$6,181,612.96	18.97	40,402.70	10.833	93.17	704	N/A
Second Home	34	$1,285,470.14	3.94	37,807.95	10.933	94.09	690	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Property Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Single Family	297	$16,192,136.17	49.69	54,518.98	10.187	96.05	689	N/A
Pud	213	$11,393,024.21	34.96	53,488.38	10.145	95.66	686	N/A
Condominium	60	$3,073,976.79	9.43	51,232.95	10.439	96.82	680	N/A
2-4 Family	38	$1,927,419.42	5.92	50,721.56	10.799	92.68	685	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Loan Purpose of Mortgage Loans

				AVG	WA	WA	WA	IO
Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Purchase	504	$26,225,307.99	80.48	52,034.34	10.254	97.15	691	N/A
Refi/Cashout	103	$6,328,797.29	19.42	61,444.63	10.162	90.15	669	N/A
Refi/No Cashout	1	$32,451.31	0.10	32,451.31	6.500	94.99	735	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Document Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Stated Income	414	$23,654,932.67	72.59	57,137.52	10.387	96.02	684	N/A
Full Doc	129	$5,238,022.86	16.07	40,604.83	9.523	97.30	691	N/A
No Income, Verified Assets	49	$2,703,881.82	8.30	55,181.26	10.339	95.05	695	N/A
No Doc	16	$989,719.24	3.04	61,857.45	10.001	84.00	710	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Product Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Fixed Rate	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
Fixed Rate	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
California	207	$15,395,500.42	47.24	74,374.40	10.166	95.40	688	N/A
Georgia	140	$5,004,933.99	15.36	35,749.53	10.016	98.09	682	N/A
Florida	56	$2,318,230.66	7.11	41,396.98	11.067	96.44	693	N/A
New York	14	$1,108,816.78	3.40	79,201.20	10.389	93.69	682	N/A
Arizona	28	$1,105,378.27	3.39	39,477.80	10.100	96.55	692	N/A
Washington	13	$1,003,262.01	3.08	77,174.00	10.200	94.37	671	N/A
Colorado	15	$922,365.59	2.83	61,491.04	10.267	96.34	685	N/A
New Jersey	16	$774,827.71	2.38	48,426.73	10.247	94.08	676	N/A
Texas	22	$710,557.74	2.18	32,298.08	10.172	97.66	692	N/A
Nevada	13	$669,023.99	2.05	51,463.38	10.514	89.76	687	N/A
Pennsylvania	11	$540,963.76	1.66	49,178.52	9.929	93.11	681	N/A
Connecticut	11	$490,684.12	1.51	44,607.65	10.798	97.69	710	N/A
Maryland	4	$338,461.94	1.04	84,615.49	10.658	95.48	682	N/A
Other	58	$2,203,549.61	6.76	37,992.23	10.109	95.74	695	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA combltv	WA FICO	IO % of
No Penalty	261	$12,541,837.90	38.49	48,053.02	10.221	95.18	685	N/A
6	224	$12,389,538.00	38.02	55,310.44	9.891	96.61	686	N/A
12	19	$1,503,361.65	4.61	79,124.30	11.111	96.10	688	N/A
24	38	$2,190,851.99	6.72	57,654.00	10.907	96.87	697	N/A
36	44	$2,484,902.85	7.63	56,475.06	10.575	95.04	688	N/A
60	22	$1,476,064.20	4.53	67,093.83	10.727	93.30	702	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

Fico Scores of Mortgage Loans

				AVG	WA	WA	WA	IO
Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
601 - 625	23	$1,221,242.04	3.75	53,097.48	10.398	96.56	623	N/A
626 - 650	106	$5,756,853.03	17.67	54,309.93	10.533	94.63	639	N/A
651 - 675	131	$7,708,472.12	23.66	58,843.30	10.644	96.27	665	N/A
676 - 700	122	$6,571,927.30	20.17	53,868.26	10.296	95.40	687	N/A
701 - 725	92	$4,878,173.34	14.97	53,023.62	9.963	96.16	712	N/A
726 - 750	75	$3,849,873.39	11.81	51,331.65	9.487	95.82	738	N/A
751 - 775	41	$1,916,851.19	5.88	46,752.47	9.721	96.71	762	N/A
776 - 800	16	$595,272.41	1.83	37,204.53	9.578	97.08	787	N/A
801 - 825	2	$87,891.77	0.27	43,945.89	10.468	94.99	808	N/A
Total:	608	$32,586,556.59	100.00	53,596.31	10.232	95.78	687	N/A

OPTEUM 2005-1 SIMULTANEOUS 2ND LIEN COLLATERAL TABLES

Original Principal Balances of Mortgage Loans

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
25,000.01 - 50,000.00	6	$275,750.00	0.08	45,958.33	7.059	64.22	705	N/A
50,000.01 - 75,000.00	28	$1,858,239.00	0.53	66,365.68	6.337	69.86	693	61.38
75,000.01 - 100,000.00	90	$8,063,416.00	2.30	89,593.51	6.156	75.46	706	76.88
100,000.01 - 125,000.00	155	$17,540,507.00	5.00	113,164.56	6.003	77.92	701	81.52
125,000.01 - 150,000.00	161	$22,155,564.00	6.32	137,612.20	5.851	78.28	691	76.22
150,000.01 - 175,000.00	119	$19,233,660.00	5.49	161,627.39	5.830	78.79	696	84.93
175,000.01 - 200,000.00	114	$21,247,233.00	6.06	186,379.24	5.830	77.56	689	80.81
200,000.01 - 225,000.00	94	$20,081,466.00	5.73	213,632.62	5.730	79.25	696	72.41
225,000.01 - 250,000.00	94	$22,319,117.00	6.37	237,437.41	5.724	78.25	691	79.77
250,000.01 - 275,000.00	77	$20,173,784.00	5.76	261,997.19	5.757	78.85	701	80.31
275,000.01 - 300,000.00	90	$25,880,749.00	7.38	287,563.88	5.705	78.18	699	81.10
300,000.01 - 325,000.00	48	$15,067,441.00	4.30	313,905.02	5.539	78.14	693	85.25
325,000.01 - 359,650.00	72	$24,454,975.00	6.98	339,652.43	5.625	78.09	702	91.55
359,650.01 - 500,000.00	168	$69,033,358.00	19.70	410,912.85	5.756	78.66	690	77.56
500,000.01 -1,000,000.00	97	$61,879,920.00	17.65	637,937.32	5.814	76.46	695	85.10
>1,000,000.00	1	$1,235,000.00	0.35	1,235,000.00	6.250	65.00	696	100.00
Total:	1,414	$350,500,179.00	100.00	247,878.49	5.783	77.89	695	81.10

Principal Balances of Mortgage Loans as of Cutoff Date

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
25,000.01 - 50,000.00	6	$275,226.89	0.08	45,871.15	7.060	64.23	705	N/A
50,000.01 - 75,000.00	28	$1,856,806.45	0.53	66,314.52	6.337	69.87	693	61.43
75,000.01 - 100,000.00	90	$8,059,905.08	2.30	89,554.50	6.156	75.46	706	76.92
100,000.01 - 125,000.00	155	$17,534,906.26	5.00	113,128.43	6.003	77.92	701	81.55
125,000.01 - 150,000.00	161	$22,146,503.74	6.32	137,555.92	5.850	78.28	691	76.25
150,000.01 - 175,000.00	120	$19,403,999.45	5.54	161,700.00	5.835	78.80	696	84.19
175,000.01 - 200,000.00	113	$21,065,033.84	6.01	186,416.23	5.826	77.54	689	81.51
200,000.01 - 225,000.00	94	$20,071,600.57	5.73	213,527.67	5.730	79.25	696	72.45
225,000.01 - 250,000.00	94	$22,310,394.26	6.37	237,344.62	5.724	78.25	691	79.80
250,000.01 - 275,000.00	77	$20,167,315.52	5.76	261,913.19	5.757	78.85	701	80.34
275,000.01 - 300,000.00	90	$25,870,801.46	7.38	287,453.35	5.705	78.18	699	81.13
300,000.01 - 325,000.00	48	$15,062,368.55	4.30	313,799.34	5.539	78.14	693	85.28
325,000.01 - 359,650.00	72	$24,450,419.23	6.98	339,589.16	5.625	78.09	702	91.57
359,650.01 - 500,000.00	168	$69,001,182.74	19.69	410,721.33	5.755	78.66	690	77.59
500,000.01 -1,000,000.00	97	$61,863,483.82	17.66	637,767.87	5.814	76.46	695	85.13
>1,000,000.00	1	$1,235,000.00	0.35	1,235,000.00	6.250	65.00	696	100.00
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Current Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
4.000 - 4.499	30	$8,925,326.58	2.55	297,510.89	4.220	76.71	695	98.30
4.500 - 4.999	133	$34,000,891.94	9.70	255,645.80	4.745	77.21	703	91.98
5.000 - 5.499	262	$67,746,511.31	19.34	258,574.47	5.206	77.39	699	92.31
5.500 - 5.999	409	$106,430,772.81	30.38	260,221.94	5.704	78.21	694	84.84
6.000 - 6.499	300	$73,956,641.88	21.11	246,522.14	6.196	77.74	691	70.91
6.500 - 6.999	191	$38,476,149.57	10.98	201,445.81	6.632	78.92	693	73.33
7.000 - 7.499	59	$14,252,421.89	4.07	241,566.47	7.164	77.91	692	55.75
7.500 - 7.999	19	$4,531,773.24	1.29	238,514.38	7.637	78.00	677	43.67
8.000 - 8.499	7	$1,398,648.28	0.40	199,806.90	8.161	80.64	663	55.50
8.500 - 8.999	3	$543,976.95	0.16	181,325.65	8.536	80.00	686	N/A
9.500 - 9.999	1	$111,833.41	0.03	111,833.41	9.500	80.00	713	N/A
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Original Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 180	3	$487,581.96	0.14	162,527.32	5.734	53.13	737	18.87
181 - 240	1	$132,671.78	0.04	132,671.78	6.000	65.00	622	N/A
241 - 360	1,410	$349,754,694.12	99.82	248,052.97	5.782	77.93	695	81.24
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Stated Remaining Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
121 - 180	3	$487,581.96	0.14	162,527.32	5.734	53.13	737	18.87
181 - 240	1	$132,671.78	0.04	132,671.78	6.000	65.00	622	N/A
301 - 360	1,410	$349,754,694.12	99.82	248,052.97	5.782	77.93	695	81.24
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Seasoning of Mortgage Loans

				AVG	WA	WA	WA	IO
Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 006	1,412	$350,062,647.86	99.91	247,919.72	5.783	77.90	695	81.11
007 - 012	2	$312,300.00	0.09	156,150.00	5.302	74.14	709	100.00
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Combined Loan-to-Value Ratios of Mortgage Loans

				AVG	WA	WA	WA	IO
Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
25.01 - 30.00	1	$74,774.86	0.02	74,774.86	5.999	27.27	730	N/A
35.01 - 40.00	2	$623,231.83	0.18	311,615.92	5.856	37.68	745	N/A
40.01 - 45.00	3	$1,263,821.72	0.36	421,273.91	5.357	42.63	751	74.38
45.01 - 50.00	3	$1,112,041.55	0.32	370,680.52	6.159	47.36	775	26.98
50.01 - 55.00	3	$363,023.30	0.10	121,007.77	4.744	53.67	664	87.32
55.01 - 60.00	8	$1,878,448.54	0.54	234,806.07	6.023	57.81	702	36.15
60.01 - 65.00	13	$5,480,453.06	1.56	421,573.31	5.752	63.82	693	78.16
65.01 - 70.00	136	$32,768,238.89	9.35	240,942.93	5.443	69.53	695	92.05
70.01 - 75.00	79	$15,776,431.06	4.50	199,701.66	6.047	74.27	710	71.52
75.01 - 80.00	1,163	$290,367,545.81	82.87	249,671.15	5.805	79.81	694	81.37
80.01 - 85.00	1	$318,089.09	0.09	318,089.09	5.800	85.00	630	N/A
85.01 - 90.00	2	$348,848.15	0.10	174,424.08	7.621	90.00	608	N/A
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Owner Occupancy of Mortgage Loans

				AVG	WA	WA	WA	IO
Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Owner Occupied	1,058	$282,041,988.20	80.50	266,580.33	5.682	78.07	692	81.44
Investor	293	$56,219,734.03	16.05	191,876.23	6.207	77.11	706	79.59
Second Home	63	$12,113,225.63	3.46	192,273.42	6.138	77.45	711	81.00
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Property Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Single Family	721	$190,971,413.39	54.50	264,870.20	5.796	78.04	693	80.11
Pud	480	$103,164,277.44	29.44	214,925.58	5.677	77.54	698	85.03
Condominium	139	$34,011,179.36	9.71	244,684.74	5.640	78.96	697	89.34
2-4 Family	74	$22,228,077.67	6.34	300,379.43	6.374	76.68	698	59.14
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Loan Purpose of Mortgage Loans

				AVG	WA	WA	WA	IO
Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Purchase	1,193	$285,277,476.35	81.42	239,126.13	5.784	78.65	698	81.58
Refi/Cashout	166	$49,468,465.69	14.12	298,002.81	5.775	74.77	680	78.78
Refi/No Cashout	55	$15,629,005.82	4.46	284,163.74	5.778	73.94	687	80.29
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Document Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Stated Income	902	$235,969,002.21	67.35	261,606.43	5.761	77.78	694	84.33
Full Doc	333	$69,346,734.29	19.79	208,248.45	5.702	78.16	697	74.44
No Income, Verified Assets	111	$26,697,458.42	7.62	240,517.64	5.885	78.80	693	79.58
No Doc	68	$18,361,752.94	5.24	270,025.78	6.214	77.02	700	67.43
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Product Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6M Arm	60	$21,051,370.52	6.01	350,856.18	5.531	77.25	699	82.73
2/6 Arm	623	$167,384,817.95	47.77	268,675.47	5.603	78.30	690	88.50
3/6 Arm	233	$51,595,894.42	14.73	221,441.61	5.668	77.97	690	92.20
5/6 Arm	211	$49,296,525.32	14.07	233,632.82	5.934	78.42	699	80.30
7/6 Arm	5	$1,870,540.00	0.53	374,108.00	5.247	78.24	737	100.00
10/6 Arm	3	$851,400.00	0.24	283,800.00	5.365	79.95	739	100.00
Fixed Rate	279	$58,324,399.65	16.65	209,048.03	6.385	76.41	708	49.40
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Index Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6 Mo Libor	1,135	$292,050,548.21	83.35	257,313.26	5.662	78.19	692	87.46
Fixed Rate	279	$58,324,399.65	16.65	209,048.03	6.385	76.41	708	49.40
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Geographical Distribution of Mortgages Loans

				AVG	WA	WA	WA	IO
State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
California	564	$193,170,857.62	55.13	342,501.52	5.688	77.81	695	82.98
Georgia	326	$51,968,029.25	14.83	159,411.13	5.688	78.99	697	80.38
Florida	99	$16,864,892.54	4.81	170,352.45	6.104	77.35	695	83.80
New Jersey	47	$13,371,186.67	3.82	284,493.33	6.270	79.81	690	73.91
New York	26	$9,506,300.33	2.71	365,626.94	6.027	76.90	685	69.32
Nevada	38	$9,145,393.00	2.61	240,668.24	5.644	75.21	700	100.00
Arizona	52	$8,688,676.03	2.48	167,089.92	5.662	75.40	692	93.96
Colorado	37	$7,069,863.74	2.02	191,077.40	5.671	77.94	705	76.33
Washington	33	$6,447,321.68	1.84	195,373.38	5.574	79.19	705	90.59
Connecticut	18	$3,885,559.13	1.11	215,864.40	5.845	79.19	682	55.75
Massachusetts	14	$3,673,761.75	1.05	262,411.55	5.802	75.87	690	76.25
Texas	28	$3,681,756.53	1.05	131,491.30	6.401	77.72	694	50.83
Other	132	$22,901,349.59	6.54	173,495.07	6.249	77.55	690	70.70
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Prepay Term for Mortgage Loans

				AVG	WA	WA	WA	IO
Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
No Penalty	234	$64,025,663.50	18.27	273,613.95	6.007	77.26	695	72.87
6	17	$5,470,411.95	1.56	321,788.94	6.183	78.27	679	49.41
12	130	$38,302,195.63	10.93	294,632.27	5.981	76.89	697	76.77
24	563	$143,809,073.16	41.04	255,433.52	5.608	78.64	694	88.97
36	403	$80,044,661.37	22.85	198,621.99	5.805	77.67	693	81.33
48	1	$166,619.00	0.05	166,619.00	5.000	80.00	763	100.00
60	66	$18,556,323.25	5.30	281,156.41	5.743	77.20	712	66.13
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Fico Scores of Mortgage Loans

				AVG	WA	WA	WA	IO
Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
601 - 625	41	$10,795,158.94	3.08	263,296.56	5.848	79.52	621	74.47
626 - 650	187	$44,824,874.86	12.79	239,705.21	5.925	77.85	639	80.07
651 - 675	280	$73,825,645.63	21.07	263,663.02	5.848	78.26	664	80.08
676 - 700	317	$78,552,410.22	22.42	247,799.40	5.734	78.31	688	85.32
701 - 725	234	$57,019,701.93	16.27	243,673.94	5.715	78.14	712	80.91
726 - 750	171	$41,931,193.24	11.97	245,211.66	5.814	77.93	739	75.78
751 - 775	122	$28,090,311.42	8.02	230,248.45	5.638	76.17	763	89.64
776 - 800	50	$12,406,619.06	3.54	248,132.38	5.653	74.72	784	69.18
801 - 825	12	$2,929,032.56	0.84	244,086.05	5.789	76.92	805	85.20
Total:	1,414	$350,374,947.86	100.00	247,789.92	5.782	77.89	695	81.12

Margins of Mortgage Loans

				AVG	WA	WA	WA	IO
Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2.000 - 2.499	246	$63,048,650.25	21.59	256,295.33	5.618	78.60	700	83.94
2.500 - 2.999	505	$129,121,673.06	44.21	255,686.48	5.518	78.91	690	93.12
3.000 - 3.499	228	$56,726,782.94	19.42	248,801.68	5.648	77.03	701	94.57
3.500 - 3.999	129	$38,020,425.29	13.02	294,731.98	6.056	76.62	679	66.84
4.000 - 4.499	4	$683,200.00	0.23	170,800.00	6.110	75.85	657	100.00
4.500 - 4.999	1	$261,600.00	0.09	261,600.00	6.625	80.00	627	100.00
5.000 - 5.499	8	$1,362,826.07	0.47	170,353.26	6.959	79.60	689	34.07
5.500 - 5.999	5	$1,099,927.34	0.38	219,985.47	6.964	78.72	679	59.35
6.000 - 6.499	5	$1,196,163.87	0.41	239,232.77	7.955	79.53	665	84.96
6.500 - 6.999	2	$339,744.46	0.12	169,872.23	6.556	81.97	630	40.18
7.500 - 7.999	1	$145,603.69	0.05	145,603.69	8.000	90.00	613	N/A
8.000 - 8.499	1	$43,951.24	0.02	43,951.24	8.950	80.00	638	N/A
Total:	1,135	$292,050,548.21	100.00	257,313.26	5.662	78.19	692	87.46

Next Rate Change Dates of Mortgage Loans

				AVG	WA	WA	WA	IO
Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
March 2005	1	$573,750.00	0.20	573,750.00	5.750	75.00	689	100.00
April 2005	26	$9,994,023.39	3.42	384,385.52	5.709	76.23	702	83.69
May 2005	18	$7,621,836.43	2.61	423,435.36	5.230	78.87	694	79.60
June 2005	13	$2,341,760.70	0.80	180,135.44	5.582	78.15	700	80.71
July 2005	2	$520,000.00	0.18	260,000.00	6.049	71.49	733	100.00
September 2006	8	$1,664,754.33	0.57	208,094.29	5.970	74.81	707	94.55
October 2006	110	$29,629,429.90	10.15	269,358.45	5.805	76.85	695	82.35

November 2006	242	$67,287,558.47	23.04	278,047.76	5.560	78.19	691	86.44
December 2006	208	$56,432,257.25	19.32	271,308.93	5.563	79.06	685	92.93
January 2007	55	$12,370,818.00	4.24	224,923.96	5.485	79.28	694	93.39
September 2007	2	$302,000.00	0.10	151,000.00	5.451	80.00	661	100.00
October 2007	30	$7,906,431.13	2.71	263,547.70	6.136	76.98	683	78.23
November 2007	96	$23,198,734.82	7.94	241,653.49	5.597	78.33	695	91.61
December 2007	80	$14,864,196.47	5.09	185,802.46	5.584	79.41	679	97.60
January 2008	25	$5,324,532.00	1.82	212,981.28	5.529	73.77	707	100.00
March 2009	1	$181,300.00	0.06	181,300.00	5.250	70.00	709	100.00
September 2009	1	$320,000.00	0.11	320,000.00	5.750	76.19	811	100.00
October 2009	32	$6,782,767.64	2.32	211,961.49	6.138	77.10	694	87.37
November 2009	95	$24,424,353.36	8.36	257,098.46	6.002	78.18	699	77.10
December 2009	57	$11,847,249.32	4.06	207,846.48	5.721	79.19	698	74.78
January 2010	25	$5,740,855.00	1.97	229,634.20	5.872	79.83	700	95.26
November 2011	2	$844,300.00	0.29	422,150.00	5.449	76.09	700	100.00
December 2011	1	$280,000.00	0.10	280,000.00	5.125	80.00	796	100.00
January 2012	2	$746,240.00	0.26	373,120.00	5.063	80.00	757	100.00
November 2014	1	$306,400.00	0.10	306,400.00	5.250	80.00	769	100.00
December 2014	1	$305,500.00	0.10	305,500.00	5.375	79.99	744	100.00
January 2015	1	$239,500.00	0.08	239,500.00	5.500	79.83	695	100.00
Total:	1,135	$292,050,548.21	100.00	257,313.26	5.662	78.19	692	87.46

Maximum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
9.000 - 9.499	2	$602,000.00	0.21	301,000.00	4.337	80.00	707	100.00
9.500 - 9.999	26	$6,176,265.03	2.11	237,548.66	4.748	78.12	698	71.00
10.000 - 10.499	110	$25,554,356.23	8.75	232,312.33	4.899	77.16	696	90.94
10.500 - 10.999	278	$67,136,863.22	22.99	241,499.51	5.298	78.44	698	92.39
11.000 - 11.499	265	$68,879,355.11	23.58	259,922.09	5.478	77.82	696	93.88
11.500 - 11.999	241	$64,630,049.64	22.13	268,174.48	5.820	78.45	689	90.70
12.000 - 12.499	99	$28,575,482.97	9.78	288,641.24	6.273	77.96	681	78.79
12.500 - 12.999	48	$11,790,047.76	4.04	245,626.00	6.649	79.26	682	82.40
13.000 - 13.499	31	$8,015,061.98	2.74	258,550.39	7.195	78.23	686	53.80
13.500 - 13.999	11	$2,930,591.85	1.00	266,417.44	7.647	78.97	661	33.39
14.000 - 14.499	6	$1,213,767.56	0.42	202,294.59	8.084	80.73	676	73.18
14.500 - 14.999	3	$543,976.95	0.19	181,325.65	8.536	80.00	686	N/A
17.000 - 17.499	3	$1,202,355.84	0.41	400,785.28	5.277	80.00	718	39.26
17.500 - 17.999	7	$2,670,347.64	0.91	381,478.23	5.863	80.00	678	67.05
18.000 - 18.499	5	$2,130,026.43	0.73	426,005.29	6.162	76.99	721	57.09
Total:	1,135	$292,050,548.21	100.00	257,313.26	5.662	78.19	692	87.46

Minimum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2.000 - 2.499	246	$63,048,650.25	21.59	256,295.33	5.618	78.60	700	83.94
2.500 - 2.999	505	$129,121,673.06	44.21	255,686.48	5.518	78.91	690	93.12
3.000 - 3.499	228	$56,726,782.94	19.42	248,801.68	5.648	77.03	701	94.57
3.500 - 3.999	129	$38,020,425.29	13.02	294,731.98	6.056	76.62	679	66.84
4.000 - 4.499	4	$683,200.00	0.23	170,800.00	6.110	75.85	657	100.00
4.500 - 4.999	1	$261,600.00	0.09	261,600.00	6.625	80.00	627	100.00
5.000 - 5.499	6	$974,808.69	0.33	162,468.12	7.416	77.81	711	47.63
5.500 - 5.999	5	$1,040,867.38	0.36	208,173.48	6.829	81.16	656	62.72
6.000 - 6.499	6	$1,403,241.21	0.48	233,873.54	7.583	78.87	682	55.32
6.500 - 6.999	1	$136,500.00	0.05	136,500.00	5.375	70.00	669	100.00
7.000 - 7.499	2	$443,244.46	0.15	221,622.23	7.160	84.59	614	54.15
8.000 - 8.499	1	$145,603.69	0.05	145,603.69	8.000	90.00	613	N/A
8.500 - 8.999	1	$43,951.24	0.02	43,951.24	8.950	80.00	638	N/A
Total:	1,135	$292,050,548.21	100.00	257,313.26	5.662	78.19	692	87.46

Initial Periodic Rate Caps of Mortgage Loans

				AVG	WA	WA	WA	IO
Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
1.000	41	$13,701,972.30	4.69	334,194.45	5.300	76.63	701	92.07
2.000	4	$706,200.00	0.24	176,550.00	5.144	77.48	745	100.00
2.500	1	$318,515.90	0.11	318,515.90	5.625	80.00	689	N/A
3.000	831	$210,371,574.71	72.03	253,154.72	5.568	77.97	691	92.09
4.000	1	$121,030.00	0.04	121,030.00	5.625	70.00	656	100.00
5.000	186	$42,010,594.68	14.38	225,863.41	5.888	79.30	699	82.83
6.000	71	$24,820,660.62	8.50	349,586.77	6.291	79.03	687	54.18
Total:	1,135	$292,050,548.21	100.00	257,313.26	5.662	78.19	692	87.46

Subsequent Periodic Rate Caps of Mortgage Loans

				AVG	WA	WA	WA	IO
Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
1.000	1,135	$292,050,548.21	100.00	257,313.26	5.662	78.19	692	87.46
Total:	1,135	$292,050,548.21	100.00	257,313.26	5.662	78.19	692	87.46

OPTEUM 2005-1 SUBPRIME COLLATERAL TABLES

Original Principal Balances of Mortgage Loans

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
25,000.01 - 50,000.00	5	$219,132.00	0.51	43,826.40	7.283	77.06	615	N/A
50,000.01 - 75,000.00	15	$968,436.00	2.28	64,562.40	7.167	78.20	640	N/A
75,000.01 - 100,000.00	16	$1,468,630.00	3.45	91,789.38	6.759	69.37	650	N/A
100,000.01 - 125,000.00	13	$1,487,600.00	3.50	114,430.77	6.621	75.91	642	N/A
125,000.01 - 150,000.00	19	$2,607,635.00	6.13	137,243.95	7.021	79.79	641	N/A
150,000.01 - 175,000.00	18	$2,943,109.00	6.92	163,506.06	7.064	81.85	628	N/A
175,000.01 - 200,000.00	19	$3,554,000.00	8.35	187,052.63	7.033	74.38	628	N/A
200,000.01 - 225,000.00	15	$3,219,650.00	7.57	214,643.33	6.749	75.62	638	N/A
225,000.01 - 250,000.00	9	$2,125,100.00	4.99	236,122.22	6.432	75.95	658	N/A
250,000.01 - 275,000.00	10	$2,650,000.00	6.23	265,000.00	6.492	78.75	621	N/A
275,000.01 - 300,000.00	15	$4,362,200.00	10.25	290,813.33	6.193	75.79	641	N/A
300,000.01 - 325,000.00	16	$4,991,560.00	11.73	311,972.50	6.711	85.40	635	N/A
325,000.01 - 359,650.00	7	$2,365,600.00	5.56	337,942.86	6.485	85.66	689	N/A
359,650.01 - 500,000.00	24	$9,590,950.00	22.54	399,622.92	6.748	83.19	629	N/A
Total:	201	$42,553,602.00	100.00	211,709.46	6.711	79.71	638	N/A

Principal Balances of Mortgage Loans as of Cutoff Date

				AVG	WA	WA	WA	IO
Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
25,000.01 - 50,000.00	5	$218,957.69	0.52	43,791.54	7.284	77.07	615	N/A
50,000.01 - 75,000.00	15	$967,480.21	2.28	64,498.68	7.167	78.20	640	N/A
75,000.01 - 100,000.00	16	$1,467,427.47	3.45	91,714.22	6.759	69.37	650	N/A
100,000.01 - 125,000.00	13	$1,485,984.60	3.50	114,306.51	6.621	75.91	642	N/A
125,000.01 - 150,000.00	19	$2,604,514.92	6.13	137,079.73	7.021	79.80	641	N/A
150,000.01 - 175,000.00	18	$2,941,434.46	6.92	163,413.03	7.064	81.85	628	N/A
175,000.01 - 200,000.00	19	$3,550,248.97	8.35	186,855.21	7.033	74.38	628	N/A
200,000.01 - 225,000.00	15	$3,216,185.86	7.57	214,412.39	6.749	75.63	638	N/A
225,000.01 - 250,000.00	9	$2,122,734.16	4.99	235,859.35	6.432	75.94	658	N/A
250,000.01 - 275,000.00	10	$2,648,039.67	6.23	264,803.97	6.492	78.75	621	N/A
275,000.01 - 300,000.00	15	$4,355,625.81	10.25	290,375.05	6.193	75.80	641	N/A
300,000.01 - 325,000.00	16	$4,986,500.62	11.73	311,656.29	6.711	85.40	635	N/A
325,000.01 - 359,650.00	10	$3,442,500.64	8.10	344,250.06	6.532	85.17	670	N/A
359,650.01 - 500,000.00	21	$8,500,717.76	20.00	404,796.08	6.762	83.08	629	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Current Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
4.500 - 4.999	2	$502,493.37	1.18	251,246.69	4.937	62.78	679	N/A
5.000 - 5.499	4	$1,144,297.24	2.69	286,074.31	5.331	64.18	707	N/A
5.500 - 5.999	28	$6,605,565.35	15.54	235,913.05	5.769	77.91	652	N/A
6.000 - 6.499	38	$7,974,194.37	18.76	209,847.22	6.225	78.53	658	N/A
6.500 - 6.999	56	$11,504,584.04	27.06	205,439.00	6.795	81.09	632	N/A
7.000 - 7.499	34	$7,709,011.78	18.14	226,735.64	7.242	82.43	618	N/A
7.500 - 7.999	32	$6,378,971.77	15.01	199,342.87	7.694	80.76	621	N/A
8.000 - 8.499	2	$285,603.69	0.67	142,801.85	8.049	84.01	622	N/A
8.500 - 8.999	4	$346,630.62	0.82	86,657.66	8.759	85.79	604	N/A
9.000 - 9.499	1	$57,000.61	0.13	57,000.61	9.250	89.30	603	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Original Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 180	2	$207,869.81	0.49	103,934.91	7.492	70.98	632	N/A
181 - 240	3	$686,923.98	1.62	228,974.66	6.073	57.08	656	N/A
241 - 360	196	$41,613,559.05	97.90	212,314.08	6.718	80.12	638	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Stated Remaining Term to Maturity of Mortgage Loans

				AVG	WA	WA	WA	IO
Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
121 - 180	2	$207,869.81	0.49	103,934.91	7.492	70.98	632	N/A
181 - 240	3	$686,923.98	1.62	228,974.66	6.073	57.08	656	N/A
301 - 360	196	$41,613,559.05	97.90	212,314.08	6.718	80.12	638	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Seasoning of Mortgage Loans

				AVG	WA	WA	WA	IO
Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
000 - 006	200	$42,227,571.72	99.34	211,137.86	6.719	79.82	637	N/A
007 - 012	1	$280,781.12	0.66	280,781.12	5.450	62.89	757	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Combined Loan-to-Value Ratios of Mortgage Loans

				AVG	WA	WA	WA	IO
Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
30.01 - 35.00	1	$98,909.63	0.23	98,909.63	6.450	32.57	724	N/A
40.01 - 45.00	4	$742,214.81	1.75	185,553.70	6.168	41.30	658	N/A
45.01 - 50.00	2	$314,563.60	0.74	157,281.80	6.632	46.69	614	N/A
50.01 - 55.00	2	$311,583.17	0.73	155,791.59	7.147	54.64	608	N/A
55.01 - 60.00	12	$2,087,925.59	4.91	173,993.80	6.629	57.85	621	N/A
60.01 - 65.00	11	$1,926,132.19	4.53	175,102.93	6.459	63.26	656	N/A
65.01 - 70.00	11	$2,056,979.67	4.84	186,998.15	6.760	68.84	634	N/A
70.01 - 75.00	20	$3,596,090.03	8.46	179,804.50	6.306	73.15	648	N/A
75.01 - 80.00	53	$11,767,901.56	27.68	222,035.88	6.579	79.43	634	N/A
80.01 - 85.00	13	$3,051,224.93	7.18	234,709.61	6.673	84.15	613	N/A
85.01 - 90.00	72	$16,554,827.66	38.94	229,928.16	6.953	89.63	643	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Owner Occupancy of Mortgage Loans

				AVG	WA	WA	WA	IO
Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Owner Occupied	153	$33,790,094.59	79.49	220,850.29	6.666	80.09	635	N/A
Investor	44	$8,140,602.85	19.15	185,013.70	6.851	78.13	650	N/A
Second Home	4	$577,655.40	1.36	144,413.85	7.395	79.38	632	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Property Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Single Family	129	$27,267,647.48	64.15	211,377.11	6.757	79.19	631	N/A
2-4 Family	46	$10,199,240.31	23.99	221,722.62	6.644	80.36	657	N/A
Condominium	16	$3,055,523.18	7.19	190,970.20	6.660	80.93	637	N/A
Pud	10	$1,985,941.87	4.67	198,594.19	6.497	81.51	639	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Loan Purpose of Mortgage Loans

				AVG	WA	WA	WA	IO
Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Refi/Cashout	142	$30,347,698.32	71.39	213,716.19	6.566	77.94	639	N/A
Purchase	54	$11,135,535.83	26.20	206,213.63	7.078	84.66	635	N/A
Refi/No Cashout	5	$1,025,118.69	2.41	205,023.74	7.016	78.09	641	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Document Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
Stated Income, Stated Asset	119	$26,983,465.40	63.48	226,751.81	6.912	79.46	631	N/A
Full Documentation	82	$15,524,887.44	36.52	189,327.90	6.361	80.13	651	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Product Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
2/6 Arm	139	$30,492,913.13	71.73	219,373.48	6.779	81.81	631	N/A
3/6 Arm	9	$1,870,056.18	4.40	207,784.02	6.659	77.42	636	N/A
Fixed Rate	53	$10,145,383.53	23.87	191,422.33	6.515	73.80	658	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Index Type of Mortgage Loans

				AVG	WA	WA	WA	IO
Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
6 Mo Libor	148	$32,362,969.31	76.13	218,668.71	6.772	81.56	632	N/A
Fixed Rate	53	$10,145,383.53	23.87	191,422.33	6.515	73.80	658	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Geographical Distribution of Mortgages Loans

				AVG	WA	WA	WA	IO
State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
New Jersey	58	$12,896,593.81	30.34	222,355.07	6.853	78.46	628	N/A
New York	40	$9,504,054.56	22.36	237,601.36	6.404	77.97	644	N/A
Connecticut	27	$5,454,667.12	12.83	202,024.71	6.562	79.62	669	N/A
Massachusetts	14	$3,735,489.61	8.79	266,820.69	6.479	79.84	648	N/A
Pennsylvania	21	$3,253,026.83	7.65	154,906.04	6.863	80.81	632	N/A
California	10	$2,900,565.15	6.82	290,056.52	7.270	83.77	619	N/A
Florida	8	$1,176,240.04	2.77	147,030.01	6.920	79.86	632	N/A
Maryland	5	$1,002,334.47	2.36	200,466.89	5.945	81.47	634	N/A
Rhode Island	3	$883,533.12	2.08	294,511.04	7.351	88.31	622	N/A
Other	15	$1,701,848.13	4.00	113,456.54	7.069	84.18	612	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Prepay Term for Mortgage Loans

				AVG	WA	WA	WA	IO
Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
No Penalty	94	$20,876,501.18	49.11	222,090.44	6.790	80.16	632	N/A
6	2	$498,762.31	1.17	249,381.16	6.669	85.69	665	N/A
12	32	$7,942,970.08	18.69	248,217.82	6.357	75.18	651	N/A
24	57	$11,050,346.35	26.00	193,865.73	6.706	82.03	636	N/A
36	16	$2,139,772.92	5.03	133,735.81	7.284	78.72	649	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Fico Scores of Mortgage Loans

				AVG	WA	WA	WA	IO
Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
576 - 600	44	$9,193,845.27	21.63	208,951.03	6.926	77.13	589	N/A
601 - 625	49	$10,767,565.25	25.33	219,746.23	6.893	81.19	610	N/A
626 - 650	43	$8,402,040.13	19.77	195,396.28	6.937	80.14	636	N/A
651 - 675	32	$6,956,018.64	16.36	217,375.58	6.371	81.63	661	N/A
676 - 700	12	$2,709,962.63	6.38	225,830.22	6.259	75.70	686	N/A
701 - 725	6	$1,278,823.55	3.01	213,137.26	6.370	83.53	718	N/A
726 - 750	4	$1,312,071.79	3.09	328,017.95	6.305	84.52	735	N/A
751 - 775	8	$1,468,651.51	3.45	183,581.44	6.130	79.18	760	N/A
776 - 800	3	$419,374.07	0.99	139,791.36	5.688	58.77	795	N/A
Total:	201	$42,508,352.84	100.00	211,484.34	6.711	79.71	638	N/A

Margins of Mortgage Loans

				AVG	WA	WA	WA	IO
Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
4.000 - 4.499	1	$295,000.00	0.91	295,000.00	4.900	78.67	597	N/A
4.500 - 4.999	2	$505,046.34	1.56	252,523.17	5.326	69.75	640	N/A
5.000 - 5.499	17	$4,060,890.58	12.55	238,875.92	5.784	79.41	645	N/A
5.500 - 5.999	28	$5,408,908.33	16.71	193,175.30	6.217	78.30	655	N/A
6.000 - 6.499	43	$9,299,684.52	28.74	216,271.73	6.757	82.23	638	N/A
6.500 - 6.999	32	$7,123,436.37	22.01	222,607.39	7.200	83.97	610	N/A
7.000 - 7.499	22	$5,296,163.52	16.36	240,734.71	7.672	82.88	619	N/A
7.500 - 7.999	1	$145,603.69	0.45	145,603.69	8.000	90.00	613	N/A
8.000 - 8.499	2	$228,235.96	0.71	114,117.98	8.748	88.07	598	N/A
Total:	148	$32,362,969.31	100.00	218,668.71	6.772	81.56	632	N/A

Next Rate Change Dates of Mortgage Loans

				AVG	WA	WA	WA	IO
Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
October 2006	1	$313,759.50	0.97	313,759.50	7.250	85.00	582	N/A
November 2006	56	$13,021,774.10	40.24	232,531.68	6.992	82.23	625	N/A
December 2006	55	$11,224,699.53	34.68	204,085.45	6.733	81.67	640	N/A
January 2007	27	$5,932,680.00	18.33	219,728.89	6.376	81.00	633	N/A
November 2007	3	$399,041.60	1.23	133,013.87	6.938	70.20	633	N/A
December 2007	5	$1,206,514.58	3.73	241,302.92	6.547	79.20	644	N/A
January 2008	1	$264,500.00	0.82	264,500.00	6.750	80.15	605	N/A
Total:	148	$32,362,969.31	100.00	218,668.71	6.772	81.56	632	N/A

Maximum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
10.500 - 10.999	1	$295,000.00	0.91	295,000.00	4.900	78.67	597	N/A
11.000 - 11.499	1	$395,046.34	1.22	395,046.34	5.250	72.70	657	N/A
11.500 - 11.999	19	$4,390,840.58	13.57	231,096.87	5.778	78.93	640	N/A
12.000 - 12.499	29	$5,772,396.17	17.84	199,048.14	6.231	78.51	660	N/A
12.500 - 12.999	43	$9,074,841.17	28.04	211,042.82	6.773	82.20	634	N/A
13.000 - 13.499	29	$6,674,964.30	20.63	230,171.18	7.243	84.13	610	N/A
13.500 - 13.999	23	$5,386,041.10	16.64	234,175.70	7.676	83.00	618	N/A
14.000 - 14.499	1	$145,603.69	0.45	145,603.69	8.000	90.00	613	N/A
14.500 - 14.999	2	$228,235.96	0.71	114,117.98	8.748	88.07	598	N/A
Total:	148	$32,362,969.31	100.00	218,668.71	6.772	81.56	632	N/A

Minimum Mortgage Rates of Mortgage Loans

				AVG	WA	WA	WA	IO
Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
4.500 - 4.999	1	$295,000.00	0.91	295,000.00	4.900	78.67	597	N/A
5.000 - 5.499	1	$395,046.34	1.22	395,046.34	5.250	72.70	657	N/A
5.500 - 5.999	19	$4,390,840.58	13.57	231,096.87	5.778	78.93	640	N/A
6.000 - 6.499	28	$5,483,678.42	16.94	195,845.66	6.238	78.17	662	N/A
6.500 - 6.999	44	$9,363,558.92	28.93	212,808.16	6.752	82.28	634	N/A
7.000 - 7.499	29	$6,674,964.30	20.63	230,171.18	7.243	84.13	610	N/A
7.500 - 7.999	23	$5,386,041.10	16.64	234,175.70	7.676	83.00	618	N/A
8.000 - 8.499	1	$145,603.69	0.45	145,603.69	8.000	90.00	613	N/A
8.500 - 8.999	2	$228,235.96	0.71	114,117.98	8.748	88.07	598	N/A
Total:	148	$32,362,969.31	100.00	218,668.71	6.772	81.56	632	N/A

Initial Periodic Rate Caps of Mortgage Loans

				AVG	WA	WA	WA	IO
Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
3.000	148	$32,362,969.31	100.00	218,668.71	6.772	81.56	632	N/A
Total:	148	$32,362,969.31	100.00	218,668.71	6.772	81.56	632	N/A

Subsequent Periodic Rate Caps of Mortgage Loans

				AVG	WA	WA	WA	IO
Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	combltv	FICO	% of
1.000	148	$32,362,969.31	100.00	218,668.71	6.772	81.56	632	N/A
Total:	148	$32,362,969.31	100.00	218,668.71	6.772	81.56	632	N/A

Breakeven Analysis for Opteum 2005-1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. 1st dollar loss
2. Stepdown fail
3. 6 month lag
4. Run to Maturity
5. P&I Advance
6. Forwards as of 1-18-2005
7. Deal Settles 1-31-2005
8. 50% Loss Severity

50% PPV

CLASS M-5	CDR	Coll Loss(%)	WAL
Forwards	4.84	12.88	24.82
Forwards + 200	2.81	8.25	26.28

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	3.92	10.89	26.26
Forwards + 200	2.06	6.28	27.35

CLASS M-9	CDR	Coll Loss(%)	WAL
Forwards	3.74	10.47	26.24
Forwards + 200	1.93	5.92	27.08

100% PPV

CLASS M-5	CDR	Coll Loss(%)	WAL
Forwards	5.61	8.68	16.43
Forwards + 200	3.32	5.46	17.48

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	4.09	6.58	17.99
Forwards + 200	1.97	3.36	19.20

CLASS M-9	CDR	Coll Loss(%)	WAL
Forwards	3.70	6.02	17.94
Forwards + 200	1.60	2.76	19.31

150% PPV

CLASS M-5	CDR	Coll Loss(%)	WAL
Forwards	6.51	6.96	11.59
Forwards + 200	4.15	4.61	12.26

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	4.37	4.83	12.78
Forwards + 200	2.18	2.50	13.52

CLASS M-9	CDR	Coll Loss(%)	WAL
Forwards	3.80	4.24	12.97
Forwards + 200	1.65	1.91	13.80

35% CPR

CLASS M-5	CDR	Coll Loss(%)	WAL
Forwards	6.73	6.99	11.30
Forwards + 200	4.61	4.96	11.85

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	4.49	4.84	12.39
Forwards + 200	2.52	2.81	13.03

CLASS M-9	CDR	Coll Loss(%)	WAL
Forwards	3.90	4.25	12.62
Forwards + 200	1.95	2.20	13.13

Breakeven Analysis for Opteum 2005-1 - 1st $ Loss

1. stepdown fail
2. 40% loss severity
3. 6 month lag
4. 1st dollar loss
5. Run at pricing speed to maturity
6. P&I Advance

BREAKEVEN (1ST DOLLAR LOSS)
LIBOR Forwards

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)
M4	7.90	9.25
M5	7.10	8.48
M9	4.63	5.88

fico

	Count	Balance	% of Balance	Gross Rate	Gross Margin	Gross Lifecap	Gross Lifefloor	Master & Sub Serv Fees	Sched Rem Term	Rem Amort	Orig Term	Initial Cap	Periodic Cap	Month to Next Adj	Provided LTV	Known FICOs	Avg Balance	LTV>80w/MI
493 - 500		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
501 - 510		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
511 - 520		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
521 - 530		$121,457.53	0.02	6.875	N/A	N/A	N/A	0.2625	237	237	240	N/A	N/A	N/A	96.42	529	$121,457.53	0.00
531 - 540		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
541 - 550		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
551 - 560		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
561 - 570		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
571 - 580		$727,838.97	0.09	6.655	5.645	12.655	6.655	0.3425	358	358	360	3.000	1.000	22	77.15	580	$242,612.99	0.00
581 - 590		$6,163,067.54	0.76	7.057	6.513	13.096	7.096	0.4812	355	355	356	3.000	1.000	18	76.83	584	$205,435.58	0.00
591 - 600		$4,500,573.86	0.56	6.912	6.242	12.924	6.924	0.4608	359	359	360	3.000	1.000	23	82.23	596	$236,872.31	0.00
601 - 610		$11,182,357.14	1.38	6.825	6.202	12.839	6.536	0.4199	355	355	357	3.000	1.000	20	81.91	605	$219,261.90	1.15
611 - 620		$14,839,268.48	1.84	6.588	5.131	12.436	5.300	0.3131	352	354	354	3.006	1.000	19	79.96	617	$235,543.94	4.15
621 - 630		$47,049,729.33	5.82	6.367	3.566	11.874	3.621	0.2952	350	358	352	3.416	1.000	22	78.04	626	$218,835.95	7.98
631 - 640		$48,150,035.28	5.96	6.386	3.548	11.800	3.621	0.2943	350	356	352	3.362	1.000	21	77.47	636	$214,955.51	11.61
641 - 650		$53,867,318.68	6.67	6.201	3.395	11.604	3.430	0.2958	346	354	348	3.277	1.000	21	76.85	646	$222,592.23	7.40
651 - 660		$52,909,744.14	6.55	6.203	3.444	11.655	3.486	0.3007	348	355	350	3.311	1.000	19	76.83	656	$219,542.51	4.52
661 - 670		$73,845,533.74	9.14	6.194	3.274	11.598	3.287	0.2891	348	356	350	3.246	1.000	21	79.43	666	$215,922.61	9.30
671 - 680		$74,357,798.92	9.21	6.112	3.303	11.772	3.314	0.2864	348	356	350	3.470	1.020	24	78.19	676	$222,628.14	8.51
681 - 690		$61,185,222.10	7.57	6.128	3.118	11.566	3.132	0.2838	345	353	347	3.364	1.000	20	78.29	686	$213,188.93	8.84
691 - 700		$53,917,986.61	6.68	6.042	3.058	11.537	3.061	0.2812	349	356	351	3.345	1.000	23	78.76	696	$209,797.61	10.15
701 - 710		$53,177,137.39	6.58	5.943	3.120	11.471	3.123	0.2824	348	355	350	3.184	1.012	21	76.08	705	$224,376.11	5.46
711 - 720		$46,730,523.02	5.79	6.064	3.043	11.604	3.055	0.2824	350	358	352	3.317	1.000	24	79.32	715	$209,553.91	11.81
721 - 730		$35,729,044.99	4.42	5.879	3.022	11.212	3.036	0.2808	345	351	347	3.560	1.000	25	74.97	726	$224,710.97	5.89
731 - 740		$38,345,252.28	4.75	5.978	3.100	11.536	3.115	0.2899	348	356	350	3.390	1.000	22	79.04	736	$217,870.75	7.76
741 - 750		$33,009,255.73	4.09	5.960	3.018	11.276	3.018	0.2760	348	355	350	3.415	1.000	24	78.04	746	$223,035.51	6.57
751 - 760		$24,653,248.21	3.05	5.782	3.195	11.280	3.208	0.2840	352	356	354	2.986	1.000	20	75.29	756	$226,176.59	7.42
761 - 770		$24,449,574.61	3.03	5.870	2.864	11.609	2.864	0.2834	348	354	350	3.434	1.000	25	75.82	766	$208,970.72	5.67
771 - 780		$22,440,586.70	2.78	5.841	2.850	11.146	2.850	0.2716	355	358	357	3.671	1.000	26	73.40	776	$228,985.58	5.01
781 - 790		$12,554,539.02	1.55	5.659	2.828	11.102	2.828	0.2848	351	356	353	3.198	1.000	23	75.39	785	$224,188.20	3.05
791 - 800		$6,805,720.54	0.84	5.697	3.022	11.498	3.022	0.2861	350	355	352	3.104	1.000	17	73.01	795	$219,539.37	7.42
801 - 810		$5,776,278.24	0.72	5.645	2.798	11.053	2.798	0.2732	353	355	355	3.650	1.000	29	75.85	804	$304,014.64	4.77
811 - 812		$487,549.79	0.06	6.066	3.617	11.518	3.617	0.2753	347	356	351	4.075	1.000	43	83.91	811	$162,516.60	29.25
813+		$757,073.87	0.09	6.245	3.329	12.155	3.329	0.3039	358	358	360	3.000	1.000	14	67.00	814	$189,268.47	0.00